Valley National Bancorp

Proxy Statement

2023



A Letter to our Shareholders:



TO OUR SHAREHOLDERS, ASSOCIATES, CLIENTS, AND COMMUNITY PARTNERS,

One of the most common misconceptions is that you should always separate your professional and personal lives. If the past few years have taught me anything, however, it's that in an ever-evolving world, we need leaders that will challenge the lessons we've learned and reimagine their organization's role in driving positive change in our society. I firmly believe that Valley's role is to be a leader at the forefront of this evolution.

Today, many organizations, just like ours, have reached an intersection where our business objectives must align with our personal responsibilities to create a better, stronger world around us. As a bank, we have a unique opportunity to have a positive and profound impact on society, whether that is serving as an engine for entrepreneurship, leading social and cultural change or taking a deeper focus on our environmental impact.

OUR ROLE IN AN EVER-EVOLVING INDUSTRY

One of the great things about our country is that we have a diverse and vibrant banking industry capable of serving the needs of a multitude of consumers and businesses. As a mid-size commercial bank with $57 billion in assets, Valley has a unique place in that ecosystem. In fact, as it stands today in the U.S., there are 17 commercial banks with assets above $100 billion and only 11 banks with assets in the range of $50 to $100 billion. The reality is that the mid-size commercial banking space has shrunk, and it has become more important for a bank like Valley to take a leadership role in our industry by leaning into what makes us unique—being a relationship-focused commercial bank that delivers personalized solutions to a distinct mid-size business segment which is underserved by many of our peers.

In 2022, we continued to embrace this opportunity, not only in our financial performance but also in our ability to lead and drive change while continuing to move our Company forward. As an example, to support our Environmental, Social and Governance (ESG) efforts, we were the first mid-size bank in the country to issue a $150 million Sustainable Subordinated Debt Financing package that will be used to finance new and existing social and green assets. To provide further transparency around how we're making a positive impact in these areas, we also issued our first ESG report in 2021, which highlights our cultural and social progress along with our focus on mitigating the risks of climate change.

But this is only part of our story.

OUR REMARKABLE PERFORMANCE IN A YEAR OF CHANGE

As evidenced in the accompanying financial statements, 2022 was another successful, record-breaking year for Valley. We were able to generate solid returns for our shareholders, while simultaneously delivering outsized solutions for our clients, providing countless opportunities for our associates, and supporting much-needed economic growth for the communities we serve.

In 2022, we generated $1.9 billion of revenue and $569 million of net income, which both represent new high-water marks for our organization. Our annualized return on average assets was 1.09 percent, or 1.25 percent on an adjusted basis*, as compared to 1.14 percent and 1.19 percent on an adjusted basis* in 2021. Despite interest rate headwinds and the closing of the largest acquisition in our Company's history, tangible book value per share* as of the end of 2022 increased approximately 3 percent to $8.15 as compared to 2021.

Valley maintained strong momentum this past year. Here are some notable highlights:

- We ended 2021 with the acquisition of The Westchester Bank, which added a highly successful banking franchise with approximately $1.4 billion in assets and a significant presence in Westchester County, New York.

- Only a few months later, we completed the largest acquisition in our history: our merger with Bank Leumi USA, an $8.6 billion bank with offices in New York, Florida, California and Illinois.

- Valley's 2021 acquisition of Dudley Ventures, an Arizona-based tax credit advisory organization, has established a partnership that aligns with our core values of helping our communities succeed and thrive. Dudley Ventures has added the ability to help renew and revitalize economically distressed communities nationwide.

- Valley's cannabis-related banking business, which we launched in 2021, has grown meaningfully this past year. In fact, today we are one of the largest banks serving licensed cannabis operators nationally. As we head into our third year serving these businesses, we are well-positioned to service the industry across geographic markets, from multistate operators to single-state and local cultivators, processors and retailers.

- We also identified a real gap in our communities when it came to financial support for women- and minority-owned small businesses. That's why we expanded our Community Lending team to bridge that gap and provide these business owners with experienced local bankers who can serve as mentors and financial guides. Our Community Lending solutions include leveraging strong partnerships with national and regional organizations that can provide additional education, mentorship, and financing resources across our U.S. footprint into underserved communities where businesses often don't qualify for traditional lending.

OUR PEOPLE ARE OUR GREATEST ASSET

Our people are leaders in the community. They are the beating heart and moral compass for our organization. And they are some of the most talented professionals in the banking industry.

In 2022, we once again solicited ideas and feedback from our associates through our annual engagement survey, which helps us create commitments to meaningfully enhance the overall employee experience at Valley. We listened as our colleagues asked questions in monthly town hall meetings, executive leadership forums and through our internal channels so we can better understand what is most important to them.

We've created mentorship opportunities bank-wide to help grow emerging leaders and implemented recognition programs that celebrate our associates' achievements. Our award-winning internship program continues to provide invaluable talent for our esteemed Credit Underwriting Program and for other positions across the entire organization. And we're also constantly advancing opportunities for professional growth by providing a variety of innovative development programs where associates feel valued and fulfilled in their careers at Valley.

We continue to champion a culture of inclusion and engagement with our customers and stakeholders. Our Diversity, Equity, and Inclusion (DEI) programs and initiatives focus on providing greater access to the many opportunities Valley offers. In 2022, we sponsored over 40 DEI events for both our employees and our communities. Through our six growing Associate Resource Groups, we piloted a bank-wide mentorship program to provide direct engagement and career journeys for a broad employee base. As always, DEI education was a priority with learning opportunities available for all. I'm proud to say our internship program was 56 percent ethnically diverse with a DEI focus on First Generation/Low Income students within our footprint.

OUR ROLE IN THE COMMUNITY

At our core, Valley has always been about serving the needs of our communities. Even as we expand nationally, our local roots are infused into the DNA of our organization. This past year, we promoted affordable housing and racial and social equity by partnering with organizations who champion these causes. We significantly expanded our support for entrepreneurship, innovation, and women- and minority-owned businesses by growing existing relationships and forging new ones with partners who operate at the forefront of these issues. And when one of our local Southwest Florida communities was battered by Hurricane Ian, we provided financial and volunteer support to those who needed our help the most.

This is just a small snapshot of what we've done to support our communities in 2022. In fact, for the second straight time, we received an Outstanding CRA rating from our primary bank regulator, a true testament to our commitment to driving positive change in the community. I invite you to learn more about everything we're doing to bring economic empowerment and change to our communities by reading our full Corporate Social Responsibility report at Valley.com.

---

* Please see Appendix A to the proxy statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures.



OUR WAY FORWARD

Our vision is to be the premier relationship-based commercial bank in the country. In just the past five years, we have seen our Company more than double in size to $57 billion in assets. We have accomplished this by igniting a diverse and empowered culture that is passionate about making a positive and lasting impact for our clients and communities.

When I think about our road ahead – a road to excellence, as I refer to it – I am more excited than ever about our strategy, our people, and our ability to live up to those lofty aspirations and deliver exceptional results for all our stakeholders.

On behalf of our Board of Directors, executive leadership team and all Valley associates, thank you for your continued trust and confidence in us.

Ira Robbins
Chairman and CEO



Our Business Strategy

Despite the economic uncertainties that weigh on the banking industry, we remain confident in our ability to execute our core strategies and deliver value for our stakeholders. In 2023, we will continue our mission to give people and businesses the power to succeed. Our goals are to:

- Provide access to developmental resources and tools that enhance our associates' personal and professional lives;

- Innovate, simplify and improve the customer experience at Valley;

- Deepen our commitment to our local partners through serving, supporting and strengthening our communities; and

- Deliver consistent above-peer financial performance to enhance shareholder value.

Our vision of becoming a premier relationship-based commercial bank is at the heart of everything we do. We will execute our strategic priorities to deliver sustainable excellence as we build towards this vision.

OUR CORE STRATEGIES



Leverage the opportunities within our business segments and geographic markets to deliver sustainable above-peer loan and deposit growth.
We're committed to elevating our business capabilities. This is reflected in our focus in generating sustainable, consistent loan and deposit growth, which will continue to build franchise value.



Be a trusted partner to effectively serve our customers' increasingly sophisticated financial needs, which will drive greater revenue diversification.
Diversified sources of revenue allow for a more stable earnings stream in different economic cycles. Expanding our services to meet the evolving needs of our robust customer base will drive increased stakeholder returns.



Maintain agility to create a discipline of consistently delivering positive operating leverage.
Being nimble and highly responsive is crucial in a rapidly changing financial landscape. Our commitment to improving efficiency and leveraging technology to automate processes and build a scalable infrastructure will help create an innovative and best-in-class customer experience.



Build an enduring service-based culture by enabling inclusion, empowerment, collaboration and innovation.
We have made significant strides in creating a diverse and inclusive culture where our associates feel empowered to bring their authentic selves and unique perspectives to work every day. The combination of advanced technology, improved communication, and strong talent have created an engaged culture with respect to both our employees and customers.

WE BELIEVE IN OUR STRATEGIES

As we move to 2023, we seek to honor the trust that our stakeholders have in us through our determination to execute our strategies and deliver on our vision for long-term success. We are well-positioned to do this successfully because our strategies are built around the core principles of our organization—staying true to our moral compass, ensuring safety and soundness in our decisions, approaching our strategies with a growth mindset, and continuously pursuing excellence in everything we do.

We're committed to giving people and businesses the power to succeed.



Valley

1455 Valley Road
Wayne, New Jersey 07470

Notice of Annual Meeting of Shareholders

TO BE HELD TUESDAY, APRIL 25, 2023

March 10, 2023

To Our Shareholders:

We invite you to the Annual Meeting of Shareholders of Valley National Bancorp ("Valley" or the "Company") on Tuesday, April 25, 2023 at 3:00 p.m., Eastern Time, to vote on the following matters:

1. Election of 13 directors;
2. An advisory vote to approve our named executive officer compensation;
3. An advisory vote on the frequency of advisory votes on executive compensation;
4. Ratification of the appointment of KPMG LLP as Valley's independent registered public accounting firm for the fiscal year ending December 31, 2023; and
5. Approval of the Valley National Bancorp 2023 Incentive Compensation Plan.

Important notice regarding the availability of proxy materials for the 2023 Annual Meeting of Shareholders to be held on April 25, 2023:
This Proxy Statement for the 2023 Annual Meeting of Shareholders, our 2022 Annual Report to Shareholders and the proxy card or voting instruction form are available at:
proxyvote.com.

This year's Annual Meeting of Shareholders will be held in a virtual format through a live audio webcast. You will not be able to attend the Annual Meeting physically. We will provide the live webcast of the Annual Meeting at www.virtualshareholdermeeting.com/VLY2023. After the meeting you will be able to access a recording of the Annual Meeting on the same website. For further information on how to participate in the meeting, please see "Information About the Annual Meeting" on page 79 in this Proxy Statement.

You will be permitted to submit live questions at the Annual Meeting just as if you were attending a physical meeting. Questions may be submitted beginning thirty minutes before the start of the Annual Meeting through www.virtualshareholdermeeting.com/VLY2023.

You will need the 16-digit control number printed on your notice, proxy card or voting instruction form in order to attend, vote and ask questions during the meeting.

The Notice of Internet Availability of Proxy Materials ("E-Proxy Notice"), which contains instructions on how to access the notice of annual meeting, proxy statement and annual report on the Internet and how to execute your proxy, is first being mailed to holders of our common stock on or about March 10, 2023. This notice also contains instructions on how to request a paper copy of the proxy materials.

Only shareholders of record at the close of business on Monday, February 27, 2023 are entitled to notice of, and to vote at the meeting. **Your vote is very important.** Whether or not you plan to attend the meeting, please vote in accordance with the instructions provided in the E-Proxy Notice. If you receive paper copies of the proxy materials, you may execute and return the enclosed proxy card in the envelope provided or submit your proxy by telephone or the Internet. The prompt return of your proxy will save Valley the expense of further requests for proxies.

Your vote is important. You may vote your shares in advance of the meeting via the Internet, by telephone or by mail, or by attending and voting online at the 2023 Annual Meeting of Shareholders. Please refer to the section "How To Vote" on page 80 for detailed voting instructions. If you vote via the Internet, by telephone or plan to vote virtually at the 2023 Annual Meeting of Shareholders, you do not need to mail in a proxy card.

We appreciate your participation and interest in Valley.

Sincerely,

Ira Robbins
Chairman and CEO

If you accessed this proxy statement through the Internet after receiving an E-Proxy Notice, you may cast your vote by telephone or over the Internet by following the instructions in that Notice. If you received this proxy statement by mail, you may cast your vote by mail, by telephone or over the Internet by following the instructions on the enclosed proxy card.

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Table of Contents



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Proxy Statement Summary

General Information

MEETING INFORMATION

Date and Time
Tuesday, April 25, 2023
3:00 p.m. Eastern Time

Location
Virtual Meeting:
This year's meeting is a virtual shareholders meeting at
www.virtualshareholdermeeting.com/VLY2023

Record Date
February 27, 2023

How to Vote

Your vote is important. You may vote your shares in advance of the meeting via the Internet, by telephone or by mail, or by attending and voting online at the 2023 Annual Meeting of Shareholders. Please refer to the section "How to Vote" on page 80 for detailed voting instructions. If you vote via the Internet or by telephone or plan to vote virtually at the 2023 Annual Meeting of Shareholders, you do not need to mail in a proxy card.

To vote before the meeting, visit www.proxyvote.com and follow the on-screen instructions. To vote at the meeting, visit www.virtualshareholder meeting.com/VLY2023.

You will need the control number printed on your notice, proxy card or voting instruction form.

If you received a paper copy of the proxy materials, dial toll-free (1-800-690-6903) or the telephone number on your voting instruction form. You will need the control number printed on your proxy card or voting instruction form.

If you received a paper copy of the proxy materials, send your completed and signed proxy card or voting instruction form using the enclosed postage-paid envelope.

A Notice of the Internet Availability of Proxy Materials was sent to our shareholders on or about March 10, 2023.

ITEM 1: ELECTION OF DIRECTORS

You are being asked to elect the following 13 candidates to our Board of Directors ("Board"): Ira Robbins, Andrew B. Abramson, Peter J. Baum, Eric P. Edelstein, Dafna Landau, Marc J. Lenner, Peter V. Maio, Avner Mendelson, Suresh L. Sani, Lisa J. Schultz, Jennifer W. Steans, Jeffrey S. Wilks and Dr. Sidney S. Williams, Jr. Each director nominee is standing for election to hold office until our next annual shareholder meeting and thereafter until his or her successor is duly elected and qualified. For additional information regarding our director nominees, see "Director Information" beginning on page 7 of this proxy statement. For a description of our corporate governance practices, see "Corporate Governance" beginning on page 22 of this proxy statement.

> Our Board of Directors unanimously recommends
> that you vote **"FOR"** each of these director nominees.



Corporate Governance Highlights

BOARD MEMBERS AND LEADERSHIP



85%

11 OF OUR 13 DIRECTOR NOMINEES are independent; the Chief Executive Officer ("CEO") is the only member of management who is nominated for election



38% DIVERSE

5 OUT OF OUR 13 DIRECTOR NOMINEES self-identify as female or ethnically diverse, reflecting our commitment to diversity and inclusion

DIRECTOR TENURE AND AGE

5 YEARS OR LESS

6 of 13 (or 46%) director nominees have a tenure of 5 years or less



59 YEARS

AVERAGE AGE of our director nominees

- Active and empowered Independent Lead Director
- Annual Board self-assessments conducted by the Chair of our Nominating, Governance and Corporate Sustainability Committee and our Independent Lead Director, involving both anonymous questionnaires and one-on-one conversations with directors

- Active and empowered committee chairs, all of whom are independent
- Executive sessions of non-management directors at each regular Board meeting
- An executive session at least once a year with only independent directors

BOARD GOVERNANCE BEST PRACTICES

- We appoint an Independent Lead Director if the role of the Chairman is combined with that of the CEO.
- The Board reviews its leadership structure annually as part of its self-assessment process.
- The Nominating, Governance and Corporate Sustainability Committee ("Nominating Committee") reviews the performance and position of the Independent Lead Director and makes recommendations to the independent directors who annually elect the Independent Lead Director. Mr. Edelstein has served as our Independent Lead Director since May 2022 and was reelected to this position in January 2023.
- Responsibilities of the Independent Lead Director include:
  - The responsibility to identify issues for Board consideration and assist in forming a consensus among directors;
  - The authority to call meetings of independent directors (including meetings not in connection with regular Board meetings) and preside at all executive sessions of independent directors;
  - Establishing the agenda for all meetings and executive sessions of the independent directors, with input from other directors;
  - The authority to retain outside advisors who report directly to the Board, with the prior approval of the Board;
  - Serving as a liaison between the CEO and the independent directors and assisting the CEO and/or chairperson with establishing meeting agendas, meeting schedules and assuring sufficient time for discussion of agenda items; and
  - Leading the independent director assessment of the CEO.



SHAREHOLDER ENGAGEMENT AND SHAREHOLDER ROLE IN GOVERNANCE

- Regular outreach and engagement throughout the year by our CEO, CFO and Director of Corporate Finance as well as invitations for engagement from the Chair of our Nominating Committee, the Chair of our Compensation and Human Capital Management Committee ("Compensation Committee"), our CFO and General Counsel, with shareholders regarding Company strategy, performance and corporate governance

- Majority voting for directors with resignation policy in uncontested elections

- Shareholders holding at least 25% of outstanding common stock who have continuously held the shares for at least one year may request a special meeting

- No supermajority vote provisions for amendments to Bylaws and Certificate of Incorporation or removing a director from office

- No shareholder rights plan (commonly referred to as a "poison pill")

- Stock ownership requirements for directors

- 100% independence on major committees

- Policies to prohibit hedging and pledging of Valley stock by directors and executive officers

- Proxy access for shareholders holding 3% or more of our outstanding common stock for at least one year

ITEM 2: ADVISORY VOTE ON OUR NAMED EXECUTIVE OFFICER COMPENSATION ("SAY ON PAY")

You are being asked to approve on an advisory basis the compensation of our named executive officers ("NEOs") as disclosed in this proxy statement. For additional information regarding our executive compensation program and our NEO compensation, see "Compensation Discussion and Analysis" beginning on page 40 of this proxy statement.

Our Board unanimously recommends that you vote **"FOR"** the advisory approval of the compensation of our named executive officers as disclosed in this proxy statement.



2022 FINANCIAL HIGHLIGHTS

$569M
NET INCOME

$1.14
DILUTED EPS

$1.7B
NET INTEREST INCOME (FTE)

3.45%
NET INTEREST MARGIN (FTE)

2022 FINANCIAL PERFORMANCE

- Net income was $569 million, or $1.14 per diluted common share, compared to 2021 earnings of $474 million, or $1.12 per diluted common share.

- Loans increased $12.8 billion, or approximately 37 percent, to approximately $46.9 billion at December 31, 2022 from December 31, 2021.

- Net interest income on a tax equivalent basis of $1.7 billion for 2022 increased nearly $450 million as compared to 2021.

- Our net interest margin on a tax equivalent basis increased 28 basis points to 3.45 percent for 2022 as compared to 3.17 percent for 2021.

- Net loan charge-offs totaled $19.1 million for 2022 as compared to $15.1 million for 2021. Non-accrual loans represented 0.57 percent of total loans at December 31, 2022, compared to 0.70 percent of total loans at December 31, 2021.



THE COMPANY'S 2022 FINANCIAL PERFORMANCE IS SUMMARIZED BELOW:
$ are in millions



NET INCOME

RETURN ON AVERAGE ASSETS



NET INTEREST INCOME (FTE)

NET INTEREST MARGIN (FTE)



NON INTEREST EXPENSE

EFFICIENCY RATIO (non-GAAP)*



TOTAL LOANS

NON-PPP LOANS
PPP LOANS

* Please see Appendix A to the proxy statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures.

OUR 2022 COMPENSATION DETERMINATIONS

We believe that Valley's executive compensation should be structured to balance the expectations of our shareholders, our other stakeholders and our executives. We have adopted a compensation philosophy that seeks to achieve this balance by taking into consideration the following factors:

- *Pay is substantially aligned with performance*: We assess our performance and strive to hold our NEOs, and, in particular, our CEO, Ira Robbins, accountable.

- *We benchmark our compensation package against our peer group*: We inform our compensation decisions by measuring our practices against bank holding companies that are similar in size and complexity to Valley.

- *Balanced compensation structure*: We employ a mixture of short-term and long-term financial rewards to our executives.

In February 2022, the Compensation Committee set the framework for our annual cash incentive compensation to be 40% based upon Company financial goals, 10% on customer experience goals and 25% on the accomplishment of other Company strategic goals, including prioritizing ESG efforts and messaging (the other 25% to be based on key individual performance goals). Based on the achievement of these goals, the Compensation Committee:

- Increased Mr. Robbins' total direct compensation by $452,500 ($4,910,000 in 2021 vs. $5,362,500 in 2022), or approximately 9% from last year and approximately 4% over his 2022 target compensation; and

- Increased our other NEOs' compensation by an average of approximately 10% from 2021 levels and approximately 5.89% over 2022 target compensation.

SAY ON PAY

The Compensation Committee and the Board value the input of our shareholders regarding our NEO compensation. At our 2022 Annual Meeting of Shareholders, more than 98% of our shareholders supported our NEO compensation.

ITEM 3: ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION ("SAY ON FREQUENCY")

You are being asked to approve on an advisory basis the frequency of future advisory votes on executive compensation, commonly known as a "say on frequency" vote. Shareholders may vote on whether the advisory say on pay vote should occur every one year, every two years or every three years. For additional information regarding the say-on-frequency vote, see "Item 3: Advisory Vote on the Frequency of Advisory Votes on Executive Compensation" beginning on page 69 of this proxy statement.

Our Board unanimously recommends that you vote to hold the advisory vote on executive compensation **EVERY "ONE YEAR."**



ITEM 4: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

You are being asked to ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for 2023. For additional information regarding the Audit Committee's appointment of, and the fees paid to, KPMG LLP, see "Report of the Audit Committee" on page 71 and "Ratification of the Appointment of Independent Registered Public Accounting Firm" beginning on page 70 of this proxy statement.

> Our Board unanimously recommends that you vote **"FOR"** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2023.



ITEM 5: APPROVAL OF THE VALLEY NATIONAL BANCORP 2023 INCENTIVE COMPENSATION PLAN

You are being asked to approve the Valley National Bancorp 2023 Incentive Compensation Plan ("Plan"). If approved, the Plan will supersede the Valley National Bancorp 2021 Incentive Compensation Plan ("2021 Plan"), which is the only plan under which equity-based compensation may currently be awarded to our officers, other employees and non-employee directors. A total of 14,500,000 shares of common stock are reserved for awards granted under the Plan, less one (1) share for every one (1) share that is subject to an award granted under the 2021 Plan after December 31, 2022. The 2023 Plan also contains a $500,000 limit on the total value of cash and equity compensation that may be paid or granted to each of our non-employee directors each fiscal year. For additional information regarding the Plan, see "Item 5: Approval of the Valley National Bancorp 2023 Incentive Compensation Plan" beginning on page 72 of this proxy statement.

> Our Board unanimously recommends that you vote to approve the Valley National Bancorp 2023 Incentive Compensation Plan.



Item 1: Election of Directors

Director Information

Our Board is recommending 13 nominees for election as directors at our 2023 Annual Meeting of Shareholders. All nominees currently serve as directors on our Board. Ms. Landau was appointed to the Board on February 28, 2023. Her nomination was made to the Nominating Committee by Bank Leumi Le-Israel B.M. (BLITA) in accordance with an Investor Rights Agreement between Valley and BLITA. With the exception of Ms. Landau, all of our director nominees were elected by you at our 2022 Annual Meeting. If any nominee is unable to stand for election for any reason, the shares represented at our Annual Meeting may be voted for another candidate proposed by our Board, or our Board may choose to reduce its size. The Board has no reason to believe any nominee is not available or will not serve if elected.

Each director is nominated to serve until our 2024 Annual Meeting and thereafter until a successor is duly elected and qualified.

BOARD SELECTION

Our Nominating Committee reviews and selects candidates for nomination to our Board in accordance with its charter.

The Nominating Committee reviews the Board's composition at least annually to determine whether directors' backgrounds and experiences align with our long-term corporate strategy and shareholder values. The Nominating Committee also takes into consideration the results of the Board's self-assessment, an annual process by which directors assess the performance and needs of the Board. Based on its review, the Nominating Committee helps to identify and vet nominees who would make valuable contributions to the Board. The Nominating Committee seeks to identify diverse candidates possessing the desired qualities, skills and background. The Nominating Committee recommends candidates to the Board, which approves nominees to be voted upon by our shareholders.

In the last several years, the Nominating Committee has paid particular attention to board refreshment. The Nominating Committee believes that its recent actions demonstrate a continuing commitment to independence and oversight.

SINCE 2016:	The Board has appointed a new CEO who is in his forties	Nine directors have left the Board	Nine directors were added to the Board, including one African American, one with a technology and information security background and three women

THE NOMINATING COMMITTEE FOCUSES ON THE FOLLOWING KEY FACTORS WHEN RECOMMENDING CANDIDATES:



EXPERIENCE — INTEGRITY — ETHNIC AND GENDER DIVERSITY — JUDGMENT — A COLLABORATIVE APPROACH TO WORKING WITH OTHERS — THE TIME COMMITMENT AVAILABLE TO THE COMPANY



Our Corporate Governance Guidelines specify that a director is eligible for re-election if the director has not attained age 76 before the date of the annual meeting.

While the Nominating Committee does not have a specific diversity policy and does not focus on one of the above factors more than others, the Nominating Committee is committed to enhancing the diversity of our Board. The Nominating Committee believes that a balance of director diversity and tenure is a strategic asset to our investors. The range of our directors' tenure encompasses directors who have historic institutional knowledge of the Company and the competitive environment, complemented by newer directors with varied backgrounds and skills. The robustness of our refreshment strategy combines experience and continuity with new perspectives. It is of critical importance to the Company that the Nominating Committee recruit directors who help achieve the goal of a well-rounded, diverse Board that functions respectfully as a unit.

The Nominating Committee considered a skills matrix that represents certain of the skills that the Committee identified as valuable to the effective oversight of the Company and execution of its business. The following matrix shows skills and the number of nominees having each skill, highlighting the diversity of skills on the Board.

FOCUS ON BOARD DIVERSITY OVER THE PAST 7 YEARS:

+9 DIRECTORS

+3 FEMALE DIRECTORS

+1 ETHNICALLY DIVERSE DIRECTOR

	ROBBINS	ABRAMSON	BAUM	EDELSTEIN	LANDAU	LENNER	MAIO	MENDELSON	SANI	SCHULTZ	STEANS	WILKS	WILLIAMS
Demographics													
Age	48	69	67	73	51	57	61	48	58	61	59	63	54
Tenure Years	5	28	10	19	0	15	3	1	15	4	6	11	2
Skills													
Audit - Accounting experience at an accounting firm or at a public or private company	•			•		•				•	•		•
Capital Markets - Experience in capital markets with investment banking or funds management company										•		•	•
Core Industry - Experience in the banking industry	•				•		•	•		•	•	•	•
Innovation, Technology & Cyber - Experience in IT, cyber security or digital technology							•						
Market Knowledge - Experience in an industry relevant to Valley's businesses		•	•		•	•		•	•	•	•	•	•
Risk - Experience with risk management in investment banking, insurance or bank regulatory matters at a public or private company	•	•		•	•		•			•	•	•	•
Senior Executive - Experience as an executive of a public or private company	•	•	•	•	•	•	•	•	•	•	•	•	•
Social/Charitable - Executive or board member with social or charitable responsibilities	•	•	•			•	•	•	•		•	•	•

Board Diversity

The Board Diversity Matrix below provides the diversity statistics for Valley's Board in the format required by Nasdaq rules.



TOTAL NUMBER
OF DIRECTORS

13

2023 (As of March 10, 2023)

Part I: Gender Identify	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	10	-	-
Part II: Demographic Background				
African American or Black	-	1	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	1	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	3	8	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Gender



DIRECTOR BIOGRAPHIES

The biography of each nominee is set out below and contains information regarding the nominee's tenure as a director, his or her age, business experience for at least the last five years, other public company directorships held during the last five years, and the experiences, qualifications, attributes or skills that caused the Nominating Committee and the Board to determine that the person should be nominated to serve as a director. Unless otherwise indicated below, each director nominee has served in his or her current position for at least five years.



AGE:

48

DIRECTOR SINCE:

2018

POSITION:
Chief Executive Officer of Valley National Bancorp and Valley National Bank, Chairman of the Board

Ira Robbins

Ira Robbins is CEO of the Company and Valley National Bank (the "Bank") and approaches his role from a unique perspective. He joined Valley in 1996 as part of the Bank's Management Associate Program and has grown along with the Company. From college student to thought leader, his twenty-plus year career at Valley has seen him through several key positions where his invaluable contributions have helped shape Valley's growth and success. As CEO, Ira has led Valley into the future while keeping true to the Company's roots as a local bank. In an ever-evolving digital and mobile world, Ira and the rest of Valley's leadership team strive to create a stronger, faster, more efficient and more responsive organization. His vision for success is building a purpose-driven organization which includes embracing innovation, being customer-centric, promoting social responsibility, and empowering Valley's associates.

Ira earned his Bachelor of Science degree in Finance and Economics from Susquehanna University, his MBA in Finance from Pace University and is a graduate of Stonier Graduate School of Banking. He is a Certified Public Accountant in New Jersey and a member of both the New Jersey Society of Certified Public Accountants and the American Institute of Public Accountants.

Ira serves on the board of the American Bankers Association, the New Jersey Bankers Association, the New York Bankers Association and the Federal Home Loan Bank of New York (FHLBNY). He also serves on the board of the Jewish Vocational Service of MetroWest NJ (JVS) and is on the Morris Habitat for Humanity Leadership Council. Ira takes great pride in community outreach and is an active supporter of several other philanthropic organizations in his community as well.



AGE:

69

DIRECTOR SINCE:

1995

POSITION:
President and Chief Executive Officer, Value Companies, Inc. (a real estate development and property management firm)

Andrew B. Abramson

Mr. Abramson is a licensed real estate broker in the States of New Jersey and New York and is a licensed building contractor in the State of Florida. He is the co-founder and treasurer of the Cure Breast Cancer Foundation, Inc., a 501(c)(3) not-for-profit charity that supports innovation and groundbreaking breast cancer research. Mr. Abramson graduated from Cornell University with a Bachelor's Degree, and a Master's Degree, both in Civil Engineering. With 40 years as a business owner, an investor and developer in real estate, he brings management, financial, and real estate market experience and expertise to Valley's Board of Directors.



AGE:

67

DIRECTOR SINCE:

2012

POSITION:

Chief Financial Officer and Chief Operating Officer, Essex Manufacturing, Inc. (manufacturer, importer and distributor of consumer products)

Peter J. Baum

Mr. Baum joined Essex Manufacturing, Inc. in I978 as an Asian sourcing manager. Essex Manufacturing, Inc. has been in business for over 70 years and imports various consumer products from Asia. Essex distributes these products to large retail customers in the U.S. and globally.
Mr. Baum graduated from The Wharton School at the University of Pennsylvania in 1978 with a B.S. in Economics. He brings over 45 years of business experience, including as a business owner for 25 years, as well as financial experience and expertise to Valley's Board of Directors. Mr. Baum appears on CNBC (US & Asia) providing commentary on Asia developments.



AGE:

73

DIRECTOR SINCE:

2003

POSITION:

Consultant

Eric P. Edelstein

Mr. Edelstein brings in-depth knowledge of generally accepted accounting and auditing standards as well as a wide range of business expertise to our Board. He has worked with audit committees and boards of directors in the past and provides Valley's Board of Directors with extensive experience in auditing and preparation of financial statements. With 32 years of experience as a practicing CPA and as a management consultant, Mr. Edelstein is a former Director of Aeroflex, Incorporated and Computer Horizon Corp. He is also a former Executive Vice President and Chief Financial Officer of Griffon Corporation (a diversified manufacturing and holding company) and a former Managing Partner at Arthur Andersen LLP (an accounting firm). He was employed by Arthur Andersen LLP for 30 years and held various roles in the accounting and audit division, as well as the management consulting division. Mr. Edelstein received his Bachelor's Degree in Business Administration and his Master's Degree in Professional Accounting from Rutgers University.



AGE:

51

DIRECTOR SINCE:

2023

POSITION:
Head of Construction and
Real Estate Subdivision,
Bank Leumi Le-Israel B.M.

Dafna Landau

Ms. Landau has been the Head of Construction and Real Estate Subdivision for Bank Leumi, the oldest banking corporation in Israel, since 2018. She also serves as the bank's Chair of the Real Estate Credit Committee for large credit facilities and is a member of the bank's Supreme Credit Committee. Prior to this role, Ms. Landau served as the Chief Risk Officer at the Bank of Jerusalem from 2017 to 2018. She has also served as the Head of Real Estate Investment and Management for Leumi Partners, the investment arm of Bank Leumi, where she established real estate investment activities in Israel, the U.S. and Europe. Ms. Landau earned a BA in Economics and Management, as well as her MBA in Finance and Marketing, from Tel Aviv University.



AGE:

57

DIRECTOR SINCE:

2007

POSITION:
Chief Executive Officer and
Chief Financial Officer,
Lester M. Entin Associates
(a real estate development
and management company)

Marc J. Lenner

Mr. Lenner became the Chief Executive Officer and Chief Financial Officer at Lester M. Entin Associates in January 2000 after serving in various other executive positions within the company. He has experience in multiple areas of commercial real estate markets throughout the country (with a focus in the New York tri-state area), including management, acquisitions, financing, development and leasing. Mr. Lenner is the Co-Director of a charitable foundation where he manages a multi-million dollar equity and bond portfolio. Prior to Lester M. Entin Associates, he was employed by Hoberman Miller Goldstein and Lesser, P.C., an accounting firm. He attended Muhlenberg College where he earned a Bachelor's Degree in both Business Administration and Accounting. With his financial and professional background, he provides management, finance and real estate experience to Valley's Board of Directors.



AGE:

61

DIRECTOR SINCE:

2020

POSITION:
Consultant

Peter V. Maio

Mr. Maio is a former Chief Information Officer at Ally Bank with responsibility for Customer Information & Analytics and Corporate Technology. Prior to joining Ally, he held various technology leadership positions in large financial services companies including CIT, Charles Schwab, and Fidelity Investments. Mr. Maio served on the Board of Advisors of the North Carolina Technology Association from 2015 to 2018.

Mr. Maio holds a Bachelor of Science Degree in Economics from The Wharton School at the University of Pennsylvania and a Masters of Business Administration Degree in Information Systems and International Business from The Stern School of Business at New York University. In 2020, Mr. Maio earned the Computer Emergency Response Team (CERT) Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

Mr. Maio also volunteers as a member of the Board of Directors of Greater Pike (Pennsylvania) Community Foundation, a not-for-profit institution supporting regional charitable causes.

With more than 35 years of technology experience in financial services firms, Mr. Maio brings to Valley's Board of Directors in-depth experience in formulating and executing information technology strategy as well as experience of technology solution delivery driven from business-based vision.



AGE:

48

DIRECTOR SINCE:

2022

POSITION:
Vice Chairman of the Board

Avner Mendelson

Avner Mendelson joined Valley's Board of Directors in 2022. Prior to this, he served as President and CEO of Bank Leumi USA from 2013 until its acquisition by Valley in April 2022. Avner was with the Leumi Group since 2007 and during his tenure, he served as Head of Group Strategy and International Operations, as well as Chief of Staff. He also served on Bank Leumi USA's Board of Directors from 2012 until 2022.

Prior to joining the Leumi Group, Mr. Mendelson was a Senior Consultant with McKinsey & Company in London. Before that, he served in the Israeli Defense Forces for three years.

Mr. Mendelson earned his bachelor's degree in economics and international relations from The Hebrew University of Jerusalem and his MBA from the Wharton School of Business at the University of Pennsylvania. He serves on the board of UJA, the Board of Regents for the American Friends of The Hebrew University, and the board of the Shefa School.



AGE:

58

DIRECTOR SINCE:

2007

POSITION:
President, First Pioneer
Properties, Inc.
(a commercial real estate
management company)

Suresh L. Sani

As president of First Pioneer Properties, Inc., where Mr. Sani joined in 1989, he is responsible for the acquiring, financing, developing, leasing and managing of real estate assets. He has over 30 years of experience in managing and owning commercial real estate in Valley's lending market area. Mr. Sani is also a former Real Estate associate at the law firm of Shea & Gould and serves as General Counsel for his business. With that responsibility, Mr. Sani has considerable experience in different areas of law including real estate, tax, land use, government regulatory and labor. Mr. Sani received his Bachelor's Degree from Harvard College and a Juris Doctor Degree from the New York University School of Law. He brings a legal background, small business network management and real estate expertise to Valley's Board of Directors.



AGE:

61

DIRECTOR SINCE:

2019

POSITION:
Retired co-head of Capital
Markets at Keefe,
Bruyette & Woods
(a financial services oriented
investment bank)

Lisa J. Schultz

Ms. Schultz retired as co-head of Capital Markets at Keefe, Bruyette & Woods, a Stifel Company, as of year-end 2018. She joined KBW as part of the merger between Stifel Financial and Keefe, Bruyette. Ms. Schultz joined Stifel as part of the merger between Stifel and Ryan, Beck & Co., where she was the Director of Equity and Fixed Income Capital Markets. During her tenure, she has had primary responsibility for raising billions of dollars of capital for U.S. depository institutions. She started her career at Drexel Burnham Lambert. Ms. Schultz received her Bachelor's Degree from Simmons College in 1983. With Ms. Schultz's experience, she brings expertise in strategic positioning, investor perspective, capital alternatives and the financial services markets to Valley's Board of Directors.



AGE:

59

DIRECTOR SINCE:

2018

POSITION:
President and CEO, Financial
Investments Corporation
("FIC") (a private asset
management firm)

Jennifer W. Steans

Ms. Steans is the President and CEO of the private asset management firm, Financial Investments Corporation ("FIC"), where she oversees private equity investments and the Steans Family Office operations. She currently serves as a Director of Valley and was the former Chairman of USAmeriBancorp, Inc. until being acquired by Valley in 2018. Her business affiliations are substantial, also serving as the current Director of Arabella Advisors and Laramar and on the Advisory Board for 5th Century Partners, Prairie Capital, and Siena Capital Partners. She also serves on the Executive Committee of The Commercial Club of Chicago.

Prior to her existing positions, Ms. Steans served as a Director of MB Financial (MBFI), a publicly traded regional bank holding company located in Chicago. She also served as a Director of Cole Taylor Bank and Taylor Capital before being acquired by MBFI. Ms. Steans is active in the nonprofit community, serving on several boards, including Chair of Navy Pier, the past Chair of Ravinia Festival, and the Boards of RUSH University Medical Center and World Business Chicago.

She is also involved in many community organizations and ventures in the Greater Chicago Area.

Ms. Steans brings a strong financial background, experience in risk management, knowledge about banking strategy and a diverse background to Valley's Board of Directors. She received a bachelor's degree from Davidson College and her MBA from the Kellogg School of Management at Northwestern University. In 2013, she was named as one of American Banker's 25 Most Powerful Women in Finance.



AGE:

63

DIRECTOR SINCE:

2012

POSITION:
President and Chief Executive
Officer of Spiegel Associates
(a real estate ownership
and development company)

Jeffrey S. Wilks

Mr. Wilks served as a director of State Bancorp, Inc. from 2001 to 2011 and was appointed to Valley's Board of Directors in connection with Valley's acquisition of State Bancorp, Inc. in January 2012. From 1992 to 1995, he was an Associate Director of Sandler O'Neill, an investment bank specializing in the banking industry. Prior to that, Mr. Wilks was a Vice President of Corporate Finance at NatWest USA and Vice President of NatWest USA Capital Corp. and NatWest Equity Corp., each an investment affiliate of NatWest USA. He serves on the board of directors of the Museum at Eldridge Street, is a member of the Board of City Parks Foundation and is a member of the board of directors of The Association for a Better Long Island. Mr. Wilks served as Director of the Banking and Finance Committee of the UJA—Federation of New York from 1991 to 2001.

He earned his BSBA in Accounting and Finance from Boston University and brings experience in banking, finance and investments to Valley's Board of Directors.



AGE:

54

DIRECTOR SINCE:

2020

POSITION:
Lead Pastor at Bethel Church;
founder and CEO of Crossing
Capital Group (a New Jersey
benefit corporation that seeks
to address the structural
inequities in underfinanced
communities by providing a
proprietary approach toward
reimagining physical assets)

Dr. Sidney S. Williams, Jr.

Rev. Dr. Sidney S. Williams, Jr. has more than 30 years of experience in corporate and community development, which enables him to contribute a unique set of experiences and expertise to Valley's Board of Directors. While working for first-tier investment banks, he participated in over $10 billion in public equity and debt offerings, acquisitions, mergers, joint ventures and intellectual property licensing. His board expertise includes corporate social responsibility (ESG), diversity, equity and inclusion (DEI), audit and investments.

Dr. Williams is a graduate of the Wharton School of Business and completed his undergraduate studies in finance at Howard University. After a brief, but successful, career on Wall Street, Dr. Williams earned a Master of Divinity degree from the Wesley Theological Seminary and subsequently a Doctorate in Ministry degree from Payne Theological Seminary. He has also written dozens of articles and two books - *Morning Meditations: 100 Days to Believing You're Successful* and *Fishing Differently: Ministry Formation in the Marketplace*. He is a highly sought-after speaker for a diverse array of audiences.

In addition to serving as the lead pastor of Bethel Church in Morristown, NJ (a historic African Methodist Episcopal Church) and serving on several non-profit boards, Dr. Williams is also the founder and CEO of Crossing Capital Group ("CCG"), a New Jersey benefit corporation that seeks to address the structural inequities in underfinanced communities by providing a proprietary approach toward reimagining physical assets. With deep expertise in the context, culture and customs of these communities, CCG employs the *F.I.S.H.ing Differently* framework to advise BIPOC anchor institutions on how to monetize their mission and to collaborate with place-based investors. Crossing Capital Group is focused on areas of impact that align with the United Nations Sustainable Development Goals, including: No Poverty, Zero Hunger, Good Health & Well-being, Quality Education, Gender Equality, and Clean Water & Sanitation.

The Valley Board unanimously recommends a vote **"FOR"** the nominated slate of directors.



Environmental, Social and Governance (ESG) Matters

We are cognizant of our role and impact on society. For several years, we have produced an annual Corporate Social Responsibility (CSR) Report.

In early 2020, senior management, with the backing of our Board of Directors, created our ESG Council to bring together the different departments of our Company to strengthen and give direction to our ESG efforts going forward. An important goal of the ESG Council is to raise awareness throughout our organization of the impact of climate change and collaborate on opportunities to mitigate its effects. The Council's philosophy remains one of proactivity with a focus on encouraging the build-out of our strong foundation for the promotion of economic and environmental sustainability in all of Valley's markets.

In December 2021, the ESG Council published its first ESG Report. This report covers 2020 and the first half of 2021, along with some historical information. The report is expected to be released biennially and is accessible online at www.valley.com/esg. In October 2022, Valley released Progressing with Purpose, the Company's 2021 CSR Report, which highlights the Company's commitment to helping build stronger communities and to advance its mission to raise awareness of community and social impact. Valley worked to support and strengthen communities through neighborhood-based strategies, loans and products targeted to low-to-moderate income (LMI) individuals, investments, philanthropy, small business, and community development loans totaling over $3 billion in 2021. The annual CSR Report is accessible online at www.valley.com/CSR2021.

In 2022, the ESG Council participated in building the Sustainable Financing Framework for the Company's $150 million sustainable subordinated notes offering, which closed in September 2022. An amount equal to the net proceeds from this offering is intended to be used to finance or re-finance, in part or in full, new and/or existing social and/or green assets, as set forth in the Sustainable Financing Framework. The Bank also formed the Sustainable Financing Committee to track the execution of proceeds. Additionally, the ESG Council developed a Company-wide ESG video designed to enhance awareness as the Company seeks to ensure that its mission of sustainability is firmly attached to the Company's brand as well as for recruiting purposes as we have a compelling story to tell.

Our ESG Council reviewed the principles and disclosures of the Sustainability Accounting Standards Board (SASB) for Commercial Banks and the recommendations and supporting disclosures of the Task Force on Climate-Related Financial Disclosures (TCFD) and examined how we could adopt strategies to expand our disclosures and metrics to follow these frameworks.

ESG OVERSIGHT RESPONSIBILITY

The Board has delegated ongoing oversight for our ESG program and strategy to the Nominating Committee. The Compensation Committee and the Risk Committee will also be involved in ESG-related issues that naturally fall within their areas of responsibility. The ESG Council reports ESG activities to the Nominating Committee twice a year. Additionally, the Board receives periodic reports on the progress of CSR and Community Reinvestment activities.

OUR SOCIAL POLICY

Valley recognizes the importance of its relationships with its associates, customers and the communities it serves. Our foundation was built by the strength and depth of relationships with our customers and communities, by being a trusted financial partner, by generating innovative ideas and solutions, advocating for local communities and cultivating an ethical workplace culture. As we navigate the significant challenges facing our country today, we believe that Valley should be part of the solution by harnessing its capabilities to promote inclusive economic opportunity, growth, and positive societal impact. We affirm our role as a responsible corporate citizen by promoting behaviors and actions that cultivate value creation for our associates, our customers, and the communities we serve.

We embrace and value our inclusive culture of belonging that celebrates unique perspectives and experiences. Our work environment remains focused on one guiding principle—we all belong at Valley. This vision drives our Associate Resource Group Program (ARG Program), which is open to every associate, and our Diversity Equity & Inclusion (DEI) Governance Framework. Within this framework, we strive to enhance our ability to bring new ideas to the table, raise new questions, innovate our practices and products, and strengthen our connections with our communities. This structure includes the DEI Leadership Advisory Council, chaired by our CEO, Ira Robbins, which is charged with maintaining Valley's commitment to DEI and ensuring that these principles are a part of Valley's business practices and policies.



ASSOCIATE ENGAGEMENT AND CULTURE MANAGEMENT

Our people continue to be our greatest asset. As an employer of choice, we invest heavily in cultivating an inclusive culture of belonging where authenticity, collaboration, and innovation thrive. Through advances in our workplace initiatives, enhanced communication, and efforts to develop and infuse key talent throughout our Company, we have taken steps to create an engaged and positive culture that supports all our colleagues and customers. We center on the people experience so that we can attract, develop, and retain top-tier talent, which is crucial to Valley's long-term success and central to our long-term strategy.

We recognize that building an inclusive and high-performing culture requires an engaged workforce where associates are empowered and motivated. We communicate with our associates in several ways, and we seek their input on a variety of subjects through our annual Associate Engagement Survey. In 2022, 81% of our associates participated in our Associate Engagement Survey and 78% stated that they would recommend Valley as a place to work. Our analysis showed significant improvements in our scores across a variety of categories.

Valley's efforts to promote an inclusive and rewarding culture for our associates include the following:

- In 2020, we launched the Valley ARG Program with three associate resource groups: BELIEVE (Black Associates Leading in Inclusion Excellence Vision and Empowerment), HOLA (Hispanic Organization for Leadership and Advancement), and WISE (Women Influencing Success and Empowerment). In 2021, we expanded the ARG Program with the launch of three additional groups: the ASIA (Asian Society for Innovation and Advancement) ARG, the PROUD ARG, which focuses on our LGBTQ+ community, and the ABLE ARG, which focuses on the disability community. Our ARGs continue to represent the strength and spirit of Valley by championing an environment in which unique and different experiences and perspectives are encouraged and valued both from an associate and customer perspective.

- In 2021, we launched our DEI Governance Framework to enhance our ability to bring new ideas to the table, raise new questions, innovate our practices and products, and strengthen our connections with our communities. We are proud to be ranked in the SSGA Gender Diversity Index. The companies in the Index are ranked within each sector by three gender diversity ratios. The SSGA Gender Diversity Index is designed to measure the performance of U.S. large capitalization companies that are gender diverse, which are defined as companies that exhibit gender diversity in their senior leadership positions.

- We also launched our three-pronged inclusion education program which includes weekly microlessons, live sessions, and individual courses. In 2022, we launched the *Jumpstart* series which provides an opportunity for our associates to understand our core performance competencies and to discuss how they can develop those competencies for personal career growth.

- Ira Robbins, our CEO, signed the CEO Action for Diversity and Inclusion in 2020 and pledged to act on supporting more inclusive workplaces. In keeping with the commitments of the CEO Action, which includes creating spaces to have conversations on DEI, our team members piloted a new series called "Perspectives" which allowed associates to discuss a variety of DEI-related topics and engage with each other to share insights and experiences. In 2022, we expanded this pilot into company-wide offerings: the *Widening the Lens* series and *Real Talk* sessions which provide associates with live opportunities to both learn about issues affecting our communities and to discuss the experiences of our teammates.

COMMUNITY ENGAGEMENT, INVESTMENT, AND PHILANTHROPY

Community development is the work of building and sustaining communities, which is an integral component of our efforts to foster a culture of service and empowerment and to be a leader in community development lending.

Community development advances people, places, and economies. Our community strategy is aligned with Valley's foundational pillars: relentless customer focus, deepening relationships, and strengthening our communities. This strategy also aligns with our CSR pillars:

   

| Promoting affordable homes | Inspiring innovation and entrepreneurship | Stimulating economic and community development | Living our commitment to impactful local leadership |

The following were the focus of our community engagement activities in 2021 and 2022:

Sustainable Subordinated Debt Offering. Most significant in 2022, the Company issued $150 million in "sustainable" subordinated notes. The framework for the deployment of the proceeds of the notes is published on our website at https://www.valley.com/VNB/media/Library/PDFs/VLY6118_Sustainability-Bond-Report-ADA.pdf.

Community Reinvestment Act (CRA). We are proud that Valley received an Outstanding CRA rating from the OCC in 2022 for the years 2019 through 2021, the Bank's second consecutive Outstanding rating. The CRA requires banks to meet the credit needs of LMI communities in which it operates. The rating is based upon an assessment of three categories: lending, investment, and services. Included in the assessment are bank practices such as mortgage lending, small business lending, community development lending, investments, and services to communities, along with associate community involvement.

Partnership with The Community Preservation Corporation (CPC). In August 2022, we announced a new partnership with CPC to fund up to $100 million in permanent loans that meet various ESG standards such as green building practices and reduced emissions. CPC and Valley are working to intentionally address the impacts of climate change through the mortgage process by targeting developers who are focused on energy efficient projects. In August 2022, we closed our first ESG-linked loan through our new partnership with CPC. The $1.9 million loan was provided to 1 Solstice Lane LLC in Geneva, New York through the CPC's Sustainable Mortgage Program. 1 Solstice Lane is a 12-unit apartment complex which received multiple sustainable incentives from New York state programs. It has multiple electric vehicle charging stations, is employing highly efficient heat pump systems for heating, cooling and hot water, and has a rooftop solar array sized to cover all electricity used by the building making this project Net Zero Energy.

Regional Community Advisory Boards. In 2022, we remained steadfast in our commitment to engaging with our Regional Community Advisory Boards. Our Advisory Board members provide invaluable insight into the needs of their communities.

Community Investments. In 2021, Valley had investments totaling approximately $300 million across its communities, increasing to over $400 million in such investments in 2022. These investments advance affordable housing, economic development, revitalization/stabilization, and community services goals across the Bank's communities.

Community Development Lending. We continue to respond to the credit needs of our service areas through community development lending. Our community development lending supports the development and retention of affordable housing, the revitalization/stabilization of LMI areas, organizations that provide community services for LMI individuals and families and promotes economic development. From the beginning of 2021 through 2022, we originated over $2 billion in community development loans.

Small Business Lending. Beginning in 2021 through 2022, we made over 5,000 loans to small businesses and/or in LMI communities excluding Paycheck Protection Program (PPP) loans and similar programs.

Minority- and Women-Owned Business Lending. We sustain nonprofit relationships across our footprint to increase impact and target outreach through collaborations with community development financial institutions and other partners. Prioritizing support for minority- and women-owned businesses helps us make a positive impact on their ability to access economic opportunities.

Bank On Certification. Recognizing the need to deepen outreach and provide safe access and affordable banking services to unbanked and under-banked individuals, we developed and enhanced a specialty checking account so that it aligns with "Bank On" national account standards. Through June 2022, we have facilitated numerous presentations and community outreach with information to further financial literacy and access to banking. These efforts have been effective in providing increased financial capacity benefiting LMI individuals and communities.

Project REACh. We are committed to providing fair and equal access and widespread availability to our banking products. In 2020, we were an early adopter of and joined Project REACh (Roundtable for Economic Access and Change), a program started by the Office of the Comptroller of the Currency (OCC). The goal of the program is to, over time, reduce structural barriers and expand financial access and economic opportunity for millions of underserved individuals and small businesses that are currently unable to fully benefit from our nation's economy. The program is comprised of leaders from banking, business, technology, and civil rights groups along with community development organizations.



OUR ENVIRONMENTAL POLICY

We are mindful of the direct environmental impact of our branch and office operations, and we seek to reduce negative impacts where possible. Our future headquarters in Morristown, New Jersey is designed to achieve LEED certification. The building will feature technological advances that include enhanced MERV filtration and UV light purification, solar reflective roofing, low-flow water fixtures, and energy-efficient lighting. We have refurbished select branch offices to reduce energy use and encourage and implement recycling programs. We are in the process of optimizing the square footage of our corporate offices and installing LED lighting in our new and existing facilities. We support flexible work hours where practical, and we have invested in video conferencing technologies and capabilities that allow our associates to work remotely. We are proactively replacing aging HVAC units as they near end of life with newer, greener units that utilize eco-friendly refrigerant when available, utilize less electricity and are more energy efficient.

We are reviewing our credit practices to assess the impact of climate change in our lending activities. We are mindful that changes in our credit policies and practices to reduce and/or manage our exposure to climate related risks should not adversely affect vulnerable communities. For example, we are aware that homes in flood prone locations are more likely to be LMI communities or communities of color. As we review our lending in flood zones to mitigate the impact of climate change on our lending portfolio, we want credit to remain available for the purchase or refinance of homes in those areas.

Additionally, in 2021, we enacted a Level III credit concentration threshold, which limits our lending activities to environmentally sensitive industries to a specified percentage of our capital.

We have revised our credit underwriting technology platforms to facilitate the collection of information on loans we make for renewable energy resources and to facilitate lending to support LEED and other green certified buildings. We reviewed and collected information on the historical investments we made in large renewable energy projects.

We are proud of our current financing of renewable energy businesses. Our customers include a leading finance company for small scale renewable energy products; a minority-owned business that manufactures electrical cable and related equipment in the U.S. for large scale solar and wind turbine projects; and a company that provides major component services for wind turbine installations.

LENDING PROGRAMS

In developing lending programs that support environmental sustainability, we have considered many different programs in differing stages of development. These programs include the following:

PROGRAM SUPPORTING ELECTRIC AND HYBRID VEHICLE FINANCING. In June 2021, our indirect automotive and floor plan finance areas started to provide discounted financing for electric and hybrid consumer vehicles. In 2022, Valley funded 1,178 electric or hybrid vehicles totaling $36.6 million dollars.

TRACKING AND ENCOURAGING CLIMATE MITIGATION LENDING. We manage a robust lending portfolio in both commercial and consumer businesses with a focus on commercial real estate, residential loans, and automobile financing. To reduce carbon emissions and encourage the use of renewable energy resources, we have focused on providing financing within our communities to support positive climate impact goals.

CLIMATE RELATED FINANCIAL RISK

Climate change is one of the world's most pressing issues. As such, we are committed to understanding how climate change may influence the risks we identify and manage. The use of scenario analysis – in which the resilience of financial institutions is assessed under different hypothetical climate scenarios to better understand climate related risks and impacts – is an emerging tool to assess climate-related financial risks. Through the efforts of Valley's ESG Council and sub-councils, we are working towards enhancing data capture processes which will aid in the assessment of risks specific to our organization so that we may develop mechanisms to perform scenario analysis. As we work toward fully integrating climate risk into our risk framework, we continue to deploy idiosyncratic operational climate-related risk scenarios that are tailored to the geographic footprints in which we operate, and relevant to our businesses, our risk posture, as well as our funding & capital management practices.

On an annual basis we conduct our annual capital stress test which is an integral component of Valley's prudent capital management program. Management conducts stress testing using economic scenarios developed by Moody's Analytics and the Federal Reserve

Board to stress various types of balance sheet risks that are prominent throughout the banking industry and economic environment. The scenarios use national macroeconomic variables to stress changes in employment, production, inflation, interest rates, real estate pricing, exchange rates, and the stock market. In this manner, the capital stress test is primarily focused on interest rate, credit, and liquidity risk streams. Since the occurrence of extreme weather events, such as hurricanes, floods, and wildfires are agnostic to all types of economic circumstances (good and bad), management also incorporates operational risk scenarios focused on severe weather events as a component of our annual capital stress test. By "layering on" the impacts associated with a hypothetical severe weather-related event during a period of prolonged economic weakness, it thoroughly stresses the resiliency of the organization across all risk streams simultaneously. This type of analysis strengthens our strategic conversations by enabling us to frame and assess the potential range of possible business outcomes and weigh management options for consideration.

Valley's 2022 Capital Stress Test included an operational risk scenario centered around catastrophic weather events in New York, New Jersey, Florida, and Alabama. The hypothetical scenario we chose this year was related to an extreme weather event taking place in our New York/New Jersey metropolitan and Florida/Alabama areas in a quick succession. Our analysis considered impacts to Valley from a direct impact (e.g., via damage to its real estate holdings), indirect impact (e.g., via damage to its commercial and residential mortgage collateral) as well as staffing and operating losses standpoints. We plan to incorporate new geographic markets (stemming from our recent acquisition of Bank Leumi) into subsequent operational climate-related scenarios.

Going forward, management expects to make meaningful strides towards enhanced data capture so that we may perform scenario analysis to further understand Valley's exposure to physical and transition risks under different hypothetical climate scenarios. Scenario analysis may be performed in compliance with regulatory guidance or as directed by management. As the OCC, the Federal Reserve Board, and the Federal Deposit Insurance Company have indicated that scenario analysis may be required of banks with assets greater than $100 billion, management is taking steps to prepare for enhanced reporting requirements once we approach the $100 billion threshold.

As we continue to execute our ESG strategy, management expects to be able to capture meaningful data from our climate-related experiences. Meaningful data capture will allow us to better inform our strategic planning efforts, enhance the inputs to our stress testing models to conduct meaningful scenario analysis, as well as improve various other processes across the organization.

Additionally, from a regulatory perspective, we are taking steps to prepare for enhanced reporting requirements. As part of this process, we are exploring various alternatives, such as utility bill payment and management software, to assist with data collection, and we have joined the Risk Management Association's Regional Climate Risk Consortium for regional banks to understand practices among our peer group.



Corporate Governance

We are committed to our corporate governance practices, which we believe help us sustain our success and build long-term value for our shareholders. Our Board of Directors oversees Valley's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the Company and our stakeholders. We have committed to strong governance standards and to transparent financial reporting and effective internal controls. Periodically, these governance practices are reviewed by senior management, legal counsel and the Board.

ENGAGEMENT

Our Board believes engagement with stakeholders enhances transparency and helps us realize our goals.

Management and directors proactively engage with our shareholders throughout the year in a variety of forums. Our interactions cover a broad range of business and governance topics, including strategy and execution, board refreshment, compensation practices, risk oversight, sustainability and culture/human capital. These exchanges with shareholders also provide us with a valuable understanding of our shareholders' perspectives and meaningful opportunities to share our views with them. A brief description of our shareholder engagement efforts in 2022 is outlined below.



WHO WE ENGAGE	HOW WE COMMUNICATE	HOW WE ENGAGE	2022 ENGAGEMENTS

- • Institutional shareholders
- • Retail shareholders

- • Annual Report
- • Proxy Statement
- • SEC filings
- • Press releases
- • Firm website
- • Annual Corporate Social Responsibility Report
- • Our ESG Report

- • Quarterly earnings calls
- • Investor conferences
- • Annual shareholder meeting
- • Shareholder Outreach Program

- • Senior Management
  - – Had over 100 in-person or virtual meetings, calls, or meals with investors
  - – Attended 6 in-person or virtual conferences, and non-deal roadshows
  - – Our CEO presented at Valley's 2022 annual meeting and is expected to do so again at this year's meeting

On sustainability matters, we welcome the views of an even broader range of stakeholders who serve as critical partners in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to assure that we understand their vantage points and concerns. This diverse engagement is designed to ensure that we are prioritizing issues that are important to both our stakeholders and our long-term business success. For example, through Valley's Regional Community Advisory Committees, our CEO and senior executives engage with national consumer policy groups to discuss issues related to Valley's products, policies, customer-facing practices, communications and public policy issues. We also engage with organizations on environmental and social issues and provide philanthropic support to a broad range of nonprofit organizations that work on issues that are important to Valley. Management shares insights and feedback from these relationships and engagements with the Board.

Our Board and senior management are committed to maintaining a strong corporate culture that instills and enhances a sense of purpose, participation and personal accountability on the part of all of Valley's employees. Senior management, including our CEO, holds virtual "town halls" with our employees on a regular basis.

Our Board and senior leaders commit significant time meeting with our regulators. Frequent interaction helps us learn firsthand from regulators about matters of importance to them and their expectations of us. It also gives the Board and management a forum for keeping our regulators well-informed about Valley's performance and business practices.

SHAREHOLDER RIGHTS

Valley's Certificate of Incorporation and By-Laws provide shareholders with important rights, including:

- Majority voting for directors with resignation policy in uncontested elections
- Shareholders continuously holding at least 25% of outstanding common stock for a period of at least one year may call a special meeting
- Proxy access for shareholders holding 3% of outstanding common stock for three years

- No supermajority vote provisions for amendments to Bylaws and Certificate of Incorporation or removing a director from office
- No shareholder rights plan (commonly referred to as a "poison pill")

CODE OF CONDUCT

Employees are trained annually on our Code of Conduct and Ethics (the "Code") and are required to speak up about misconduct and report suspected or known violations of the Code, or any law or regulation applicable to Valley's business. We also provide procedures regarding the review and treatment of employee-initiated complaints, including the proper escalation of suspected or known violations of the Code, other Valley policy or the law. The Code prohibits retaliation against anyone who in good faith raises an issue or concern.

Employees can report any known or suspected violations of the Code in person or via the Ethics Hotline. The Hotline is anonymous and is maintained by an outside service provider.

Suspected violations of the Code, other Valley policy or the law are investigated by Valley and may result in an employee being cleared of the suspected violation or in an escalating range of actions, including termination of employment, depending upon the facts and circumstances. The Ethics Officer reports quarterly to the Audit Committee on ethics complaints from all sources.

As described below under "Code of Conduct and Ethics and Corporate Governance Guidelines," the Code also meets the definition of "code of ethics" under Nasdaq and SEC rules and applies to our chief executive officer, principal financial officer, principal accounting officer and to all of our directors, officers and employees.

SUPPLIER CODE OF CONDUCT

Suppliers are expected to have high standards of business conduct, integrity, and adherence to the law. The Third Party Code of Conduct and Ethics (the "Third Party Code of Conduct") applies to our suppliers, vendors, consultants, contractors, and other third parties working on behalf of Valley. The Third Party Code of Conduct communicates our expectations on a range of issues, including our suppliers' responsibility to comply with laws and regulations and Valley's obligations to its customers. The Third Party Code of Conduct is available under the Investor Relations section of our website at valley.com/why-vnb/company-information/valley-charters/third-party-code-of-conduct-and-ethics.

BOARD LEADERSHIP STRUCTURE AND THE BOARD'S ROLE IN RISK OVERSIGHT

Independent Oversight Structure. Our Board believes that an independent oversight function is a foundation of good corporate governance. Since 2014, we have utilized an Independent Lead Director to assure that the Board had independent leadership. We realize that some companies utilize an independent chairperson and others an Independent Lead Director or presiding director. We also believe the structure of independent leadership should be examined regularly.

Risk Oversight. Our Board is currently comprised of 13 directors, of whom 11 are independent under Nasdaq guidelines. The Board has three standing independent committees with separate chairpersons—an Audit Committee, a Nominating Committee, and a

Compensation Committee. We also have a Risk Committee with an independent chair, which is responsible for overseeing risk management. In addition, our Audit Committee engages in oversight of financial statement risk exposures and our full Board regularly engages in discussions of risk management and receives reports on risk factors from our executive management, other Company officers and the chair of the Risk Committee. In June 2022, a Cyber and Technology Subcommittee of the Risk Committee was formed for the purpose of providing risk oversight of cyber, cybersecurity and technology initiatives. Further, we have a Chief Compliance Officer who reports to the Chief Risk Officer.

Lead Director. The Board created the position of Independent Lead Director in 2014. In accordance with our Corporate Governance Guidelines, our independent directors elect the Independent Lead Director annually from among our independent directors. The position is filled unless the Chairman is an independent director (presently not the case). In 2022, Mr. Eric P. Edelstein was elected as Independent Lead Director and was reelected to the role in January 2023. Our non-management directors meet in executive session after every regular Board meeting. These meetings are chaired by Mr. Eric P. Edelstein in his role as Independent Lead Director. As provided in the Corporate Governance Guidelines, the Independent Lead Director, among other things:

- Has the responsibility to identify issues for Board consideration and assist in forming a consensus among directors;
- Has the authority to call meetings of independent directors and non-management directors (including meetings not in connection with regular board meetings) and preside at all executive sessions of independent and non-management directors;
- Establishes the agenda for all meetings and executive sessions of the independent directors and non-management directors, with input from other directors;

- Has the authority to retain outside advisors who report directly to the Board, with the prior approval of the Board;
- Serves as a liaison between the CEO and the independent and non-management directors and assists the CEO and/or chairperson with establishing meeting agendas and meeting schedules and assuring sufficient time for discussion of agenda items;
- Leads the independent director assessment of the CEO; and
- Is appointed annually by the independent directors.

Chairman/CEO Decision for 2023. For 2023, the Board determined to continue to combine the Chairman and CEO positions. Considering the performance of Mr. Robbins since he was appointed CEO, the Board believed that electing him as Chairman was appropriate. As explained previously, the Board believes that independent Board leadership is provided by the Independent Lead Director in light of the position's authority, responsibilities, and duties.

Annual Meeting Attendance. It is our policy that all directors attend the annual meeting absent a compelling reason, such as family or medical emergencies. In 2022, all directors attended our virtual annual meeting and were available to answer questions.

OUR HEDGING POLICY

We adopted a policy that prohibits all hedging of Valley equity securities for directors, executives and officers with the title of First Senior Vice President and above. While there is no prohibition against employees who do not hold the title of First Senior Vice President or above hedging equity securities, these employees are prohibited from trading Valley securities while in possession of material non-public information. The anti-hedging policies are described below.

Short Sales. Directors and officers at the level of First Senior Vice President and above may not engage in short sales of the Company's securities (sales of securities that are not then owned), including a "sale against the box" (a sale with delayed delivery).

Publicly Traded Options. Directors and officers at the level of First Senior Vice President and above may not engage in transactions in publicly traded options in the Company's securities, such as puts, calls and other derivative securities, on an exchange or in any other organized market. Directors and officers at the level of First Senior Vice President and above also may not engage in such transactions privately.

Hedging Transactions. Directors and officers at the level of First Senior Vice President and above are prohibited from entering into hedging transactions or similar arrangements that are designed to hedge or offset any decrease in the market value of Company securities, such as equity swaps, collars, exchange funds and forward sale contracts. These hedging transactions allow an owner of securities to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.



OUR PLEDGING POLICY

Directors and executive officers are prohibited from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan. If executive officers have Company stock pledged when they join the Company or become executive officers, or if directors have Company stock pledged when they join the Board, they are required to report this to the Company's Chief Financial Officer and are required to unwind the pledging as promptly as possible but in any event within three years. The Nominating Committee upon request may exempt some or all of the pledged shares from this requirement in its discretion if the shares were pledged before the director or executive officer held that position. The prohibition on pledging securities applies to directors, executive officers, their spouses, children who share such person's home and trusts if the director or executive officer is the trustee and sole beneficiary.

In January 2020, at the request of Ms. Steans, the Nominating Committee allowed her to continue pledging the shares she owned which were pledged at the time she became a director. The Committee considered the fact that she and her husband owned shares which were pledged while she was the Chair of USAmeriBancorp, Inc., which merged with Valley in 2018. Pursuant to the terms of the merger, these shares were converted to Valley shares. Shares Ms. Steans or her husband acquire after she became a director of Valley may not be pledged.

Joseph Chillura, who was the President and CEO of USAmeriBancorp, Inc., became an executive officer of Valley in 2020 and the Nominating Committee allowed him to continue to pledge the shares he owned at the time he became an executive officer. Shares Mr. Chillura or his wife acquire after he became an executive officer may not be pledged.

Except for Ms. Steans and Mr. Chillura, no executive officers or directors have any pledged shares covered by the Company's pledging policy.

POLITICAL CONTRIBUTION POLICY

Valley, like all national banks, is prohibited by law from making contributions to candidates in federal, state and local elections. We apply the policy to our holding company and our subsidiaries. Valley does not contribute corporate funds to independent expenditure committees.

Valley belongs to national trade associations, state banking associations and local chambers of commerce that represent the interests of both the financial services industry and the broader business community. These organizations work to represent the industry and advocate on major public policy issues of importance to Valley and the communities we serve.

PRIVATE AIRCRAFT TRAVEL POLICY

In 2020, the Board adopted a Private Aircraft Travel Policy (Aircraft Policy) to govern and provide for the use of private aircraft by our CEO, CFO and President and Chief Banking Officer. In 2020, the Board determined that private travel is appropriate for the travel required of our executives in light of our expanded footprint and was necessary from a health perspective during the ongoing COVID-19 public health emergency. In 2021, the Board determined that the business use of private aircraft was necessary after the COVID-19 public health emergency ended for reasons of safety, efficiency and offering a private work environment.

Under the terms of this policy, those specified Valley officers may utilize the private jet arrangement for individual business travel. Other executives may travel with them under appropriate health conditions subject to approval by the CEO. The CEO may request that other senior executives be added as authorized users under the Aircraft Policy. Consideration will be given to succession planning when determining which authorized users are approved to travel together on the same private plane.

Only business travel for our executives is authorized under the Aircraft Policy. On occasion, our executive officers, while traveling for business, may be accompanied by family members or executives traveling for personal reasons. For each such incidental traveler, Valley requires the executive to pay an amount equal to the cost of one way first class commercial airfare to the destination, but no less than $750, plus any incremental cost incurred by Valley.

DIRECTOR INDEPENDENCE

The Board has determined that 11 of our current directors and all current members of the Nominating, Compensation, and Audit Committees are "independent" for purposes of the independence standards of Nasdaq, that all of the members of the Audit Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and that all of the members of the Compensation Committee meet heightened independence standards under Nasdaq and SEC rules. The Board based these determinations on a review of the responses of the directors to questions regarding employment and transaction history, affiliations and family and other relationships and on discussions with the directors. Our independent directors currently are: Andrew B. Abramson, Peter J. Baum, Eric P. Edelstein, Dafna Landau, Marc J. Lenner, Peter V. Maio, Suresh L. Sani, Lisa Schultz, Jennifer W. Steans, Jeffrey S. Wilks and Dr. Sidney S. Williams, Jr.

With respect to Mr. Wilks, in determining that he was independent, the Board recognized that his spouse benefits from leasing a branch to the Bank. As set forth in the section "Certain Transactions with Management," the annual lease payments are made to a limited partnership from which Mr. Wilks' spouse benefits. The limited partnership is part of a much larger entity from which Mr. Wilks' spouse also benefits. The lease payments are less than 1/2 of 1% of the annual gross revenue of the larger organization. The annual lease payments are $190,000 a year, with no additional payments due from the Bank for real estate taxes, insurance or parking lot maintenance. This payment has remained fixed since Valley acquired the branch in a merger in 2011 and no annual increases are built in. Based upon these factors, the Nominating Committee and the Board reached the judgment that because the lease transaction was de minimis to Mr. Wilks, Mr. Wilks was "independent." The Board has engaged with institutional shareholders and while these shareholders viewed the interest as de minimis, we were advised that even such a de minimis interest was not advisable for a member of the Audit Committee and as a result Mr. Wilks does not serve on the Audit Committee.

With respect to Ms. Landau, in determining that she is independent, the Board recognized that she is affiliated with BLITA, which owns approximately 14.2% of Valley's common stock and has entered into certain agreements with Valley as described below.

In connection with our acquisition of Bank Leumi USA, Valley and BLITA entered into an Investor Rights Agreement, which provides that, (i) for so long as BLITA holds a number of shares of Valley common stock greater than or equal to 12.5% of the shares of Valley common stock issued and outstanding as of immediately following (and giving effect to) the Merger, BLITA will have the right to designate two directors to each of the Valley Board and the Bank Board (currently Ms. Landau and Mr. Mendelson) and (ii) for so long as BLITA holds a number of shares of Valley common stock greater than or equal to 5.0% of the shares of Valley common stock issued and outstanding as of immediately following (and giving effect to) the merger, BLITA will have the right to designate one director to each of the Valley Board and the Bank Board. BLITA designees must meet the director qualification and eligibility criteria of the Nominating Committee of the Valley Board applicable generally to members of the Valley Board and Valley Board nominees and be approved by the Nominating Committee. In addition, for so long as at least one BLITA designee is serving on the Valley and Bank Boards, one BLITA designee will be entitled to serve on the Executive Committee, the Nominating Committee, the Risk Committee and the Investment Committee.

The Investor Rights Agreement also provides that, from April 1, 2022 until (i) BLITA ceases to own at least 12.5% of Valley's outstanding common stock and (ii) BLITA terminates its obligation to own Valley common stock under the Investors Rights Agreement, BLITA is entitled to designate one Individual to be a non-voting observer on the Valley Board and Bank Board. Subject to certain exceptions, during such period as BLITA is entitled to designate a director to the Valley Board, (i) with respect to certain specified matters, BLITA will vote its shares of Valley common stock in accordance with the recommendation of the Valley Board and (ii) BLITA will be subject to certain standstill restrictions. The Investor Rights Agreement further provides that BLITA will be entitled to certain registration rights and certain preemptive rights with respect to certain issuances by Valley of Valley common stock.

Valley and BLITA also entered into a Business Cooperation Agreement whereby the parties agreed to certain understandings regarding business cooperation matters. This agreement is discussed further under the heading "Certain Transactions with Management."

To assist in making determinations of independence, the Board has concluded that the following relationships are immaterial and that a director whose only relationships with the Company falls within these categories is independent:

- A loan made by the Bank to a director, his or her immediate family or an entity affiliated with a director or his or her immediate family, or a loan personally guaranteed by such persons if such loan (i) complies with federal regulations on insider loans, where applicable; and (ii) is not classified by the Bank's credit risk department or independent loan review department, or by any bank regulatory agency which supervises the Bank;

- A deposit, trust, insurance brokerage, investment advisory, or similar customer relationship between Valley or its subsidiaries and a director, his or her immediate family or an affiliate of his or her immediate family if such relationship is on customary and usual market terms and conditions;



- The employment by Valley or its subsidiaries of any immediate family member of the director if the family member serves below the level of a senior vice president;

- Annual contributions by Valley or its subsidiaries to any charity for which a director or his or her spouse serves on the board if the contributions do not exceed the greater of (i) $60,000 or (ii) 5% of the charity's annual revenues in the calendar year;

- Purchases of goods or services by Valley or any of its subsidiaries from a business in which a director or his or her spouse or minor children is a partner, shareholder or officer, if the director, his or her spouse and minor children

own five percent (5%) or less of the equity interests of that business and do not serve as an executive officer of the business; or

- Purchases of goods or services by Valley, or any of its subsidiaries, from a director or a business in which the director or his or her spouse or minor children is a partner, shareholder or officer if the annual aggregate purchases of goods or services from the director, his or her spouse or minor children or such business in the last calendar year does not exceed the greater of $200,000 or five percent (5%) of the gross revenues of the business.

The Board considered the following categories together with contributions to charitable organizations on which the director or his spouse served as a director, and the information set forth under "Certain Transactions with Management," for each director it determined was independent:

Name	Loans*	Trust Services / Assets Under Management	Banking Relationship with VNB	Professional Services to Valley
Andrew B. Abramson**	Commercial and Residential Mortgages, Personal and Commercial Line of Credit	None	Checking, Savings, Certificate of Deposit	None
Peter J. Baum	Commercial Mortgage	None	Checking	None
Eric P. Edelstein	Residential Mortgage	None	Checking	None
Dafna Landau	None	None	None	None
Marc J. Lenner	Commercial Mortgage, Residential Mortgage, Personal Line of Credit and Home Equity	Trust Services	Checking, Money Market, Certificate of Deposit, IRA	None
Peter V. Maio	None	None	Checking, Certificate of Deposit, Money Market	None
Suresh L. Sani	Commercial Mortgage	None	Checking, Money Market	None
Lisa J. Schultz	None	None	Checking, Money Market	None
Jennifer W. Steans	None	None	Certificate of Deposit, Money Market	None
Jeffrey S. Wilks	Commercial Mortgage, Personal Line of Credit	None	Checking	None
Dr. Sidney S. Williams, Jr.**	None	None	Checking	None

* In compliance with Regulation O.

** The Board also considered charitable contributions to entities with which the director is affiliated.

EXECUTIVE SESSIONS OF INDEPENDENT AND NON-MANAGEMENT DIRECTORS

Valley's Corporate Governance Guidelines require the Board to hold separate executive sessions for both independent and non-management directors. The Board holds an executive session at least once a year with only independent directors and holds an executive session with non-management directors after each regular Board meeting and also holds separate meetings periodically during the year. In each instance the Independent Lead Director is the presiding director for the session.



SHAREHOLDERS' AND INTERESTED PARTIES' COMMUNICATIONS WITH DIRECTORS

The Board of Directors has established the following procedures for shareholder or interested party communications with the Board of Directors or with the Independent Lead Director of the Board:

- Shareholders or interested parties wishing to communicate with the Board of Directors, the non-management or independent directors, or with the Independent Lead Director should send any communication to Valley National Bancorp, Corporate Secretary, at 1455 Valley Road, Wayne, NJ 07470. Any such communication should state the number of shares owned by the shareholder.

- The Corporate Secretary will forward such communication to the Board of Directors or, as appropriate, to the

particular committee chairman or to the Independent Lead Director, unless the communication is a personal or similar grievance, a shareholder proposal or related communication, an abusive or inappropriate communication, or a communication not related to the duties or responsibilities of the Board of Directors in which case the Corporate Secretary has the authority to determine the appropriate disposition of the communication. All such communications will be kept confidential to the extent possible.

COMMITTEES OF THE BOARD OF DIRECTORS; BOARD OF DIRECTORS MEETINGS

In 2022, the Board of Directors maintained an Audit Committee, a Nominating, Governance and Corporate Sustainability Committee, and a Compensation and Human Capital Management Committee. Only independent directors serve on these committees. In addition to these committees, the Company and the Bank also maintain several committees to oversee areas of Valley's operations. These include a Risk Committee, a Cyber and Technology Subcommittee, an Investment Committee, and an Executive Committee.

Each director attended at least 92% of the meetings of the Board of Directors and of each committee on which he or she served during the year ended December 31, 2022. Our Board met 9 times during 2022.

The following table presents 2022 membership information for each of our Audit, Nominating, Compensation and Risk Committees and the number of meetings held by each committee during 2022.

Name	Audit	Nominating, Governance and Corporate Sustainability	Compensation and Human Capital Management	Risk
Andrew B. Abramson		X	X	
Ronen Agassi+		X		
Peter J. Baum	X			X
Eric P. Edelstein	(Chair)		X	
Marc J. Lenner		(Chair)	X	
Peter V. Maio	X			X
Avner Mendelson				X
Suresh L. Sani		X	(Chair)	
Lisa J. Schultz		X		(Chair)
Jennifer W. Steans	X		X	
Jeffrey S. Wilks		X		X
Dr. Sidney S. Williams, Jr.	X			X
2022 Number of Meetings*	5	5	5	4

* Includes telephonic meetings.

+ Following Mr. Agassi's departure from the Board, Ms. Landau replaced him on the Nominating, Governance and Corporate Sustainability Committee effective February 28, 2023.

Audit Committee

The Board of Directors has determined that each member of the Audit Committee is financially literate and that more than one member of the Audit Committee has the accounting or related financial management expertise required by Nasdaq. The Board of Directors has also determined that Mr. Edelstein and Ms. Steans meet the SEC criteria of an "Audit Committee Financial Expert." The Committee charter gives the Audit Committee the authority and responsibility for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including pre-approval of all audit and non-audit services to be performed by our independent registered public accounting firm. Other responsibilities of the Audit Committee pursuant to the charter include:

- Reviewing the scope and results of the audit with Valley's independent registered public accounting firm;
- Reviewing with management and Valley's independent registered public accounting firm Valley's interim and year-end operating results including SEC periodic reports and press releases;
- Considering the appropriateness of the internal accounting and auditing procedures of Valley;

- Considering the independence of Valley's independent registered public accounting firm;
- Overseeing the internal audit function;
- Reviewing the significant findings and recommended action plans prepared by the internal audit function, together with management's response and follow-up; and
- Reporting to the full Board on significant matters coming to the attention of the Audit Committee.

Nominating, Governance and Corporate Sustainability Committee

The Nominating Committee reviews the qualifications of and recommends to the Board candidates for election as directors of Valley, considers the composition of the Board, and recommends committee assignments. The Nominating Committee also reviews and as appropriate approves all related party transactions in accordance with our related party transaction policy. The Nominating Committee is responsible for approving and recommending to the Board our Corporate Governance Guidelines which include:

- Director qualifications and standards;
- Director responsibilities;
- Director orientation and continuing education;
- Limitations on Board members serving on other boards of directors;

- Director access to management and records;
- Criteria for the annual self-assessment of the Board, and its effectiveness; and
- Responsibilities of the Independent Lead Director.

The Nominating Committee reviews recommendations from shareholders regarding corporate governance and director candidates and also oversees our ESG Council and ESG programs.

Compensation and Human Capital Management Committee

The Compensation Committee determines CEO compensation, recommends to the Board compensation levels for directors and sets compensation for NEOs and other executive officers. It also administers the 2021 Incentive Compensation Plan and makes awards pursuant to that plan, and will administer and make awards under our 2023 Incentive Compensation Plan if it is approved by shareholders.

In January 2023, in undertaking its responsibilities, the Compensation Committee received from the CEO recommendations (except those that relate to his own compensation) for salary, cash bonus, and equity awards for NEOs and other executive officers. After considering the possible payments and discussing the recommendations with the CEO, and reviewing data provided by its compensation consultant, in February 2023, the Compensation Committee approved the compensation of executive officers, other than the CEO. The Compensation Committee met in executive session with its compensation consultant and legal advisors without the CEO to decide on all elements of the CEO's compensation, including salary, cash bonus and equity awards.

For stock awards to employees other than executives, a block of shares is allocated by the Compensation Committee. The individual awards are then allocated by the CEO and his executive staff to these non-executive officers and employees. Under authority delegated by the Compensation Committee, during the year, our CEO is authorized, within certain numerical limits, to make stock awards in specific circumstances including the following: special incentive awards for non-officers, retention awards, awards to new employees and grants on completion of advanced degrees.

Stock awards not specifically approved in advance by the Compensation Committee, but awarded under the authority delegated, are reported to the Compensation Committee at its next meeting at which time the Compensation Committee ratifies the action taken.

Risk Committee

The Risk Committee is responsible for:

- Assisting our Board with oversight of the Company's enterprise-wide risk management framework, including policies and practices established by management to identify, assess, measure and manage key risks facing the Company across all of the Company's eight risk categories: strategic, compliance, operational, reputation, legal, credit, market, and liquidity risk;

- Discussing with management the enterprise's risk appetite and tolerance, and at least annually recommending to the full Board the statement of risk appetite and tolerance to be communicated throughout the Company;

- Reviewing and approving annually the credit review plans and policies, and any significant changes to such plans, as appropriate;

- Reviewing and recommending to the Board the Company's liquidity risk tolerance at least annually, taking into account the Company's capital structure, risk profile, complexity, activities and size. Senior management reports to the Risk Committee regarding the Company's liquidity risk profile and liquidity risk tolerance at least quarterly; and

- Overseeing the Company's cybersecurity risk profile, top cybersecurity risks, enterprise cybersecurity program, customer privacy and key enterprise cybersecurity initiatives.

The Risk Committee includes Peter V. Maio, who has significant information security expertise. The Risk Committee oversees the assessment of cybersecurity risks associated with our vendors and our own system, including conducting phishing training exercises.

COMPENSATION CONSULTANTS

In 2022, the Compensation Committee engaged Fredric W. Cook & Co. ("FW Cook") as its compensation consultant. FW Cook was engaged to review compensation and performance data of a peer group of comparable financial organizations that had been selected by the Compensation Committee upon the recommendation of FW Cook and in relation to this data, provide an overview and comments on Valley's executive compensation as well as director compensation. Also, FW Cook was requested to provide information relating to market trends in executive compensation matters. FW Cook has reviewed and provided comments on the compensation disclosures contained in this proxy statement.

COMPENSATION AND RISK MANAGEMENT

Our Chief Risk Officer evaluated all incentive-based compensation for employees of the Company and reported to the Compensation Committee that none of our incentive-based awards individually, or taken together, was reasonably likely to have a material adverse effect on Valley. None of the compensation or incentives for Valley employees were considered as encouraging undue or unwarranted risk. The Compensation Committee accepted the Chief Risk Officer's report.

COMMITTEE CHARTERS

The Audit Committee, Nominating Committee and Compensation Committee each operate pursuant to a separate written charter adopted by the Board. Each committee reviews its charter at least annually. All of the committee charters can be viewed at our website www.valley.com/charters. Each charter is also available in print to any shareholder who requests it. The information contained on the website is not incorporated by reference or otherwise considered a part of this document.

NOMINATION OF DIRECTORS

Nominations of directors for election may be made at an annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors by our Board of Directors, or, as described in more detail below, by a shareholder of the Company who meets the eligibility and notice requirements set forth in our By-Laws.

Shareholder Nominations Not for Inclusion in our Proxy Statement. Under our By-Laws, to be eligible to submit a director nomination not for inclusion in our proxy materials but instead to be presented directly at the annual meeting, the shareholder must be a shareholder of record on both (i) the date the shareholder submits the notice of the director nomination to the Company and (ii) the record date for the annual meeting. The notice must be in proper written form and be timely received by the Company. To be in proper written form, the notice must meet all of the requirements specified in Article I, Section 3 of our By-Laws, including specified information regarding the shareholder making the nomination and the proposed nominee. To be timely for our 2024 annual meeting, the notice must be received by our Corporate Secretary at our Morristown, New Jersey office, to be located at 123 Speedwell Avenue, Morristown, NJ 07960, no later than December 27, 2023 nor earlier than November 27, 2023. If the 2024 annual meeting is called for a date that is not within 30 days before or after the anniversary date of our 2023 annual meeting date, notice will be timely if it is received by the Corporate Secretary no later than the close of business on the 10th day following the date on which public announcement of the annual meeting is first made by the Company.

In addition, to comply with universal proxy rules, shareholders who intend to solicit proxies in support of director nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by no later than February 26, 2024.

Shareholder Nominations for Inclusion in our Proxy Statement. Our By-Laws provide that if certain requirements are met, an eligible shareholder or group of eligible shareholders may include their director nominees in the Company's annual meeting proxy materials. This is commonly referred to as proxy access. The proxy access provisions of our By-Laws provide, among other things, that a shareholder or group of up to twenty shareholders seeking to include director nominees in our proxy materials must own 3% or more of our outstanding common stock continuously for at least three years. The number of proxy access nominees appearing in any annual meeting proxy statement cannot exceed the greater of two or 20% of the number of directors then serving on the Board. If 20% is not a whole number, the maximum number of proxy access nominees would be the closest whole number below 20%. A nominee who is included in our proxy materials but withdraws from or becomes ineligible or unavailable for election at the annual meeting, or does not receive at least 25% of the votes cast for his or her election, will not be eligible for nomination by a shareholder for the next two annual meetings. The nominating shareholder or group of shareholders also must deliver the information required by our By-Laws, and each nominee must meet the qualifications required by our By-Laws.

Requests to include director nominees in our proxy materials for our 2024 annual meeting must be received by our Corporate Secretary at our Morristown, New Jersey office, to be located at 123 Speedwell Avenue, Morristown, NJ 07960, no earlier than October 12, 2023 and no later than November 11, 2023. If the 2024 annual meeting is called for a date that is not within 30 days before or after the anniversary date of our 2023 annual meeting date, notice will be timely if it is received by the Corporate Secretary no later than the close of business on the 10th day following the date on which public announcement of the annual meeting is first made by the Company.

Director Qualifications. The Board of Directors has established criteria for members of the Board. The Board may waive one or more of these requirements in connection with a director joining the Board through an acquisition. The Board granted a waiver of certain conditions (including U.S. citizenship) for Ms. Landau and Mr. Mendelson, as well as for Mr. Agassi during his time on the Board. The director criteria include:

- The maximum age for an individual to join the Board is age 65, except that such limitation is inapplicable to a person who, when elected or appointed, is a member of senior management, or who was serving as a member of the Board of Directors of another company at the time of its acquisition by Valley;

- A director is eligible for reelection if the director has not attained age 76 before the time of the annual meeting of the Company's shareholders. However, the Board in its discretion may extend this age limit for not more than one year at a time for any director, if the Board determines that the director's service for an additional year will sufficiently benefit the Company;

- Each Board member must demonstrate that he or she is able to contribute effectively regardless of age;

- Each Board member must be a U.S. citizen and comply with all qualifications set forth in 12 USC §72;

- A majority of the Board members must maintain their principal residences in the states in which the Bank has branch offices or within 100 miles from the Bank's principal office;

- Except with the approval of the Nominating Committee for good cause shown, each Board member must own a minimum of 20,000 shares of our common stock of which 5,000 shares must be in his or her own name (or held jointly with the director's spouse) and none of these 20,000 shares may be pledged or hypothecated;

- Unless there are mitigating circumstances (such as medical or family emergencies), any Board member who attends less than 85% of the Board and assigned committee meetings for two consecutive years will not be nominated for re-election;

- Each Board member must prepare for meetings by reading information provided prior to the meeting. Each Board member should participate in meetings, for example, by asking questions and by inquiring about policies, procedures or practices of Valley;

- Each Board member is expected to be above reproach in his or her personal and professional lives and his or her financial dealings with Valley, the Bank and the community;

- If a Board member (a) has his or her integrity challenged by a governmental agency (indictment or conviction), (b) files



for personal or business bankruptcy, (c) materially violates Valley's Code of Conduct and Ethics, or (d) has a loan made to or guaranteed by the director classified as doubtful, the Board member shall resign upon the request of the Board. If a loan made to a director or guaranteed by a director is classified as substandard and not repaid within six months, the Board may ask the director to resign;

- No Board member may serve on the board of any other bank or financial institution or on more than two boards of other public companies while a member of Valley's Board without the approval of Valley's Board of Directors;

- Board members should understand basic financial principles and represent a variety of areas of expertise and diversity in personal and professional backgrounds and experiences;

- Each Board member should be an advocate for the Bank within the community; and

- To the extent it is convenient, it is expected that the Bank will be utilized by the Board member for his or her personal and business affiliations.

In addition to the above qualifications, the following factors are also considered by the Nominating Committee when evaluating director candidates:

- Appropriate mix of educational background, professional background and business experience to make a significant contribution to the overall composition of the Board;

- Whether the candidate would be considered a financial expert or financially literate as described in SEC and Nasdaq rules;

- Whether the candidate would be considered independent under Nasdaq rules;

- Demonstrated character and reputation, both personal and professional, consistent with that required for a bank director;

- Willingness to apply sound and independent business judgment;

- Ability to work productively with the other members of the Board;

- Availability for the substantial duties and responsibilities of a Valley director; and

- Meets the additional criteria set forth in Valley's Corporate Governance Guidelines.

As discussed above under "Item 1—Election of Directors—Director Information—Board Selection," diversity is one of the factors that the Nominating Committee considers in identifying nominees for director. The Nominating Committee has not adopted a formal diversity policy with regard to the selection of director nominees.

Shareholder Recommendations for Director Candidates. The Nominating Committee has adopted a policy regarding director candidates recommended by shareholders. The Nominating Committee will consider nominations recommended by shareholders. In order for a shareholder to recommend a nomination, the shareholder must provide the recommendation along with the additional information and supporting materials to our Corporate Secretary no earlier than 180 days and no later than 150 days prior to the anniversary of the date of the preceding year's mailing of the proxy statement for the annual meeting. The shareholder wishing to propose a candidate for consideration by the Nominating Committee must own at least 1% of Valley's outstanding common stock. In addition, the Nominating Committee has the right to require any additional background or other information from any director candidate or the recommending shareholder as it may deem appropriate. For Valley's annual meeting in 2024, we must receive this notice on or after September 12, 2023 and on or before October 12, 2023. The Nominating Committee will evaluate shareholder-recommended director candidates using the same criteria and standards as described above.

CODE OF CONDUCT AND ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted a Code of Conduct and Ethics which applies to our chief executive officer, principal financial officer, principal accounting officer and to all of our other directors, officers and employees. The Code of Conduct and Ethics is available and can be viewed on our website at www.valley.com/charters. The Code of Conduct and Ethics is also available in print to any shareholder who requests it. We will disclose any substantive amendments to or waiver of provisions of the Code of Conduct and Ethics made with respect to the chief executive officer, principal financial officer or principal accounting officer or any other executive officer or a director on that website.

We have also adopted Corporate Governance Guidelines, which are intended to provide guidelines for the governance by the Board and its committees. The Corporate Governance Guidelines are available on our website at www.valley.com/charters.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are Andrew B. Abramson, Eric P. Edelstein, Marc J. Lenner, Suresh L. Sani and Jennifer W. Steans. None of the members of the Compensation Committee or their affiliates, and none of the Company's executive officers, have engaged in transactions or relationships required to be reported under the compensation committee interlock rules promulgated by the SEC.

CERTAIN TRANSACTIONS WITH MANAGEMENT

Our related party transactions in which Valley or any of its subsidiaries is a participant and in which a 5% holder of our common stock (including BLITA), an executive officer, or a director (or an immediate family member of such a person or a company controlled by such a person or in which such a person has a substantial ownership interest) (collectively "insiders") has a material interest are governed by our written related party transaction policy. We require our directors and executive officers to complete a questionnaire, annually, to provide information specific to related party transactions. Insiders may use Valley's services or may provide services to Valley, as we expect our directors and officers to use the services of Valley National Bank.

With respect to the use of the Bank's services by insiders (including holders of 10% or more of our common stock), loans to insiders by the Bank are governed by Regulation O. Regulation O requires that such loans: (i) be made on the same or substantially similar terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable loans to third parties, and (ii) not involve more than the normal risk of collectability. Regulation O also requires that such loans be approved by a majority of the directors with the director who is the borrower, or related to the borrower, not present or voting.

With respect to other Bank services provided to insiders, those services are provided on the same terms and conditions as provided to third parties, with no Board approval required.

With respect to insiders providing products or services, these transactions are subject to the related party transaction policy. Under the related party transaction policy, transactions are referred for review and approval to the Nominating Committee. If the transaction presents a continuing relationship the activity is reviewed and, if appropriate, approved by the Committee. If the transaction is new, the Committee is charged with reviewing it and approving it if it is believed to be in the best interests of Valley. If a transaction is not approved, the services offered will not be used. If an ongoing transaction fails to be ratified it will, if possible, be cancelled in accordance with any contractual rights. The Audit Committee oversees compliance with the related party transaction policy.

The Bank has made loans to its directors and executive officers and their associates and, assuming continued compliance with generally applicable credit standards, it expects to continue to make such loans. All of these loans: (i) were made in the ordinary course of business, (ii) were made on the same terms, including interest rates and collateral, as those available to other persons not related to Valley, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

The following payments were approved under our related party transaction policy.

- In 2011, Valley acquired State Bancorp, Inc. At the time of acquisition, State Bancorp leased a branch located in Westbury, New York. In connection with the acquisition of State Bancorp, the Boards of State Bancorp and Valley agreed that Mr. Wilks was to be elected to the Board of Valley National Bancorp. In connection with the merger of State Bancorp into Valley, effective January 1, 2012, Valley assumed the lease for the Westbury, New York branch. The lease provides for fixed rental payments of approximately $190,000 per year with no additional rent, such as real estate taxes, insurance and parking lot maintenance. The lease may be terminated at any time by the landlord upon not less than 130 days written notice. The lease payments are made to a limited partnership from which Mr. Wilks' spouse benefits. The limited partnership is part of a much larger entity from which Mr. Wilks' wife also benefits. Valley's lease payments in 2022 represented less than 1/2 of 1% of the annual gross revenue of the larger organization.

- Valley has always welcomed as new employees qualified relatives of our current employees. Currently, a number of our employees have relatives who also work for Valley. Valley employs the brother of Joseph Chillura, an executive officer of Valley, who in 2022 earned a salary of $325,000 plus a discretionary bonus and equity award.

- In connection with Valley's acquisition of Bank Leumi USA, Valley and BLITA entered into a Business Cooperation Agreement dated as of April 1, 2022 (the "Cooperation Agreement"), pursuant to which Valley agreed to offer BLITA the opportunity to participate in committed commercial loans made by Valley and its subsidiaries. The Cooperation Agreement provides that the terms for all such loan participations will be on a commercial, arms-length basis. From April 1, 2022 to February 28, 2023, BLITA purchased participation interests in 21 loans with aggregate commitments of $1.4 billion; BLITA's share of such



aggregate commitments is $587 million, or 42%, with BLITA's participation interests ranging from 27.6% to 56.9%. The Nominating Committee established a maximum aggregate counterparty exposure of $1.75 billion for all loans in which BLITA participates with Valley.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and any beneficial owners of more than 10% of our common stock to file reports relating to their ownership and changes in ownership of our common stock with the SEC by certain deadlines. We believe all our directors and executive officers timely complied with their Section 16(a) reporting requirements in 2022.

COMPENSATION OF DIRECTORS

The total 2022 compensation of our non-employee directors is shown in the following table. Each of these compensation components is described in detail below. Dafna Landau is not reflected in the table as she was not appointed as a member of our Board until February 2023.

Name	Fees Earned or Paid in Cash	Stock Awards[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3]	All Other Compensation[4]	Total
Andrew B. Abramson[1]	$101,500	$70,000	—	$ 1,990	$173,490
Ronen Agassi	62,000	70,000	—	1,990	133,990
Peter J. Baum	90,500	70,000	—	1,990	162,490
Eric P. Edelstein[1]	146,500	70,000	—	1,990	218,490
Marc J. Lenner[1]	109,000	70,000	—	1,990	180,990
Peter V. Maio	105,167	70,000	—	1,990	177,157
Avner Mendelson	64,500	70,000	—	737,782	872,282
Suresh L. Sani[1]	109,000	70,000	—	1,990	180,990
Lisa J. Schultz[1]	113,000	70,000	—	1,990	184,990
Jennifer W. Steans	89,000	70,000	—	1,990	160,990
Jeffrey S. Wilks	101,500	70,000	—	1,990	173,490
Dr. Sidney S. Williams, Jr.	90,500	70,000	—	1,990	162,490

(1) Independent Lead Director or Committee Chairman (see Committees of the Board of Directors; Board of Directors Meetings on page 28 in this Proxy Statement).

(2) Each non-employee director received a $70,000 restricted stock unit ("RSU") award as part of their annual retainer, granted on the date of the annual shareholders' meeting. The number of RSUs was determined using the closing market price on the date prior to grant and vest on the earlier of the next annual shareholders' meeting or the first anniversary of the grant date, with acceleration upon a change in control, death or disability, but not resignation from the Board. Mr. Agassi's RSU award was forfeited upon his resignation from the Board becoming effective.

(3) Represents the change in the present value of pension benefits for 2022 under the Directors Retirement Plan considering the age of each director, a present value factor, an interest discount factor and time remaining until retirement. As disclosed below, the Board of Directors retirement plan was frozen for purposes of benefit accrual in 2013. The annual change in the present value of the accumulated benefits of Messrs. Abramson, Baum, Edelstein, Lenner, Sani, and Wilks was a net decrease of $56,511, $6,720, $18,530, $25,417, $25,106, and $7,520 from the present value reported as of December 31, 2021, respectively; therefore the amount reported would be zero. The decrease in the present value of the accumulated benefits as of December 31, 2022 is attributable to the increase in the discount rate from 2.85% to 5.21%.

(4) For each director, this column reflects deferred cash dividends in the amount of $1,990 earned in 2022 on the restricted stock that is part of the director's annual retainer, granted on the date of the annual shareholders' meeting. For Mr. Mendelson, this amount also reflects payments pursuant to his consulting agreement with Valley, as described below under "Mendelson Consulting Agreement."

ANNUAL BOARD RETAINER

Currently, non-employee directors receive an annual cash retainer of $50,000 per year, paid quarterly. Additionally, effective at the 2022 Annual Meeting, non-employee directors were granted an equity award of $70,000.



In January 2023, based upon the recommendation of its compensation consultant, the Compensation Committee recommended and the Board approved the following changes to the non-employee director compensation program, effective at the 2023 Annual Meeting:

• Board and committee meeting fees were discontinued, and the annual cash retainer was increased from $50,000 to $90,000.

• The annual RSU award was increased from $70,000 to $85,000.

BOARD MEETING FEES

Currently, non-employee directors also receive a Board meeting fee of $2,000 for each meeting of Valley and the Bank combined attended in person, by video conference or conference call. Non-employee directors also received $2,000 for attendance at the Board's annual organization meeting. This year the Board also had two strategic planning meetings, each of which stretched over two days, for which each non-employee director received $1,500. As described above, effective at the 2023 Annual Meeting, meeting fees will no longer be paid.

BOARD COMMITTEE FEES AND COMMITTEE CHAIR RETAINER

Each of the Chairs of the Audit Committee, Compensation Committee, Nominating Committee and Risk Committee receives an annual retainer of $20,000. The Independent Lead Director receives an annual retainer of $50,000. These retainers are to recognize the extensive time that is devoted to serve as Committee Chair or Independent Lead Director and to attend to committee matters, including meetings with management, auditors, attorneys and consultants and preparing committee agendas.

All non-management directors are paid $1,500 for attending each meeting of the Audit Committee, Compensation Committee, Nominating Committee and Risk Committee. As described above, effective at the 2023 Annual Meeting, Meeting fees will no longer be paid.

The Company and the Bank also have a number of committees in addition to Audit, Compensation, Nominating and Risk. These additional committees generally deal with oversight of various operating matters. These committee chairs receive a retainer of $20,000, with the exception of the Executive Committee chair who receives no additional retainer. In January 2023, the retainer paid to the chair of the Investment Committee was also increased to $20,000. There is currently an attendance fee of $1,500 for each committee meeting, but as described above, these meeting fees will no longer be paid effective as of the 2023 Annual Meeting.

DIRECTOR EQUITY AWARDS

After our 2022 Annual Meeting, each non-management director received a $70,000 RSU award as part of their annual retainer. The RSUs were granted on the date of the Annual Meeting, with the number of RSUs determined using the closing market price on the date prior to grant. The RSUs vest on the earlier of the next annual meeting or the first anniversary of the grant date, with acceleration upon a change in control, death or disability, retirement (age 65 with 5 years of service) but not resignation from the Board. As described above, the annual RSU award was increased from $70,000 to $85,000, effective at the 2023 Annual Meeting, which would position total director compensation at the median relative to the peer group.

ANNUAL LIMIT ON DIRECTOR COMPENSATION

Our 2021 Incentive Compensation Plan (the "2021 Plan") provided for our non-employee directors to be eligible recipients of equity awards with an overall annual limit of $500,000 on the total value of equity awards plus annual cash fees. The same limit is included in our 2023 Incentive Compensation Plan, which will become effective if approved by our shareholders at the 2023 Annual Meeting.

DIRECTORS RETIREMENT PLAN

We maintain a retirement plan for non-employee directors which was frozen to new participants and for additional benefit accruals in 2013. The plan provides 10 years of annual benefits to participating directors with five or more years of service. The benefits commence after a director has retired from the Board and reached age 65. The annual benefit is equal to the director's years of service through December 31, 2013, multiplied by 5%, multiplied by the final annual retainer paid to directors as of December 31, 2013



($40,000). In the event of the death of the director prior to receipt of all benefits, the payments continue to the director's beneficiary or estate. As a result of amendments to the plan adopted in 2013, participants no longer accrue further benefits and directors first elected after 2013 do not participate.

MENDELSON CONSULTING AGREEMENT

In May 2022, in connection with Valley's acquisition of Bank Leumi USA, Valley entered into a consulting agreement with ALREM LLC, a company wholly-owned and controlled by Mr. Mendelson and his spouse, pursuant to which Mr. Mendelson provides certain services to Valley, including assistance with the execution of its tech banking plan and building future growth strategies, assistance with the development and implementation of its venture capital strategy, exploration of a renewables/project finance vertical with BLITA, providing advice regarding the development of strategic initiatives, retention of BLUSA clients and assisting with maintaining Valley's relationship with BLITA. The agreement has an initial 12-month term and automatically renews for additional 12-month terms unless either party provides notice of termination no later than 30 days prior to the end of the term. During the initial 12-month term, ALREM LLC may terminate the agreement upon 30 days' prior written notice if Mr. Mendelson accepts full-time employment with any other employer. After the initial term, either party may terminate on 30 days' prior written notice. Valley may terminate the agreement on five days' written notice if ALREM LLC engages in activities constituting "cause" or materially breaches the agreement. The agreement provides for the following payment schedule: $60,000 per month for the months of May and June 2022, $61,792 for July 2022, and $62,800 for each month thereafter during the term of the agreement. Mr. Mendelson also receives $120,000 on each July 31, October 31, January 31 and April 30 that the agreement remains in effect. ALREM LLC is also entitled to reimbursement of all reasonable expenses and other costs, including reasonable travel expenses, associated with this agreement in accordance with Valley's standard policies and procedures.



Stock Ownership of Management and Principal Shareholders
DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information about the beneficial ownership of our common stock at February 1, 2023 by each director (other than Ms. Landau, who joined the Board on February 28, 2023) and by each of our Named Executive Officers ("NEOs") named in this proxy statement, and by directors and all executive officers as a group. The information is obtained partly from each director and by each NEO and partly from Valley.

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percent of Class[2]
Andrew B. Abramson	293,451[3]	0.06%
Ronen Agassi	90	—
Peter J. Baum	70,014[4]	0.01
Joseph V. Chillura	747,553[5]	0.15
Raja Dakkuri	402,380[6]	0.08
Eric P. Edelstein	84,702	0.02
Michael D. Hagedorn	28,684	0.01
Thomas A. Iadanza	212,196	0.04
Marc J. Lenner	273,501[7]	0.05
Peter V. Maio	31,484	0.01
Avner Mendelson	1,208,241[8]	0.24
Ira Robbins	350,457[9]	0.07
Suresh L. Sani	84,665[10]	0.02
Lisa J. Schultz	39,259	0.01
Jennifer W. Steans	4,204,223[11]	0.83
Jeffrey S. Wilks	446,822[12]	0.09
Dr. Sidney S. Williams, Jr.	4,824	—
Directors and Executive Officers as a group (20 persons)	8,665,498[13]	1.71

(1) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse or minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by the named person if he or she has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person. The total includes unvested restricted stock but not unvested restricted stock units (except for those scheduled to vest within 60 days following February 1, 2023).

(2) For purposes of calculating these percentages, there were 506,384,269 shares of our common stock outstanding as of February 1, 2023. For purposes of calculating each individual's percentage of the class owned, the number of shares underlying stock options and restricted stock units held by that individual are also taken into account to the extent such options were exercisable within 60 days or such restricted stock units were scheduled to vest within 60 days.

(3) This total includes 17,990 shares held by Mr. Abramson's wife, 10,235 shares held by his wife in trust for his children and grandchildren, 40,157 shares held by a family foundation, 10,401 shares held in a self-directed IRA, and 2,636 shares in a self-directed IRA held by his wife. Mr. Abramson disclaims beneficial ownership of shares held by his wife and shares held for his children.

(4) This total includes 6,150 shares held by a trust for the benefit of Mr. Baum's children of which Mr. Baum is the trustee.

(5) This total includes 35,000 shares held in Mr. Chillura's IRA and 73,165 shares purchasable pursuant to stock options exercisable within 60 days.

(6) This total includes 402,380 shares purchasable pursuant to stock options exercisable within 60 days.

(7) This total includes 26,637 shares held in a retirement pension, 732 shares held by Mr. Lenner's wife, 37,540 shares held by his children, 126,103 shares held by a trust of which Mr. Lenner is 50% co-trustee (Mr. Lenner is an indirect beneficiary of only 25% of the trust and disclaims any pecuniary interest in the ownership of the other portion of the trust), and 26,486 shares held by a charitable foundation.

(8) This total includes 1,207,141 shares purchasable pursuant to stock options exercisable within 60 days.

(9) This total includes 2,000 shares held by Mr. Robbins' wife and 368 shares held in trusts for the benefit of Mr. Robbins' nieces.

(10) This total includes 5,705 shares held in Mr. Sani's Keogh Plan, 5,705 shares held in trusts for the benefit of his children, 44,390 shares held in pension trusts of which Mr. Sani is co-trustee.

(11) This total includes 729,700 shares held by Ms. Steans' spouse, 211,468 shares held by her spouse in a trust, 868,890 shares held in a family trust of which Ms. Steans is a trustee, 1,176,374 shares held by a partnership of which Ms. Steans is one of three partners and 55,000 shares held in her IRA. Out of the total 4,204,223 shares, 97,226 shares are held in her own name and the remaining 4,106,997 shares are pledged as security for loans.

(12) This total includes 74,026 shares held by Mr. Wilks' wife, 10,058 shares held by his wife in trust for one of their children, 2,747 shares held jointly with his wife for a family foundation, 20,346 shares as trustee for the benefit of their children, 12,187 shares as trustee for the benefit of his wife, 266,804 shares held in estate created trust for which Mr. Wilks is trustee and under which Mr. Wilks' children are beneficiaries. Mr. Wilks disclaims beneficial ownership of shares held by the estate created trust.

(13) This total includes 182,952 shares owned by 3 executive officers who are not directors or NEOs. The total does not include shares held by the Bank's trust department in fiduciary capacity for third parties.

PRINCIPAL SHAREHOLDERS

The following table contains information about the beneficial ownership at December 31, 2022 by persons or groups that beneficially own 5% or more of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
Bank Leumi le-Israel B.M.[2] 24-32 Yehuda Halevi St. Tel Aviv, 65545 Israel	71,861,862	14.2%
BlackRock, Inc.[3] 55 East 52nd Street, New York, NY 10055	62,244,830	12.3%
The Vanguard Group[4] 100 Vanguard Blvd., Malvern, PA 19355	44,725,963	8.8%

(1) For purposes of calculating these percentages, there were 506,384,269 shares of our common stock outstanding as of February 1, 2023.

(2) Based on a Schedule 13D Information Statement filed on April 11, 2022 by Bank Leumi le-Israel B.M. The Schedule 13D discloses that Bank Leumi le-Israel B.M. has sole voting power and sole dispositive power as to 71,861,862 shares and shared voting power and shared dispositive power as to zero shares.

(3) Based on a Schedule 13G/A Information Statement filed on January 24, 2023 by BlackRock, Inc. The Schedule 13G/A discloses that BlackRock has sole voting power as to 61,309,056 shares and sole dispositive power as to 62,244,830 shares, and shared voting power and shared dispositive power as to zero shares.

(4) Based on a Schedule 13G/A Information Statement filed February 9, 2023 by The Vanguard Group. The Schedule 13G/A discloses that The Vanguard Group has sole voting power as to zero shares, shared voting power as to 382,374 shares, sole dispositive power as to 43,915,128 shares, and shared dispositive power as to 810,835 shares.



Item 2: Advisory Vote On Our Named Executive Officer Compensation

Valley's shareholders are entitled to vote at the Annual Meeting to approve the compensation of our NEOs, as disclosed in this proxy statement, commonly referred to as a "say-on-pay vote." We currently hold an annual say-on-pay vote.

The Company's goal for its executive compensation program is to reward executives who provide leadership for and contribute to our financial success. The Company seeks to accomplish this goal in a way that is aligned with the long-term interests of the Company's shareholders. The Company believes that its executive compensation program satisfies this goal.

The Compensation Discussion and Analysis section of this Proxy Statement describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2022 and early 2023.

The Company seeks shareholder approval of the compensation of the Company's NEOs as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and related narrative discussion).

As an advisory vote, this proposal is not binding upon the Board of Directors or the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for NEOs. In 2022, over 98% of the shares voted on our "say-on-pay" proposal voted in favor of the Company's executive compensation program.

The Valley Board unanimously recommends a vote **"FOR"** the non-binding approval of the compensation of the named executive officers as disclosed pursuant to the SEC's compensation disclosure rules (including the Compensation Discussion and Analysis, compensation tables and related narrative discussion).



Compensation Discussion and Analysis

This CD&A describes our executive compensation program for the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the three other most highly compensated executive officers who were serving as executive officers at fiscal year-end (collectively, our "NEOs"). The Compensation Committee oversees all aspects of NEO compensation. The 2023 NEOs are:

- Ira Robbins, Chief Executive Officer
- Michael D. Hagedorn, SEVP and Chief Financial Officer
- Thomas A. Iadanza, President
- Raja A. Dakkuri, SEVP and Chief Risk Officer
- Joseph V. Chillura, SEVP, President, Commercial Banking, Valley Bank

SUMMARY OF OUR COMPENSATION PROGRAM

We believe that Valley's executive compensation should be structured to balance the expectations of our shareholders, our other stakeholders and our executives. We have adopted a compensation philosophy that seeks to achieve this balance by taking into consideration the following factors:

- **Pay is substantially aligned with performance:** We assess our performance and strive to hold our NEOs, and, in particular, our CEO, Ira Robbins, accountable. In 2022, we successfully achieved many of the quantitative and qualitative goals that were set by the Board and Mr. Robbins despite the challenges faced by Valley and the banking industry in a rapidly changing interest rate environment and under volatile market and general economic conditions. In 2022, as in 2021, we set the framework for our non-equity incentive compensation to be 40% based upon Company financial goals, 10% based on customer experience goals and 25% based on the accomplishment of other Company strategic goals, with the remaining 25% based on key individual performance goals.

- **We benchmark our compensation package against our peer group:** We inform our compensation decisions by measuring our practices against bank holding companies that are similar in size and complexity to Valley. In particular, our performance based restricted stock unit awards vest in substantial part based on how the total return from our shares performed against the KBW Regional Bank Index (KBW Index), a leading bank stock index of 50 banks.

- **Balanced compensation structure:** We employ a mixture of short-term and long-term financial rewards to our executives. The illustration to the right summarizes the key components of our compensation program for our NEOs and the purpose of each component.

Salary
KEY FEATURES:
Certain cash payment based on position, responsibilities and experience.

PURPOSE:
Offers a stable source of income.

Non-Equity Incentive Awards
KEY FEATURES:
Cash payment based on performance, position, responsibilities and experience.

PURPOSE:
Intended to motivate and reward executives for short-term financial achievements.

Time Vested Equity Awards
KEY FEATURES:
Equity incentives earned based on performance and vested over time.

PURPOSE:
Intended to create alignment with shareholders and promote retention.

Performance Equity Awards
KEY FEATURES:
Equity incentives earned based upon performance and vested based on meeting pre-established Company performance objectives

PURPOSE:
Intended to focus on achievement of Company performance objectives, relative total shareholder return and growth in tangible book value (as defined below).



OUR COMPENSATION PROGRAM

In February 2020, we repositioned our executive compensation program to put a greater emphasis on Valley's financial and strategic performance as opposed to the individual performances of our executives and we have continued this strategy into 2023. The Compensation Committee believes that this strategy more effectively aligns our executive compensation with the creation of value for our shareholders.

The Compensation Committee set the framework for our non-equity incentive compensation for 2022 to be 40% based upon Company financial goals, 10% based upon customer experience goals, 25% based upon the accomplishment of other Company strategic goals, and the remaining 25% based on key individual performance goals. At the Compensation Committee's January and February 2023 meetings, the Compensation Committee engaged in a review of the Company's 2022 financial performance, the Company's strategic performance and each NEO's individual performance against specified goals set in February 2022. These objectives reflect Valley's commitment to driving shareholder value through unwavering service to our clients, our employees and our community. The Compensation Committee measured each NEO's performance against both Valley's performance and each NEO's individual objectives, while considering internal performance metrics and peer group comparisons.

2022 FINANCIAL PERFORMANCE

Under our program, the 40% weighting of our non-equity incentive compensation was based on Valley's financial performance in 2022 and reflects the Compensation Committee's belief that our executives should generally be rewarded in proportion to Valley's recent financial performance. The most important financial metric considered by the Compensation Committee was core net income available to common shareholders. For 2022, the Company achieved core net income available to common shareholders[1] of $637.4 million.

The Committee also considers multiple other measures of financial performance to inform its determinations regarding our non-equity incentive compensation program and other components of our executives' compensation. For 2022, the Committee considered the Company's achievement of net revenue of $1.9 billion and after tax earnings of $569 million in 2022. Book value per common share and tangible book value per common share* increased by 6 percent and 3 percent to $12.23 and $8.15, respectively, in 2022 compared to 2021. Other metrics that the Compensation Committee considered in making its incentive compensation decisions are reflected below.

In light of these positive financial metrics, and in particular core net income available to common shareholders, the Committee determined that the Company exceeded its financial goals for 2022, resulting in achievement of 122% of target.

Diluted EPS of $1.14 and $1.12 in 2022 and 2021 – **an increase of 2%**. Core diluted EPS* of $1.31 and $1.17 in 2022 and 2021 (non-GAAP) – an increase of

12%

Growth in total loans in 2022 to $46.9 billion, an increase of

37%

An increase of total deposits in 2022 to $47.6 billion, an increase of

34%

$1.9 billion of total revenue, up

36% from 2021

An increase in our net interest margin (FTE) from 3.17% in 2021 to

3.45% in 2022

* Please see Appendix A to the proxy statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures.
[1] Core net income is net income available to common shareholders adjusted for non-core charges that the Company believes are not indicative of its core operating performance. In 2022, core net income was primarily adjusted for merger-related items in connection with the Company's acquisition of Bank Leumi USA.

2022 Performance Against Strategic Goals

In addition to short-term financial performance, the Compensation Committee looked at Valley's attainment of specific strategic goals in setting executive compensation. The attainment of these strategic goals is designed to position Valley for long-term growth and generation of shareholder value. The Compensation Committee believes that the strategic targets developed and implemented by our CEO and other NEOs are crucial to the achievement of Valley's long-term financial objectives. Valley's compensation program is aligned with these long-term goals through our use of equity compensation, in particular our performance based equity awards.

In 2022, our primary objectives were:

- *Leverage market access*: drive above-peer loan and deposit growth, organically and through the successful integration of Bank Leumi USA (Bank Leumi), ensuring customer retention and growth

- *Be a trusted advisor*: increase revenue diversification, including the repositioning of the Bank Leumi private banking business, and expanding non-core lines of business

- *Maintain agility*: deliver positive operating leverage and efficiency gains through enhanced data and digital capabilities, and increased technology utilization

- *Build an enduring service-based culture*: implement strategies that foster engagement, retention and inclusion, and advance ESG efforts by developing strategies to influence climate change mitigation

The Compensation Committee believes that the attainment of each of these objectives will result in long-term success for our franchise and our stakeholders.

The Compensation Committee determined that the Company outperformed with respect to the first and fourth bullet points above and fully achieved the second and third bullet points.

Loans and deposits increased 37.4% and 33.7%, respectively, from December 31, 2021 to December 31, 2022. In each case, this growth significantly exceeded 2022 budget goals. With respect to the integration of Bank Leumi, the Company experienced growth in legacy Bank Leumi loans and the retention of customer relationships. In the area of advancement of technology infrastructure, the Company made progress towards its goal for core conversion.

The Company drove revenue diversification in several non-core lines of business, integrated the Bank Leumi private bank, expanded Metro Title and Settlement Agency activities to Florida and expanded certain other non-core lines of business.

The Company delivered positive operating leverage, exceeding its efficiency goal, enhanced data technology and processes across the organization, including the expansion of digital account opening channels.

The Company implemented workplace strategies to strengthen engagement and retention, including significant enhancements to benefit policies, the continued advancement of its DE&I and ARG experiences and deepening educational awareness and advanced ESG efforts, establishing a governance framework focused on proactivity versus compliance, and developing and implementing strategies to address lending opportunities to influence climate mitigation including the implementation of an EV/hybrid discount for auto loans and the issuance of $150 million in sustainable subordinated notes in September 2022 and the creation of the related Sustainable Financing Framework governing the use of the net proceeds from the offering to finance or re-finance, in part or in full, new and/or existing social and/or green assets.

One of our other strategic goals was to increase our customer satisfaction. Our performance relative to this goal was given a 10% weight relative to our overall compensation determinations. Customer satisfaction was measured by an index based on customer attitude, in terms of satisfaction, advocacy and effort, and customer behavior, in terms of household growth, number of products per household and digital engagement. Based on management's successful efforts to increase our customer experience index in 2022, the Committee ratified management's assignment of a 110% achievement level to this strategic goal.

Individual Goals

Lastly, the Compensation Committee evaluates each NEO's individual goals. For our CEO, these goals were set by the Board at the beginning of 2022. These included:

- Further develop the foundation for Valley's relevance with a focus on non-traditional bank networks and industries;

- Ensure execution of technology initiatives;

- Support and grow revenue diversification initiatives;

- Assess and develop strategic alternatives via both organic and acquisition alternatives;

- Further leadership succession with strengthening of a diverse talent pipeline, retaining top employees and acquiring key talent; and

- Cultural integration of Bank Leumi employees.

Mr. Robbins, our CEO, developed goals with each of the other NEOs that are complementary to the Company's financial performance and strategic goals. The performance by each NEO against these goals was analyzed by our CEO and presented to the Compensation Committee with the CEO's compensation recommendations.



COMPENSATION OBJECTIVES

Our compensation program is designed to support our primary strategic objectives to drive sustainable growth, diversify income, reduce our operating costs and create scalable efficiency. The program is intended to attract, motivate and retain our executives, who are critical to the long-term success of our franchise, our shareholders and our other stakeholders. As outlined above, the three core principles which we believe will lead to a successful compensation program include:

- Pay for Performance—the majority of the compensation of our NEOs is variable and "at risk" and tied to measurable financial and strategic goals that are designed to create long-term franchise value.

- Balanced compensation structure—we believe that the use of the appropriate mix of short-term, long-term and other compensation strongly aligns our executive pay with the interests of our shareholders and allows us to attract, motivate and retain our top executives.

- Benchmarking against our peer group—the Compensation Committee assesses the competitiveness of our NEO compensation against our peers. Our performance based restricted stock unit awards vest in part based on how the total return from our shares performed against the KBW Index.

The charts shown below illustrate the total compensation mix (using the 2022 year-end target compensation for Mr. Robbins and the 2022 average target compensation of the other NEOs):



CEO target total direct compensation mix

80% At risk
20% Base salary
56% Equity Incentive
24% Non-Equity Incentive

Other NEOs target total direct compensation mix

65% At risk
35% Base salary
39% Equity Incentive
26% Non-Equity Incentive

As these charts demonstrate, a substantial amount of our NEOs' total direct compensation is variable, at-risk and performance based. This is intended to both incentivize our executives and align pay with performance to the benefit of our shareholders. The largest component of total direct compensation for our NEOs is long-term incentives, as the Compensation Committee wants to encourage significant focus on long–term growth and shareholder value.



COMPENSATION PRINCIPLES AND POLICIES

What we do:

✓ *Hold Past Termination*: If an NEO terminates employment for any reason and such termination results in the acceleration of equity awards, 50% of the shares of common stock underlying those equity awards must be held for a period of 18 months following the date of termination.

✓ *Clawback*: For a period of 6 years after the date of the award, the Compensation Committee may (i) cancel unvested equity awards if there is a material restatement of our financial statements, or material misconduct by the executive which harms the Company financially, and (ii) recoup vested equity awards and previously paid cash awards in the event of intentional fraud or intentional misconduct by the executive.

✓ *Stock Ownership*: To better align the interests of our NEOs with those of our common shareholders, we require each NEO to own a minimum number of shares of our common stock. Officers may not sell any shares which they are awarded as compensation (other than shares withheld for taxes) until they meet our stock ownership requirements. In the event, however, that an executive needs to request an exception to sell shares due to a financial hardship, that request is directed to the Chief People Officer, who will assess the request, provide a recommendation and seek final approval from the Chair of the Compensation Committee. The table below shows the minimum holdings required of each NEO. Shares held by our NEOs' spouse and minor children are counted against the requirement, as well as unvested time vesting restricted stock units.

NEO Minimum Stock Ownership Requirements

Title	Minimum Dollar Value of Required Title Common Stock Ownership
CEO	5 times base salary
President, Senior EVP	3 times base salary

✓ *Restrictive Covenants*: Acceptance of our equity awards requires our executives to agree not to solicit Valley customers and employees for twelve months following termination of employment.

What we don't do:

✗ *No Excise Tax Gross ups*: We do not offer any excise tax gross ups for any executive change in control arrangements.

✗ *No Single Trigger Change in Control Payments or Equity Vesting*: Our change in control agreements and equity grant agreements provide that if there is a change in control, an executive officer is not entitled to severance or accelerated vesting unless he or she is terminated from employment following the change in control, or resigns for good reason.

✗ *No Hedging or Pledging*: We adopted a policy prohibiting executive officers from entering into hedging and pledging transactions involving Valley's common stock. The Board believes that such transactions, which have the effect of mitigating the risks and rewards of ownership, may result in the interests of management and shareholders of Valley being misaligned. Executive officers, with the approval of the Nominating Committee, may continue to pledge shares which were pledged when they became executive officers.

✗ *No Excessive Risk Taking*: We design our equity compensation plans in a manner that we believe does not encourage or foster excessive risk taking but instead aligns our NEOs' financial interests with those of our shareholders.

2022 SAY-ON-PAY VOTE

At the 2022 Annual Meeting of Shareholders, over 98% of the votes cast were in favor of the advisory vote to approve executive compensation. We believe that our recent "say-on-pay" results reflect our commitment to providing our executives with compensation that is in alignment with our shareholders' short- and long-term interests. The results also favorably reflected our continuing outreach program to our large institutional shareholders and the changes that we made to our compensation program as a result of those conversations.



OUR COMPENSATION PROCESS

Our Compensation Committee sets the compensation of our CEO and all our NEOs, as well as all executive officers. We met 5 times during 2022 and early 2023 to discuss NEO compensation for 2022 and target compensation in 2023. At Compensation Committee meetings, the Compensation Committee holds executive sessions at which our independent compensation consultant is present and provides advice.

The Compensation Committee has the authority to directly retain the services of independent compensation consultants and other experts to assist in fulfilling its responsibilities. The Compensation Committee engaged the services of FW Cook, a national executive compensation consulting firm, to review and provide recommendations concerning all the components of the Company's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and has no relationship with the Company or management except as it may relate to performing such services. FW Cook assists the Compensation Committee in defining Valley's peer companies for executive compensation and practices and in benchmarking our executive compensation program against the peer group. FW Cook also assists the Compensation Committee with all aspects of the design of our executive and director compensation programs. The Compensation Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that prevents FW Cook from independently representing the Compensation Committee.

Mr. Robbins, our CEO, and some of our other NEOs attended portions of the meetings. Mr. Robbins presented and discussed with the Compensation Committee his recommendations for compensation for the NEOs and the executive team without the other NEOs present. Mr. Robbins neither made a recommendation to the Compensation Committee about his own compensation nor was he present when his compensation was discussed or set by the Compensation Committee. The Compensation Committee sets executive compensation with only Compensation Committee members and consultants present, after presentations by the CEO.

The Compensation Committee uses a balanced approach in making compensation-related decisions. The important factors the Compensation Committee considered this year include:

- Management's progress in improving the Company's customer experience index;

- Management's focus on the Company's operating leverage and efficiency;

- Management's efforts to build an enduring culture;

- The Company's attainment of strong financial results including core net income;

- Our percentile rank in TSR relative to our peer companies and tangible book value growth;

- Maintaining the Company's strong commitment to credit quality; and

- Recruiting, developing and engaging talent to deliver on Valley's goals as well as plan for succession.

2022 COMPENSATION DESIGN

In determining our NEOs' 2022 compensation package, the Compensation Committee utilized a combination of base salary, equity awards and non-equity awards as detailed below. While the 2022 compensation of Mr. Robbins, Mr. Hagedorn, Mr. Iadanza and Mr. Chillura was approved in February 2022 consistent with prior year processes, the compensation of Mr. Dakkuri, as set forth in his offer letter, was approved by the Compensation Committee in September 2021 contingent upon the closing of Valley's acquisition of Bank Leumi—see below under "Offer Letter with Mr. Dakkuri" for additional information regarding the terms of the offer letter.

Elements of Compensation

- *Salary*. Salaries were determined by an evaluation of individual NEO responsibilities, compensation history, as well as a comparison to the salaries of our peers.

- *Non-Equity Incentive Awards*. We awarded non-equity cash compensation based in substantial part on the 2022 financial results of Valley.

- *Time Vested Equity Awards*. We awarded time-vested restricted stock unit awards which vest pro rata on an annual basis over a three-year period.

- *Performance Equity Awards*. We awarded performance-based equity awards. Consistent with prior years, awards granted in 2023 vest based on the Company's adjusted Growth in Tangible Book Value and relative TSR performance against the KBW Index measured over a three-year performance period.



For each NEO, other than Mr. Dakkuri, who joined Valley in April 2022, we set target equity and non-equity awards in February 2022 based on a percentage of the executive's base salary. The actual awards were determined based on each NEO's performance and the attainment of Company financial and strategic goals as well as individual goals. In February 2023, following the Compensation Committee's assessment of achievement against the pre-established performance goals, the non-equity incentive awards for 2022 were paid out and the equity incentive awards, in the form of time-vested and performance based restricted stock units, were granted to each of our NEOs.

NON-EQUITY INCENTIVE AWARDS

For 2022, the Compensation Committee set the following target non-equity incentive awards calculated as a percentage of such executive's base salary as follows:

Title	Percentage
CEO	125% of base salary
President	90% of base salary
Other NEOs	70% of base salary

EQUITY AWARDS

The following table summarizes the overall design and mix of our annual long-term equity incentives granted in 2023:

Form of Award	Percentage of Total Target Equity Award Value	Purpose	Performance Measured	Earned and Vesting Periods
Time Vested Award	25%	Encourages retention. Fosters shareholder mentality among the executive team.	N/A	Vests in annual one-third increments on each February 1 following the grant date.
Growth in Tangible Book Value Performance Award	45%	Encourages retention and ties executive compensation to our operational performance.	Growth in Tangible Book Value (as defined)	Earned and vests after three-year performance period based on Growth in Tangible Book Value.
TSR Performance Award	30%	Encourages retention and ties executive compensation to our long-term market performance.	Relative TSR	Earned and vests after three-year performance period based on TSR against the KBW Index.

The percentage mixes described in the chart above are based on the dollar value of the awards granted. As in prior years, in 2023, all equity awards were in the form of restricted stock units ("RSUs"). The dollar value is translated into a number of units using the closing price of our common stock the day before the effective date of the grant.

Time Vested Awards. 25% of the aggregate dollar value of the target annual equity awards granted in 2023 was in the form of time-based RSUs. Once granted, the awards vest based solely on continued service with the Company, with one-third vesting on each February 1st thereafter.

Growth in Tangible Book Value Awards. Growth in Tangible Book Value, when used in this CD&A, means year-over-year growth in tangible book value, plus dividends on common stock declared during the year, excluding other comprehensive income ("OCI") recorded during the year. The Compensation Committee chose Growth in Tangible Book Value over a three-year period because it believes that this metric is a good indicator of the performance and shareholder value creation of a commercial bank. The adjustment for dividends allows the Compensation Committee to compare our performance to our peers that pay different amounts of dividends. The exclusion of OCI avoids changes in tangible book value not viewed as related to financial performance. Consistent with the terms of the award agreements for the RSUs and the 2021 Incentive Compensation Plan, the Compensation Committee has the authority to adjust the calculation of the Growth in Tangible Book Value for certain items that are one-time in nature. The Compensation Committee uses this authority to avoid either penalizing or rewarding executives for certain decisions which may adversely or positively affect the Company's short-term results.

The Growth in Tangible Book Value Awards are earned based on average annual Growth in Tangible Book Value during the years 2023 through 2025. Earned Growth in Tangible Book Value Awards vest after the end of the 3-year performance period following



Compensation Committee certification of performance results. The number of shares that can be earned may range from 0% to 200% of the target, depending on performance (with linear interpolation between performance levels) as follows:

Average Annual Growth in Tangible Book Value 2023-2025	Percentage of Target Shares Earned
Below 12.50%	None
12.50% (Threshold)	50%
15.50% (Target)	100%
19.00% or higher (Maximum)	200%

In the first quarter of each year, the Compensation Committee reviews the Company's financial forecast with respect to anticipated growth and the rate environment and approves the performance goals for the Growth in Tangible Book Value Awards accordingly. In January and February 2021, the Compensation Committee determined to reduce the Threshold goal slightly from 10.75% to 10.50% for the 2021 grant. It also increased the maximum percentage of target shares earned from 175% to 200%. In February 2022, the Compensation Committee raised the Target and Maximum goals to 13.00% and 15.75% from 12.50% and 15.125%, respectively, for the 2022 grant. In February 2023, the Compensation Committee raised the Threshold, Target and Maximum goals to 12.50%, 15.50% and 19.00% from 10.50%, 13.00% and 15.75%, respectively, for the 2023 grant. The Compensation Committee believes that these changes reflect both the current practice of the Company's peers as well as the Company's financial goals and the economic conditions that we anticipate during the next three years.

Growth in Tangible Book Value Awards are settled in common stock with any dividend equivalents accrued during the performance period paid in cash.

Growth in Tangible Book Value Payout For 2020-2022 Cycle. The table below shows how the performance based equity awards based on Growth in Tangible Book Value granted in 2020 vested based upon the Company's performance during 2020-2022. For these awards, the Threshold was 10.75%, the Target was 12.50% and the Maximum was 15.125%. The 2020 awards vested in February 2023 at maximum performance (175% payout) due to achievement of three-year Growth in Tangible Book Value of 15.67%.

GROWTH IN TANGIBLE BOOK VALUE

Grant Date	GITBV Performance in 2020	GITBV Performance in 2021	GITBV Performance in 2022	Cumulative Performance Measured to Year End 2022
February 11, 2020	13.32%	16.23%	17.47%	15.67%

Relative TSR Performance Awards. 30% of the aggregate dollar value of the target annual equity awards granted in 2023 was in the form of RSUs to be earned based on the Company's relative TSR for the three year performance period from January 2023 through December 2025 against the KBW Index (a TSR Performance Award). The KBW Index is used as a broad indicator of Valley's relative market performance. Earned TSR Performance Awards vest at the end of the three-year performance period and will be settled following the Compensation Committee's approval of the level of performance achievement. The number of shares that may be earned ranges from 0% to 200% of the target, depending on performance (with linear interpolation between performance levels) as follows:

TSR	Percentage of Target Shares Earned
Below 25th percentile of peer group	None
25th percentile of peer group (Threshold)	50%
50th percentile of peer group (Target)	100%
87.5th percentile of peer group (Maximum)	200%

At its January and February 2020 meetings, the Compensation Committee made the determination to increase the Maximum performance level from the 75th percentile to the 87.5th percentile to further motivate outperformance and the creation of shareholder value, with a corresponding increase to the Maximum payout from 150% to 175% of the target number of shares. The Maximum payout was further increased to 200% at the January and February 2021 meetings in recognition of the increase in TSR performance that the Company would have to achieve to qualify for the Maximum performance level, and remained at that level for 2022 and for 2023.

If the Company has a negative TSR on an absolute basis at the end of the three-year performance period, then the maximum number of shares that could be earned, regardless of the Company's TSR relative to its peer group, would be 100% of target. TSR Performance Awards are settled in common stock with any dividend equivalents accrued during the performance period paid in cash.



TSR Payout for 2020-2022 Cycle. The Company's cumulative TSR was 16.30% for the three-year period ended December 31, 2022. The percentile rank against Valley's peer group was 53.06% for that time period. Accordingly, our performance achievement resulted in payout at 106.12% of target for the 2020 TSR Performance Awards.

NEO PERFORMANCE

Ira Robbins

The Compensation Committee assigned significant weight to the Company's financial performance in assessing Mr. Robbins' compensation awards. In particular, the Company met and exceeded its earning goals and dramatically improved its net interest margin. The Compensation Committee also noted excellent financial results achieved by the Company discussed briefly above on page 41 under "2022 Financial Performance."

Mr. Robbins was viewed as having exceeded his individual goals and materially contributed to the Company's substantial achievement of its strategic goals. In particular, the Compensation Committee considered Mr. Robbins' leadership and his efforts to fundamentally transform the Company into a more competitive institution.

The Compensation Committee credited Mr. Robbins for the successful development of the Company strategic plan and his diligence in ensuring that the plan is successfully deployed. The Compensation Committee noted the following key results in 2022 toward meeting the Company's strategic goals:

- Led the Company through the completion of the acquisition of Bank Leumi and ongoing integration efforts;

- Continued to invest in sources of non-interest income;

- Improved the Company's customer experience index;

- Elevated the Company's human capital strategy including developing its leadership and diversity programs;

- Reduced operating expenses through facilities management, technology enhancements and talent management;

- Increased the Company's residential mortgage cross-selling program;

- Maintained the stability of the Company's core relationship-based funding and developed alternative funding sources;

- Continued to invest in the Company's technology infrastructure and set the stage for additional investment; and

- Led the Company through its first sustainable bond offering and the closing of its first ESG-linked loan through its new partnership with CPC and continued focus on ESG issues.

The Committee believes that the Company substantially improved its financial performance in 2022 under Mr. Robbins' leadership. The Company continued to grow earnings, increase tangible book value and maintain high credit quality while maintaining a competitive efficiency ratio and implementing many new strategic initiatives.

Michael D. Hagedorn

Mr. Hagedorn joined the Company as CFO in July 2019. Since joining the Company, Mr. Hagedorn improved the quality of the Company's financial reporting and improved investor outreach and board insight regarding its institutional investors. Mr. Hagedorn was primarily responsible for the Company's revenue diversification strategies and established our loan and deposit pricing guidelines. Mr. Hagedorn helped create positive operating leverage and efficiency through successfully implementing certain financial reporting systems and the reassessment of internal processes to determine efficiency throughout the Company's financial reporting department. Mr. Hagedorn successfully onboarded the Bank Leumi finance and private banking functions, has continued to enhance Valley's culture through executive sponsorship in the Company's ARG program, and also took on certain operational responsibilities following the February 2022 departure of the Company's former chief operating officer, providing executive leadership over certain operational functions.

Thomas A. Iadanza

The Compensation Committee believes that Mr. Iadanza played a key role in the achievement of the Company's financial and strategic goals. His team exceeded or met most of its financial goals including loan and deposit growth goals. Mr. Iadanza expanded our national niche lines of business, adding new verticals. Mr. Iadanza furthered the Company's retail branch transformation and reduced our retail customer acquisition costs. Mr. Iadanza led the Company's efforts to cross-sell its products and services and increase its business banking customer base. Mr. Iadanza continued his efforts with respect to the development of key employees, developing a customer-centric culture throughout the organization. Mr. Iadanza also took on certain operational responsibilities following the February 2022



departure of the Company's former chief operating officer, creating a leadership structure to support the core transformation and providing leadership and accountability over the business-driven core transformation.

Raja A. Dakkuri

The Compensation Committee believes that Mr. Dakkuri has played and continues to play a key role in the integration of the Bank Leumi business. Mr. Dakkuri implemented process and reporting improvements and developed structural improvements within the Risk Department. He enhanced the focus of core risk management functions to align with the Bank's strategic initiatives, and improved the management and talent capabilities of the department through recruiting, coaching and other actions.

Joseph V. Chillura

Mr. Chillura is primarily responsible for implementing the Company's commercial banking strategy. Mr. Chillura has been instrumental in increasing both our loans and deposits through his efforts to cross-sell the Company's products and services and developing a brand strategy both internally and externally. Mr. Chillura has grown our bank-wide specialty lending niches and developed and implemented a plan to grow loans in opportunistic markets. Mr. Chillura also helped facilitate the development of customer service metrics within the organization.

KEY COMPENSATION DECISIONS AND ACTIONS

Summary

The Compensation Committee increased Mr. Robbins' total direct compensation by $452,500 ($5,362,500 in 2022 vs. $4,910,000 in 2021), or approximately 9%, from last year. Mr. Robbins also earned $212,500, or approximately 4%, more than his target total direct compensation of $5,150,000. More specifically, the Compensation Committee made the following compensation determinations with respect to Mr. Robbins:

- Increased his non-equity incentive award to $1,462,500 (or 117% of target) for 2022, from $1,380,000 in 2021; and

- Increased his total equity award to $2,900,000 (or 100% of target) for 2022, from $2,530,000 for 2021.

The Compensation Committee believes that the compensation determination that it made reflects the Company's financial performance in 2022. The increase in Mr. Robbins' compensation was due to (i) the Company's overall financial performance, (ii) the continuation of the Company's positive strategic transformation in 2022 (iii) the Company's continued development of its comprehensive ESG program, (iv) the Company's continued focus on customer satisfaction; and (v) Mr. Robbins' leadership in guiding the Company through volatile economic conditions.

Mr. Hagedorn earned $1,816,000 in 2022 total direct compensation, consisting of $590,000 in base salary, a $501,000 non-equity incentive award, and a total equity award of $725,000. The total direct compensation paid for 2022 represents a 4.0% increase from 2021 and an 5.1% increase over 2022 target total direct compensation. In particular, Mr. Hagedorn's non-equity incentive award was 121% of target and his equity award was 100% of target.

Mr. Iadanza earned $2,345,000 in 2022 total direct compensation, consisting of $700,000 in base salary, a $845,000 non-equity incentive award, and a total equity award of $800,000. The total direct compensation paid for 2022 represents a 22.8% increase from 2021 and a 10.1% increase over 2022 target total direct compensation. In particular, Mr. Iadanza's non-equity award was 134% of target and his equity award was 100% of target.

Mr. Dakkuri's annualized total direct compensation was $1,508,000 in 2022, consisting of $500,000 in base salary, a $408,000 non-equity incentive award, and a total equity award of $600,000. Annualized total direct compensation paid for 2022 represents an 11.8% increase from his 2021 compensation while at Bank Leumi and a 4% increase over 2022 target total direct compensation. In particular, Mr. Dakkuri's non-equity award was 117% of target and his equity award was 100% of target. The compensation arrangements of Mr. Dakkuri, who joined Valley as SEVP and Chief Risk Officer in connection with the Company's April 2022 acquisition of Bank Leumi, are set forth in his offer letter approved by the Compensation Committee in September 2021 contingent upon the closing of Valley's acquisition of Bank Leumi.

Mr. Chillura earned $1,427,000 in 2022 total direct compensation, consisting of $510,000 in base salary, a $417,000 non-equity incentive award, and a total equity award of $500,000. The total direct compensation paid for 2022 represents a 3.1% increase from 2021 and a 4.4% increase over 2022 target total direct compensation. In particular, Mr. Chillura's non-equity award was 117 % of target and his equity award was 100% of target.



Base Salaries

Consistent with prior years and reflecting the Compensation Committee's philosophy of pay for performance, the Committee did not increase base salaries for any of the NEOs, with the exception of Mr. Iadanza whose base salary was increased to $700,000 for 2022 from $600,000 in 2021 in connection with his December 2021 promotion to the position of President, Valley Bank and the related expansion of his responsibilities to include operations, marketing and transformation/technology. Mr. Dakkuri, formerly the chief financial and operating officer of Bank Leumi, was appointed as SEVP and Chief Risk Officer of Valley in connection with the Bank Leumi acquisition, and his base salary of $500,000, as approved by the Compensation Committee, represented a 7.5% increase from his base salary of $465,000 at Bank Leumi.

Non-Equity Incentive Awards

The non-equity incentive award for Mr. Robbins was $1,462,500. This compares to his $1,380,000 award for 2021 and his $1,250,000 target for 2022. The Compensation Committee recognized Mr. Robbins' extraordinary contribution to the Company's success in 2022 by awarding him 117% of his 2022 non-equity award target.

Mr. Iadanza's non-equity incentive award was $845,000, or 134% of his 2022 target. Mr. Hagedorn's non-equity incentive award was $501,000, or 121% of his 2022 target. As noted above, Mr. Iadanza and Mr. Hagedorn took on significant additional responsibilities following the departure of the Company's chief operating officer in February 2022. In recognition of these efforts, approximately 13% and 11% of the 2022 non-equity incentive awards paid to Mr. Iadanza and Mr. Hagedorn, respectively, was incremental to the amount earned for performance against the pre-established financial, strategic and individual metrics under the 2022 program.

Mr. Dakkuri and Mr. Chillura were each awarded non-equity incentive awards at 117% of target.

The following table shows the non-equity incentive awards for each NEO as well as the amount of the actual awards relative to target awards.

Non-Equity Incentive Awards

NEO	2022 Base Salary	2022 Target Non-Equity Award Amount	2022 Non-Equity Incentive Award Amount	2022 Target Non-Equity Award as % of Base Salary	2022 Non-Equity Incentive Award as % of Target
Ira Robbins	$1,000,000	$1,250,000	$1,462,500	125%	117%
Michael D. Hagedorn	590,000	413,000	501,000	70	121
Thomas A. Iadanza	700,000	630,000	845,000	90	134
Raja A. Dakkuri	500,000	350,000	408,000	70	117
Joseph V. Chillura	510,000	357,000	417,000	70	117

Equity Incentive Awards

The table below shows the total equity awards for each NEO relative to target as well as the amount of the actual awards relative to target awards.

NEO	2022 Target Equity Incentive Award	Actual Equity Incentive Award for 2022	2022 Equity Incentive as a % of Target
Ira Robbins	$2,900,000	$2,900,000	100%
Michael D. Hagedorn	725,000	725,000	100
Thomas A. Iadanza	800,000	800,000	100
Raja A. Dakkuri	600,000	600,000	100
Joseph V. Chillura	500,000	500,000	100

The following table shows the time based equity awards for 2022, granted in 2023, in both share amounts and dollar value.

NEO	Time Based Equity Awards (No. of Shares)	Value at Grant Date
Ira Robbins	60,823	$725,000
Michael D. Hagedorn	15,206	181,250
Thomas A. Iadanza	16,779	200,000
Raja A. Dakkuri	12,584	150,000
Joseph V. Chillura	10,487	125,000



The following table shows the performance-based equity awards issued to our NEOs and the grant date fair value of each award. Of these awards, 60% are subject to vesting based on the attainment of Growth in Tangible Book Value and the remaining 40% are based on relative TSR.

| Named Executive Officer | Performance Based Equity Awards at Target | | | Performance Based Equity Awards at Maximum | | |
	Based on TSR	Based on Growth in TBV	Total	Based on TSR	Based on Growth in TBV	Total
Ira Robbins	$870,000	$1,305,000	$2,175,000	$1,740,000	$2,610,000	$4,350,000
Michael D. Hagedorn	217,500	326,250	543,750	435,000	652,500	1,087,500
Thomas A. Iadanza	240,000	360,000	600,000	480,000	720,000	1,200,000
Raja A. Dakkuri	180,000	270,000	450,000	360,000	540,000	900,000
Joseph V. Chillura	150,000	225,000	375,000	300,000	450,000	750,000

OTHER COMPENSATION

As of January 1, 2017, we established a deferred compensation plan for our NEOs and other selected executives. The deferral plan is intended to provide a retirement savings program for earnings above the limits of the qualified 401(k) Plan. The deferral plan has a similar employer match to the 401(k) Plan. Under the deferral plan, if for the calendar year the executive contributes the maximum to the 401(k) Plan, he or she may elect to defer up to 5% of his or her salary and bonus above the 401(k) limits and the Company will match the executive's deferral amount up to the 5% limit. The deferral plan is described in more detail in "2022 Nonqualified Deferred Compensation—Deferred Compensation Plan."

We also provide perquisites to senior officers. We offer them either a taxable monthly automobile allowance or the use of a company-owned automobile. The automobile facilitates NEO travel between our offices, to business meetings with customers and vendors and to investor presentations. NEOs may use the automobile for personal transportation. Personal use of the automobile results in taxable income to the NEO, and we include this in the amounts of income we report to the NEO and the Internal Revenue Service. Commencing in 2017, the Compensation Committee determined that new executives will receive a taxable car stipend, not use of a company owned car, and this may be applied to existing executives as their cars come up for replacement.

We also support and encourage our customer-facing executives to hold a membership in a local country club for which we pay admission costs, dues and other business-related expenses. We find that the club membership is an effective means of obtaining business as it allows executives to interact with present and prospective customers in a relaxed, informal environment. We require that any personal use of the country club facilities be paid by the NEO. The club membership dues are included as perquisites in our Summary Compensation Table in accordance with SEC guidance.

We also provide severance agreements to certain of our NEOs and generally provide change in control agreements to our NEOs. The severance agreements provide benefits to our NEOs in the form of lump sum cash payments if they are terminated by Valley without cause. The terms of these agreements are described more fully in this Proxy Statement under "Other Potential Post-Employment Payments." The change in control agreements provide for "double trigger" cash payments in the event of a change of control of Valley. These benefits provide the NEOs with income protection in the event employment is terminated without cause following a change in control, support our executive retention goals and encourage their independence and objectivity in considering potential change in control transactions.

Effective for 2019 and thereafter, the Compensation Committee, based upon a recommendation from FW Cook, adopted a new program for our executive officers, including our NEOs, regarding change in control benefits. Under this new program, change in control benefits are as follows:

- For the CEO, three times the sum of salary plus highest cash bonus in the last three years, and

- For the other NEOs, two times (reduced from three times) the sum of the salary plus highest cash bonus in the last three years.

In 2019, each of Mr. Robbins and Mr. Iadanza entered into a new agreement to reduce his change in control benefits under the new program. The new agreements went into effect on January 1, 2023. Mr. Hagedorn entered into an agreement upon his appointment to Senior Executive Vice President and CFO in 2019. Mr. Chillura entered into a change in control agreement with benefits under the new plan on February 16, 2021. Mr. Dakkuri is not currently a party to a change in control agreement but, pursuant to the terms of his offer letter, will be eligible to participate in the change in control program at the SEVP level on the first anniversary of his April 1, 2022 employment start date.



Also, in connection with the new program, commencing in 2019 all equity awards provide for accelerated vesting only upon a "double trigger"; i.e., a change in control followed by a qualifying termination of employment.

A more detailed explanation of these and other matters are set forth in this Proxy Statement under "Other Potential Post-Employment Payments" on page 59.

OFFER LETTER WITH MR. DAKKURI

In September 2021, we provided an offer letter to Mr. Dakkuri setting forth the terms of his employment with Valley as SEVP and Chief Risk Officer. The offer letter was contingent upon the consummation of the Company's then-pending acquisition of Bank Leumi.

Under the offer letter, Mr. Dakkuri is entitled to starting base compensation at an annual rate of $500,000. The offer letter provides that Mr. Dakkuri is eligible to participate in the Company's annual cash incentive plan, with a target award opportunity of 60% of base salary, and long-term incentive plan, with a total target value of $600,000 for his annual long-term incentive awards. Mr. Dakkuri was awarded his 2022 long-term incentive awards in the form of time based RSUs (25%) and performance based RSUs (75%) on the April 1, 2022 effective date of his employment with Valley, with terms consistent with the annual long-term incentive awards granted to each of the other NEOs in February 2022.

Under the offer letter, Mr. Dakkuri is eligible for an automobile allowance at the SEVP level, participation in the nonqualified deferred compensation plan with employer match, and on the first anniversary of the April 1, 2022 effective date of his employment, eligibility to participate in the executive change in control plan at the SEVP level.

The offer letter also provided that Valley would make a lump sum payment, then estimated at $2,260,000 (subject to a final closing calculation), to Mr. Dakkuri immediately prior to the effective date of the acquisition, representing the amount he would have been entitled to as severance pay and as the value of the COBRA benefits in consideration of his release and waiver of his rights under the Bank Leumi Executive Change in Control Severance Plan and related participation agreement.

OUR PEER GROUP

In setting compensation for our executives, we compared total compensation, each compensation element, and Valley's financial performance to a peer group. For purposes of determining 2022 compensation, our peer group consisted of 20 bank holding companies, each with assets within a reasonable range above and below Valley's asset size. The Compensation Committee believes that this peer group was an appropriate group for comparison because they were, at the time of selection, on average, similar in size and complexity to Valley.

Appendix B lists all financial institutions in this peer group which was reviewed and approved by the Compensation Committee in June 2021. As part of its review, the Compensation Committee approved the removal of Fulton Financial, Investors Bancorp, Old National Bancorp and United Bankshares and the addition of South State Corp. and Western Alliance Bancorporation. These banks were removed and added due primarily to asset size, improving Valley's positioning towards the median on key financial metrics, and the two new companies were frequently in the peer groups of Valley's peer companies. The peer group adopted for 2022 consists of companies with revenues between $867 million and $1.9 billion, assets between $29.9 billion and $85.4 billion and market capitalization between $3.5 billion and $14.2 billion based on information provided by FW Cook at the time the peer group was reviewed by the Compensation Committee. Relative to this 20-company peer group, Valley was positioned near the median with respect to revenue, total assets and market capitalization.

The Compensation Committee compares the salaries, equity compensation and non-equity incentive compensation we pay to our NEOs with the same compensation elements paid to executives of the peer group companies available from public data. The Compensation Committee refers to this peer group information when setting our CEO compensation and that of our other NEOs and generally targets CEO and NEO total compensation at levels that are at the median of our peer group.

INCOME TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code currently disallows a tax deduction to a public corporation for compensation over $1,000,000 paid in any fiscal year to a company's current chief executive officer, chief financial officer and other named executive officers, as well as certain executives who were formerly in these roles.

The Compensation Committee has and expects in the future to authorize compensation in excess of $1,000,000 to named executive officers that will not be deductible under Section 162(m).



Compensation Committee Report and Certification

The Compensation and Human Capital Management Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on that review and those discussions, it has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Suresh L. Sani, Committee Chairman
Andrew B. Abramson
Eric P. Edelstein
Marc J. Lenner
Jennifer W. Steans

Summary Compensation Table

The following table summarizes all compensation in 2022, 2021 and 2020 earned by our Chief Executive Officer, Chief Financial Officer, and the three most highly paid executive officers (NEOs) for services performed in all capacities for Valley and its subsidiaries.

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3]	All Other Compensation[4]	Total
Ira Robbins	2022	$1,000,000	$3,060,578	1,462,500	$ 0	$ 487,257	$6,010,335
CEO	2021	1,000,000	2,633,731	1,380,000	—	336,099	5,349,830
	2020	1,000,000	2,285,938	1,150,000	165,153	277,957	4,879,048
Michael D. Hagedorn	2022	590,000	765,148	501,000	—	89,446	1,945,594
Senior EVP and CFO	2021	590,000	830,207	359,384	—	75,525	1,855,116
	2020	590,000	828,657	340,000	—	55,167	1,813,824
Thomas A. Iadanza	2022	700,000	844,300	845,000	—	253,583	2,642,883
President and Chief Banking Officer	2021	600,000	916,089	430,200	—	174,266	2,120,555
	2020	600,000	914,375	400,000	—	132,079	2,046,454
Raja A. Dakkuri	2022	500,000	633,226	408,000	—	2,709,118	4,250,344
Senior EVP and Chief Risk Officer	2021	—	—	—	—	—	—
	2020	—	—	—	—	—	—
Joseph V. Chillura	2022	510,000	527,688	417,000	—	145,186	1,589,874
Senior EVP, Commercial Banking	2021	510,000	572,557	324,679	—	69,454	1,476,690
	2020	510,000	571,488	280,500	—	78,852	1,440,840

(1) Stock awards reported in 2022 reflect the grant date fair value of the restricted stock unit and performance based restricted stock unit awards under Accounting Standards Codification (ASC) Topic No. 718, Compensation–Stock Compensation ("ASC Topic 718") granted by the Compensation Committee based on 2022 results. The grant date fair value of time based restricted stock unit awards reported in this column for each of our NEOs was as follows: Mr. Robbins, $725,000; Mr. Hagedorn, $181,250; Mr. Iadanza, $200,000; Mr. Dakkuri, $150,000 and Mr. Chillura, $125,000. Restrictions on time based restricted stock unit awards lapse at the rate of 33% per year. The grant date fair value of performance based restricted stock units reported in this column for each of our NEOs is the target value. Restrictions on performance based awards lapse based on achievement of the performance goals set forth in the performance restricted stock unit award agreement. Any shares earned based on achievement of the specific performance goals vest following the three-year performance period and the Compensation Committee's approval of the level of performance achievement. The value on grant date of the performance based restricted stock unit awards based upon performance goal achievement at target and maximum would be as follows:

Name	Target Value at Grant Date	Maximum Value at Grant Date
Ira Robbins	$2,335,578	$4,671,156
Michael D. Hagedorn	583,898	1,167,796
Thomas A. Iadanza	644,300	1,288,600
Raja A. Dakkuri	483,226	966,452
Joseph V. Chillura	402,688	805,376

(2) For 2022, represents the non-equity incentive award paid in cash in 2023 based on 2022 performance.

(3) Represents the change in the present value of pension benefits from year to year, taking into account the age of each NEO, a present value factor, and interest discount factor based on their remaining time until retirement. The annual change in present value of Mr. Robbins' accumulated benefits as of



December 31, 2022 was a net decrease of $313,675 from the present value reported as of December 31, 2021, respectively; therefore the amount reported for 2022 is zero. The decrease in the present value of the accumulated benefits as of December 31, 2022 is attributable to the increase in the discount rate from 2.85% to 5.40%. The annual change in present value of Mr. Robbins' accumulated benefits as of December 31, 2021 was a net decrease of $41,655 from the present value reported as of December 31, 2020; therefore, the amount reported for 2021 is zero. The decrease in the present value of the accumulated benefits as of December 31, 2021 is attributable to the increase in the discount rate from 2.52% to 2.85%.

(4) All other compensation includes perquisites and other personal benefits paid in 2022 including automobile, actual dividends paid on vested restricted stock and restricted stock units, 401(k) contribution payments, deferred compensation contribution payments by Valley (including interest earned) and group term life insurance and club dues (see table below).

Name	Auto[1]	Actual Dividends Paid In 2022[2]	401(k)[3]	DCP[4]	GTL[5]	Club Dues	Other	Total
Ira Robbins	$12,794	$268,793	$15,250	$139,708	$1,710	$44,493	$ 4,509	$ 487,257
Michael D. Hagedorn	14,400	19,231	11,423	40,063	2,786	—	1,543	89,446
Thomas A. Iadanza	17,934	142,711	15,250	56,515	7,524	9,484	4,165	253,583
Raja A. Dakkuri	10,800	—	—	—	318	—	2,698,000	2,709,118
Joseph V. Chillura	14,400	62,936	15,250	35,077	2,374	15,149	—	145,186

(1) Auto represents the cost to the Company of the portion of personal use of a company-owned vehicle by the NEO, or the amount of the executive's car stipend, and parking (if applicable), during 2022.

(2) Dividends paid on time and performance based restricted stock units vesting in 2022.

(3) After one year of employment, the Company provides to all full time employees in the plan, including our NEOs, up to 100% of the first 4% of pay contributed and 50% of the next 2% of pay contributed. An employee must save at least 6% to get the full match (5%) under the 401 (k) Plan.

(4) Effective January 1, 2017, Valley established the Valley National Bancorp Deferred Compensation Plan for the benefit of certain eligible employees, see "Deferred Compensation Plan" under "2022 Nonqualified Deferred Compensation" below. If the NEO utilizes the 401(k) to the maximum, for amounts over the maximum compensation amount allowed under the 401(k), the NEO may elect to defer 5% of the excess and the Company will match that deferral compensation.

(5) GTL or Group Term Life Insurance represents the taxable amount for over $50,000 of life insurance for benefits equal to two times salary. This benefit is provided to all full time employees.



Grants of Plan–Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non–Equity Incentive Plan Awards[1]		Estimated Possible Payouts Under Equity Incentive Plan Awards (#)[1]			All Other Stock Awards: Number of Shares of Stock (#)[1]	Grant Date Fair Value of Stock Awards[2]
		Target	Maximum	Threshold	Target	Maximum		
Ira Robbins	2/22/2023 2/22/2023	$1,250,000	$2,500,000	91,234	182,467	364,934	60,823	$2,335,578 725,000
Michael D. Hagedorn	2/22/2023 2/22/2023	413,000	826,000	22,809	45,617	91,234	15,206	583,898 181,250
Thomas A. Iadanza	2/22/2023 2/22/2023	630,000	1,260,000	25,168	50,336	100,672	16,779	644,300 200,000
Raja A. Dakkuri	2/22/2023 2/22/2023	350,000	700,000	18,876	37,752	75,504	12,584	483,226 150,000
Jospeh V. Chillura	2/22/2023 2/22/2023	357,000	714,000	15,730	31,460	62,920	10,487	402,688 125,000

(1) The Compensation Committee set target awards under our non-equity incentive plan for 2022 as follows: Mr. Robbins as CEO,125% of salary; Messrs. Hagedorn, Dakkuri, and Chillura,70% of salary; and Mr. Iadanza,90% of salary. Awards were paid based upon achievement of a scorecard of goals. See "Compensation Discussion and Analysis." The Compensation Committee awarded each NEO the cash amount reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2022. The Compensation Committee also granted each NEO an award of time based restricted stock units under the 2021 Stock Plan (reported above under "All Other Stock Awards: Number of Shares of Stock"). The Compensation Committee also made grants to the NEOs under the 2021 Stock Plan in the form of performance based restricted stock units (reported above under "Estimated Possible Payouts Under Equity Incentive Plan Awards"). The threshold amounts reported above for the performance based restricted stock unit awards represent the number of shares that would be earned based on achievement of threshold amounts under both the growth in tangible book value and relative TSR performance metrics measured over the cumulative three-year performance period. See our Compensation Discussion and Analysis for information regarding these time-based restricted stock units and performance based restricted stock unit awards.

(2) See grant date fair value details under footnote (1) of the Summary Compensation Table above.

Restrictions on performance based awards lapse based on achievement of the performance goals set forth in the performance–based restricted stock unit award agreement. Any shares earned based on achievement of the specific performance goals vest following the completion of the three-year performance period and the Compensation Committee's approval of the level of performance achievement. Restrictions on time based restricted stock unit awards lapse at the rate of 33% per year.

Dividends are credited on restricted stock and restricted stock units at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time based and performance based restrictions as the underlying restricted stock and units. Upon a "change in control," as defined in the 2021 Incentive Plan, following termination of employment all restrictions on shares of time based restricted stock will lapse and restrictions on shares of performance based restricted stock units will lapse at target, unless otherwise provided in the grant agreement.

The per share grant date fair values under ASC Topic 718 of each share of time based restricted stock unit and performance based restricted stock units (with no market condition vesting requirement) was $11.92 per share awarded on February 22, 2023. Performance based restricted stock units with market condition vesting requirements (i.e., TSR) awarded on February 22, 2023 had a $14.12 per share grant date fair value.



Outstanding Equity Awards at Fiscal Year-End

The following table represents restricted stock and restricted stock unit awards outstanding for each NEO as of December 31, 2022 (including February 22, 2023 awards which were based on 2022 performance).

Name	Grant Date	Options Awards Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards[1] Number of Shares or United of Stock that Have Not Vested	Market Value of Shares or Unites of Stock That have not Vested	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested[2]
Ira Robbins	2/22/2023					60,823	$687,908	364,934	$4,127,404
	2/15/2022					45,018	509,154	270,108	3,054,921
	2/16/2021					31,206	352,940	280,852	3,176,436
	2/11/2020					12,708	143,727	200,151	2,263,708
Total awards						149,755	$1,693,729	1,116,045	$12,622,469
Michael D. Hagedorn	2/22/2023					15,206	$171,980	91,234	$1,031,857
	2/15/2022					14,191	160,500	85,144	962,979
	2/16/2021					11,312	127,939	101,808	1,151,448
	2/11/2020					5,584	63,155	87,945	994,658
Total awards						46,293	$523,574	366,131	$4,140,942
Thomas A. Iadanza	2/22/2023					16,779	$189,770	100,672	$1,138,600
	2/15/2022					15,659	177,103	93,952	1,062,597
	2/16/2021					12,482	141,171	112,340	1,270,565
	2/11/2020					7,086	80,143	111,599	1,262,185
Total awards						52,006	$588,187	418,563	$4,733,947
Raja A. Dakkuri	2/22/2023					12,584	$142,325	75,504	$853,950
	4/1/2022					11,521	130,303	69,126	781,815
	8/22/2018	402,380		$8.47	8/22/2025				
Total awards						24,105	$272,628	144,630	$1,635,765
Joseph V. Chillura	2/22/2023					10,487	$118,608	62,920	$711,625
	2/15/2022					9,787	110,691	58,720	664,123
	2/16/2021					7,802	88,241	70,214	794,120
	2/11/2020					3,081	34,846	48,521	548,773
	3/1/2017	55,657		$6.72	3/1/2027				
	3/1/2016	17,508		$5.74	3/1/2026				
Total awards						31,157	$352,386	240,375	$2,718,641

(1) Restrictions on time based restricted stock and restricted stock unit awards (reported above under "Number of Shares or Units of Stock That Have Not Vested") lapse at the rate of 33% per year commencing with the first year after of the date of grant.

Restrictions on performance based restricted stock unit awards (reported above under "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested") lapse based on achievement of the performance goals set forth in the award agreement. Dividends are credited on these awards at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time based or performance based restrictions as the underlying restricted stock unit.

The award amount in the "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested" column represents the number of shares that may be earned based on maximum performance achievement over the cumulative three-year performance period with respect to both the growth in tangible book value and total shareholder return performance metrics, for the 2/11/2020 award, 2/16/2021 award, 2/15/2022 award and 2/22/2023 award.

(2) At per share closing market price of $11.31 as of December 30, 2022 (the last trading day of 2022).



2022 Stock Vested

The following table shows the restricted stock and restricted stock units held by our NEOs that vested in 2022, as well as performance-based awards which vested in early 2023 based on the three-year performance period ended December 31, 2022, and the value realized upon vesting. None of our NEOs exercised any options in 2022.

	Stock Awards	
Name	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($)(*)
Ira Robbins	208,935	$2,571,097
Michael D. Hagedorn	94,299	1,144,463
Thomas A. Iadanza	113,748	1,395,314
Raja A. Dakkuri	—	—
Joseph V. Chillura	50,660	623,423

* The value realized on vesting of restricted stock/units represents the aggregate dollar amount realized upon vesting by multiplying the number of shares of restricted stock/units that vested by the fair market value of the underlying shares on the vesting date. Included above is the vesting of the final portion of the performance based awards granted on February 11, 2020 for Mr. Robbins (168,639 shares), Mr. Hagedorn (74,098 shares), Mr. Iadanza (94,029 shares) and Mr. Chillura (40,882 shares). These shares vested based on achievement of the performance goals set forth in the award agreement based on the applicable growth in tangible book value conditions and tangible book value performance measured over the three-year performance period ending December 31, 2022. Dividends are credited on these awards at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time based or performance based restrictions as the underlying restricted stock/units.

2022 Pension Benefits

Pension Plan Valley maintains a non-contributory, defined benefit pension plan (the "Pension Plan") which was frozen effective January 1, 2014. The annual retirement benefit under the Pension Plan generally was (i) 0.85% of the employee's average final compensation up to the employee's average social security wage base plus (ii) 1.15% of the employee's average final compensation in excess of the employee's average social security wage base up to the annual compensation limit under the law, (iii) multiplied by the years of credited service (up to a maximum of 35 years). An employee's "average final compensation" is the employee's highest consecutive five-year average of the employee's annual salary. Employees hired on or after July 1, 2011, including Mr. Hagedorn, Mr. Iadanza, Mr. Dakkuri, and Mr. Chillura, are not eligible to participate in the Pension Plan. As a result of amendments to the Pension Plan adopted in 2013, participants will not accrue further benefits and their pension benefits will be determined based on their compensation and service up to December 31, 2013.

Benefit Equalization Plan Valley maintains a Benefit Equalization Plan ("BEP") which provides retirement benefits in excess of the amounts payable from the Pension Plan for certain highly compensated executive officers, which was frozen effective January 1, 2014. Benefits are generally determined as follows: (i) the benefit calculated under Valley pension plan formula without regard to the limits on recognized compensation and maximum benefits payable from a qualified defined benefit plan, minus (ii) the individual's pension plan benefit. Mr. Robbins is a participant in the BEP. Executives hired on or after July 1, 2011, including Mr. Hagedorn, Mr. Iadanza, Mr. Dakkuri, and Mr. Chillura, are not participants in the BEP. As a result of amendments to the BEP adopted in 2013, participants will not accrue further benefits and their benefits will be determined based on their compensation for service and years of service up to December 31, 2013. Benefits under the BEP will not increase for any pay or service earned after such date except participants may be granted up to three additional years of service if employment is terminated in the event of a change in control. The following table shows each pension plan that the NEO participates in, the number of years of credited service and the present value of accumulated benefits as of December 31, 2022.

Name	Plan Name	# of Years Credited Service	Present Value of Accumulated Benefits ($)
Ira Robbins	Pension Plan	16	$377,124
	BEP	16	157,763



Present values of the accumulated benefits under the BEP and Pension Plan were determined as of January 1, 2023 based upon the accrued benefits under each plan as of December 31, 2022 and valued in accordance with the following principal actuarial assumptions: (i) post-retirement mortality in accordance with the Pri-2012 White Collar Tables, rolled back to 2006, projected generationally with Scale MP-2021, (ii) interest at an annual effective rate of 5.40% compounded annually, (iii) retirement at the earliest age (subject to a minimum age of 55 and a maximum age equal to the greater of 65 and the participant's age on January 1, 2023) at which unreduced benefits would be payable assuming continuation of employment and (iv) for the BEP payment is based on an election by the participant and for the Pension Plan it is assumed that 60% of male participants will elect a joint and two-thirds survivor annuity and 40% will elect a straight life annuity.

Early Retirement Benefits An NEO's accrued benefits under the Pension Plan and BEP are payable at age 65, the individual's normal retirement age. If an executive terminates employment after both attainment of age 55 and completion of 10 years of service, he is eligible for early retirement. Upon early retirement, an executive may elect to receive his accrued benefit unreduced at age 65 or, alternatively, to receive a reduced benefit commencing on the first day of any month following termination of employment and prior to age 65. The amount of reduction is 0.5% for each of the first 60 months and 0.25% for each of the next 60 months that benefits commence prior to the executive's normal retirement date (resulting in a 45% reduction at age 55, the earliest retirement age under the plans). However, there is no reduction for early retirement prior to the normal retirement date if the sum of the executive's age and years of vested service at the benefit commencement date equals or exceeds 80.

Late Retirement Benefits Effective December 31, 2013, the BEP was amended to specify the manner in which actuarial increases would be applied to benefits for executives postponing retirement beyond April 1st of the year in which the executive reaches age 70½.

2022 Nonqualified Deferred Compensation

Deferred Compensation Plan Valley established the Valley National Bancorp Deferred Compensation Plan (the "Deferred Compensation Plan") for the benefit of certain eligible employees in 2017. The Deferred Compensation Plan is maintained for the purpose of providing deferred compensation for selected employees participating in the 401(k) Plan whose contributions are limited as a result of the limitations on the amount of compensation which can be taken into account under the 401(k) Plan. Each of our NEOs other than Mr. Dakkuri participated in the Deferred Compensation Plan in 2022. Under the 401(k) Plan, Valley matches the first four percent (4%) of salary contributed by an employee each pay period, and 50% of the next 2% of salary contributed, for a maximum matching contribution of five percent (5%), with an annual limit of $20,500 in 2022.

Participant Deferral Contributions. Each participant in the Deferred Compensation Plan is permitted to defer, for that calendar year, up to five percent (5%) of the portion of the participant's salary and cash bonus above the limit in effect for that calendar year under the Company's 401(k) Plan. The Compensation Committee has the authority to change the deferral percentage, but any such change only applies to calendar years beginning after such action is taken by the Compensation Committee. No deferrals may be taken until a participant's salary and bonus for such calendar year is in excess of the limit in effect under the Company's 401(k) Plan.

Company Matching Contributions. Each calendar year, it is expected the Company will match 100% of a participant's deferral contributions under the Deferred Compensation Plan that do not exceed five percent (5%) of the participant's salary and bonus. A participant vests in the company matching contribution after two years of participation in the Deferred Compensation Plan.

Earnings on Deferrals. Participants' deferral contributions and company matching contributions will be adjusted at the end of each calendar year by an earning factor, which for 2022 was an amount equal to the one-month Secured Overnight Financing Rate (SOFR) average for the applicable calendar year plus 200 basis points, multiplied by the balance in the participant's notional account at the end of the calendar year. The Compensation Committee sets the earnings factor each year.

Amount, Form and Time of Payment. The amount payable to the participant will equal the amount credited to the participant's account as of his or her separation from service with Valley, net of all applicable employment and income tax withholdings. The benefit will be paid to the participant in a single lump sum six months following the earlier to occur of the participant's separation from service with Valley or the date of a change in control, and will represent a complete discharge of any obligation under the Deferred Compensation Plan.



The following table shows each NEO's Deferred Compensation Plan activity during 2022 and in the aggregate:

Name	NEO Contribution in 2022	Valley's Contribution in 2022*	Aggregate Earnings in 2022	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2022
Ira Robbins	$104,500	$104,500	$35,208	$—	$922,277
Michael D. Hagedorn	32,969	32,969	7,094	—	185,821
Thomas A. Iadanza	41,241	41,241	15,274	—	400,101
Raja A. Dakkuri	—	—	—	—	—
Joseph V. Chillura	27,234	27,234	7,843	—	205,439

* Included in the Summary Compensation Table above, under "All Other Compensation" for 2022.

Other Potential Post-Employment Payments

Valley and the Bank are parties to severance and change in control arrangements with certain of our named executive officers. The following discussion describes those agreements currently in place.

Based upon a recommendation from FW Cook concerning current practices, the Compensation Committee endorsed a new program in 2019 to bring consistency to change in control agreements for executives of the Company. The impact of the new program was to reduce potential benefits for many of the Company's executives.

Under the program, change in control severance benefits for executives are as follows:

- Chief Executive Officer (CEO): Three times (3x) (i) salary, and (ii) highest cash bonus in the last three (3) years.

- Senior Executive Vice Presidents (SEVP): Two times (2x) (i) salary, and (ii) highest cash bonus in the last three (3) years.

- Executive Vice Presidents (EVP): Two times (2x) salary, plus a pro-rata cash bonus for year of termination.

- Under all agreements the executive also receives a lump sum payment equal to the salary multiplier (3x or 2x) multiplied by his or her COBRA premium minus his or her required employee contribution.

Previously, severance benefits under change in control agreements were inconsistent based upon title and included a life insurance benefit that has been eliminated.

Under the program, in 2019 Mr. Robbins and Mr. Iadanza entered into agreements to reduce their benefits by replacing existing change in control agreements with new agreements effective January 1, 2023. The delayed effective date for the reduced benefits was caused by the rolling three-year term in the existing agreements.

Mr. Chillura entered into a change in control agreement with benefits under the new plan for SEVPs on February 16, 2021. Mr. Hagedorn was provided with a change in control agreement in 2019 upon his appointment as CFO with the terms for a SEVP. Under the offer letter, Mr. Dakkuri is eligible to participate in the executive change in control plan at the SEVP level on the first anniversary of the April 1, 2022 effective date of his employment. The change in control agreements contain the same terms as the Company's prior change in control agreements with the exception of the new program terms described above.

As an additional part of the program, equity awards granted in 2019 and thereafter require a double trigger to vest upon a change in control. Under the new program, the award agreements provide there will not be an acceleration of vesting upon a change in control; equity awards will accelerate only if within two years after a change in control, the employee dies or there is a qualifying termination. A qualifying termination is (i) a termination without cause or, (ii) or a resignation for good reason under a change in control agreement or the change in control severance plan.

Furthermore, vesting of equity on a qualified retirement was reduced. Starting with awards granted in 2019, upon a qualified retirement, equity awards outstanding less than one year will vest pro rata based upon the number of full months that the award was outstanding divided by twelve. Awards outstanding more than one year will vest in full on retirement. Prior to 2019, awards vested in full on a qualified retirement.



The description of benefits below describes the agreements that were in effect at December 31, 2022, as do the amounts set forth in the tables below.

Severance Agreement Provisions

The severance agreements of Mr. Robbins and Mr. Iadanza provide, in the event of termination of employment without cause, a lump sum payment equal to twenty-four months of base salary as in effect on the date of termination, plus the sum of one times his most recent annual cash bonus and a fraction of his most recent annual cash bonus calculated in the same manner referenced above. No severance payment is made under the severance agreements if the NEO receives severance under a change in control agreement (described below).

For the purpose of the severance agreements, "cause" means willful and continued failure to perform employment duties after written notice specifying the failure, willful misconduct causing material injury to us that continues after written notice specifying the misconduct, or a criminal conviction (other than a traffic violation), drug abuse or, after a written warning, alcohol abuse or excessive absence for reasons other than illness.

Under the severance agreements with Messrs. Robbins and Iadanza, we provide these officers with a lump sum cash payment in place of medical benefits. The payment is 125% of total monthly premium payments under COBRA reduced by the amount of the employee contribution normally made for the health-related benefits the officer was receiving at termination of employment, multiplied by 36. COBRA provides temporary continuation of health coverage at group rates after termination of employment. Under the severance agreements with these officers, we also provide a lump sum life insurance benefit equal to 125% of our share of the premium for three years of coverage, based on the coverage and rates in effect on the date of termination.

Under these agreements, each officer is required to keep confidential all confidential information that he obtained in the course of his employment with us and is also restricted from competing with us in certain states during the term of his employment with us and for a period after termination of his employment.

Change in Control ("CIC") Agreement Provisions

Under the CIC agreement, if the officer is terminated without cause or resigns for good reason following a CIC during the contract period (which is defined as the period beginning on the day prior to the CIC and ending on the earlier of (i) the third anniversary of the CIC or (ii) the NEO's death), the NEO would receive (i) in the case of the CEO, three times salary and the highest non-equity incentive received in the three years prior to the CIC and (ii) in the case of the other NEOs, two times salary and the highest non-equity incentive received in the three years prior to the CIC. The NEOs would also receive payments for medical and life insurance identical to the benefits described above under "Severance Agreement Provisions." Certain of the CIC Agreements also provide for a lump sum cash payment upon termination due to death or disability during the contract period. Payments under the CIC Agreements are triggered by the specified termination events following a "change in control." The events defined in the agreements as a change in control are:

- Outsider stock accumulation. If we learn that a person or business entity has acquired 25% or more of Valley's common stock, and that person or entity is neither our "affiliate" (meaning someone who is controlled by, or under common control with, Valley) nor one of our employee benefit plans;

- Outsider tender/exchange offer. The first purchase of our common stock is made under a tender offer or exchange offer by a person or entity that is neither our "affiliate" nor one of our employee benefit plans;

- Outsider subsidiary stock accumulation. The sale of our common stock to a person or entity that is neither our "affiliate" nor one of our employee benefit plans that results in the person or entity owning more than 50% of the Bank's common stock;

- Business combination transaction. We complete a merger or consolidation with another company, or we become another company's subsidiary (meaning that the other company owns at least 50% of our common stock), unless,

after the happening of either event, 60% or more of the directors of the merged company, or of our new parent company, are people who were serving as our directors on the day before the first public announcement about the event;

- Asset sale. We sell or otherwise dispose of all or substantially all of our assets or the Bank's assets;

- Dissolution/Liquidation. We adopt a plan of dissolution or liquidation; and

- Board turnover. We experience a substantial and rapid turnover in the membership of our Board of Directors. This means changes in Board membership occurring within any period of two consecutive years that result in 40% or more of our Board members not being "continuing directors." A "continuing director" is a Board member who was serving as a director at the beginning of the two-year period, or one who was nominated or elected by the vote of at least 2/3 of the "continuing directors" who were serving at the time of his/her nomination or election.



"Cause" for termination of an NEO's employment under the CIC Agreements means his willful and continued failure to perform employment duties, willful misconduct in office causing material injury to the Company, a criminal conviction, drug or alcohol abuse or excessive absence.

"Good reason" for a NEO's voluntary termination of employment under the CIC Agreements means any of the following actions by us or our successor:

- We change the NEO's employment duties to include duties not in keeping with his position within Valley or the Bank prior to the change in control;

- We demote the NEO or reduce his authority;

- We reduce the NEO's annual base compensation;

- We terminate the NEO's participation in any non–equity incentive plan in which the NEO participated before the change in control, or we terminate any employee benefit plan in which the NEO participated before the change in control without providing another plan that confers benefits similar to the terminated plan;

- We relocate the NEO to a new employment location that is outside of New Jersey or more than 25 miles away from his former location;

- We fail to get the person or entity who took control of Valley to assume our obligations under the NEO's CIC Agreement; and

- We terminate the NEO's employment before the end of the contract period, without complying with all the provisions in the NEO's CIC Agreement.

Parachute Payment Reimbursement

Valley has adopted a policy prohibiting tax "gross-up" payments. None of our executive officers are entitled to receive tax gross-up payments under their agreements. Mr. Robbins, Mr. Hagedorn, Mr. Iadanza, and Mr. Chillura have a net best provision in their change in control agreements whereby they would be entitled to the greater after-tax benefit of either: (i) their full change in control payments and benefits less any 280G excise tax, the payment of which would be their responsibility, or (ii) their change in control payments and benefits cut back to the amount that would not result in 280G excise tax.

Pension Plan Payments

The present value of the benefits to be paid to Mr. Robbins following termination of employment over his estimated lifetime is set forth in the Severance Benefits Table below. Mr. Robbins receives three years additional service under the BEP upon termination without cause or resignation for good reason occurring during their change in control contract period. Present values of the BEP and Pension Plan were determined as of January 1, 2023 based on PRI-2012 White Collar Tables projected generationally with Scale MP-2021, and interest at an annual effective rate of 5.22% compounded annually for the pension plan and the BEP.

Equity Award Acceleration

In the event of a termination of employment as a result of death, all restrictions on an NEO's equity awards will immediately lapse (for performance based restricted stock units, all restrictions will lapse with respect to the target amount of shares). In the event of a change in control if the NEO within two years thereafter resigns for good reason or is terminated without cause, the equity awards will vest (for performance based restricted stock units, all restrictions will lapse with respect to the target amount of shares). In the case of retirement (as defined), all restrictions will lapse on outstanding time based restricted stock and stock unit awards, and performance based restricted stock unit awards will remain outstanding and vest in accordance with the original vesting schedule based on actual performance. However, with respect to awards granted in 2019 and thereafter, retirement awards outstanding for less than one year will only vest pro rata based on the number of months the award was outstanding divided by 12. For awards made under the 2021 Incentive Compensation Plan, a minimum of 50% of any accelerated equity award must be retained by the NEO for a period of 18 months or in some cases 24 months. Upon termination of employment for any other reason (other than termination due to disability which may be treated differently), NEOs will forfeit all unvested equity awards unless otherwise provided.



Severance Benefits Table

The table set forth below illustrates the severance amounts and benefits that would be paid to each of the current NEOs, if he had terminated employment with the Bank on December 30, 2022, the last business day of the most recently completed fiscal year, under each of the following retirement or termination circumstances: (i) death; (ii) dismissal for cause, (iii) retirement or resignation; and (iv) dismissal without cause or resignation for good reason following a change in control of Valley on December 30, 2022. Upon dismissal for cause, the NEOs would receive only their salary through the date of termination and their vested BEP and pension benefits. These payments are considered estimates as of specific dates as they contain some assumptions regarding stock price, life expectancy, salary and non-incentive compensation amounts and income tax rates and laws.

Robbins

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason as result of CIC
Amounts Payable in full on indicated date of termination:					
Severance - Salary Component	$ 0	$ 0	$ 0	$2,000,000	$ 3,000,000
Severance - Non-Equity Incentive	$ 0	$ 0	$ 0	$1,380,000	$ 4,140,000
Restricted Stock Unit Awards	$2,377,068	$ 0	$ 0	$ 0	$ 2,377,068
Performance Restricted Stock Unit Awards[1]	$3,115,679	$ 0	$ 0	$ 0	$ 3,115,679
Deferred Compensation	$ 922,277	$ 922,277	$ 922,277	$ 922,277	$ 922,277
Welfare Benefits Lump Sum Payment	$ 90,378	$ 0	$ 0	$ 90,378	$ 92,259
Automobile & Club Dues[2]	$ 0	$ 0	$ 0	$ 0	$ 154,845
"Parachute Penalty" Tax Gross Up	NA	NA	NA	NA	NA
Sub Total :	$6,505,402	$ 922,277	$ 922,277	$4,392,655	$13,802,128
Present Value of Annuities commencing on indicated date of termination:					
Benefit Equalization Plan	$ 0	$ 0	$ 0	$ 0	$ 104,412
Pension	$ 194,506	$ 194,506	$ 194,506	$ 194,506	$ 194,506
Total :	$6,699,908	$1,116,783	$1,116,783	$4,587,161	$14,101,046

Hagedorn

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason as result of CIC
Amounts Payable in full on indicated date of termination:					
Severance - Salary Component	$ 0	$ 0	$ 0	$124,808	$ 580,080
Severance - Non-Equity Incentive	$ 0	$ 0	$ 0	$ 0	$ 718,768
Restricted Stock Unit Awards	$ 737,378	$ 0	$ 0	$ 0	$ 737,378
Performance Restricted Stock Unit Awards[1]	$1,057,214	$ 0	$ 0	$ 0	$1,057,214
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 185,821
Welfare Benefits Lump Sum Payment	$ 0	$ 0	$ 0	$ 3,537	$ 44,597
Automobile & Club Dues[2]	$ 0	$ 0	$ 0	$ 0	$ 38,923
"Parachute Penalty" Tax Gross Up[3]	NA	NA	NA	NA	NA
Sub Total :	$1,794,592	$ 0	$ 0	$128,345	$3,362,781
Present Value of Annuities commencing on indicated date of termination:					
Benefit Equalization Plan	NA	NA	NA	NA	NA
Pension	NA	NA	NA	NA	NA
Total:	$1,794,592	$ 0	$ 0	$128,345	$3,362,781



Iadanza

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason as result of CIC
Amounts Payable in full on indicated date of termination:					
Severance – Salary Component	$ 0	$ 0	$ 0	$1,400,000	$1,066,153
Severance – Non-Equity Incentive	$ 0	$ 0	$ 0	$ 430,200	$1,290,600
Restricted Stock Unit Awards	$ 893,795	$ 0	$ 651,091	$ 0	$ 893,795
Performance Restricted Stock Unit Awards[1]	$1,166,581	$ 0	$ 0	$ 0	$1,166,581
Deferred Compensation	$ 400,101	$400,101	$ 400,101	$ 400,101	$ 400,101
Welfare Benefits Lump Sum Payment	$ 102,035	$ 0	$ 0	$ 102,035	$ 103,916
Automobile & Club Dues[2]	$ 0	$ 0	$ 0	$ 0	$ 74,110
"Parachute Penalty" Tax Gross Up[3]	NA	NA	NA	NA	NA
Sub Total :	$2,562,512	$400,101	$1,051,192	$2,332,336	$4,995,256
Present Value of Annuities commencing on indicated date of termination:					
Benefit Equalization Plan	NA	NA	NA	NA	NA
Pension	NA	NA	NA	NA	NA
Total :	$2,562,512	$400,101	$1,051,192	$2,332,336	$4,995,256

Dakkuri

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason as result of CIC
Amounts Payable in full on indicated date of termination:					
Severance – Salary Component	$ 0	$ 0	$ 0	$28,846	$ 950,000
Severance – Non-Equity Incentive	$ 0	$ 0	$ 0	$ 0	$ 958,600
Restricted Stock Unit Awards	$390,908	$ 0	$ 0	$ 0	$ 390,908
Performance Restricted Stock Unit Awards[1]	$390,908	$ 0	$ 0	$ 0	$ 390,908
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 0
Welfare Benefits Lump Sum Payment	$ 0	$ 0	$ 0	$13,865	$ 85,996
Automobile & Club Dues[2]	$ 0	$ 0	$ 0	$ 0	$ 29,192
"Parachute Penalty" Tax Gross Up	NA	NA	NA	NA	NA
Sub Total :	$781,816	$ 0	$ 0	$42,711	$2,805,604
Present Value of Annuities commencing on indicated date of termination:					
Benefit Equalization Plan	NA	NA	NA	NA	NA
Pension	NA	NA	NA	NA	NA
Total :	$781,816	$ 0	$ 0	$42,711	$2,805,604



Chillura

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason as result of CIC
Amounts Payable in full on indicated date of termination:					
Severance - Salary Component	$ 0	$ 0	$ 0	$431,538	$1,020,000
Severance - Non-Equity Incentive	$ 0	$ 0	$ 0	$ 0	$ 649,358
Restricted Stock Unit Awards	$ 543,400	$ 0	$ 0	$ 0	$ 543,400
Performance Restricted Stock Unit Awards[1]	$ 729,122	$ 0	$ 0	$ 0	$ 729,122
Deferred Compensation	$ 205,439	$205,439	$205,439	$205,439	$ 205,439
Welfare Benefits Lump Sum Payment	$ 0	$ 0	$ 0	$ 7,776	$ 48,814
Automobile & Club Dues[2]	$ 0	$ 0	$ 0	$ 0	$ 79,870
"Parachute Penalty" Tax Gross Up	NA	NA	NA	NA	NA
Sub Total :	$1,477,961	$205,439	$205,439	$644,753	$3,276,003
Present Value of Annuities commencing on indicated date of termination:					
Benefit Equalization Plan	NA	NA	NA	NA	NA
Pension	NA	NA	NA	NA	NA
Total :	$1,477,961	$205,439	$205,439	$644,753	$3,276,003

1   Upon death, dismissal without cause upon a change-in-control, or resignation for good reason upon a change-in-control, unearned performance restricted stock awards immediately vest at the target amount.

2   Automobile and club dues includes the present value of the continuation of the personal use of a company-owned vehicle by the NEO and driving services and parking (if applicable), and membership in a country club through the contract period following the change-in-control.

3   The parachute values for Messrs. Iadanza and Hagedorn exceed their respective 280G safe harbor limits, and as such, their severance would be cut back under the net best provision in their change in control agreements. The values reflected in the "Severance - Salary Component" have been reduced by the following amounts to reflect the cut-backs: Mr. Iadanza, $733,847, and Mr. Hagedorn, $599,920.



Pay Versus Performance

2022 PAY VERSUS PERFORMANCE TABLE

The following table reports the compensation of our CEO and the average compensation of the other named executive officers ("Other NEOs") as reported in the Summary Compensation Table for the past three fiscal years, as well as their "compensation actually paid" (or "CAP") as calculated pursuant to recently adopted SEC rules, and certain performance measures required by the rules.

Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[1][3]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers ($)[2]	Average Compensation Actually Paid to Non-CEO Named Executive Officers ($)[2][3]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]	Net Income($) (millions)	Growth in Tangible Book Value (%)[5]
2022	$6,010,335	$4,461,048	$2,609,674	$2,462,181	$112	$116	$569	17.47%
2021	$5,349,830	$7,640,559	$1,789,527	$2,707,854	$131	$125	$474	16.23%
2020	$4,879,048	$3,682,555	$1,737,946	$1,569,427	$ 90	$ 91	$391	13.31%

(1) Reflects compensation for our Chairman and CEO, Ira Robbins, who served as our CEO in 2020, 2021 and 2022.

(2) Reflects compensation for our Other NEOs as follows:

- 2020: Michael D. Hagedorn, Thomas A. Iadanza, Ronald H. Janis and Robert J. Bardusch
- 2021: Michael D. Hagedorn, Thomas A. Iadanza, Ronald H. Janis and Joseph V. Chillura
- 2022: Michael D. Hagedorn, Thomas A. Iadanza, Raja Dakkuri and Joseph V. Chillura

(3) To calculate CAP, as defined in the applicable SEC rules, the following adjustments were made to Summary Compensation Table total pay for our CEO and Other NEOs:

	CEO			Other NEO Average		
Adjustments	2022	2021	2020	2022	2021	2020
Summary Compensation Table Total	$ 6,010,335	$ 5,349,830	$ 4,879,048	$ 2,609,674	$ 1,789,527	$ 1,737,946
Deduction for amount reported in "Stock Awards" column of the Summary Compensation Table	-$3,060,578	-$2,633,731	-$2,285,938	-$ 692,591	-$ 761,890	-$ 789,038
Addition of fair value at fiscal year (FY) end, of equity awards granted during the FY that remained outstanding	$ 1,921,547	$ 2,837,919	$ 1,497,358	$ 652,868	$ 944,088	$ 713,297
Addition of change in fair value at FY end versus prior FY end for awards granted in a prior FY that remained outstanding	-$ 489,698	$ 1,929,016	-$ 186,348	-$ 118,799	$ 685,641	-$ 72,162
Addition of change in fair value at vesting date versus prior FY end for awards granted in a prior FY that vested during the FY	$ 79,441	$ 157,525	-$ 56,413	$ 11,030	$ 50,488	-$ 20,616
Deduction for values reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table	$ 0	$ 0	-$ 165,153	$ 0	$ 0	$ 0
Compensation Actually Paid (CAP)	$ 4,461,048	$ 7,640,559	$ 3,682,555	$ 2,462,181	$ 2,707,854	$ 1,569,427

Measurement date equity fair values are calculated with assumptions derived on a basis consistent with those used for grant date fair value purposes. Restricted stock units are valued based on the stock price on the relevant measurement date. Performance stock units are adjusted to reflect an accrued payout factor consistent with assumptions used for ASC Topic 718 purposes, and the stock price on the relevant measurement date. Stock options are valued using a Black Scholes model as at the relevant measurement date, using assumptions consistent with those used for the grant date fair value purposes.

(4) Peer Group used for total shareholder return ("TSR") comparisons reflects KBW Regional Bank Index.

(5) The Company has identified Growth in Tangible Book Value ("GITBV") as the company-selected measure for the pay versus performance disclosure. GITBV was chosen from among the following three financial performance measures that we believe are most important in linking CAP for our CEO and our Other NEOs to Company performance during 2022:

Tabular List of Company Financial Performance Measures:

- Growth in Tangible Book Value
- Core Net Income
- Relative TSR



Further details on these measures and how they are used in our compensation plans can be found in our Compensation Discussion & Analysis.

GITBV means year-over-year growth in tangible book value, plus dividends on common stock declared during the year, excluding other comprehensive income ("OCI") recorded during the year. The Compensation Committee chose GITBV over a three-year period as the performance metric for a significant portion of our performance-based RSU awards because it believes that this metric is a good indicator of the performance and shareholder value creation of a commercial bank. The adjustment for dividends allows the Compensation Committee to compare our performance to our peers that pay different amounts of dividends. The exclusion of OCI avoids changes in tangible book value not viewed as related to financial performance. Consistent with the terms of the award agreements for the RSUs and the 2021 Incentive Compensation Plan, the Compensation Committee has the authority to adjust the calculation of the GITBV for certain items that are one-time in nature. The Compensation Committee uses this authority to avoid either penalizing or rewarding executives for certain decisions which may adversely or positively affect the Company's short-term results. Over the last three years, such adjustments have primarily related to the impacts of the acquisitions of The Westchester Bank and Bank Leumi Le-Israel Corporation, respectively, including adjustments for both merger-related charges, including the provisions for credit losses for loans associated with acquired non-PCD loan portfolios, and the earnings associated with each acquired bank in the year of acquisition.

Compensation Actually Paid Versus Company Performance

The following charts provide a clear, visual depiction of the relationships between CAP for our CEO and the average CAP for our Other NEOs, to aspects of Valley's financial performance.

CEO and Average Other NEO CAP vs Company TSR and Peer Group TSR



CEO and Average Other NEO CAP vs GAAP Net Income





CEO and Average Other NEO CAP vs Company Selected Measure





CEO Pay Ratio

Under SEC rules, we are required to disclose the pay ratio of our CEO to our median employee. The pay ratio disclosure below is a reasonable estimate calculated in a manner consistent with SEC rules and guidance.

Under SEC rules companies are permitted to use the same median employee for three years if we reasonably believe no change occurred that would significantly impact the pay ratio. This year, we have identified a new median employee due to our acquisition of Bank Leumi effective April 1, 2022.

We identified the median employee by examining the 2022 total W-2 compensation, including 401(k) deferrals, for all individuals, excluding our CEO, who were employed by us on October 21, 2022. We included all employees, whether employed on a full-time, part-time, temporary or seasonal basis as of that payroll date. We did not make any assumptions, adjustments or estimates with respect to such total W-2 reported compensation. We did not annualize the compensation for any full or part time employees that were not employed by us for all of 2022. We believe the use of total W-2 compensation, including 401(k) deferrals, for all employees is a consistently applied compensation measure that reasonably reflects the annual compensation of employees.

We calculated the annual total compensation for the median employee using the same methodology we used for the CEO, as set forth in the Summary Compensation Table.

The annual total compensation in 2022 for our median employee using this methodology was $75,351.

The annual total compensation in 2022 for our CEO using this methodology is shown in the Summary Compensation Table and was $6,010,335.

The ratio of the annual total compensation of our CEO to the annual total compensation of our median employee in 2022 was 80 to 1.



Item 3: Advisory Vote On the Frequency of Advisory Votes on Executive Compensation

We are providing shareholders with the opportunity to cast an advisory vote regarding the frequency of future advisory votes on executive compensation, commonly known as a "say-on-frequency" vote. Shareholders may vote on whether the advisory say-on-pay vote should occur every one year, every two years or every three years.

We are required to hold an advisory say-on-frequency vote every six years. The Company's shareholders were last provided with the opportunity to vote on the frequency of "say-on-pay" votes in 2017. At that time, our shareholders voted in favor of holding say-on-pay votes annually and the Board of Directors adopted this standard.

Although we recognize the potential benefits of having less frequent advisory votes on executive compensation (including allowing the Company additional time to conduct a more detailed review of its pay practices in response to the outcome of shareholder advisory votes), we recognize that the widely adopted standard, both among Valley's peer companies as well as outside our industry, is to hold say-on-pay votes annually. We also acknowledge current shareholder expectations regarding having the opportunity to express their views on the Company's compensation of its executive officers on an annual basis. In light of investor expectations and prevailing market practice, the Board of Directors recommends that the advisory say-on-pay vote occur every one year.

The proxy card provides for four choices and shareholders are entitled to vote on whether the advisory vote on executive compensation should be held every one year, every two years or every three years, or to abstain from voting.

The result of this advisory vote is not binding on the Company, or the Board of Directors, and will not be construed as overruling a decision by, or creating or implying any additional fiduciary duty for, the Company, the Board of Directors or the Compensation Committee. However, the Board of Directors values the opinions that shareholders express in their votes and will consider the outcome of the vote and shareholder feedback when deciding how frequently to conduct the advisory say-on-pay vote. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to conduct say-on-pay votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to its executive compensation programs.

> The Valley Board unanimously recommends that you vote to hold the advisory vote on executive compensation **EVERY "ONE YEAR."**



Item 4: Ratification of the Appointment of Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee of the Board is directly responsible for the appointment of the independent registered public accounting firm retained to audit the Company's financial statements as well as monitoring the performance, qualifications and independence of that firm. The Audit Committee has appointed KPMG LLP (KPMG) as the independent registered public accounting firm for the Company in 2023. KPMG has served as the Company's independent registered public accounting firm continuously since 2008.

Before reappointing KPMG for 2023, the Audit Committee considered KPMG's qualifications as an independent registered public accounting firm. This included a review of KPMG's performance in prior years, its knowledge of the company and its operations, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee's review also included matters required to be considered under rules of the SEC on auditor independence, including the nature and extent of non-audit services, to ensure that the provision of such services will not impair the independence of the auditors. In addition, the Audit Committee interviews and approves the selection of KPMG's new lead engagement partner with each rotation.

The fees billed for services rendered to us by KPMG for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Audit fees	$3,165,000	$2,495,000
Audit-related fees[1]	473,200	582,625
Total	$3,638,200	$3,077,625

(1) Audit-related services consist of fees incurred related to benefit plan audits in 2021, HUD and USAP audits in 2022, and for professional services rendered in connection with the issuance of subordinated debt in September 2022 and issuances of consents throughout the year.

The Audit Committee maintains a formal policy concerning the pre-approval of audit and non-audit services to be provided by its independent registered public accountants to Valley. The policy requires that all services to be performed by KPMG, including audit services, audit-related services and permitted non-audit services, be pre-approved by the Audit Committee. Specific services being provided by the independent accountants are regularly reviewed in accordance with the pre-approval policy. At each subsequent Audit Committee meeting, the Audit Committee receives updates on the services actually provided by the independent registered public accountants, and management may also present additional services for pre-approval.

All services rendered by KPMG are permissible under applicable laws and regulations, and the Audit Committee pre-approved all audit, audit-related and non-audit services performed by KPMG during fiscal 2022. Representatives of KPMG will be available at the annual meeting and will have the opportunity to make a statement and answer appropriate questions from shareholders.

The Audit Committee requests that shareholders ratify the appointment of KPMG LLP.

> The Valley Board unanimously recommends a vote **"FOR"** ratification of the appointment of KPMG LLP as Valley's independent registered public accounting firm for 2023.



Report of the Audit Committee

February 28, 2023

To the Board of Directors of Valley National Bancorp:

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent registered public accounting firm, KPMG LLP ("KPMG"), performs an annual independent audit of the financial statements and expresses an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles.

The following is the report of the Audit Committee with respect to the audited financial statements for fiscal year 2022. With respect to fiscal year 2022, the Audit Committee has:

- reviewed and discussed Valley's audited financial statements with management and KPMG;

- discussed with KPMG the scope of its services, including its audit plan;

- reviewed Valley's internal control procedures;

- discussed with KPMG the matters required to be discussed by Auditing Standard No. 1301, adopted by the Public Company Accounting Oversight Board;

- received the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG their independence from management and Valley; and

- approved the audit and non-audit services provided during fiscal year 2022 by KPMG.

Based on the foregoing review and discussions, the Audit Committee approved the audited financial statements included in our Annual Report on Form 10-K for fiscal year 2022.

Pursuant to Section 404 of the Sarbanes-Oxley Act, management is required to prepare as part of the Company's 2022 Annual Report on Form 10-K, a report by management on its assessment of the Company's internal control over financial reporting, including management's assessment of the effectiveness of such internal control. KPMG is also required by Section 404 to prepare and include as part of the Company's 2022 Annual Report on Form 10-K, the auditors' attestation report on management's assessment.

During the course of 2022, management regularly discussed the internal control review and assessment process with the Audit Committee, including the framework used to evaluate the effectiveness of such internal control, and at regular intervals updated the Audit Committee on the status of this process and actions taken by management to respond to issues identified during this process. The Audit Committee also discussed this process with KPMG. Management's assessment report and the auditor's attestation report are included as part of the 2022 Annual Report on Form 10-K.


Eric P. Edelstein, Chairman
Peter J. Baum
Peter V. Maio
Jennifer W. Steans
Dr. Sidney S. Williams, Jr.




INTRODUCTION

On February 28, 2023, upon recommendation of the Compensation Committee (the "Committee"), the Board approved the Valley National Bancorp 2023 Incentive Compensation Plan (the "Plan"), subject to shareholder approval at the Annual Meeting. The Plan will supersede the Valley National Bancorp 2021 Incentive Compensation Plan (the "2021 Plan"), which is the only plan under which equity-based compensation may currently be awarded to our officers, other employees and non-employee directors. Awards currently outstanding under the 2021 Plan will remain outstanding under the 2021 Plan in accordance with their terms.

We believe that the adoption of the Plan is necessary in order to allow us to continue to use equity awards, including performance awards. We believe that granting equity-based compensation to eligible officers, employees and non-employee directors is an effective means to promote the future growth and development of the Company. Equity awards, among other things, further align the interests of award recipients with Company shareholders and enable the Company to attract and retain qualified personnel.

If the Plan is approved by our shareholders, the Plan will become effective on April 25, 2023, and no further awards will be made under the 2021 Plan. If our shareholders do not approve the Plan, the 2021 Plan will remain in effect in its current form, subject to its expiration date. However, there will be insufficient shares available under the 2021 Plan to make annual awards and to provide grants to new hires in the coming years. In this event, the Committee would be required to revise its compensation philosophy and formulate other cash-based programs to attract, retain, and compensate eligible officers, employees, non-employee directors and consultants/advisors.

PROPOSED SHARE RESERVE

A total of 14,500,000 shares of common stock are reserved for awards granted under the Plan. The Plan's reserve will be reduced by one (1) share for every one (1) share that is subject to an award granted under the 2021 Plan after December 31, 2022.

If any award granted under the Plan is forfeited, expires or otherwise does not result in the issuance of all or a portion of the shares subject to such award, or is settled for cash (in whole or in part), then the shares subject to such award, to the extent of such forfeiture, expiration, non-issuance or cash settlement, will be added back to the Plan's share reserve. In addition, with respect to any award granted under the Plan other than stock options or SARs, if any shares are tendered or withheld in satisfaction of tax withholding obligations, the tendered or withheld shares will likewise be added back to the Plan's reserve.

With respect to awards granted under the Company's 2016 Long-Term Stock Incentive Plan and the 2021 Plan (the "Prior Plans"), if after December 31, 2022, any such award is forfeited, expires or otherwise does not result in the issuance of all or a portion of the shares subject to such award, or is settled for cash (in whole or in part), then the shares subject to such award, to the extent of such forfeiture, expiration, non-issuance or cash settlement, will be added to the Plan's share reserve. In addition, with respect to any award granted under the 2021 Plan other than stock options or SARs, if any shares are tendered or withheld in satisfaction of tax withholding obligations arising after December 31, 2022, the tendered or withheld shares will likewise be added back to the Plan's reserve.

With respect to stock options and SARs granted under the Plan and the Prior Plans, the following shares will not be added back to the share reserve under the Plan: (i) shares tendered or withheld in payment of the purchase price of an option, or any tax withholding obligation arising in connection with an option or SAR, (ii) shares subject to a SAR that are not issued in connection with its stock settlement on exercise, and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options.

No more than 7,500,000 shares of common stock may be issued in the aggregate in respect of incentive stock options under the Plan. On February 15, 2023, the closing sales price per share of our common stock as reported on the Nasdaq Stock Market was $12.37.

NON-EMPLOYEE DIRECTOR COMPENSATION APPROVAL

The Plan also places a limit on the total value of cash and equity compensation that may be paid or granted to our non-employee directors each fiscal year. The Plan, like the 2021 Plan, provides that the maximum value of awards granted during a single fiscal year under the Plan, taken together with any cash fees paid during such fiscal year for services on the Board, will not exceed $500,000 in



total value for any non-employee director. In setting such a limit, the Board considered the effectiveness and reasonableness of the equity and cash compensation that we offer to our non-employee directors, the current and future responsibilities of our non-employee directors, whether such a limit provides sufficient flexibility to adjust non-employee director compensation in the future if such changes are necessary to remain competitive with our peers and the recommendation of FW Cook, the compensation consultant to the Compensation Committee. We believe that such a limit allows us to stay within reasonable bounds of what the market requires in a competitive environment for qualified directors, while also imposing meaningful limits on the amount of compensation that may be awarded to our non-employee directors.

Impact on Dilution and Fully Diluted Overhang

Our Board recognizes the impact of dilution on our shareholders and has evaluated this share request carefully in the context of the need to motivate, retain and ensure that our leadership team and key employees are focused on our strategic priorities.

The total fully diluted overhang as of December 31, 2022 was 0.50%. In this context, fully diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic common shares outstanding, with all data effective as of December 31, 2022.

Our Board believes that the increase in shares of common stock available for issuance represents a reasonable amount of potential equity dilution to accommodate our long-term strategic and growth priorities.

Expected Duration of the Share Reserve

We expect that the share reserve under the Plan, if this proposal is approved by our shareholders, will be sufficient for awards for approximately five years. Expectations regarding future share usage could be impacted by a number of factors such as award type mix; hiring and promotion activity at the executive level; the rate at which shares are returned to the Plan's reserve under permitted addbacks; the future performance of our stock price; the consequences of acquiring other companies; and other factors. While we believe that the assumptions we used are reasonable, future share usage may differ from current expectations.

GOVERNANCE HIGHLIGHTS

The Plan incorporates numerous governance best practices, including:

- No "liberal share recycling" of options or SARs.

- Dividends and dividend equivalent rights, if any, on all other awards will be subject to the same vesting requirements as the underlying award and will only be paid at the time those vesting requirements are satisfied.

- Minimum exercise price for options and SARs equal to 100% of fair market value at grant.

- No repricing of options or SARs and no cash buyout of underwater options and SARs without shareholder approval, except for equitable adjustments in connection with certain corporate transactions.

- No "liberal" Change in Control definition or automatic "single-trigger" Change in Control vesting.

- No "evergreen" share increases or automatic "reload" awards.

DATE OF PLAN EXPIRATION

The Plan will terminate on April 25, 2033, unless terminated earlier by the Board. Termination of the Plan will not affect the terms or conditions of any award granted prior to termination.

SHARE USAGE

The following table provides information on the annual share usage rate for the past three fiscal years under all of our equity plans. This rate measures the potential dilutive effect of our annual equity awards. The annual share usage rate expresses the number of shares granted annually as equity awards relative to the total number of shares of common stock outstanding by dividing the number of shares granted during the year by the weighted average number of basic shares outstanding for that year.

	2022	2021	2020	3-Year Average
Stock Options/Stock Appreciation Rights (SARs) Granted	0	0	0	—
Stock-Settled Full Value Restricted Shares/Units Granted	3,426,181	1,999,376	2,030,026	—
Weighted-Average Basic Common Shares Outstanding	485,434,918	407,445,379	403,754,356	—
Share Usage Rate	0.52%	0.49%	0.50%	0.50%



OVERHANG AS OF DECEMBER 31, 2022

The following table sets forth certain information as of December 31, 2022, unless otherwise noted, with respect to the Company's existing equity compensation plans (including plans of acquired companies adopted by the Company in mergers):

Stock Options/SARs Outstanding	2,927,031
Weighted-Average Exercise Price of Outstanding Stock Options/SARs	$ 8.39
Weighted-Average Remaining Term of Outstanding Stock Options/SARs	2.95 years
Total Stock-Settled Full-Value Awards Outstanding	5,201,854
Proposed share reserve under the 2023 Incentive Compensation Plan	14,500,000
Basic common shares outstanding as of the record date (February 27, 2023)	507,748,997

* The proposed share reserve is subject to reduction for any awards granted under the 2021 Plan after December 31, 2022. As of December 31, 2022, there were 4,988,971 shares available for future grant under the 2021 Plan. Upon shareholder approval of the Plan, no further awards will be made under the 2021 Plan.

DESCRIPTION OF PLAN

The following description is qualified in its entirety by reference to the Plan document, a copy of which is attached as Appendix C and incorporated into this Proxy Statement by reference.

Administration

The Plan is administered by the Committee. Subject to the express provisions of the Plan, the Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award.

The Committee may delegate some or all of its power and authority under the Plan to the Board, a subcommittee of the Board, the Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate, except that the Committee may not delegate its power and authority to the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in the Plan of an officer or director subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such officer or director.

Eligibility

Participants in the Plan will consist of such officers, other employees, and non-employee directors of the Company and its subsidiaries (and such persons who are expected to become any of the foregoing) as selected by the Committee. Generally, employees at the level of First Vice President and above are eligible for annual awards and certain employees below the level of First Vice President receive awards on a discretionary basis. In 2022 and 2021, the Committee authorized awards to 769 and 512 employees, respectively. Of these employees, in 2022 and 2021, 241 and 162 employees, respectively, were below the level of First Vice President. We expect that the Committee will continue to make awards under the Plan in a manner generally consistent with awards granted in 2022 and 2021.

Dividends; Dividend Equivalents

In no event will dividends or dividend equivalents be paid with respect to options or stock appreciation rights under the Plan. Further, notwithstanding anything to the contrary, with respect to restricted stock, restricted stock units and performance awards, if such award provides for a right to dividends or dividend equivalents, any dividends or dividend rights will be subject to the same vesting requirements as the underlying award and will only be paid at the time that the payment with respect to the underlying award is made.

Stock Options and SARs

The Plan provides for the grant of stock options and SARs. The Committee will determine the conditions to the exercisability of each option and SAR.

Each option will be exercisable for no more than ten (10) years after its date of grant, except with respect to certain options that expire during blackout periods. If the option is an incentive stock option and the optionee owns greater than ten percent (10%) of the voting power of all shares of capital stock of the Company (a "ten percent holder"), then the option will be exercisable for no more than five years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of common stock on the date of grant, unless the option is an incentive stock option and the optionee is a ten percent holder, in which case the exercise price will be the price required by the Internal Revenue Code.



Each SAR will be exercisable for no more than ten (10) years after its date of grant, except with respect to certain SARs that expire during blackout periods. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of common stock on the date of grant, provided that the base price of a SAR granted in tandem with an option (a "tandem SAR") will be the exercise price of the related option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of common stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of common stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment or service of a participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, are determined by the Committee. Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of common stock subject to such option or SAR.

Stock Awards

The Plan provides for the grant of stock awards. The Committee may grant a stock award as a restricted stock award, restricted stock unit award or unrestricted stock award. Unless otherwise specified in the award agreements, restricted stock awards and restricted stock unit awards are subject to forfeiture if the holder does not remain continuously in the employment of the Company during the restriction period or if specified performance measures (if any) are not attained during the performance period. Unrestricted stock awards are not subject to any restriction periods or performance measures.

Unless the agreement relating to a restricted stock award specifies otherwise, the holder of such award will have all rights as a shareholder of the Company, including, but not limited to, voting rights, the right to receive dividends (to the extent the restricted award vests) and the right to participate in any capital adjustment applicable to all holders of common stock.

The agreement awarding restricted stock units will specify (1) whether such award may be settled in shares of common stock, cash or a combination thereof; and (2) whether the holder will be entitled to receive dividend equivalents.

All of the terms relating to vesting of a stock award, or the forfeiture and cancellation of a stock award (i) upon a termination of employment or service, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Committee and reflected in the award agreement.

Cash Awards

The Plan provides for the grant of cash-based awards which may be granted as an element of or a supplement to any other award under the Plan or as a stand-alone award. The terms and conditions relating to such cash-based awards will be set forth in the applicable award agreement.

Performance Awards

The Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of common stock (including shares of restricted stock) or cash or a combination thereof. The agreement relating to a performance award will provide, in the manner determined by the Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Prior to the settlement of a performance award in shares of common stock, the holder of such award has no rights as a shareholder of the Company with respect to such shares. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment or service, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Committee and reflected in the award agreement.

Performance Measures

Under the Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of common stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Committee at the time of grant. Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or



more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). The applicable performance measures may be applied on a pre- or post-tax basis and may be adjusted to include or exclude the impact of one or more items that may affect or alter any performance measure, including, without limitation, restructuring or impairment charges, acquisitions or dispositions, foreign exchange, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring or one-time events affecting the Company or its financial statements, changes in law or accounting principles, or any other event as determined by the Committee.

Change in Control

Subject to the terms of the applicable award agreement, in the event of a Change in Control (as defined in the Plan), the Committee may, in its discretion:

- Require that shares of stock of the corporation resulting from such Change in Control, or a parent corporation thereof, be equitably substituted for some or all of the shares subject to an outstanding award;

- Provide that (A) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (B) the restriction period applicable to some or all outstanding awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (C) the performance period applicable to some or all outstanding awards shall lapse in full or in part, and (D) the performance criteria applicable to some or all outstanding awards shall be deemed to be satisfied at the target or any other level; and/or

- Require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (A) a cash payment in an amount equal to (1) in the case of an option or an SAR, the aggregate number of shares then subject to

the portion of such option or SAR surrendered multiplied by the excess, if any, of the fair market value of a share as of the date of the Change in Control, over the exercise price or grant price per share subject to such option or SAR, (2) in the case of a performance based award denominated in shares, the aggregate number of shares then subject to the portion of such award surrendered to the extent the performance criteria applicable to such award have been satisfied or are deemed satisfied, multiplied by the fair market value of a share as of the date of the Change in Control, and (3) in the case of a performance based award denominated in cash, the value of the award then subject to the portion of such award surrendered to the extent the performance criteria applicable to such award have been satisfied or are deemed satisfied; (B) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

No Repricing

The Committee may not, without the approval of shareholders, (i) reduce the purchase price or base price of any previously granted stock option or SAR, (ii) cancel any previously granted stock option or SAR in exchange for another stock option or SAR with a lower purchase price or base price or (iii) cancel any previously granted stock option or SAR in exchange for cash or another award if the purchase price of such stock option or the base price of such SAR exceeds the fair market value of a share of common stock on the date of such cancellation, in each case, other than in connection with a change in control or pursuant to the plan's adjustment provisions.

Clawback of Awards

The awards granted under the Plan and any cash payment or shares of common stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable award agreement or any clawback or recoupment policy of the Company as may be in effect from time to time, or as otherwise required by law or the rules of any primary securities exchange on which the Company's shares of common stock are listed.

Effective Date, Termination and Amendment

The Plan will become effective as of the date of shareholder approval and will terminate as of the tenth anniversary of the date of such shareholder approval, unless earlier terminated by the Board. The Board may amend the Plan at any time, subject to any requirement of shareholder approval required by applicable law, rule or regulation, including any rule of Nasdaq, and provided that no amendment may be made that seeks to modify the prohibition on repricing of stock options and SARs without shareholder approval under the Plan, or that materially impairs the rights of a holder of an outstanding award without the consent of such holder.



FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Stock Options

A participant will not recognize taxable income at the time an option is granted and the Company will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and the Company will be entitled to a corresponding deduction, subject to Section 162(m) of the Internal Revenue Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the lesser of (1) the excess of the amount realized upon that disposition over the exercise price, and (2) the excess of the fair market value of those shares on the date of exercise over the exercise price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

SARs

A participant will not recognize taxable income at the time SARs are granted and the Company will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

Stock Awards

A participant will not recognize taxable income at the time restricted stock is granted and the Company will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares, plus the amount of any dividends received at such time. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) apply. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

A participant will not recognize taxable income at the time a restricted stock unit is granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

A participant who receives shares of common stock that are not subject to any restrictions under the Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

Section 162(m) Implications

In general, there will be no tax consequences to the Company of awards or exercises of awards made pursuant to the Plan except that the Company will be entitled to a deduction when a participant has compensation income. Any such deduction for certain senior executives will be subject to the limitations of Section 162(m) of the Internal Revenue Code which currently provides that the Company will be denied a deduction for any compensation exceeding $1,000,000 for its chief executive officer, chief financial officer and other named executive officers, as well as certain executives who were formerly in these roles.

NEW PLAN BENEFITS

If the Plan is approved by our shareholders, awards under the Plan will be determined by the Committee in its discretion, and it is, therefore, not possible to predict the awards that will be made to particular participants in the future. For information regarding grants made to our named executive officers under the 2021 Plan for fiscal year 2022, please refer to the discussion beginning on page 55 under "Grants of Plan-Based Awards." For information regarding grants made to our non-employee directors under the 2021 Plan for fiscal year 2022, please refer to the discussion beginning on page 34 under "Compensation of Directors."

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding our equity compensation plans as of December 31, 2022.

Plan Category	Number of shares to be issued upon exercise of outstanding options and rights*	Weighted average exercise price on outstanding options and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by security holders	9,716,200	$8.39	4,988,971
Equity compensation plans not approved by security holders	—	—	—
Total	9,716,200	$8.39	4,988,971

* Amount includes 2,927,031 options outstanding with a weighted average exercise price of $8.39 and 6,789,169 restricted stock units measured at maximum vesting at December 31, 2022.

The Valley Board unanimously recommends a vote "**FOR**" the approval of the Valley National Bancorp 2023 Incentive Compensation Plan.



Information About the Annual Meeting

We are providing this proxy statement in connection with the solicitation of proxies by the Board of Directors for use at our 2023 Annual Meeting and at any adjournment or postponement of the meeting. This year's Annual Meeting will be held in a virtual format through a live audio webcast.

The Board of Directors has opted, as with the 2022 Annual Meeting, to hold a virtual-only Annual Meeting. The Board adopted a virtual format in 2020, and, based on the success of the virtual format used for each Annual Meeting held since 2020, the Board has determined to once again hold a virtual annual meeting. The Board believes that the virtual format provides greater access for shareholders to participate in the Annual Meeting as compared to an in-person meeting held in one geographic location. The virtual meeting format enables consistent opportunities for all shareholders, regardless of their geographic location, to attend the Annual Meeting, thereby facilitating the potential for greater shareholder attendance and engagement.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on February 27, 2023, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/VLY2023, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to proxyvote.com and enter your Control Number.

You will be permitted to submit live questions at the Annual Meeting just as if you were attending a physical meeting. Questions may be submitted starting thirty minutes before the start of the Annual Meeting through www.virtualshareholdermeeting.com/VLY2023. We expect to allow up to 40 minutes to answer questions during the Annual Meeting, including those answered during the "official business" portion of the Annual Meeting and the "Q&A" portion of the Annual Meeting. To allow us to answer questions from as many shareholders as possible, we will limit each shareholder to three questions, one asked with respect to the "official business" portion of the Annual Meeting and two asked with respect to the "Q&A" portion of the Annual Meeting. It will help us if questions are succinct and cover only one topic per question. In addition, Valley will adhere to the following policies:

- Only questions from shareholders will be answered during the Annual Meeting;
- Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together;
- Depending on the volume of questions received, questions submitted will be addressed generally in the order received as time allows; and
- If the volume of questions exceeds the time allotted for the meeting, responses to such additional questions will be posted on our investor relations' website and remain posted for at least two weeks.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting. This proxy statement is first being made available to shareholders on or about March 10, 2023.

E-PROXY

Pursuant to the rules of the SEC, we are furnishing our proxy materials to certain shareholders over the Internet. Most shareholders are receiving by mail an E-Proxy Notice, which provides general information about the annual meeting, the matters to be voted on at the annual meeting, the website on which our proxy statement and annual report are available for review, printing and downloading, and instructions on how to submit proxy votes. The E-Proxy Notice also provides instructions on how to request a paper copy of the proxy materials and how to elect to receive a paper copy of the proxy materials or electronic copy of the proxy materials by e-mail for future meetings.

Shareholders who are current employees of Valley or who have elected to receive proxy materials via electronic delivery will receive via e-mail the proxy statement, annual report and instructions on how to vote. Shareholders who elect to receive paper copies of the proxy materials will receive these materials by mail.

The 2023 notice of Annual Meeting of Shareholders, this proxy statement, the Company's 2023 annual report to shareholders and the proxy card or voting instruction form are referred to as our "proxy materials," and are available electronically at the following website: http:www.valley.com/filings.html.

SHAREHOLDERS ENTITLED TO VOTE

The record date for the meeting is Monday, February 27, 2023. Only holders of common stock of record at the close of business on that date, or their valid proxy holders, are entitled to vote at the virtual meeting or by proxy.

On the record date there were 507,748,997 shares of common stock outstanding. Each share is entitled to one vote on each matter properly brought before the meeting.

HOUSEHOLDING

When more than one holder of our common stock shares the same address, we may deliver only one E-Proxy Notice or set of proxy materials, as applicable, to that address unless we have received contrary instructions from one or more of those shareholders. Similarly, brokers and other intermediaries holding shares of Valley common stock in "street name" for more than one beneficial owner with the same address may deliver only one E-Proxy Notice or set of proxy materials, as applicable, to that address if they have received consent from the beneficial owners of the stock.

We will deliver promptly upon written or oral request a separate copy of the E-Proxy Notice or set of proxy materials, as applicable, to any shareholder of record at a shared address to which a single copy of those documents was delivered. To receive these additional copies, you may write or call Tina Zarkadas, Assistant Vice President, Shareholder Relations Specialist, Valley National Bancorp, at 1455 Valley Road, Wayne, NJ 07470, telephone (973) 305-3380 or e-mail her at tzarkadas@valley.com. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf to request an additional copy of the E-Proxy Notice or set of proxy materials.

If you are a shareholder of record and are either receiving multiple E-Proxy Notices or multiple paper copies of the proxy materials, as applicable, and wish to request future delivery of a single copy or are receiving a single E-Proxy Notice or copy of the proxy materials, as applicable, and wish to request future delivery of multiple copies, please contact Ms. Zarkadas at the address or telephone number above. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf.

PROXIES AND VOTING PROCEDURES

Your vote is important and you are encouraged to submit your proxy promptly. Each proxy submitted will be voted as directed. However, if a proxy solicited by the Board of Directors does not specify how it is to be voted, it will be voted as the Board recommends—that is:

- Item 1 – FOR the election of each of the 13 nominees for director named in this proxy statement;
- Item 2 – FOR the approval, on an advisory basis, of the compensation of our named executive officers;
- Item 3 – that future advisory votes on executive compensation be held every ONE YEAR;
- Item 4 – FOR the ratification of the appointment of KPMG LLP; and
- Item 5 – FOR the approval of the Valley National Bancorp 2023 Incentive Compensation Plan.

HOW TO VOTE

We are offering you four alternative ways to vote your shares:

During the Annual Meeting. If you wish to vote in person at the virtual Annual Meeting, you can do so by going to www.virtualshareholdermeeting.com/VLY2023 during the live audio webcast. Have the information that is printed on your E-Proxy Notice or proxy card available and follow the on-screen instructions.

By Internet. If you wish to vote using the Internet, you can access the web page at www.proxyvote.com and follow the on-screen instructions or scan the QR code on your E-Proxy Notice or proxy card with your smartphone. Have your proxy card available when you access the web page.

By Telephone. If you received a paper copy of the proxy materials and you wish to vote by telephone, call toll-free 1-800-690-6903 or the telephone number on your voting instruction form and follow instructions. Have your E-Proxy Notice or proxy card available when you call.

By Mail. To vote your proxy by mail, please sign your name exactly as it appears on your proxy card, date, and mail your proxy card in the postage-paid envelope provided as soon as possible.

Regardless of the method that you use to vote, you will be able to vote in person or revoke your earlier proxy if you follow the instructions provided below in the section and "Revoking Your Proxy."

If you are an employee or former employee of the Company and hold our shares in our Savings and Investment Plan (401(k) plan), you will receive a separate proxy card representing the total shares you own through this plan. The proxy card will serve as a voting instruction form for the plan trustee. The plan trustee will vote plan shares for which voting instructions are not received in the same proportion as the shares for which instructions were received under the plan.

REVOKING YOUR PROXY

You can revoke your proxy at any time before it is exercised by:

- Delivery of a properly executed, later-dated proxy;
- Voting at the Annual Meeting; or
- A written revocation of your proxy.

A later-dated proxy by mail or written revocation must be received before the meeting by the Corporate Secretary of the Company, Valley National Bancorp, at 1455 Valley Road, Wayne, NJ 07470. You may also revoke your proxy by submitting a new proxy via telephone or the Internet or by voting at the Annual Meeting. You will be able to change your proxy as many times as you wish prior to the Annual Meeting and the last vote received chronologically, including a vote cast at the Annual Meeting, will supersede any prior proxies.

QUORUM REQUIRED TO HOLD THE ANNUAL MEETING

The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote generally for the election of directors is necessary to constitute a quorum at the meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary power to vote with respect to that item and has not received voting instructions from the beneficial owner. Brokers do not have discretionary power to vote on the following items absent instructions from the beneficial owner: the election of directors, the advisory vote on executive compensation, the advisory vote on the frequency of advisory votes on executive compensation or the approval of the Valley National Bancorp 2023 Incentive Compensation Plan.

REQUIRED VOTE

- To be elected to a new term, directors must receive a majority of the votes cast (the number of shares voted "FOR" a nominee must exceed the number of shares voted "AGAINST" the nominee). Each director has executed a resignation letter which becomes effective if he or she does not receive a majority of the votes cast in an election that is not contested and the Board votes to accept the resignation. Abstentions and broker non-votes are not counted as votes cast and have no effect on the election of a director. If there is a contested election (which is not the case in 2023), directors would be elected by a plurality of votes cast at the Annual Meeting.

- The advisory vote on executive compensation will be approved if a majority of the votes cast are voted FOR the proposal. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome.

- The advisory vote on the option of every one (1) year, every two (2) years and every three (3) years that receives the highest number of votes cast by shareholders will be the frequency for future advisory votes on executive compensation that has been selected by shareholders. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome.

- The ratification of the appointment of KPMG LLP will be approved if a majority of the votes cast are voted FOR the proposal. Abstentions are not counted as votes cast and will have no effect on the outcome.

- The Valley National Bancorp 2023 Incentive Compensation Plan will be approved if a majority of the votes cast are voted FOR such proposal. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome.



METHOD AND COST OF PROXY SOLICITATION

This proxy solicitation is being made by our Board of Directors and we will pay the cost of soliciting proxies. Proxies may be solicited by officers, directors and employees of the Company in person, by mail, telephone, facsimile or other electronic means. We will not specially compensate those persons for their solicitation activities. In accordance with the regulations of the SEC and Nasdaq, we will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expense incurred in sending proxies and proxy materials to their customers who are beneficial owners of Valley common stock. We are paying Alliance Advisors Holdings LLC a fee of $8,500 plus out of pocket expenses to assist with solicitation of proxies.

SHAREHOLDER PROPOSALS FOR OUR 2024 ANNUAL MEETING

Shareholders of the Company are entitled to present proposals for consideration at forthcoming shareholder meetings provided that they comply with applicable rules promulgated by the SEC. To be eligible for inclusion in the Company's proxy materials for the 2024 Annual Meeting, a shareholder proposal must be received by our Corporate Secretary at our Morristown, New Jersey office, to be located at 123 Speedwell Avenue, Morristown, NJ 07960, on or before November 11, 2023 (except that if the date of our 2024 Annual Meeting is changed by more than 30 days from the anniversary of the 2023 Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send the proxy materials), and must comply in all respects with Rule 14a-8 of the Exchange Act and any other applicable rules of the SEC.



Other Matters

The Board of Directors is not aware of any other matters that may come before the annual meeting. However, in the event such other matters come before the meeting, it is the intention of the persons named in the proxy to vote on any such matters in accordance with the recommendation of the Board of Directors.

Shareholders are urged to vote by Internet or telephone or sign the enclosed proxy and return it in the enclosed envelope. The proxy is solicited on behalf of the Board of Directors.

By Order of the Board of Directors

Wayne, New Jersey

March 10, 2023

A copy of our Annual Report on Form 10-K (without exhibits) for the year ended December 31, 2022 filed with the Securities and Exchange Commission will be furnished to any shareholder upon written request addressed to Tina Zarkadas, Assistant Vice President, Shareholder Relations Specialist, Valley National Bancorp, 1455 Valley Road, Wayne, New Jersey 07470. Our Annual Report on Form 10-K (without exhibits) is also available on our website at the following link: http:www.valley.com/filings.html.



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Appendix A

Non-GAAP Financial Information

The tables below reconcile certain non-GAAP financial measures determined by methods other than U.S. generally accepted accounting principles (GAAP). The Company believes that these non-GAAP financial measures provide useful supplemental information to both management and investors in understanding Valley's underlying operational performance, business, and performance trends, and may facilitate comparisons of our current and prior performance with the performance of others in the financial services industry. Management utilizes these measures for internal planning, forecasting and analysis purposes. Management believes that Valley's presentation and discussion of this supplemental information, together with the accompanying reconciliations to the GAAP financial measures, also allows investors to view performance in a manner similar to management. These non-GAAP financial measures should not be considered in isolation, as a substitute for or superior to financial measures calculated in accordance with U.S. GAAP. These non-GAAP financial measures may also be calculated differently from similar measures disclosed by other companies.

Tangible book value per common share is computed by dividing shareholders' equity less preferred stock, goodwill and other intangible assets by common shares outstanding as of December 31, 2022 and 2021, as follows:

	As of	
($ in thousands, except for share data)	December 31, 2022	December 31, 2021
Tangible book value per common share (non-GAAP):		
Common shares outstanding	506,374,478	421,437,068
Shareholders' equity (GAAP)	$ 6,400,802	$ 5,084,066
Less: Preferred stock	209,691	209,691
Less: Goodwill and other intangible assets	2,066,392	1,529,394
Tangible common shareholders' equity (Non-GAAP)	$ 4,124,719	$ 3,344,981
Tangible book value per common share (Non-GAAP)	8.15	7.94

Adjusted net income available to common shareholders for the years ended December 31, 2022 and 2021 was computed as follows:

	For the year ended	
	December 31, 2022	December 31, 2021
Adjusted net income available to common shareholders (non-GAAP):		
Net income, as reported (GAAP)	$568,851	$473,840
Add: Losses on extinguishment of debt (net of tax)	—	6,024
Less: Gains on available for sale and held to maturity securities transactions (net of tax)[1]	(69)	(390)
Add: Provision for credit losses (net of tax)[2]	29,282	4,471
Add: Merger related expenses (net of tax)[3]	52,388	6,698
Add: Litigation reserve (net of tax)[4]	—	1,505
Net income, as adjusted (non-GAAP)	$650,452	$492,148
Dividends on preferred stock	13,146	12,688
Net income available to common shareholders, as adjusted (non-GAAP)	637,306	479,460



(1) Included in (losses) gains on securities transactions, net.

(2) Primarily represents provision for credit losses for non-PCD loans and unfunded credit commitments acquired in bank acquisitions.

(3) Merger related expenses are primarily within salary and employee benefits expense, technology, furniture and equipment expense, professional and legal fees, and other expense.

(4) Included in professional and legal fees.

The following table presents our efficiency ratio and a reconciliation of the efficiency ratio adjusted for such items during the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	($ in thousands)		
Total non-interest expense, as reported (GAAP)	$1,024,949	$ 691,542	$ 646,148
Less: Loss on extinguishment of debt (pre-tax)	—	8,406	12,036
Less: Amortization of tax credit investments (pre-tax)	12,407	10,910	13,335
Less: Merger related expenses (pre-tax)(1)	71,203	8,900	1,907
Less: Litigation reserve (pre-tax)(2)	—	2,100	—
Less: Severance expense (mainly branch transformation, pre-tax)(3)	—	—	2,072
Total non-interest expense, as adjusted (non-GAAP)	941,339	661,226	616,798
Net interest income, as reported (GAAP)	1,655,640	1,209,901	1,118,904
Total non-interest income, as reported (GAAP)	206,793	155,013	183,032
Less: Gains on available for sale and held to maturity debt securities transactions, net (pre-tax)(4)	(95)	(545)	(524)
Total net interest income and non-interest income, as adjusted (non-GAAP)	$ 206,698	$ 154,468	$ 182,508
Gross operating income, as adjusted (non-GAAP)	$1,862,338	$1,364,369	$1,301,412
Efficiency ratio, (non-GAAP)	50.55%	48.46%	47.39%

(1) Included primarily within salary and employee benefits expense, technology, furniture and equipment expense, professional and legal fees, and other expense.

(2) Included in professional and legal fees.

(3) Severance expenses are included in salary and employee benefits expense.

(4) Included in (losses) gains on securities transactions, net.

Adjusted earnings per share, basic and diluted, for the years ended December 31, 2022 and 2021 are computed by dividing adjusted net income available to common shareholders by the average number of basic and diluted shares outstanding, as follows:

	For the year ended	
	December 31, 2022	December 31, 2021
Adjusted per common share data (non-GAAP):		
Net income available to common shareholders, as adjusted (non-GAAP)	$ 637,306	$ 479,460
Average number of shares outstanding	485,434,918	407,445,379
Basic earnings per share, as adjusted (non-GAAP)	$ 1.31	$ 1.18
Average number of diluted shares outstanding	487,817,710	410,018,328
Diluted earnings per share, as adjusted (non-GAAP)	$ 1.31	$ 1.17



Adjusted annualized return on average assets for the years ended December 31, 2022 and 2021 is computed by dividing adjusted net income by average assets, as follows:

	For the year ended	
	December 31, 2022	December 31, 2021
Adjusted annualized return on average assets (non-GAAP):		
Net income, as adjusted (non-GAAP)	$ 650,452	$ 492,148
Average assets (GAAP)	$52,182,310	$41,475,682
Annualized return on average assets, as adjusted (non-GAAP)	1.25%	1.19%
Annualized return on average assets (GAAP)	1.09%	1.14%



Appendix B

Peer Group Companies

BankUnited, Inc.

BOK Financial Corporation

Cullen/Frost Bankers, Inc.

First Citizens BancShares, Inc.

F.N.B. Corporation

Hancock Whitney Corporation

New York Community Bancorp, Inc.

PacWest Bancorp

People's United Financial, Inc.

Prosperity Bancshares, Inc.

Signature Bank

SouthState Corporation

Sterling Bancorp, Inc.

Synovus Financial Corp.

TCF Financial Corp.

Texas Capital Bancshares, Inc.

Umpqua Holdings Corporation

Webster Financial Corporation

Western Alliance Bancorporation

Wintrust Financial Corporation



Appendix C

Valley National Bancorp
2023 Incentive Compensation Plan

I. INTRODUCTION

1.1. <u>Purposes</u>. The purposes of the Valley National Bancorp 2023 Incentive Compensation Plan (as amended from time to time, the "<u>Plan</u>") are (i) to align the interests of the Company's shareholders and the recipients of Awards under the Plan by increasing the proprietary interest of such recipients in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining officers, other employees and Non-Employee Directors, and (iii) to motivate such persons to act in the long-term best interests of the Company and its shareholders.

1.2. <u>Certain Definitions</u>.

(a) **"Award"** shall mean any options to purchase Shares in the form of Incentive Stock Options or Nonqualified Stock Options, SARs in the form of Tandem SARs or Free-Standing SARs, Stock Awards in the form of Restricted Stock, Restricted Stock Units or Unrestricted Stock, Performance Awards and Other Cash-Based Awards granted under the Plan.

(b) **"Award Agreement"** shall mean any written or electronic agreement, contract or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by the eligible person to whom it has been so granted. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(c) **"Blackout Period"** shall have the meaning set forth in <u>Section 3.1(b)</u>.

(d) **"Board"** shall mean the Board of Directors of the Company.

(e) **"Change in Control"** shall have the meaning set forth in <u>Section 7.7(b)</u>.

(f) **"Code"** shall mean the Internal Revenue Code of 1986, as amended.

(g) **"Committee"** shall mean the Compensation and Human Resources Committee of the Board, or a subcommittee thereof, consisting of two or more members of the Board, each of whom is intended to be (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of The Nasdaq Stock Market LLC or, if Shares are not listed on The Nasdaq Stock Market LLC, within the meaning of the rules of the principal stock exchange on which Shares are then traded; <u>provided</u>, <u>however</u>, that the "Committee" in regard to exercising any authority and responsibility to grant awards under the Plan to participants who are Non-Employee Directors and to make or take, as the case may be, all required or appropriate determinations and actions in respect of such grants shall mean the Nominating and Corporate Governance Committee of the Board or another Board committee and/or the Board itself, if so determined by the Board.

(h) **"Common Stock"** shall mean the common stock, no par value per share, of the Company, and all rights appurtenant thereto.

(i) **"Company"** shall mean Valley National Bancorp, a New Jersey corporation, and its successors by operation of law.

(j) **"Continuing Directors"** shall have the meaning set forth in <u>Section 7.7(b)</u>.

(k) **"Control Person"** shall have the meaning set forth in <u>Section 7.7(b)</u>.

(l) **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended.

(m) **"Fair Market Value"** shall mean, unless otherwise determined by the Committee from time to time, the closing transaction price of a Share as reported on the Nasdaq Global Select Market on the date as of which such value is being determined or, if Shares are not listed on the Nasdaq Global Select Market, the closing transaction price of a Share on the principal national stock exchange on which Shares are traded on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported; <u>provided</u>, <u>however</u>, that if Shares are not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market



Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code.

(n) **"Free-Standing SAR"** shall mean an SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, Shares (which may be Restricted Stock) or, to the extent provided in the applicable Award Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one Share on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

(o) **"Incentive Stock Option"** shall mean an option to purchase Shares that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

(p) **"Non-Control Transaction"** shall have the meaning set forth in Section 7.7(b).

(q) "**Non-Employee Director"** shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

(r) **"Non-qualified Stock Option"** shall mean an option to purchase Shares which is not an Incentive Stock Option.

(s) **"Other Cash-based Award"** shall mean a cash-denominated award granted under Section 6.1 of the Plan.

(t) **"Performance Award"** shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

(u) **"Performance Measures"** shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder's interest, in the case of a Restricted Stock Award, of the Shares subject to such Award, or, in the case of a Restricted Stock Unit Award or Performance Award, to the holder's receipt of the Shares subject to such Award or of payment with respect to such Award. Such criteria and objectives may be one or more of the following company-wide or subsidiary, division, operating unit or individual measures, including without limitation: the attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time; increase in shareholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total shareholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; book value, tangible book value or growth in book value or tangible book value, interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, or any other objective or subjective measures determined by the Committee. Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or an index of other companies (or a combination of such past and current performance). The applicable performance measures may be applied on a pre- or post-tax basis and may be adjusted to include or exclude one or more components of any performance measure, including, without limitation, restructuring or impairment charges, acquisitions or dispositions, foreign exchange, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles.

(v) **"Performance Period"** shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an Award shall be measured and (ii) the conditions to vesting applicable to an Award shall remain in effect.

(w) **"Prior Plans"** shall mean the Valley National Bancorp 2016 Long-Term Stock Incentive Plan and the 2021 Incentive Compensation Plan, each as amended from time to time.

(x) **"Restricted Stock"** shall mean Shares which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

(y) **"Restricted Stock Award"** shall mean an award of Restricted Stock under the Plan.

(z) **"Restricted Stock Unit"** shall mean a right to receive one Share or, in lieu thereof, the Fair Market Value of such Share in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

(aa) **"Restricted Stock Unit Award"** shall mean an award of Restricted Stock Units under the Plan.



(bb) **"Restriction Period"** shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in the Plan or the Agreement relating to such Award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award shall remain in effect.

(cc) "**Retirement**" with respect to employees means, except as otherwise set forth in the applicable Award Agreement, the retirement from active employment with the Company, but only if such person meets one of the requirements contained below in either clause (i), clause (ii) or clause (iii).

(i) the person has a minimum combined total of Years of Service and age equal to eighty (80); and the person is age fifty-five (55) or older; or

(ii) the person has a minimum of five (5) Years of Service; and the person is age sixty-five (65) or older; or

(iii) the person has a minimum of ten (10) Years of Service; and the person is age sixty (60) or older, and

in the case of (i), (ii) and (iii) only if the person provides thirty (30) days prior written notice to the Company of the retirement.

For Non-Employee Directors, the term "Retirement" shall mean the date on which the Director ceases to be a member of the Board after both attaining age sixty-five (65) and completing at least five (5) years of service on the Board.

(dd) **"SAR"** shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

(ee) **"Shares"** shall mean the shares of the Company's Common Stock. If there has been an adjustment or substitution pursuant to Section 7.6, the term "Shares" shall also include any shares of stock or other securities that are substituted for the Common Stock or into which the Common Stock is adjusted pursuant to Section 7.6.

(ff) **"Stock Award"** shall mean a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

(gg) **"Subsidiary"** shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity.

(hh) **"Substitute Award"** shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock.

(ii) **"Surviving Corporation"** shall have the meaning set forth in Section 7.7(b).

(jj) **"Tandem SAR"** shall mean an SAR which is granted in tandem with, or by reference to, an option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, Shares (which may be Restricted Stock) or, to the extent provided in the applicable Award Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one Share on the date of exercise over the base price of such SAR, multiplied by the number of Shares subject to such option, or portion thereof, which is surrendered.

(kk) **"Tax Date"** shall have the meaning set forth in Section 7.4.

(ll) **"Ten Percent Holder"** shall have the meaning set forth in Section 3.1(a).

(mm) **"Unrestricted Stock"** shall mean Shares which are not subject to a Restriction Period or Performance Measures.

(nn) **"Unrestricted Stock Award"** shall mean an Award of Unrestricted Stock under the Plan.

(oo) "**Years of Service**" shall mean each twelve consecutive month period commencing on the participant's employment date, after which he or she remains employed by the Company or an affiliate. Partial years of service will not be considered. For the avoidance of doubt, Years of Service for an individual who becomes an employee in connection with an asset or stock purchase, merger, or other corporate transaction involving his or her prior employer (an "Acquired Entity") will not include the period of employment with the Acquired Entity.

1.3. Administration. This Plan shall be administered by the Committee. The Committee shall have full power and authority in its sole discretion, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select eligible persons to whom Awards may from time to time be granted; (ii) determine the type or types of Awards, not inconsistent with the provisions of the Plan, to be granted to each



participant; (iii) determine the number of Shares or dollar value to be covered by each Award; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in cash, Shares, or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property, and other amounts payable with respect to an Award made under the Plan shall be deferred, either automatically or at the election of the participant; (vii) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; (viii) determine whether, to what extent, and under what circumstances any Award shall be canceled or suspended; (ix) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (x) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner, and to the extent, that the Committee shall deem desirable to carry it into effect; (xi) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xii) determine whether any Award (other than a Stock Option or SAR) will have dividend equivalents; and (xiii) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

The Committee shall in its sole discretion, subject to the terms of the Plan, interpret the Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of the Plan and may impose, incidental to the grant of an Award, conditions with respect to the Award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on any person receiving or claiming Awards.

The Committee may delegate some or all of its power and authority hereunder to the Board or, subject to applicable law, to the Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in the Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law and under any directors' and officers' liability insurance that may be in effect from time to time.

1.4. Eligibility. Participants in the Plan shall consist of such officers, other employees, and Non-Employee Directors of the Company and persons expected to become officers, other employees, and Non-Employee Directors of the Company as the Committee in its sole discretion may select from time to time. The Committee's selection of a person to participate in the Plan at any time shall not require the Committee to select such person to participate in the Plan at any other time. Except as provided otherwise in an Award Agreement, for purposes of the Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence.

1.5. Treatment of Dividends and Dividend Equivalents on Unvested Awards. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (i) not be paid or credited with respect to such Award or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or times such vesting requirement(s) are satisfied.

II. SHARES AVAILABLE

2.1 Initial Share Reserve. Subject to adjustment as provided in Section 7.6 below, 14,500,000 Shares shall initially be available for all Awards under the Plan, less one (1) Share for every one (1) Share granted under any Prior Plan after December 31, 2022. Subject to adjustment as provided in Section 7.6, no more than 7,500,000 Shares in the aggregate may be issued under the Plan in connection with Incentive Stock Options. After the effective date of the Plan (as provided in Section 7.1), no awards may be granted under any Prior Plan.

2.2 Permitted Addbacks to Share Reserve. If (i) any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), or (ii) after December 31, 2022 any Shares subject to an award under the Prior Plans are forfeited, an



award under the Prior Plans expires or is settled for cash (in whole or in part), then in each such case the Shares subject to such Award or award under the Prior Plans shall, to the extent of such forfeiture, expiration or cash settlement, be added to the shares available for Awards under Section 2.1 of the Plan. In the event that withholding tax liabilities arising from an Award other than an Option or SAR or, after December 31, 2022, an award other than an option or stock appreciation right under the Prior Plans are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, the Shares so tendered or withheld shall be added to the Shares available for Awards under Section 2.1 of the Plan; provided, however, that Shares that again become available for issuance under the Plan pursuant to the preceding clause (ii) shall not increase the numbers of shares that may be granted under the Plan in connection with Incentive Stock Options.

2.3 **No Recycling of Options or SARs**. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the shares authorized for grant under Section 2.1: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or, after December 31, 2022, an option under the Prior Plans, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to Options or SARs or, after December 31, 2022, options or stock appreciation rights under the Prior Plans, (iii) Shares subject to a SAR or, after December 31, 2022, a stock appreciation right under the Prior Plans that are not issued in connection with its stock settlement on exercise thereof, and (iv) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or, after December 31, 2022, options under the Prior Plans.

2.4 **Substitute Awards.** Substitute Awards shall not reduce the Shares authorized for grant under the Plan, nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 2.2 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Non-Employee Directors prior to such acquisition or combination.

2.5 **Source of Shares.** Shares of Common Stock to be delivered under the Plan shall be made available from authorized and unissued Shares, authorized and issued Shares reacquired and held as treasury shares or otherwise or a combination thereof.

2.6 **Director Limit.** The maximum number of Shares subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid during the fiscal year to the Non-Employee Director in respect of such Director's service as a member of the Board during such year (including service as a member or chair of any committees of the Board), shall not exceed $500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

III. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

3.1. **Stock Options.** The Committee may, in its discretion, grant options to purchase Shares to such eligible participants as may be selected by the Committee. Each option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under the Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable:

(a) **Number of Shares and Purchase Price.** The number of Shares subject to an option and the purchase price per share purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per share purchasable upon exercise of an option shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of



capital stock of the Company (or of any parent or Subsidiary) (a "Ten Percent Holder"), the purchase price per share shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an option that is a Substitute Award, the purchase price per share of the shares subject to such option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) **Option Period and Exercisability**. The period during which an option may be exercised shall be determined by the Committee; provided, however, that no option shall be exercised later than ten (10) years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five years after its date of grant; provided, further, that with respect to a Nonqualified Stock Option, if the expiration date of such option occurs during any period when the participant is prohibited from trading in securities of the Company pursuant to the Company's insider trading policy or other policy of the Company or during a period when the exercise of such option would violate applicable securities laws (each, a "Blackout Period"), then the period during which such option shall be exercisable shall be extended to the date that is 30 days after the expiration of such Blackout Period (to the extent permitted by Section 409A of the Code); provided, further that no extension will be made if the purchase price of such Option at the date the initial term would otherwise expire is above the Fair Market Value. The Committee may, in its sole discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole Shares.

(c) **Method of Exercise**. An option may be exercised (i) by giving written notice to the Company specifying the number of whole Shares to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of Shares having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole Shares which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. No Shares shall be issued and no certificate representing Shares shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 7.4, have been paid (or arrangement made for such payment to the Company's satisfaction).

3.2. Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable:

(a) **Number of SARs and Base Price**. The number of SARs subject to an Award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such SAR (or, if earlier, the date of grant of the option for which the SAR is exchanged or substituted).

Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the



time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

(b) **Exercise Period and Exercisability**. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that no SAR shall be exercised later than ten (10) years after its date of grant; provided further, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option; provided, further, if the expiration date of an SAR occurs during any Blackout Period, then the period during which such SAR shall be exercisable shall be extended to the date that is 30 days after the expiration of such Blackout Period (to the extent permitted by Section 409A of the Code); provided, further that no extension will be made if the base price of such SAR at the date the initial term would otherwise expire is above the Fair Market Value. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole Shares and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 4.3(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a shareholder of the Company as determined pursuant to Section 4.3(c). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a shareholder of the Company with respect to the Shares subject to such SAR.

(c) **Method of Exercise**. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No Shares shall be issued and no certificate representing Shares shall be delivered until any withholding taxes thereon, as described in Section 7.4, have been paid (or arrangement made for such payment to the Company's satisfaction).

3.3. Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an option or SAR upon a termination of employment with or service to the Company of the holder of such option or SAR, as the case may be, whether by reason of disability, Retirement, death or any other reason, shall be determined by the Committee and set forth in the applicable Award Agreement.

3.4. No Repricing. The Committee may not without the approval of the shareholders of the Company, (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any previously granted option or SAR in exchange for cash or another Award if the purchase price of such option or the base price of such SAR exceeds the Fair Market Value of a Share on the date of such cancellation, in each case, other than in connection with a Change in Control or the adjustment provisions set forth in Section 7.6.

3.5. Dividend Equivalents. Notwithstanding anything in an Award Agreement to the contrary, the holder of an option or SAR shall not be entitled to receive dividend equivalents with respect to the number of Shares subject to such option or SAR.

IV. STOCK AWARDS

4.1. Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

4.2. Terms of Unrestricted Stock Awards. The number of Shares subject to an Unrestricted Stock Award shall be determined by the Committee. Unrestricted Stock Awards shall not be subject to any Restriction Periods or Performance Measures. Upon the grant of an Unrestricted Stock Award, subject to the Company's right to require payment of any taxes in accordance with Section 7.4, a certificate or certificates evidencing ownership of the requisite number of Shares shall be delivered to the holder of such Award or such shares shall be transferred to the holder in book entry form.



4.3. **Terms of Restricted Stock Awards**. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

(a) **Number of Shares and Other Terms**. The number of Shares subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) **Vesting and Forfeiture**. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of the Plan, for the vesting of the Shares subject to such Award (i) if the holder of such Award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the Shares subject to such Award (x) if the holder of such Award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) **Stock Issuance**. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 7.5, indicating that the ownership of the Shares represented by such certificate is subject to the restrictions, terms and conditions of the Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the Shares subject to the Restricted Stock Award in the event such Award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 7.4, the restrictions shall be removed from the requisite number of any Shares that are held in book entry form, and all certificates evidencing ownership of the requisite number of Shares shall be delivered to the holder of such Award.

(d) **Rights with Respect to Restricted Stock Awards**. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such Award shall have all rights as a shareholder of the Company, including, but not limited to, voting rights, the right to receive dividends subject to Section 1.5, and the right to participate in any capital adjustment applicable to all holders of Common Stock.

4.4. **Terms of Restricted Stock Unit Awards**. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

(a) **Number of Shares and Other Terms**. The number of Shares subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) **Vesting and Forfeiture**. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of the Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such Award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met in whole or in part during a specified Performance Period, and for the forfeiture of the Shares subject to such Award (x) if the holder of such Award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met in whole or in part during a specified Performance Period.

(c) **Settlement of Vested Restricted Stock Unit Awards**. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such Award may be settled in Shares or cash or a combination thereof and (ii) subject to Section 1.5 , whether the holder thereof shall be entitled to receive dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of Shares subject to such Award. Prior to the settlement of a Restricted Stock Unit Award, the holder of such Award shall have no rights as a shareholder of the Company with respect to the Shares subject to such Award.



4.5. Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such Award upon a termination of employment with or service to the Company of the holder of such Award, whether by reason of disability, Retirement, death or any other reason, shall be determined by the Committee and set forth in the applicable Award Agreement.

V. PERFORMANCE AWARDS

5.1. Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.

5.2. Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

(a) **Value of Performance Awards and Performance Measures**. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(b) **Vesting and Forfeiture**. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of the Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met in whole or in part during the specified Performance Period and for the forfeiture of such Award if the specified Performance Measures are not satisfied or met in whole or in part during the specified Performance Period.

(c) **Settlement of Vested Performance Awards**. The Agreement relating to a Performance Award shall specify whether such Award may be settled in Shares (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 4.3(c) and the holder of such Restricted Stock shall have such rights as a shareholder of the Company as determined pursuant to Section 4.3(d). Prior to the settlement of a Performance Award in Shares, including Restricted Stock, the holder of such Award shall have no rights as a shareholder of the Company.

5.3. Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such Award upon a termination of employment with or service to the Company of the holder of such Award, whether by reason of disability, Retirement, death or any other reason, shall be determined by the Committee and set forth in the applicable Award Agreement.

VI. OTHER CASH-BASED AWARDS

6.1. Other Cash-Based Awards. The Committee may grant cash-based Awards to such eligible persons as may be selected by the Committee that provide the opportunity to earn or receive cash payments. Other Cash-Based Awards may be granted as an element of or a supplement to any other Award under the Plan or as a stand-alone Award. The terms and conditions relating to Other Cash-Based Awards shall be set forth in the applicable Award Agreement.

VII. GENERAL

7.1. Effective Date and Term of Plan. This Plan shall be submitted to the shareholders of the Company for approval and, if approved, shall become effective as of the date of such shareholder approval. This Plan shall terminate on the tenth anniversary of the date on which the Company's shareholders approve the Plan, unless earlier terminated by the Board; provided, however, that no Incentive Stock Options shall be granted after the tenth anniversary of the date on which the Plan was approved by the Board. Termination of the Plan shall not affect the terms or conditions of any Award granted prior to termination. Awards hereunder may be made at any time prior to the termination of the Plan.

7.2. Amendments. The Board may amend the Plan as it shall deem advisable; provided, however, that no amendment to the Plan shall be effective without the approval of the Company's shareholders if (i) shareholder approval is required by applicable law, rule or regulation, including any applicable rule of The Nasdaq Stock Market LLC, or (ii) such amendment seeks to modify Section 3.4 hereof; provided further, that no amendment may materially impair the rights of a holder of an outstanding Award without the consent of such holder.



7.3. <u>Non-Transferability</u>. No Award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such Award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an Award, each Award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative or similar person. Except as permitted by the second preceding sentence, no Award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any Award, such Award and all rights thereunder shall immediately become null and void.

7.4. <u>Tax Withholding</u>. The Company shall have the right to require, prior to the issuance or delivery of any Shares or the payment of any cash pursuant to an Award made hereunder, payment by the holder of such Award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such Award. An Agreement may provide that (i) the Company shall withhold whole Shares which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an Award (the "<u>Tax Date</u>"), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole Shares having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole Shares which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the Award.

7.5. <u>Restrictions on Shares</u>. Each Award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the Shares subject to such Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing Shares delivered pursuant to any Award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder and may impose a similar restriction on book entry shares.

7.6. <u>Adjustment</u>. In the event of any equity restructuring that causes the per share value of Shares to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under the Plan, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award (including the number and class of securities subject thereto) and the terms of each outstanding Performance Award (including the number and class of securities subject thereto), shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options and SARs without an increase in the aggregate purchase price or base price and in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

7.7. <u>Change in Control</u>

(a) Subject to the terms of the applicable Award Agreement, in the event of a Change in Control, the Board (as constituted prior to such Change in Control) may, in its discretion:

  (i) provide that (A) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (B) the Restriction Period applicable to some or all outstanding Restricted Stock Awards and Restricted Stock Unit Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (C) the Performance Period applicable to some or all outstanding Awards shall lapse in full or in part, and (D) the Performance Measures applicable to some or all outstanding Awards shall be deemed to be satisfied at the target or any other level;

(ii) require that shares of stock of the corporation resulting from such Change in Control, or a parent corporation thereof, be substituted for some or all of the Shares subject to an outstanding Award, with an appropriate and equitable adjustment to such Award as shall be determined by the Board in accordance with Section 7.6; and/or

(iii) require outstanding Awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (A) a cash payment in an amount equal to (1) in the case of an option or an SAR, the aggregate number of Shares then subject to the portion of such option or SAR surrendered multiplied by the excess, if any, of the Fair Market Value of a Share as of the date of the Change in Control, over the purchase price or base price per Share subject to such option or SAR, (2) in the case of a Stock Award or a Performance Award denominated in Shares, the aggregate number of Shares then subject to the portion of such Award surrendered to the extent the Performance Measures applicable to such Award have been satisfied or are deemed satisfied pursuant to Section 7.7(a)(i), multiplied by the Fair Market Value of a Share as of the date of the Change in Control, and (3) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such Award surrendered to the extent the Performance Measures applicable to such Award have been satisfied or are deemed satisfied pursuant to Section 7.7(a)(i); (B) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

(b) For purposes of the Plan, a "Change in Control" means, unless otherwise provided in an Award Agreement, the occurrence of any one of the following events:

(i) when any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), other than an affiliate of the Company or a Subsidiary or an employee benefit plan established or maintained by the Company, a Subsidiary or any of their respective affiliates, is or becomes the beneficial owner (as defined in Rule 13d-3 of the Exchange Act) directly or indirectly, of securities of the Company representing more than twenty-five percent (25%) of the combined voting power of the Company's then outstanding securities (a "Control Person");

(ii) the consummation of (A) a transaction, other than a Non-Control Transaction, pursuant to which the Company is merged with or into, or is consolidated with, or becomes the subsidiary of another corporation, (B) a sale or disposition of all or substantially all of the Company's assets or (C) a plan of liquidation or dissolution of the Company; or

(iii) if during any period of two (2) consecutive years, individuals (the "Continuing Directors") who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof or, following a Non-Control Transaction, a majority of the board of directors of the Surviving Corporation; provided that any individual whose election or nomination for election as a member of the Board (or, following a Non-Control Transaction, the board of directors of the Surviving Corporation) was approved by a vote of at least two-thirds of the Continuing Directors then in office shall be considered a Continuing Director.

For purposes of this paragraph: (I) the Company will be deemed to have become a subsidiary of another corporation if any other corporation (which term shall include, in addition to a corporation, a limited liability company, partnership, trust, or other organization) owns, directly or indirectly, 50 percent or more of the total combined outstanding voting power of all classes of stock of the Company or any successor to the Company; (II) "Non-Control Transaction" means a transaction in which the Company is merged with or into, or is consolidated with, or becomes the subsidiary of another corporation pursuant to a definitive agreement providing that at least a majority of the directors of the Surviving Corporation immediately after the transaction are persons who were directors of the Company on the day before the first public announcement relating to the transaction; (III) "Surviving Corporation" means (A) in a transaction in which the Company becomes the subsidiary of another corporation, the ultimate parent entity of the Company or the Company's successor, and (B) in any other transaction pursuant to which the Company is merged with or into another corporation, the surviving or resulting corporation in the merger or consolidation.



7.8. <u>Deferrals</u>. The Committee may determine that the delivery of Shares or the payment of cash, or a combination thereof, upon the exercise or settlement of all or a portion of any Award (other than Awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of Awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

7.9. <u>No Right of Participation, Employment or Service</u>. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in the Plan. Neither the Plan nor any Award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

7.10. <u>No Fractional Shares</u>. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

7.11. <u>Designation of Beneficiary</u>. To the extent permitted by the Company, a holder of an Award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding Award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

7.12. <u>Governing Law</u>. This Plan, each Award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of New Jersey and construed in accordance therewith without giving effect to principles of conflicts of laws.

7.13. <u>Foreign Employees</u>. Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals and/or reside outside the U.S. on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

7.14. <u>Awards Subject to Clawback</u>. The Awards granted under the Plan and any cash payment or Shares delivered pursuant to an Award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Award Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company has adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 1-11277

VALLEY NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

New Jersey	**22-2477875**
(State or other jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
One Penn Plaza	
New York, NY	**10119**
(Address of principal executive office)	**(Zip code)**

973-305-8800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of exchange on which registered
Common Stock, no par value	VLY	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series A, no par value	VLYPP	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series B, no par value	VLYPO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.)   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☑	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☐		☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐   No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $5.2 billion on June 30, 2022.

There were 507,748,997 shares of Common Stock outstanding at February 27, 2023.

Documents incorporated by reference:

Certain portions of the registrant's Definitive Proxy Statement (the "2023 Proxy Statement") for the 2023 Annual Meeting of Shareholders to be held April 24, 2023 will be incorporated by reference in Part III. The 2023 Proxy Statement will be filed within 120 days of December 31, 2022.

TABLE OF CONTENTS

Item 1.   Business

The disclosures set forth in this item are qualified by Item 1A.—Risk Factors and the section captioned "Cautionary Statement Concerning Forward-Looking Statements" in Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of this Annual Report on Form 10-K (referred to as this "report") and other cautionary statements set forth elsewhere in this report.

General

Valley National Bancorp, headquartered in Wayne, New Jersey, is a New Jersey corporation organized in 1983 and is registered as a bank holding company and a financial holding company with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (BHC Act). The words "Valley," "the Company," "we," "our" and "us" refer to Valley National Bancorp and its subsidiaries, unless we indicate otherwise. At December 31, 2022, Valley had consolidated total assets of $57.5 billion, total net loans of $46.5 billion, total deposits of $47.6 billion and total shareholders' equity of $6.4 billion.

Valley advertises and identifies itself under the trade names "Valley Bank" and "Valley".

Valley's principal subsidiary, Valley National Bank (commonly referred to as the "Bank" in this report), has been chartered as a national banking association under the laws of the United States since 1927. Valley and the Bank offer a full suite of national and regional banking solutions through various commercial, private banking, retail, insurance and wealth management financial services products. Valley provides personalized service and customized solutions to assist its customers with their financial service needs. Our solutions include, but are not limited to, traditional consumer and commercial deposit and lending products, commercial real estate financing, asset-based loans, small business loans, equipment financing, insurance and wealth management solutions, and personal financing solutions, such as residential mortgages, home equity loans and automobile financing. Valley also offers niche financial services, including loan and deposit products for homeowners associations, insurance premium financing, cannabis-related business banking and venture banking, which we offer nationally.

The Bank also provides convenient account access to customers through a number of account management services, including access to more than 200 branch locations across New Jersey, New York, Florida, Alabama, California and Illinois; online, mobile and telephone banking; drive-in and night deposit services; ATMs; remote deposit capture; and safe deposit facilities. In addition, certain international banking services are available to customers, including standby letters of credit, documentary letters of credit and related products, and certain ancillary services, such as foreign exchange transactions, documentary collections, and foreign wire transfers.

Valley's consolidated subsidiaries include the Bank, as well as subsidiaries with the following primary functions: an insurance agency offering property and casualty, life and health insurance; asset management advisers that are registered investment advisers with the Securities and Exchange Commission (SEC); registered securities broker-dealers with the SEC and members of the Financial Industry Regulatory Authority (FINRA); a title insurance agency in New York which also provides services in New Jersey; an advisory firm specializing in the investment and management of tax credits; and a subsidiary which specializes in health care equipment lending and other commercial equipment leases.

Recent Acquisitions

Bank Leumi Le-Israel Corporation. On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as "Bank Leumi USA". Bank Leumi USA maintained its headquarters in New York City with commercial banking offices in Chicago, Los Angeles, Palo Alto, and Aventura, Florida. The common shareholders of Bank Leumi USA received 3.8025 shares of Valley common stock and $5.08 in cash for each Bank Leumi USA common share that they owned. As a result, Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. Based on Valley's closing stock price on March 31, 2022, the transaction was valued at $1.2 billion, inclusive of the value of options. As a result of the acquisition, Bank Leumi Le-Israel B.M. owned approximately 14 percent of Valley's common stock as of April 1, 2022.

The Westchester Bank Holding Corporation. On December 1, 2021, Valley completed its acquisition of The Westchester Bank Holding Corporation (Westchester) and its principal subsidiary, The Westchester Bank, which was headquartered in White Plains, New York. As of December 1, 2021, Westchester had approximately $1.4 billion in assets, $915.0 million in loans, and $1.2 billion in deposits, after purchase accounting adjustments, and a branch network of seven locations in Westchester County, New York. The common shareholders of Westchester received 229.645 shares of Valley common stock for each Westchester share they owned prior to the merger. The total consideration for the merger was $211.1 million, consisting of approximately 15.7 million shares of Valley common stock.

Dudley Ventures. On October 8, 2021, Valley acquired certain subsidiaries of Arizona-based Dudley Ventures (DV), an advisory firm specializing in the investment and management of tax credits. The transaction included the acquisition of DV Fund Advisors and DV Advisory Services, which were both subsequently merged and renamed Dudley Ventures, as well as DV's community development entity, DV Community Investment. On November 16, 2021, Valley also acquired DV Financial Services, a registered broker-dealer regulated by FINRA, which is largely inactive. The DV related acquisitions support our efforts to build differentiated sources of non-interest income.

See Note 2 to the consolidated financial statements for further details on these and other acquisitions.

Operating Segments

Our operating segments are reassessed by management, at least on an annual basis, to ensure the proper identification and reporting of our operating segments. Valley re-evaluated its segment reporting during the second quarter 2022 to consider the Bank Leumi USA acquisition on April 1, 2022, along with other factors, including changes in the internal structure of operations, discrete financial information reviewed by key decision-makers, balance sheet management strategies and personnel. As a result, Valley currently reports the results of its operations and manages its business through three operating segments: Commercial Banking, Consumer Banking and Treasury and Corporate Other. Valley's Wealth Management and Insurance Services Division, comprised of trust, asset management, insurance and tax credit advisory services, is a reporting unit within the consumer banking segment. See Note 21 to the consolidated financial statements for additional details, including the financial performance of our operating segments.

Commercial Banking

Commercial and industrial loans. Commercial and industrial loans totaled approximately $8.8 billion and represented 18.8 percent of the total loan portfolio at December 31, 2022. During 2022, we acquired $2.4 billion of commercial and industrial loans from Bank Leumi USA. We make commercial loans to small and middle market businesses most often located in New Jersey, New York, and Florida, as well as lending on a national basis within our specialty lines of business. A significant proportion of Valley's commercial and industrial loan portfolio is granted to long-standing customers of proven ability, strong repayment performance, and high character. Underwriting standards are designed to assess the borrower's ability to generate recurring cash flow sufficient to meet the debt service requirements of loans granted. While such recurring cash flow serves as the primary source of repayment, most of the loans are collateralized by borrower assets intended to serve as a secondary source of repayment should the need arise. Anticipated cash flows of borrowers, however, may not occur as expected and the collateral securing these loans may fluctuate in value. In the case of loans secured by accounts receivable, the ability of the borrower to collect all amounts due from its customers may be impaired. Our loan decisions include consideration of a borrower's willingness to repay debts, collateral coverage, standing in the community and other forms of support. Strong consideration is given to long-term existing customers that have maintained a favorable relationship with the Bank. Commercial loan products offered consist of term loans for equipment purchases, working capital lines of credit that assist our customers' financing of accounts receivable and inventory, and commercial mortgages for owner occupied properties. Working capital advances are generally used to finance seasonal requirements and are repaid at the end of the cycle. Short-term commercial business loans may be collateralized by a lien on accounts receivable, inventory, equipment and/or partly collateralized by real estate. Short-term loans may also be made on an unsecured basis based on a borrower's financial strength and past performance. Whenever possible, we obtain the personal guarantee of the borrower's principals to mitigate the risk. Unsecured loans, when made, are generally granted to the Bank's most creditworthy borrowers. Unsecured commercial and industrial loans totaled $555.3 million (including $33.6 million of SBA guaranteed PPP loans) at December 31, 2022. In addition, we provide financing to the health care and industrial equipment leasing market through our leasing subsidiary, Highland Capital Corp.

Valley National Bank is a certified SBA lender and originated $3.2 billion in Paycheck Protection Program (PPP) loans authorized by the CARES Act during 2020 and 2021. The approximate 21,500 PPP loans to local businesses provided critical funding during an unprecedented economic crisis caused by the COVID-19 pandemic. Valley supported small businesses throughout the entire PPP process including assistance with the subsequent PPP loan forgiveness process. At December 31, 2022, Valley had $33.6 million of PPP loans that remained outstanding as compared to $436.0 million at December 31, 2021.

Commercial real estate loans. Commercial real estate and construction loans totaled $29.4 billion and represented 62.7 percent of the total loan portfolio at December 31, 2022. During 2022, we acquired $3.1 billion of commercial real estate loans from Bank Leumi USA. We originate commercial real estate loans that are secured by various diversified property types across the New York metropolitan area (New Jersey, New York and Pennsylvania), Florida and our other primary market footprints. Property types in this portfolio range from multi-family residential properties to non-owner occupied commercial, industrial/

warehouse and retail. Loans are generally written on an adjustable basis with rates tied to a specifically identified market rate index. Adjustment periods generally range between five to ten years and repayment is generally structured on a fully amortizing basis for terms up to thirty years. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans but generally they involve larger principal balances and longer repayment periods as compared to commercial and industrial loans. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real property. Repayment of most loans is dependent upon the cash flow generated from the property securing the loan or the business that occupies the property. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy and accordingly, conservative loan to value ratios are required at origination, as well as stress tested to evaluate the impact of market changes relating to key underwriting elements. The properties securing the commercial real estate portfolio represent diverse types, with most properties located within Valley's primary markets. With respect to loans to developers and builders, we originate and manage construction loans structured on either a revolving or a non-revolving basis, depending on the nature of the underlying development project. Our construction loans totaling approximately $3.7 billion at December 31, 2022 are generally secured by the real estate to be developed and may also be secured by additional real estate to mitigate the risk. During 2022, we acquired $834 million of construction loans from Bank Leumi USA. Within our construction portfolio, we have a diverse mix of both residential (for sale and rental) and commercial development projects. Non-revolving construction loans often involve the disbursement of substantially all committed funds with repayment substantially dependent on the successful completion and sale, or lease, of the project. Sources of repayment for these types of loans may be from pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from Valley until permanent financing is obtained elsewhere. Revolving construction loans (generally relating to single-family residential construction) are controlled with loan advances dependent upon the presale of housing units financed. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Consumer Banking

Residential mortgage loans. Residential mortgage loans totaled $5.4 billion and represented 11.4 percent of the total loan portfolio at December 31, 2022. Our residential mortgage loans include fixed and variable interest rate loans located mostly in New Jersey, New York and Florida. Valley's ability to be repaid on such loans is closely linked to the economic and real estate market conditions in our lending markets. We also make mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area is generally made in support of existing customer relationships, as well as targeted purchases of loans guaranteed by third parties. Mortgage loan originations are based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. Appraisals and valuations of real estate collateral are contracted through an approved appraisal management company. The appraisal management company adheres to all regulatory requirements. The Bank's appraisal management policy and procedure is in accordance with regulatory requirements and guidance issued by the Bank's primary regulator. Credit scoring, using FICO® and other proprietary, credit scoring models is employed in the ultimate, judgmental credit decision by Valley's underwriting staff. Valley does not use third party contract underwriting services. In deciding whether to originate each residential mortgage, Valley considers the qualifications of the borrower, the value of the underlying property and other factors that we believe are predictive of future loan performance. Valley originated first mortgages include both fixed rate and adjustable rate mortgage (ARM) products with 10-year to 30-year maturities. The adjustable rate loans have a fixed-rate, fixed payment, introductory period of 5 to 10 years that is selected by the borrower. Additionally, Valley originates jumbo residential mortgage loans, which are mostly fixed-rate with 30-year maturities. At December 31, 2022, fixed and adjustable rate jumbo residential mortgage loans totaled approximately $2.6 billion and $1.1 billion, respectively. Interest-only (i.e., non-amortizing) residential mortgage loans within our jumbo portfolio totaled $193.3 million (or 3.60 percent of the total residential mortgage loan portfolio) at December 31, 2022. The Bank services certain residential mortgage portfolios, and it is compensated for loan administrative services performed for mortgage servicing rights related primarily to loans originated and sold by the Bank. See Notes 5 and 8 to the consolidated financial statements for further details.

Other consumer loans. Other consumer loans totaled $3.3 billion and represented 7.1 percent of the total loan portfolio at December 31, 2022. Our other consumer loan portfolio is primarily comprised of direct and indirect automobile loans, loans secured by the cash surrender value of life insurance, home equity loans and lines of credit, and to a lesser extent, secured and unsecured other consumer loans (including credit card loans). Valley is an auto lender in New Jersey, New York, Pennsylvania, Florida, Connecticut, Delaware and Alabama offering indirect auto loans secured by either new or used automobiles. Automobile originations (including light truck and sport utility vehicles) are largely produced via indirect channels, originated through approved automobile dealers. Our indirect auto lending model in Florida and Alabama uses New Jersey based underwriting and loan servicing platform. The Florida auto dealer network generated approximately $134.1 million and $143.6 million of auto loans in 2022 and 2021, respectively, while the auto loans originated from Alabama totaled $29.5 million in 2022 as compared to $49.4 million in 2021. Home equity lending consists of both fixed and variable interest rate products mainly to provide home equity loans to our residential mortgage customers or take a secondary position to another lender's first lien position within the footprint of our primary lending territories. We generally will not exceed a combined (i.e., first and second mortgage) loan-to-value ratio of 80 percent when originating a home equity loan. Other consumer loans include direct consumer term loans, both secured and unsecured, but are largely comprised of personal lines of credit secured by cash surrender value of life insurance. The product is mainly originated through the Bank's retail branch network and third party financial advisors. Unsecured consumer loans totaled approximately $63.8 million, including $16.8 million of credit card loans, at December 31, 2022.

Wealth Management. Our Wealth Management and Insurance Services Division provides asset management advisory, brokerage, trust, commercial, personal and title insurance, and tax credit advisory services. Asset management advisory services include investment services for individuals and small to medium sized businesses, trusts and custom-tailored investment strategies designed for various types of retirement plans. Our brokerage services mainly facilitate the buying and selling of registered securities for banking clients. Trust services include living and testamentary trusts, investment management, custodial and escrow services, and estate administration primarily to individuals. Tax credit advisory services include sourcing, syndication, and structuring federal and state tax credits for commercial customers and development projects.

Treasury and Corporate Other

Although we are primarily focused on our lending and wealth management services, a large portion of our income is generated through investments in various types of securities. Treasury and Corporate Other largely consists of the Treasury managed held to maturity and available for sale debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. As of December 31, 2022, our total investment securities and interest bearing deposits with banks were $5.2 billion and $503.6 million, respectively. See the "Investment Securities Portfolio" section of the MD&A and Note 4 to the consolidated financial statements for additional information concerning our investment securities.

Changes in Loan Portfolio Composition

At December 31, 2022 and 2021, approximately 75 percent of Valley's gross loans totaling $46.9 billion and $34.2 billion, respectively, consisted of commercial real estate (including construction loans), residential mortgage and home equity loans. The remaining 25 percent at both December 31, 2022 and 2021, respectively, consisted of loans not collateralized by real estate. Valley has no internally planned changes that would significantly impact the current composition of our loan portfolio by loan type. However, we have continued to diversify the types of borrowers within our geographic concentrations in New Jersey, the New York City metropolitan area, including Westchester County, New York, and Florida. Many external factors outlined in Item 1A. Risk Factors, the "Executive Summary" section of Item 7. MD&A, and elsewhere in this report may impact our ability to maintain the current composition of our loan portfolio. See the "Loan Portfolio" section in Item 7. MD&A in this report for further discussion of our loan composition and concentration risks.

The following table presents the loan portfolio and loans held for sale by segments by state and our percentage of total loans by state at December 31, 2022.

	Loan Portfolio and Loans Held for Sale by Segment:					
	Commercial and Industrial	Commercial Real Estate	Residential	Consumer	Total	% of Total
New York	$ 2,030,012	$ 10,399,920	$ 1,455,664	$ 907,999	$ 14,793,595	32 %
Florida	2,316,846	7,956,045	1,412,092	498,723	12,183,706	26
New Jersey	1,778,539	6,049,451	1,805,649	1,190,865	10,824,504	23
California	479,433	1,040,358	96,476	45,030	1,661,297	4
Illinois	217,778	429,732	4,621	34,822	686,953	1
Alabama	65,215	375,300	36,550	81,583	558,648	1
Other	1,917,007	3,182,062	571,616	555,930	6,226,615	13
Total	$ 8,804,830	$ 29,432,868	$ 5,382,668	$ 3,314,952	$ 46,935,318	100 %
Less: Loans held for sale, at fair value	—	—	18,118	—	18,118	
Total loan portfolio	$ 8,804,830	$ 29,432,868	$ 5,364,550	$ 3,314,952	$ 46,917,200	

Risk Management

Financial institutions must manage a variety of business risks that can significantly affect their financial performance. Significant risks we confront are credit risks and asset/liability management risks, which include interest rate and liquidity risks. Credit risk is the risk of not collecting payments pursuant to the contractual terms of loan, lease and investment assets. Interest rate risk results from changes in interest rates which may impact the re-pricing of assets and liabilities in different amounts or at different dates. Liquidity risk is the risk that we will be unable to fund obligations to loan customers, depositors or other creditors at a reasonable cost.

Valley's Board performs its risk oversight function primarily through several standing committees, including the Risk Committee, all of which report to the full Board. The full Board regularly engages in discussions of risk management and receives reports on risk factors from our executive management, other Company officers and the chair of the Risk Committee. The Risk Committee assists the Board with among other things, oversight of management's established enterprise-wide risk management framework and risk culture which are intended to align with Valley's strategic plan and which the Risk Committee deems appropriate for Valley's capital, business activities, size and risk appetite. Management utilizes the enterprise-wide risk management framework to holistically manage and monitor risks across the organization and to aggregate and manage the risk appetite approved by the board. As part of the risk management framework, the Risk Committee reviews and recommends to the Board risk tolerances and limits for strategic, credit, interest rate, price, liquidity, compliance, operational (including cyber and information security risk), and reputation risks, oversees risk management within those tolerances and monitors compliance with applicable laws and regulations. With guidance from and oversight by the Risk Committee, management continually refines and enhances its risk management policies, procedures and monitoring programs to be able to adapt to changing risks.

Valley continues to internally run stress tests of its capital position that are subject to review by Valley's primary regulators. The Bank's 2022 Capital Stress Test included a climate related scenario that considered geographical climate events within the Bank's diverse footprint. The results of the internal stress tests are considered in combination with other risk management and monitoring practices at Valley to maintain an overall risk management program.

Cyber Security

Information security is a significant operational risk for Valley. Information security includes the risk of losses resulting from cyber-attacks. Valley frequently experiences attempted cyber security attacks against its systems as described in Item 1A. To date, there have been no incidents that have resulted in material losses or significant disruption of services to our customers. Over the last several years, we have continued to significantly increase the resources dedicated to cybersecurity. We believe that further increases are likely to be required in the future, in anticipation of increases in the sophistication and persistence of cyber-attacks. We employ personnel dedicated to overseeing the infrastructure and systems necessary to defend against cyber security incidents. Senior management is briefed on information and cyber security matters, preparedness and any incidents requiring a response.

Valley's Board, through its Risk Committee, has primary oversight responsibility for information security and receives regular updates and reporting from management on information and cyber security matters, including information related to any third-party assessments of Valley's cyber program. Management regularly updates Valley's information security policies to address these matters and are presented to the Risk Committee for approval.

We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures and if we experience a cyber security breach of customer data, to make required notifications to customers and disclosure to government officials. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access is a high priority for us. While we have confidence in our cyber security practices and personnel, we also know we are not immune from a costly and successful attack.

Credit Risk Management and Underwriting Approach

Credit risk management. For all loan types, we adhere to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk appetite. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board of Directors annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by a Credit Committee. A reporting system supplements the review process by providing management with frequent reports concerning loan production, loan quality, internal loan classifications, concentrations of credit, loan delinquencies, non-performing and potential problem loans. Loan portfolio diversification is an important factor utilized by us to manage the portfolio's risk across business sectors, geographic markets and through cyclical economic circumstances.

Our historical and current loan underwriting practice prohibits the origination of payment option adjustable residential mortgages which allow for negative interest amortization and subprime loans. Virtually all of our residential mortgage loan originations in recent years have conformed to rules requiring documentation of income, assets sufficient to close the transactions and debt to income ratios that support the borrower's ability to repay under the loan's proposed terms and conditions. These rules are applied to all loans originated for retention in our portfolio or for sale in the secondary market.

Loan underwriting and loan documentation. Loan approvals are well documented in accordance with specific and detailed underwriting policies and verification procedures. General underwriting guidance is consistent across all loan types with possible variations in procedures and due diligence dictated by specific loan requests. Due diligence standards require acquisition and verification of sufficient financial information to determine a borrower's or guarantor's credit worthiness, capital support, capacity to repay, collateral support, and character. Credit worthiness is generally verified using personal or business credit reports from independent credit reporting agencies. Capacity to repay the loan is based on verifiable liquidity and earnings capacity as shown on financial statements and/or tax returns, banking activity levels, operating statements, rent rolls or independent verification of employment. Finally, collateral valuation is determined via appraisals from independent, bank-approved, certified or licensed property appraisers, valuation services, or readily available market resources.

Types of collateral. Loan collateral, when required, may consist of any one or a combination of the following asset types depending upon the loan type and intended purpose: commercial or residential real estate; general business assets including working assets such as accounts receivable, inventory, or fixed assets such as equipment or rolling stock; marketable securities or other forms of liquid assets such as bank deposits or cash surrender value of life insurance; automobiles; or other assets wherein adequate protective value can be established and/or verified by reliable outside independent appraisers. In addition to these types of collateral, we, in many cases, will obtain the personal guarantee of the borrower's principals or an affiliated corporate entity to mitigate the risk of certain commercial and industrial loans and commercial real estate loans. Valley does not accept crypto assets as loan collateral.

Many times, we will underwrite loans to legal entities formed for the limited purpose of the business which is being financed. Credit granted to these entities and the ultimate repayment of such loans is primarily based on the cash flow generated from the property securing the loan or the business that occupies the property. The underlying real property securing the loans is considered a secondary source of repayment, and normally such loans are also supported by guarantees of the legal entity members. Absent such guarantees or approval by our credit committee, our commercial real estate underwriting guidelines require that the loan to value ratio (at origination) should not exceed 60 percent, except for certain low risk loan categories where the loan to value ratio requirement may be higher, based on the estimated market value of the property as established by an independent licensed appraiser.

Reevaluation of collateral values. Commercial loan renewals, refinancings and other subsequent transactions that include the advancement of new funds or result in the extension of the amortization period beyond the original term, require a new or updated appraisal. Renewals, refinancings and other subsequent transactions that do not include the advancement of new funds (other than for reasonable closing costs) or, in the case of commercial loans, the extension of the amortization period beyond the original term, do not require a new appraisal unless management believes there has been a material change in market conditions or the physical aspects of the property which may negatively impact the collectability of our loan. In general, the period of time an appraisal continues to be relevant will vary depending upon the circumstances affecting the property and the marketplace. Examples of factors that could cause material changes to reported values include the passage of time, the volatility of the local market, the availability of financing, the inventory of competing properties, new improvements to, or lack of maintenance of, the subject or competing surrounding properties, changes in zoning and environmental contamination.

Certain collateral-dependent loans are reported at the fair value of the underlying collateral (less estimated selling costs) if repayment is expected solely from the collateral and are commonly referred to as "collateral dependent loans." Commercial real estate loans are collateralized by real estate and construction loans are generally secured by the real estate to be developed and may also be secured by additional real estate or other collateral to mitigate the risk. Residential and home equity loans are collateralized by residential real estate. Collateral values for such existing loans are typically estimated using individual appraisals performed every 12 months (or 18 months for collateral dependent loans less than $1.0 million with current loan to value ratios not exceeding 75 percent). Between scheduled appraisals, property values are monitored within the commercial portfolio by reference to recent trends in commercial property sales as published by leading industry sources. Property values are monitored within the residential mortgage portfolio by reference to available market indicators, including real estate price indices within Valley's primary lending areas.

All refinanced residential mortgage loans to be held in our loan portfolio require either a new appraisal or a new evaluation in accordance with our appraisal policy. However, certain residential mortgage loans may be originated for sale and sold without new appraisals when the investor (Fannie Mae or Freddie Mac) accepts a refinance of an existing government sponsored enterprise loan without the benefit of a new appraisal. Additionally, all loan types are assessed for full or partial charge-off when they are between 90 and 120 days past due (or sooner when the borrowers' obligation has been released in bankruptcy) based upon their estimated net realizable value. See Note 1 to our consolidated financial statements for additional information concerning our loan portfolio risk elements, credit risk management and our loan charge-off policy.

Loan Renewals and Modifications

In the normal course of our lending business, we may renew loans to existing customers upon maturity of the existing loan. These renewals are granted provided that the new loan meets our standard underwriting criteria for such loan type. Additionally, on a case-by-case basis, we may extend, restructure, or otherwise modify the terms of existing loans from time to time to remain competitive and retain certain profitable customers, as well as assist customers who may be experiencing financial difficulties. If the borrower is experiencing financial difficulties and a concession has been made at the time of such modification, the loan is classified as a troubled debt restructured loan (TDR).

The majority of the concessions made for TDRs involve an extension of the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate, lowering the monthly payments on loans through either a reduction in interest rate below a market rate or a combination of these two methods. Concessions rarely result in the forgiveness of principal or accrued interest. In addition, Valley frequently obtains additional collateral or guarantor support when modifying such loans. If the borrower has demonstrated performance under the previous terms and Valley's underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible.

Extension of Credit to Past Due Borrowers

Loans are placed on non-accrual status generally when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. Valley prohibits the advancement of additional funds on non-accrual loans, TDRs and CARES Act loan modifications, except under certain workout plans if such extension of credit is intended to mitigate losses.

Allowance for Credit Losses

We maintain an allowance for credit losses (ACL) for financial assets measured at amortized cost. The ACL consists of the allowance for loan losses and unfunded loan commitments (combined the "allowance of credit losses for loans"), and the allowance for credit losses for held to maturity securities. The estimate of expected credit losses under the current expected credit losses (CECL) methodology adopted on January 1, 2020 is based on relevant information about the past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Our CECL methodology to estimate the allowance for loan losses has two components: (i) a collective reserve component for estimated lifetime expected credit losses for pools of loans that share common risk characteristics and (ii) an individual reserve component for loans that do not share risk characteristics, consisting of collateral dependent, TDR, and expected TDR loans. The allowance for unfunded credit commitments mainly consists of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit valued using a similar methodology as used for loans. Valley estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. Management's estimate of expected losses inherent in these off-balance sheet credit exposures also incorporates estimated utilization rate over the commitment's contractual period or an expected pull-through rate for new loan commitments. To measure the expected credit losses on held to maturity debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. The amount of ACL is based on ongoing, quarterly assessments by management. See Note 1 to the consolidated financial statements for further discussion regarding CECL methodology.

Loans Originated by Third Parties

The Bank makes purchases of various types of commercial loans and loan participations and residential mortgage loans originated by, and sometimes serviced by, other financial institutions. We generally do not purchase other types of loans. The loan purchase decision is usually based on several factors, including current loan origination volumes, market interest rates, excess liquidity, our continuous efforts to meet the credit needs of certain borrowers under the Community Reinvestment Act (CRA), as well as other asset/liability management strategies. Valley purchased approximately $36.6 million and $58.3 million of 1-4 family loans, qualifying for CRA purposes during 2022 and 2021, respectively. All purchased loans are selected using Valley's normal underwriting criteria at the time of purchase, or in some cases guaranteed by third parties. Purchased commercial and industrial, and commercial real estate participation loans are, at times seasoned loans with expected shorter durations, but generally purchased at inception. Additionally, each purchased participation loan is stress-tested by Valley to assure its credit quality.

Purchased commercial loans (including commercial and industrial and commercial real estate participation loans) and residential mortgage loans totaled approximately $1.1 billion and $493.4 million, respectively, at December 31, 2022 representing 3.4 percent, and 9.2 percent of our total commercial and residential mortgage loans, respectively.

At December 31, 2022, 2.7 percent of commercial loans originated by third parties were past due 30 days or more, which represented 9.5 percent of our total commercial loan portfolio delinquencies, and 2.7 percent of residential mortgage loans originated by third parties were past due 30 days or more which represented 28.2 percent of our total residential mortgage portfolio delinquencies.

Additionally, Valley has performed credit due diligence on the majority of the loans acquired in its bank acquisitions (disclosed under the "Recent Acquisitions" section above) in determining their fair value as of the acquisition date. See the "Loan Portfolio" section of our MD&A of this report below for additional information.

Competition

Valley National Bank is one of the largest commercial banks headquartered in New Jersey, with its top markets located in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida and Alabama. Valley ranked 16th in competitive ranking and market share based on the deposits reported by 162 FDIC-insured financial institutions in the New York, Northern New Jersey and Long Island deposit markets as of June 30, 2022. The FDIC also ranked Valley 6th, 27th, 17th, and 16th in the states of New Jersey, New York, Florida, and Alabama, respectively, based on deposit market share as of June 30, 2022. While our FDIC rankings reflect a solid foundation in our primary markets, the market for banking and bank-related services is highly competitive and we face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources than Valley to deal with the potential negative changes in the financial markets and regulatory landscape. Many of these competitors may have fewer regulatory constraints, greater resources and lending limits than we, have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do.

Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies, and a large list of other local, regional and national institutions which offer financial services. We compete by offering quality products and innovative services at competitive prices, and by maintaining our products and services offerings to keep pace with customer preferences in the market areas in which we operate. Further, the financial services industry is facing a wave of digital disruption from financial technology (fintech) companies and other large financial services providers. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services which increases efficiency and enables financial institutions to better serve customers and to reduce costs. These competitors provide innovative digital solutions to traditional retail banking services and products. Additionally, fintech companies tend to have stronger operating efficiencies and fewer regulatory burdens than their traditional bank counterparts, including Valley. We also face intense competition from direct banks because online banking provides customers the ability to rapidly deposit and withdraw funds and open and close accounts making the transaction experience more efficient. Nevertheless, we believe we can compete effectively by utilizing various strategies and product offerings including our long history of local, solutions-based customer service. This level of service and commitment is particularly impactful because of our strong community presence with over 90 years of service, providing us a competitive advantage with such customers over certain non-traditional bank competitors.

Overall, our customers are influenced by the convenience, solution-based service from our knowledgeable staff and personal contacts, as well as availability of products and services. We provide such convenience through our multi-channel delivery system, including more than 200 branch offices, an extensive ATM network, and our telephone, on-line and digital banking systems.

We continually review our pricing, products, locations, alternative delivery channels and various acquisition prospects, and periodically engage in discussions regarding possible acquisitions to maintain and enhance our competitive position.

Human Capital

We strive to build an inclusive, diverse, and high-performing culture where empowered associates, innovation and collaboration thrive. We are a customer-centric organization committed to our associates, our customers, and our shareholders.

Demographics. As of December 31, 2022, Valley National Bank and its subsidiaries employed 3,826 full and part time employees across our multi-state footprint. During the year 2022, we hired 930 employees, and our voluntary turnover rate was 22 percent. Our average tenure was 7.8 years.

Diversity, Equity and Inclusion. We embrace and value our inclusive culture of belonging that celebrates unique perspectives and experiences. We leverage our strong and inclusive culture to provide quality service to our customers, the communities in which we operate and each other. We remain focused on one guiding principle - we all belong at Valley. This vision drives our Associate Resource Group Program (ARG Program), which is open to every Valley associate and our Diversity Equity and Inclusion (DEI) Governance Framework. Within this framework, we strive to enhance our ability to bring new ideas to the table, raise new questions, innovate our practices and products, and strengthen our connections with our communities. This structure includes the DEI Leadership Advisory Council, chaired by our CEO, which is charged with maintaining Valley's commitment to DEI and ensuring that these principles are part of Valley's business practices and policies.

As of December 31, 2022, the population of our workforce broken down by diversity and gender was as follows, based on information voluntarily provided by our workforce:



In comparison to the percentages shown above, the diversity of the population of our workforce was relatively unchanged from one year ago, whereas of December 31, 2021, 63 percent and 37 percent identified as Female and Male, respectively.

Total Rewards. We offer competitive total rewards programs to attract, engage, retain, and motivate talent across our footprint. These programs include base wages, performance-based bonus and incentive compensation, stock awards, a 401(k) Plan with a very competitive company match, healthcare and insurance benefits, voluntary benefits, commuter benefits, health savings account, flexible spending accounts, tuition reimbursement, paid time off, disability, family leave, wellness and employee assistance programs.

Health and Safety. Valley remains committed to the safety, health and well-being of our associates. Valley recently increased the duration of our paid short-term disability benefit for eligible associates dealing with personal illness. Our bereavement leave was also revised to provide associates more flexibility when faced with the loss of a significant person in their life. Valley introduced paid parental leave to all birth, adoptive and foster parents to support bonding. We continue to engage with associates who request a reasonable accommodation to perform their role and promote our Employee Assistance Program. Valley keeps the associate contribution to our health plans low and promotes incentives offered by our insurance carriers to stay healthy and prevent chronic illness. Valley partners with our 401(k) plan provider to educate associates on financial wellness solutions.

In addition to paid time off for vacation and other personal needs, Valley further encourages work-life balance by offering partial and full-time remote work arrangements and flexible work hours to many of our associates. Associates may also use two paid days off a year to volunteer their time to a cause that is important to them.

Talent. Our overall purpose and goal to attract, develop and retain key and top talent within both our Talent Acquisition and Talent Development teams is crucial to all aspects of Valley's activities and long-term success and is central to our long-term strategy. We actively engage our senior business leaders in reviewing their critical roles in coordination with their strategic talent initiatives through our annual Talent Review and Succession Planning process, which has created a broader understanding of our key talent needs. We continue to evolve our workplace strategies that center on the people experience with a breadth of development opportunities, including our flagship Leadership Development programs, to provide meaningful experiences that challenge our high potential and high performing associates. Our goal is to enhance the core capabilities of our top talent in leadership and management skills to prepare them for future roles. We also continue to look to strengthen Valley's position as an Employer of Choice by enhancing our end-to-end associate onboarding experience and leveraging our annual engagement survey results to continue to influence our culture and employee satisfaction.

Corporate Social and Environmental Responsibility

Valley recognizes the social and environmental responsibility that arises from the impact of our activities on peoples' lives and society as a whole. To comply with this responsibility, we established the Environmental, Social and Governance (ESG) Council in 2020 with respect to ESG issues and issued our first ESG report in 2021. The Council helps guide us to consider how environmental, social and governmental issues impact Valley's ability to achieve its long-term strategy while being socially responsible.

Additional information regarding Valley's human capital management and corporate social and environmental responsibility can be found under "Environmental, Social and Governance (ESG) Matters" in our 2023 Proxy Statement when it is issued.

Information about our Executive Officers

Name	Age at December 31, 2022	Executive Officer Since	Office	Principal occupation during last five years other than Valley
Ira Robbins	48	2009	Chairman of the Board and Chief Executive Officer of Valley and Valley National Bank	
Thomas A. Iadanza	64	2015	President of Valley and Valley National Bank	
Michael D. Hagedorn	56	2019	Senior Executive Vice President, Chief Financial Officer of Valley and Valley National Bank	2015 - 2018 Vice Chairman, UMB Financial Corporation, President and CEO, UMB Bank n.a.
Joseph V. Chillura	56	2020	Senior Executive Vice President of Valley and President, Commercial Banking, of Valley National Bank	
Raja Dakkuri	51	2022	Senior Executive Vice President, Chief Risk Officer of Valley and Valley National Bank	2015 - 2022 Executive at Bank Leumi USA since 2015 where he was most recently the CFO & COO
Yvonne M. Surowiec	62	2017	Senior Executive Vice President of Valley and Chief People Officer of Valley National Bank	
Mark Saeger	58	2018	Executive Vice President of Valley and Chief Credit Officer of Valley National Bank	
Mitchell L. Crandell	52	2007	Executive Vice President, Chief Accounting Officer of Valley and Valley National Bank	

All officers serve at the pleasure of the Board of Directors.

Available Information

The SEC maintains a website at www.sec.gov which contains reports and other information filed with the SEC electronically. We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available on our website at www.valley.com without charge as soon as reasonably practicable after filing or furnishing them to the SEC. Also available on our website, are Valley's Code of Conduct and Ethics that applies to all of our employees, including our executive officers and directors, Valley's Audit Committee Charter, Valley's Compensation and Human Capital Management Committee Charter, Valley's Nominating and Corporate Governance Committee Charter, and Valley's Corporate Governance Guidelines.

Additionally, we will provide without charge a copy of our Annual Report on Form 10-K or the Code of Conduct and Ethics to any shareholder by mail. Requests should be sent to Valley National Bancorp, Attention: Shareholder Relations, 1455 Valley Road, Wayne, NJ 07470.

SUPERVISION AND REGULATION

The banking industry is highly regulated. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. The compliance cost for Valley is significant and subject to increase as new governmental regulations are enacted and/or the level of enforcement of those regulations increases. In particular, Valley employs specialists and retains outside advisors with the expectation that Valley will have sufficient resources to comply with the regulations to which it is subject. Certain of Valley's competitors, including credit unions, fintech companies, and others, are not regulated to the extent that Valley and other banks are, which may place Valley at a competitive disadvantage.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on Valley or Valley National Bank. It is intended only to briefly summarize some material provisions.

Bank Holding Company Regulation

Valley is a bank holding company within the meaning of the BHC Act. As a bank holding company, Valley is supervised by the FRB and is required to file reports with the FRB and provide such additional information as the FRB may require. In July 2021, Valley elected to be treated as a financial holding company.

The BHC Act prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of five percent or more of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to subsidiary banks, except that it may, upon application, engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be so closely related to banking "as to be a proper incident thereto." As detailed further below, a bank holding company that has elected to be treated as a financial holding company, as Valley has, may engage in a broader range of non-banking activities that are "financial in nature." The BHC Act requires prior approval by the FRB of the acquisition by Valley of five percent or more of the voting stock of any other bank. Satisfactory capital ratios, Community Reinvestment Act ratings, and anti-money laundering policies are generally prerequisites to obtaining federal regulatory approval to make acquisitions. The policy of the FRB provides that a bank holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support the subsidiary bank in circumstances in which it might not do so absent that policy. Acquisitions through the Bank require approval of the OCC. The BHC Act does not place territorial restrictions on the activities of non-bank subsidiaries of bank holding companies.

As a financial holding company, Valley may engage in a broader range of non-banking activities than permitted for bank holding companies and their subsidiaries that have not elected to become financial holding companies. Financial holding companies may engage directly or indirectly, either de novo or by acquisition, in activities that are defined under the BHC Act or determined by the Federal Reserve to be financial in nature or incident to a financial activity, provided that the financial holding company gives the Federal Reserve after-the-fact notice of certain new activities. Activities defined to be financial in nature include, but are not limited to: providing financial or investment advice; underwriting; dealing in or making markets in securities; making merchant banking investments, subject to significant limitations; and any activities previously found by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. In order to maintain our status as a financial holding company, we and the Bank are expected to be well capitalized and well managed, as defined in applicable regulations and determined in part by the results of regulatory examinations, and must comply with Community Reinvestment Act obligations. Failure to maintain these standards may result in restrictions on our activities and may ultimately permit the Federal Reserve to take enforcement actions against us and restrict our ability to engage in activities defined to be financial in nature.

Regulation of Bank Subsidiary

Valley National Bank is subject to the supervision of, and to regular examination by, the OCC. Various laws and the regulations thereunder applicable to Valley and its bank subsidiary impose restrictions and requirements in many areas, including capital requirements, the maintenance of reserves, establishment of new offices, the making of loans and investments, consumer protection, employment practices, bank acquisitions and entry into new types of business. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, which govern the extent to which a bank subsidiary may finance or otherwise supply funds to its holding company or its holding company's non-bank subsidiaries. Under federal law, no bank subsidiary may, subject to limited exceptions, make loans or extensions of credit to, or investments in the securities of, its parent or the non-bank subsidiaries of its parent (other than direct subsidiaries of such bank which are not financial subsidiaries) or take their securities as collateral for loans to any borrower. Each bank subsidiary is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions. With the approval of the OCC, and subject to certain legal requirements, a bank may establish financial subsidiaries which may act as insurance agents, securities brokers and perform other non-banking functions.

Capital Requirements

The FRB and the OCC have rules establishing a comprehensive capital framework for U.S. banking organizations, referred to as the Basel III rules.

Under Basel III, the minimum capital ratios for us and Valley National Bank are as follows:

- 4.5 percent CET1 (common equity Tier 1) to risk-weighted assets.

- 6.0 percent Tier 1 capital (i.e., CET1 plus Additional Tier 1) to risk-weighted assets.

- 8.0 percent Total capital (i.e., Tier 1 plus Tier 2) to risk-weighted assets.

- 4.0 percent Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

Under Basel III, both Valley and Valley National Bank are required to maintain a 2.5 percent "capital conservation buffer" on top of the minimum risk-weighted asset ratios, effectively resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7.0 percent, (ii) Tier 1 capital to risk-weighted assets of at least 8.5 percent, and (iii) total capital to risk-weighted assets of at least 10.5 percent. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of (i) CET1 to risk-weighted assets, (ii) Tier 1 capital to risk-weighted assets or (iii) total capital to risk-weighted assets above the respective minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments to executive officers based on the amount of the shortfall. Basel III also provides for a number of complex deductions from and adjustments to its various capital components.

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), each federal banking agency has promulgated regulations, specifying the levels at which a financial institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," and to take certain mandatory and discretionary supervisory actions based on the capital level of the institution.

With respect to Valley National Bank, Basel III also revised the "prompt corrective action" regulations of FDICIA, by (i) introducing a CET1 ratio requirement at each capital quality level (other than critically undercapitalized); (ii) increasing the minimum Tier 1 capital ratio requirement for each category; and (iii) requiring a leverage ratio of 5 percent to be well-capitalized. The OCC's regulations implementing these provisions of FDICIA provide that an institution will be classified as "well capitalized" if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 8.0 percent, (iii) has a CET1 ratio of at least 6.5 percent, (iv) has a Tier 1 leverage ratio of at least 5.0 percent, and (v) meets certain other requirements. An institution will be classified as "adequately capitalized" if it meets the aforementioned minimum capital ratios under Basel III. An institution will be classified as "undercapitalized" if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 6.0 percent, (iii) has a CET1 ratio of less than 4.5 percent or (iv) has Tier 1 leverage ratio of less than 4.0 percent. An institution will be classified as "significantly undercapitalized" if it (i) has a total risk-based capital ratio of less than 6.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, (iii) has a CET1 ratio of less than 3.0 percent or (iv) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as "critically undercapitalized" if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination rating. Similar categories apply to bank holding companies.

Valley National Bank's capital ratios were all above the minimum levels required for it to be considered a "well capitalized" financial institution at December 31, 2022, under the "prompt corrective action" regulations.

For regulatory capital purposes, in accordance with the Federal Reserve Board's final interim rule as of April 3, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase by 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2022, approximately $11.8 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, reduced our risk-based capital ratios by approximately 3 basis points.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act)

The Dodd-Frank Act significantly changed the bank regulatory landscape and impacted the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. Some of the effects are discussed below.

The Dodd-Frank Act created the Consumer Financial Protection Bureau (CFPB) and shifted most of the federal consumer protection rules applicable to banks and the enforcement power with respect to such rules to the CFPB.

Under the Durbin Amendment contained in the Dodd-Frank Act, the FRB adopted rules applying to banks with more than $10 billion in assets which established a maximum permissible interchange fee equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The FRB also adopted a rule to allow a debit card issuer to recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the FRB. The FRB also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. Because we exceed $10 billion in assets, we are subject to the interchange fee cap.

The Dodd-Frank Act also imposed stress testing on Valley and the Bank. However, the 2018 Economic Growth, Regulatory Relief, and Consumer Protection Act (the "EGRRCPA") and a joint interagency statement regarding the impact of the EGRRCPA resulted in Valley and the Bank being no longer subject to the stress testing requirements. However, under safety and soundness principles we continue to conduct stress testing of our own design.

Volcker Rule

The Volcker Rule (contained in the Dodd-Frank Act) prohibits an insured depository institution and its affiliates from: (i) engaging in certain "proprietary trading" and (ii) investing in or sponsoring certain types of funds (Covered Funds). The Rule also effectively prohibits most short-term trading strategies investments and prohibits the use of some hedging strategies. In 2021, the Volcker Rule was amended to exempt certain qualifying venture capital funds from the definition of Covered Funds. We identified no investments held as of December 31, 2022 that meet the definition of Covered Funds. Valley has invested in venture capital funds consistent with the exemption requirements.

Incentive Compensation

The Dodd-Frank Act requires the federal bank regulators and the SEC to maintain guidelines prohibiting incentive-based payment arrangements at specified regulated entities, including us and our Bank, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal stockholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity.

The FRB and the OCC review, as part of their regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, similar to the Bank, which are not "large, complex banking organizations." These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements.

Dividend Limitations

Valley is a legal entity separate and distinct from its subsidiaries. Valley's revenues (on a parent company only basis) result in substantial part from dividends paid by the Bank. The Bank's dividend payments, without prior regulatory approval, are subject to regulatory limitations. Under the National Bank Act, without consent, a national bank may declare, in any one year, dividends only in an amount aggregating not more than the sum of its net profits for such year and its retained net profits for the preceding two years. In addition, the bank regulatory agencies have the authority to prohibit us from paying dividends if the supervising agency determines that such payment would constitute an unsafe or unsound banking practice. Among other things, consultation with the FRB supervisory staff is required in advance of our declaration or payment of a dividend to our shareholders that exceeds our earnings for the trailing four-quarter period in which the dividend is being paid.

Transactions by the Bank with Related Parties

Valley National Bank's authority to extend credit to its directors, executive officers and 10 percent shareholders, as well as to entities controlled by such persons (insiders), is currently governed by the requirements of the National Bank Act, Sarbanes-Oxley Act and Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors. Under the Sarbanes-Oxley Act, Valley and its subsidiaries, other than the Bank under the authority of Regulation O, may not extend or arrange for any personal loans to its directors and executive officers.

Section 22 of the Federal Reserve Act prohibits the Bank from paying to a director, officer, attorney or employee a rate on deposits that is greater than the rate paid to other depositors on similar deposits with the Bank. Regulation W governs and limits transactions between the Bank and Valley.

Community Reinvestment

Under the Community Reinvestment Act (CRA), as implemented and overseen by federal banking regulators, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low-and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires regulators, in connection with its examination of a national bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Valley National Bank received an overall "outstanding" CRA rating in its most recent completed examination for the three-year period ending in 2021.

A bank that does not have a CRA program that is deemed "satisfactory" or better by its regulator may be prevented from making acquisitions.

USA PATRIOT Act

As part of the USA PATRIOT Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Anti Money Laundering Act"). The Anti Money Laundering Act authorizes the Secretary of the U.S. Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Anti Money Laundering Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country.

Regulations implementing the due diligence requirements require minimum standards to verify customer identity and maintain accurate records, encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, prohibit the anonymous use of "concentration accounts," and require all covered financial institutions to have in place an anti-money laundering compliance program.

The OCC, along with other banking agencies, have strictly enforced various anti-money laundering and suspicious activity reporting requirements using formal and informal enforcement tools to cause banks to comply with these provisions.

A bank that is issued a formal or informal enforcement requirement with respect to its Anti Money Laundering program will be prevented from making acquisitions.

Office of Foreign Assets Control Regulation (OFAC)

The U.S. Treasury Department's OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. We and our Bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Consumer Financial Protection Bureau Supervision

As a financial institution with more than $10 billion in assets, Valley National Bank is supervised by the CFPB for consumer protection purposes. The CFPB's regulation of Valley National Bank is focused on risks to consumers and compliance with the federal consumer financial laws and includes regular examinations of the Bank. The CFPB, along with the Department of Justice and bank regulatory authorities also seek to enforce discriminatory lending laws. In such actions, the CFPB and others have used a disparate impact analysis, which measures discriminatory results without regard to intent. Consequently, unintentional actions by Valley could have a material adverse impact on our lending and results of operations if the actions are found to be discriminatory by our regulators.

Valley National Bank is subject to federal consumer protection statutes and regulations promulgated under those laws, including, but not limited to the following:

- Truth-In-Lending Act and Regulation Z, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide certain information about home mortgage and refinanced loans;

- Equal Credit Opportunity Act and Regulation B, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

- Fair Credit Reporting Act and Regulation V, governing the provision of consumer information to credit reporting agencies and the use of consumer information; and

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies.

Valley National Bank's deposit operations are also subject to the following federal statutes and regulations, among others:

- The Truth in Savings Act and Regulation DD, which requires disclosure of deposit terms to consumers;

- Regulation CC, which relates to the availability of deposit funds to consumers;

- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- Electronic Funds Transfer Act and Regulation E, governing automatic deposits to, and withdrawals from, deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The CFPB examines Valley National Bank's compliance with such laws and the regulations under them.

Insurance of Deposit Accounts

The Bank's deposits are insured up to applicable limits by the FDIC. Under the FDIC's risk-based system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments on their deposits.

As required by the Dodd-Frank Act, the FDIC adopted rules that revise the assessment base to consist of average consolidated total assets during the assessment period minus the average tangible equity during the assessment period. In addition, the rules eliminated the adjustment for secured borrowings, including Federal Home Loan Bank (FHLB) advances, and made certain other changes to the impact of unsecured borrowings and brokered deposits on an institution's deposit insurance assessment.

The rules also revised the assessment rate schedule to provide initial base assessment rates ranging from 5 to 35 basis points and total base assessment rates ranging from 2.5 to 45 basis points after adjustment.

The Dodd-Frank Act made permanent a $250 thousand limit for federal deposit insurance.

Transition from London Interbank Offered Rate

Central banks around the world, including the FRB, are working to implement the transition from the London Interbank Offered Rate (LIBOR) to replacement benchmarks including the Secured Overnight Financing Rate (SOFR) in the United

States. Most tenors of LIBOR will cease being published on June 30, 2023, although some tenors ceased at the end of 2021. The U.S. federal banking agencies issued guidance essentially requiring banking organizations to cease using LIBOR as a reference rate in new contracts by the end of 2021. The change away from LIBOR may have an adverse impact on the value of, return on and trading markets for a broad array of financial products, including any LIBOR-based securities, loans and derivatives that are included in our financial assets and liabilities. The transition away from LIBOR also required extensive changes to the contracts that govern these LIBOR-based products, as well as our systems and processes.

The Adjustable Interest Rate (LIBOR Act), which was signed into law on March 15, 2022, provides that a LIBOR-based benchmark in any contract that contains no or inadequate "fallback provisions" will be automatically replaced, once LIBOR ceases to be published, by a benchmark replacement selected by the Federal Reserve. On December 16, 2022, the Federal Reserve adopted a final rule implementing the LIBOR Act that, among other things, identifies the applicable SOFR-based benchmark replacements under the LIBOR Act, for various contact types. The LIBOR Act pre-empts similar state laws such as the New York State statute providing for recommended benchmark replacements for contracts governed by New York law without adequate fallback provisions.

A number of the Bank's commercial loans, certain residential mortgage loans, derivative positions, trust preferred securities issued to our capital trusts and the reset provisions for our preferred stock issuances are based upon LIBOR. The Bank will also be subject to changes to models and systems that currently use LIBOR reference rates, as well as market and strategic risks that could arise from the use of alternative reference rates. Regulators have expressed concern about litigation that could arise due to the change from LIBOR to another benchmark. As of December 31, 2021, Valley ceased originating any LIBOR based products. We continue to make significant progress on the transition away from LIBOR, as coordinated by the Bank's working group established to facilitate the transition.

Federal Securities Laws

Valley's common stock is registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Valley is subject to the information, proxy solicitation, insider trading and other requirements and restrictions under the Exchange Act.

Broker-Dealer and Securities Regulation

The SEC is the federal agency charged with administration of the federal securities laws in the United States. Our U.S. broker-dealer subsidiaries are subject to SEC regulations relating to their business operations, including, but not limited to sales and trading practices, capital structure, record-keeping, privacy requirements, and the conduct of directors, officers and employees. Our broker-dealer subsidiaries are also subject to regulation by state securities commissions in those states in which they conduct business. Our primary U.S. broker-dealer, Valley Financial Management, Inc. (VFM), is currently registered as a broker-dealer in most U.S. states, the District of Columbia and Puerto Rico.

Broker-dealer supervision. Much of the regulation of broker-dealers in the U.S. has been delegated to self-regulatory organizations (SROs), such as the Financial Industry Regulatory Authority (FINRA) and securities exchanges. These SROs adopt and amend rules for regulating the industry, subject to the approval of government agencies. These SROs also conduct periodic examinations of member broker-dealers.

The SEC, SROs and state securities regulators may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers, employees or other associated persons. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and may adversely impact the reputation of a broker-dealer.

Securities Investor Protection Corporation. Our U.S. broker-dealer subsidiaries are subject to the Securities Investor Protection Act (SIPA) and are required by federal law to be members of the Securities Investors Protection Corporation (SIPC). The SIPC was established under SIPA and oversees the liquidation of broker-dealers during liquidation or financial distress. The SIPC fund provides protection for cash and securities held in client accounts up to $500,000 per client, with a limitation of $250,000 on claims for cash balances.

Our broker-dealer subsidiaries are "introducing" broker-dealers and operate under SEC Rule 15c3-3(k)(2)(i) & (ii) (Customer Protection Rule). They do not hold customers' funds or safekeep customer securities or clear transactions for clients; instead, transactions are cleared on a fully disclosed basis through a third-party broker dealer that provides clearing, custody and other ancillary services.

Net capital requirements. Our broker-dealer subsidiaries are subject to certain of the SEC's financial stability rules, including the: (i) net capital rule; (ii) record-keeping rules; and (iii) notification rules. Rule 15c3-1 of the Exchange Act (the

"Net Capital Rule") requires that a broker-dealer maintain minimum net capital. Generally, a broker-dealer's net capital is net worth plus qualified subordinated debt less deductions for non-allowable (or non-liquid) assets and other adjustments and operational charges. At December 31, 2022, our broker-dealer subsidiaries were in compliance with applicable net capital requirements.

The SEC, FINRA and other regulatory organizations impose rules that require notification when net capital falls below certain predefined thresholds. These rules also dictate the ratio of debt-to-equity in the regulatory capital composition of a broker-dealer, and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a broker-dealer fails to maintain the required net capital, it may be subject to penalties and other regulatory sanctions, including suspension or revocation of registration by the SEC or applicable regulatory authorities, and suspension or expulsion by these regulators could ultimately lead to the broker-dealer's liquidation. Additionally, the Net Capital Rule and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to, and approval from, the SEC and FINRA for certain capital withdrawals.

Anti-money laundering. Our broker-dealer subsidiaries must comply with the Bank Secrecy Act, the USA PATRIOT Act and other rules and regulations, including FINRA requirements, designed to fight international money laundering and to block terrorist access to the U.S. financial system. We are required to have systems and procedures to ensure compliance with such laws and regulations.

Standard of care. Pursuant to the Dodd-Frank Act, the SEC was charged with considering whether broker-dealers should be subject to a standard of care similar to the fiduciary standard applicable to registered investment advisors. In June 2019, the SEC adopted a package of rule-makings and interpretations related to the provision of advice by broker-dealers and investment advisers, including Regulation Best Interest and Form CRS. Among other things, Regulation Best Interest requires a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. Form CRS requires that broker-dealers and investment advisers provide retail investors with a brief summary document containing simple, easy-to-understand information about the nature of the relationship between the parties. Various states have also proposed, or adopted, laws and regulations seeking to impose new standards of conduct on broker-dealers that may differ from the SEC's regulations, which may lead to additional implementation costs.

Investment Advisers Act

VFM and our subsidiary Hallmark Capital Management, Inc. ("HCM") are registered investment advisers. In this capacity, VFM and HCM are subject to the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and SEC rules and regulations thereunder, including with respect to record-keeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Our investment adviser subsidiaries are also subject to state laws and regulations, including anti-fraud laws, in those states in which they conduct business. Noncompliance with the Investment Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational harm.

Insurance regulation

Valley's insurance agency subsidiary (Valley Insurance Services, Inc.) provides property and casualty insurance, employee benefits, risk management, loss control and claims services to business clients, as well as home, auto, boat and life insurance to individuals. In addition, VFM is licensed as an insurance agency to provide life and health insurance in several states. Regulation of insurance brokerage is generally performed at a state, rather than a national, level. Both Valley's insurance agency subsidiaries operate in multiple states, and as a result, they and their employees are subject to various state regulatory and licensing requirements. Valley's insurance agency subsidiaries monitor compliance with the various state insurance regulators, and also have relationships with third party vendors to ensure compliance and awareness among entities and their employees of relevant requirements and changes, and emerging regulatory issues.

Prohibitions Against Tying Arrangements

Banks are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A depository institution is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Item 1A.   Risk Factors

An investment in our securities is subject to risks inherent to our business. The material risks and uncertainties that management believes may affect Valley are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing Valley. Additional risks and uncertainties that management is not aware of or that management currently believes are immaterial may also impair Valley's business operations. The value or market price of our securities could decline due to any of these identified or other risks, and you could lose all or part of your investment. This report is qualified in its entirety by these risk factors.

Risks Related to the Operating Environment and the COVID-19 Pandemic

Our financial results and condition may be adversely impacted by changing economic conditions.

Financial institutions can be affected by changing conditions in the real estate and financial markets. The lingering effects of the COVID-19 pandemic, geopolitical instability, including the conflict between Russia and Ukraine, foreign currency exchange volatility, volatility in global capital markets, inflationary pressures, and higher interest rates may meaningfully impact loan production, income levels, and the measurement of certain significant estimates such as the allowance for credit losses. Moreover, in a period of economic contraction, we may experience elevated levels of credit losses, reduced interest income, impairment of goodwill and other financial assets, diminished access to capital markets and other funding sources, and reduced demand for our products and services. Volatility in the housing markets, real estate values and unemployment levels results in significant write-downs of asset values by financial institutions. The majority of Valley's lending is in northern and central New Jersey, the New York City metropolitan area and Florida. As a result of this geographic concentration, a significant broad-based deterioration in economic conditions in these areas could have a material adverse impact on the quality of Valley's loan portfolio, results of operations and future growth potential.

An unexpected COVID-19 pandemic resurgence due to new variants could cause us to experience higher credit losses in our lending portfolio, additional increases in our allowance for credit losses, impairment of our goodwill and other financial assets, diminished access to capital markets and other funding sources, further reduced demand for our products and services, and other negative impacts on our financial position, results of operations.

During 2022, the Federal Reserve took unprecedented action during the year to restrain inflation and improve the stability of the economy by raising the target federal funds rate several times from 25 basis points in the beginning of the year to 75 basis points toward the end of the year and brought the benchmark interest rates up by a collective 4.25 percent. As inflation increases and market interest rates rise, the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

Any of these effects, if sustained, may impair our capital and liquidity positions, require us to take capital actions, prevent us from satisfying our minimum regulatory capital ratios and other supervisory requirements, or result in downgrades in our credit ratings and the reduction or elimination of our common stock dividend in future periods.

The extent to which current economic environment has a further impact on our business, results of operations, and financial condition, as well as the regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the current economic environment and actions taken by governmental authorities and other third parties in response to the geopolitical conflict, and inflationary pressure.

Risks Related to our Merger with Bank Leumi USA

Valley has incurred and is expected to incur significant costs related to the merger and integration.

Valley has incurred certain non-recurring costs associated with the initial merger, including legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs and other related costs. Valley has also incurred and is expected to incur substantial costs in connection with the integration of Valley and Bank Leumi USA. There are a large number of processes, policies, procedures, operations, technologies and systems integrations that are still ongoing. Valley has assumed that a certain level of costs will be incurred, however, there are many factors beyond Valley's control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in Valley taking charges against earnings, and the amount and timing of such charges are uncertain at present. Valley incurred total merger-related expenses of $71.2 million and $8.9 million for the years ended December 31, 2022 and 2021, respectively.

Combining Valley and Bank Leumi USA may be more difficult, costly or time consuming than expected and Valley may fail to realize the anticipated benefits of the merger.

To realize the anticipated benefits and synergies from the merger, Valley must successfully integrate the Bank Leumi USA business in a manner that permits those synergies to be realized. If Valley is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual synergies and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses.

Prior to the merger, Valley and Bank Leumi USA operated independently. The success of the merger depends, in part, on Valley's ability to successfully complete the ongoing integration of the businesses of both companies in a manner that does not materially disrupt existing customer relations or result in decreased revenue or reputational harm. It is possible that the integration process could result in the loss of key employees, the disruption of either company's ongoing businesses, difficulties in integrating operations and systems, including communications systems, administrative and information technology infrastructure and financial reporting and internal control systems, or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Any disruption to either company's business could cause its customers to remove their accounts and move their business to a competing financial institution. Integration efforts may also divert management attention and resources. These integration matters could have an adverse effect on Valley.

Valley may be unable to retain Valley or Bank Leumi USA personnel successfully.

The success of the merger depends in part on Valley's ability to retain the talents and dedication of key employees employed prior to the merger by Valley and Bank Leumi USA. It is possible that these employees may decide not to remain with Valley. If Valley is unable to retain key employees, including management, who are critical to the successful integration of the companies and future operations, Valley could face disruptions in operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, Valley's business activities may be adversely affected and management's attention may be diverted from successfully integrating Valley and Bank Leumi USA to hiring suitable replacements, all of which may cause Valley's business to suffer. In addition, Valley may not be able to locate or retain suitable replacements for any key employees who leave.

Risks Associated with Our Business Model

The loss of or decrease in lower-cost funding sources within our deposit base, including our inability to achieve deposit retention targets under our branch transformation strategy, may adversely impact our net interest income and net income.

Checking and savings, NOW, and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternative investments, such as the stock market, U.S. Treasury securities, and money market or fixed income mutual funds, as providing a better risk/return trade-off. Additionally, our customers largely bank with us because of our local customer service and convenience. For certain customers, this convenience could be negatively impacted by continued branch consolidation activity undergone as part of our branch transformation strategy. If customers move money out of bank deposits and into other investments, Valley could lose a low-cost source of funds, increasing its funding costs and reducing Valley's net interest income and net income.

Our deposit services for businesses in the state licensed cannabis industry could expose us to liabilities and regulatory compliance costs.

In 2020, we implemented specialized deposit services intended for a limited number of state licensed medical-use cannabis business customers. Medical use cannabis, as well as recreational use businesses are legal in numerous states and the District of Columbia, including our primary markets of New Jersey, New York, and Florida. However, such businesses are not legal at the federal level and marijuana remains a Schedule I drug under the Controlled Substances Act of 1970. In 2014, the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN) published guidelines for financial institutions servicing state legal cannabis businesses. We have implemented a comprehensive control framework that includes written policies and procedures related to the on-boarding of such businesses and the monitoring and maintenance of such business accounts that comports with the FinCEN guidance. Additionally, our policies call for due diligence review of the cannabis business before the business is on-boarded, including confirmation that the business is properly licensed and maintains the license in good standing in the applicable state. Throughout the relationship, our policies call for continued monitoring of the business, including site visits, to determine if the business continues to meet our requirements, including maintenance of required licenses and calls for undertaking periodic financial reviews of the business. The Bank's program originally was limited to offering depository products to medical cannabis businesses. Deposit transactions are monitored for compliance with the applicable state medical program rules and other regulations. In the latter half of 2021, the Bank expanded its cannabis-related business offerings to some limited lending on real estate and deposit services to licensed recreational dispensaries. The Bank may offer additional banking products and services to such customers in the future.

While we believe our policies and procedures allow us to operate in compliance with the FinCEN guidelines, there can be no assurance that compliance with the FinCEN guidelines will protect us from federal prosecution or other regulatory sanctions. Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutors will not choose to strictly enforce the federal laws governing cannabis. Any change in the federal government's enforcement position could potentially subject us to criminal prosecution and other regulatory sanctions. As a general matter, the medical and recreational cannabis business is considered high-risk, thus increasing the risk of a regulatory action against our BSA/AML program that has adverse consequences, including but not limited to, preventing us from undertaking mergers, acquisitions and other expansion activities.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could adversely affect our asset quality and profitability for those loans secured by real property and increase the number of defaults and the level of losses within our loan portfolio.

A significant portion of our loan portfolio is secured by real estate. As of December 31, 2022, approximately 75 percent of our total loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and could deteriorate in value during the time the credit is extended. A downturn in the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders' equity could be adversely affected. Any declines in home or commercial real estate prices in the New Jersey, New York and Florida markets we primarily serve, along with the unpredictable long-term path of the economy, also may result in increases in delinquencies and losses in our loan portfolios. Unexpected decreases in home or commercial real estate prices coupled with slow economic growth and elevated levels of unemployment could drive losses beyond those which are provided for in our allowance for loan losses. In that event, our earnings could be adversely affected.

We could incur future goodwill impairment.

If our estimates of the fair value of our goodwill change as a result of changes in our business or other factors, we may determine a goodwill impairment charge is necessary. Estimates of the fair value of goodwill are determined using several factors and assumptions, including, but not limited to, industry pricing multiples and estimated cash flows. Based upon Valley's 2022 goodwill impairment testing, the fair values of its three reporting units, wealth management, consumer banking, and commercial banking, were in excess of their carrying values. No assurance can be given that we will not record an impairment loss on goodwill in the future and any such impairment loss could have a material adverse effect on our results of operations and financial condition. At December 31, 2022, our goodwill totaled $1.9 billion. See Note 8 to the consolidated financial statements for additional information.

Our market share and income may be adversely affected by our inability to successfully compete against larger and more diverse financial service providers, digital fintech start-up firms and other financial services providers that have advanced technological capabilities.

Valley faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources than Valley to deal with the potential negative changes in the financial markets and regulatory landscape. Many of these competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies, and a large list of other local, regional and national institutions which offer financial services.

Additionally, the financial services industry is facing a wave of digital disruption from fintech companies and other large financial services providers. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services which increase efficiency and enable financial institutions to better serve customers and to reduce costs. These competitors provide innovative web-based solutions to traditional retail banking services and products. Fintech companies tend to have stronger operating efficiencies and fewer regulatory burdens than their traditional bank counterparts, including Valley.

Regulatory changes may continue to allow new entrants into the markets in which we operate. The result of these regulatory changes will likely cause other non-traditional financial services companies to compete directly with Valley. Many of the companies have stronger operating efficiencies and fewer regulatory burdens than their traditional bank counterparts, including Valley.

Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. As a result of COVID-19, many customers have become more reliant on, and their expectations have increased with respect to, this technology. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers and service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Many of Valley's competitors have substantially greater resources to invest in technological improvements. Valley may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Valley's business and, in turn, Valley's financial condition and results of operations.

Failure to successfully implement our growth strategies could cause us to incur substantial costs and expenses which may not be recouped and adversely affect our future profitability.

From time to time, Valley may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Valley may invest significant time and resources to develop and market new lines of business and/or products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting customer preferences, may also impact the successful implementation of a new line of business or a new product or service. Additionally, any new line of business and/or new product or service could have a significant impact on the effectiveness of Valley's system of internal controls. Failure to successfully manage these risks could have a material adverse effect on Valley's business, results of operations and financial condition.

Our investments in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our results of operations.

We invest in certain tax-advantaged investments that support qualified affordable housing projects, community development and, prior to 2019, renewable energy resources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. Third parties perform diligence on these investments for us on which we rely both at inception and on an ongoing basis. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, may fail to meet certain government compliance requirements and may not be able to be realized. The possible inability to realize these tax credits and other tax benefits may have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside our control, including changes in the applicable tax code and the ability of the projects to be completed.

We previously invested in mobile solar generators sold and leased back by DC Solar and its affiliates (DC Solar). DC Solar had its assets frozen in December 2018 by the U.S. Department of Justice. DC Solar and related entities are in Chapter 7 bankruptcy. A group of investors who purchased mobile solar generators from, and leased them back to, DC Solar, including us received tax credits for making these renewable resource investments. During the fourth quarter 2019, several of the co-conspirators pleaded guilty to fraud in the ongoing federal investigation. Based upon this new information, Valley deemed that its tax positions related to the DC Solar funds did not meet the more likely than not recognition threshold in Valley's tax reserve assessment at December 31, 2019. As a result, our net income for the year ended December 31, 2019, included an increase to our provision for income taxes of $31.1 million, reflecting the reserve for uncertain tax liability positions related to tax credits and other tax benefits previously recognized from the investments in the DC Solar funds plus interest. The principals pled guilty to fraud in early 2020. During 2021, the Internal Revenue Service commenced an audit connected with our investment in DC Solar and the audit remains open at this time.

While we believe that Valley was fully reserved for the tax positions related to DC Solar at December 31, 2022, we continue to evaluate all our existing tax positions each quarter under U.S. GAAP.

We are subject to environmental liability risk associated with lending activities which could have a material adverse effect on our financial condition and results of operations.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review prior to originating certain commercial real estate loans, as well as before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may incur future losses in connection with repurchases and indemnification payments related to mortgages that we have sold into the secondary market.

We engage in the origination of residential mortgages for sale into the secondary market, while typically retaining the loan servicing. In connection with such sales, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. The aggregate principal balances of residential mortgage loans serviced by the Bank for others approximated $3.5 billion and $3.6 billion at December 31, 2022 and 2021, respectively. Over the past several years, we have experienced a nominal amount of repurchase requests, and only a few of which have actually resulted in repurchases by Valley (nine and five loan repurchases in 2022 and 2021, respectively). None of the loan repurchases resulted in a material loss. As of December 31, 2022, no reserves pertaining to loans sold were established on our financial statements. While we currently believe our repurchase risk remains low based upon our careful loan underwriting and documentation standards, it is possible that requests to repurchase loans could occur in the future, and such requests may have a negative financial impact on us.

Interest rate swap fees within capital markets income are a significant component of our non-interest income and could fluctuate in future periods.

Valley executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. Interest rate swap fees reported within capital markets income totaled approximately $43.1 million, or 21 percent, and $26.9 million, or 17 percent, of total non-interest income for the years ended December 31, 2022 and 2021, respectively. While we believe our commercial loan customers will continue to use interest rate swap for managing interest rate risk, several factors, including, but not limited to, the actual and expected level of market interest rates, can impact their decision to use such products. As a result, we can provide no assurance that our interest rate swap fees will remain at the level reported for the year ended December 31, 2022.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities in which we engage can be intense and we may not be able to hire people or to retain them, in particular due to an increasingly competitive labor market. The labor market continues to experience elevated levels of turnover in the aftermath of the COVID-19 pandemic, and we have been impacted by an extremely competitive labor market, including increased competition for talent across all aspects of our business, as well as increased competition with non-traditional competitors, such as fintech companies. Employers are offering increased compensation and opportunities to work with greater flexibility, including remote work, on a permanent basis. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals remains intense, we may have to devote significant resources to attract and retain qualified personnel, which could negatively impact earnings. The unexpected loss of services of one or more of our key personnel, including, but not limited to, the executive officers disclosed in Item 1 of this Annual Report, could have a material adverse impact on our business because we would lose the employees' skills, knowledge of the market, and years of industry experience and may have difficulty promptly finding qualified replacement personnel.

We are subject to risks relating to environmental, social and governance ("ESG") matters that could adversely affect our reputation, business, financial condition and results of operations, as well as the price of our common and preferred stock.

We are subject to a variety of risks, including reputational risk, associated with ESG matters. The public holds diverse and often conflicting views on these matters. We have multiple stakeholders, including our shareholders, clients, associates, federal and state regulatory authorities, and the communities in which we operate, and these stakeholders will often have differing priorities and expectations regarding ESG issues. If we take action in conflict with one or another of those stakeholders' expectations, we could experience an increase in client complaints, a loss of business, or reputational harm. We could also face negative publicity or reputational harm based on the identity of those with whom we choose to do business. Any adverse publicity in connection with ESG issues could damage our reputation, ability to attract and retain clients and associates, compete effectively, and grow our business.

In addition, proxy advisory firms and certain institutional investors who manage investments in public companies are increasingly integrating ESG factors into their investment analysis. The consideration of ESG factors in making investment and voting decisions is relatively new. Accordingly, the frameworks and methods for assessing ESG policies are not fully developed, vary considerably among the investment community, and will likely continue to evolve over time. Moreover, the subjective nature of methods used by various stakeholders to assess a company with respect to ESG criteria could result in erroneous perceptions or a misrepresentation of our actual ESG policies and practices. Organizations that provide ratings information to investors on ESG matters may also assign unfavorable ratings to us. Certain of our clients might also require that we implement additional ESG procedures or standards in order to continue to do business with them. If we fail to comply with specific ESG-related investor or client expectations and standards, or to provide the disclosure relating to ESG issues that any third parties may believe is necessary or appropriate (regardless of whether there is a legal requirement to do so), our reputation, business, financial condition, and/or results of operations, as well as the price of our common and preferred stock could be negatively impacted.

Climate change and severe weather could significantly impact our ability to conduct our business.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include discrete events, such as flooding and wildfires, and longer-term shifts in climate patterns, such as extreme heat, seal level rise, and more frequent and prolonged drought. Such events could disrupt our operations or those of our customers or third parties on which we rely, including through direct damage to assets and indirect impacts from market volatility. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology and market initiatives.

A significant portion of our primary markets is located near coastal waters which could generate naturally occurring severe weather, or in response to climate change, which could have a significant impact on our ability to conduct business. Many areas in New Jersey, New York, Florida and Alabama in which the vast majority of our branches and offices operate are subject to severe flooding from time to time and significant disruptions related to the weather may become common events in the future. Heavy storms and hurricanes can also cause severe property damage and result in business closures, negatively impacting both the financial health of retail and commercial customers and our ability to operate our business. The risk of significant disruption and potential losses from future storm activity exists in all of our primary markets.

Risks Related to Our Industry

Changes in interest rates could reduce our net interest income and earnings.

Valley's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond Valley's control, including general economic conditions, competition, and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve. Changes in interest rates driven by such factors could influence not only the interest Valley receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) Valley's ability to originate loans and obtain deposits, (ii) the fair value of Valley's financial assets, including the held to maturity and available for sale investment securities portfolios, and (iii) the average duration of Valley's interest-earning assets and liabilities. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk). The Federal Reserve maintained the target range for the federal funds rate between 0.00 and 0.25 percent during 2021. Beginning in March 2022, the Federal Reserve significantly increased the target federal funds rate incrementally through 2022 resulting in a target range between 4.25 and 4.50 percent at December 31, 2022, effectively increasing interest rates. During the first quarter 2023, the Federal Reserve increased the target federal funds rate another 0.25 percent and may further increase the target federal funds rate in 2023 in an attempt to reduce inflation. Any substantial or unexpected change in market interest rates could have a material adverse effect on Valley's financial condition and results of operations. See additional information in the "Net Interest Income" and "Interest Rate Sensitivity" sections of our MD&A.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with anti-money laundering, anti-terrorism and other laws and regulations in the United States. These laws and regulations require us, among other things, to adopt and enforce "know-your-customer" policies and procedures and to report suspicious and large transactions to applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, those policies and procedures may not completely eliminate instances in which we may be used by customers to engage in money laundering and other illegal or improper activities. To the extent we fail to fully comply with applicable laws and regulations, the OCC, along with other banking agencies, have the authority to impose fines and other penalties and sanctions on us. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

The replacement of the LIBOR benchmark interest rate may have an impact on Valley's business, financial condition or results of operations.

The Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act"), is a Federal law that was passed March 15, 2022, to permit financing agreements that contain a LIBOR-based benchmark without inadequate "fallback provisions" to be automatically replaced, once LIBOR ceases, by a benchmark replacement recommended by the Federal Reserve. On December 16, 2022, the Federal Reserve adopted a final rule implementing the LIBOR Act that, among other things, identifies the applicable SOFR-based benchmark replacements under the LIBOR Act. The LIBOR Act pre-empts similar state laws such as the New York State statute providing for recommended benchmark replacements for contracts governed by New York law without adequate fallback provisions. US Dollar LIBOR rates will continue to be published until June 30, 2023, to allow adequate time for legacy LIBOR based financing to move to an alternate reference interest rate.

SOFR is considered to be a risk free rate and LIBOR was a risk weighted rate. Thus, SOFR tends to be a lower rate than LIBOR because it does not contain a risk component. The difference may negatively impact Valley's interest rate margin utilizing SOFR as compared to LIBOR. We no longer use LIBOR as an index for any new loan originations and commenced its changeover of legacy LIBOR based financing to alternate indexes. The implementation of a substitute index or indices for the calculation of interest rates under loan agreements with borrowers may cause us to incur expenses related to the transition, may result in reduced loan interest income. Borrowers may dispute substitute index, indices or equalization credit spread adjustments. Some disputes with borrowers over the appropriateness or comparability to LIBOR of the substitute index or indices may result in litigation. The interest rate differences, costs associated with the indices changeover from LIBOR to SOFR and the limited potential for litigation related to the cessation of LIBOR may have an adverse impact to Valley. These consequences cannot be entirely predicted and may impact the market value for or value of LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us.

Higher charge-offs and weak credit conditions could require us to further increase our allowance for credit losses through a provision charge to earnings.

The process for determining the amount of the allowance for credit losses is critical to our financial results and conditions. It requires difficult, subjective and complex judgments about the future, including the impact of national and regional economic conditions on the ability of our borrowers to repay their loans. If our judgment proves to be incorrect, our allowance for credit losses may not be sufficient to cover the lifetime credit losses inherent in our loan and held to maturity debt securities portfolios, as well as unfunded credit commitments. Deterioration in economic conditions affecting borrowers, including as a result of inflationary pressures or other macroeconomic factors resulting from the COVID-19 pandemic or otherwise, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses. Additionally, bank regulators review the classification of our loans in their examination of us and we may be required in the future to change the internal classification on certain loans, which may require us to increase our provision for credit losses or loan charge-offs. If actual net charge-offs were to exceed Valley's allowance, its earnings would be negatively impacted by additional provisions for credit losses. Any increase in our allowance for credit losses or loan charge-offs as required by the OCC or otherwise could have an adverse effect on our results of operations or financial condition.

An increase in our non-performing assets may reduce our interest income and increase our net loan charge-offs, provision for loan losses, and operating expenses.

Non-performing assets (including non-accrual loans, other real estate owned, and other repossessed assets) totaled $272.0 million at December 31, 2022. Our non-accrual loans represented 0.57 percent of total loans at December 31, 2022 and included non-accrual taxi medallion loans totaling $66.5 million with related reserves of $42.2 million, or 63.5 percent of such loans, within the allowance for loan losses. These non-performing assets can adversely affect our net income mainly through decreased interest income and increased operating expenses incurred to maintain such assets or loss charges related to subsequent declines in the estimated fair value of foreclosed assets. Adverse changes in the value of our non-performing assets, or the underlying collateral, or in the borrowers' performance or financial conditions could adversely affect our business, results of operations and financial condition. Potential further declines in the market valuation of taxi medallions and the stressed operating environment within New York City due to the COVID-19 pandemic, increases in crime or other factors could also negatively impact the future performance of this portfolio. There can be no assurance that we will not experience increases in non-performing loans in the future, or that our non-performing assets will not result in lower financial returns in the future.

We may be required to consult with the Federal Reserve Bank (FRB) before declaring cash dividends on our common stock, which ultimately may delay, reduce, or eliminate such dividends and adversely affect the market price of our common stock.

Holders of our common stock are only entitled to receive such cash dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. We may reduce or eliminate our common stock cash dividend in the future depending upon our results of operations, financial condition or other metrics, which could be adversely impacted by the factors described in this Item 1A, including the potential ongoing impact of the COVID-19 pandemic and the uncertain U.S. economic conditions.

In July 2020, the FRB updated its supervisory guidance to provide greater clarity regarding the situations in which bank holding companies, like Valley, may expect an expedited consultation in connection with the declaration of dividends that exceed quarterly earnings. To qualify, amongst other criteria, total commercial real estate loan concentrations cannot represent 300 percent or more of total capital and the outstanding balance of the commercial real estate loan portfolio cannot increase by 50 percent or more during the prior 36 months. Currently, we believe that Valley does not meet the standard for expedited consultation and approval of its dividend, should it be required. As a result, Valley could be subject to a lengthier and possibly more burdensome review process by the FRB when considering paying dividends that exceed quarterly earnings. The delay, reduction or elimination of our quarterly dividend could adversely affect the market price of our common stock. See additional information regarding our quarterly cash dividend and the current rate of earnings retention in the "Capital Adequacy" section of the MD&A.

General Commercial, Operational and Financial and Regulatory Risks

Our controls and procedures may fail or be circumvented, which may result in a material adverse effect on our business, results of operations and financial condition.

Management periodically reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We rely on our systems of controls and procedures, and if our system fails, our operations could be disrupted.

We face the risk that the design of our controls and procedures, including those to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or are circumvented, thereby causing delays in detection of errors or inaccuracies in data and information. We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We may also be subject to disruptions of our systems arising from events that are wholly or partially beyond our control (including, for example, electrical or telecommunications outages), which may give rise to losses in service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as us) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. We maintain a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure or internal controls, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While we believe these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by the outbreak of pandemic disease, acts of terrorism, and other external events.

The emergence of widespread health emergencies or pandemics, such as COVID-19, could lead to additional quarantines, business shutdowns, labor shortages, disruptions to supply chains, and overall economic instability. Additionally, New York City and New Jersey remain central targets for potential acts of terrorism against the United States. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although we have established and regularly test disaster recovery policies and procedures, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our ability to make opportunistic acquisitions is subject to significant risks, including the risk that regulators will not provide the requisite approvals.

We may make opportunistic whole or partial acquisitions of other banks, branches, financial institutions, or related businesses from time to time that we expect may further our business strategy. Any possible acquisition will be subject to regulatory approval, and there can be no assurance that we will be able to obtain such approval in a timely manner or at all. Even if we obtain regulatory approval, these acquisitions could involve numerous risks, including lower than expected performance or higher than expected costs, difficulties related to integration, diversion of management's attention from other business activities, changes in relationships with customers, and the potential loss of key employees. In addition, we may not be successful in identifying acquisition candidates, integrating acquired institutions, or preventing deposit erosion or loan quality deterioration at acquired institutions. Competition for acquisitions can be intense, and we may not be able to acquire other institutions on attractive terms. There can be no assurance that we will be successful in completing or will even pursue future acquisitions, or if such transactions are completed, that we will be successful in integrating acquired businesses into operations. Ability to grow may be limited if we choose not to pursue or are unable to successfully make acquisitions in the future.

The CECL model for determining our allowance for credit losses could add volatility to our provision for credit losses and earnings.

The current expected credit loss (CECL) model requires the allowance for credit losses for certain financial assets, including loans, held to maturity securities and certain off-balance sheet credit exposures, to be calculated based on current expected credit losses over the lives of the assets rather than incurred losses as of a point in time. Our estimation process is subject to risks and uncertainties, including a reliance on historical loss and trend information that may not be representative of current conditions and indicative of future performance. Accordingly, our actual lifetime credit losses may be materially different than the amounts reported in the allowance due to the inherent uncertainty in the estimation process, including future loss estimates based upon our reasonable and supportable economic forecasts. Also, future credit losses could differ materially from those estimates due to changes in values and circumstances after the balance sheet date. Changes in such estimates could significantly impact our allowance, provision for credit losses and earnings.

We may be unable to adequately manage our liquidity risk, which could affect our ability to meet our obligations as they become due, capitalize on growth opportunities, or pay regular dividends on our common stock.

Liquidity risk is the potential that Valley will be unable to meet its obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends on our common stock because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is required to fund various obligations, including credit commitments to borrowers, mortgage and other loan originations, withdrawals by depositors, repayment of borrowings, dividends to shareholders, operating expenses and capital expenditures. Liquidity is derived primarily from commercial and retail deposit growth and retention; principal and interest payments on loans; principal and interest payments on investment securities; sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources, such as the FHLB and certain brokered deposit channels established by the Bank.

Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could have a detrimental impact to our access to liquidity sources include a decrease in the level of our business activity due to persistent weakness, or downturn, in the economy or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not necessarily specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole.

Cyber attacks could compromise our information or result in the data of our customers being improperly divulged or our systems being disrupted, which could expose us to liability, losses and escalating operating costs.

Valley regularly collects, processes, transmits and stores confidential information regarding its customers, employees and others for whom it services loans. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on Valley's behalf. Information security risks have increased because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber attacks. Many financial institutions and companies engaged in data processing have reported significant breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, denial-of-service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means. In addition, there have been well-publicized "ransomware" attacks against various U.S. companies with the intent to materially disrupt their computer network and services. Globally, cybersecurity attacks are increasing in number and the attackers are increasingly organized and well-financed, or at times supported by state actors. In addition, geopolitical tensions or conflicts, such as Russia's invasion of Ukraine or increasing tension with China, may create a heightened risk of cybersecurity attacks. Valley frequently experiences attempted cybersecurity attacks against its systems. There can be no assurances that Valley will not incur breaches of our systems or that of our vendors which may expose the data of our customers or disrupt our services, exposing us to significant damage, ongoing operational costs and/or reputational harm.

Cyber risk exposure will remain elevated or increase in the future due to, among other things, the increasing size and prominence of Valley in the financial services industry, our expansion of internet and mobile banking tools and new products based on customer needs, and the system and customer account conversions associated with the integration of merger targets. Successful attacks on any one of many our third-party service providers may adversely affect our business and result in the disclosure or misuse of our confidential information or that of our customers. There can be no assurance that we or our third-party service providers will not suffer a cyber attack that exposes us to significant damages, operational costs, or reputational harm.

Extensive regulation and supervision have a negative impact on our ability to compete in a cost-effective manner and may subject us to material compliance costs and penalties, and changes in regulation could adversely affect our business, financial condition and results of operations.

Valley, primarily through its principal subsidiary and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole. Many laws and regulations affect Valley's lending practices, capital structure, investment practices, dividend policy and growth, among other things. They encourage Valley to ensure a satisfactory level of lending in defined areas and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress, state legislatures, and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Valley in substantial and unpredictable ways. Such changes could subject Valley to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on Valley's business, financial condition and results of operations. Valley's compliance with certain of these laws will also be considered by banking regulators when reviewing bank merger and bank holding company acquisitions.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose community investment and nondiscriminatory lending requirements on financial institutions. The

Consumer Financial Protection Bureau, the Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act or other fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions, restrictions on expansion and restrictions on entering new business lines. Private parties also may challenge an institution's performance under fair lending laws in litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting policies or accounting standards could cause us to change the manner in which we report our financial results and condition in adverse ways and could subject us to additional costs and expenses.

Valley's accounting policies are fundamental to understanding its financial results and condition. Some of these policies require the use of estimates and assumptions that may affect the value of Valley's assets or liabilities and financial results. Valley identified its accounting policies regarding the allowance for credit losses, goodwill and other intangible assets, and income taxes to be critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. Under each of these policies, it is possible that materially different amounts would be reported under different conditions, using different assumptions, or as new information becomes available.

From time to time, the FASB and the SEC change their guidance governing the form and content of Valley's external financial statements. In addition, accounting standard setters and those who interpret U.S. generally accepted accounting principles (U.S. GAAP), such as the FASB, SEC and banking regulators may change or even reverse their previous interpretations or positions on how these standards should be applied. Such changes are expected to continue and may accelerate dependent upon the FASB and International Accounting Standards Board commitments to achieving convergence between U.S. GAAP and International Financial Reporting Standards. Changes in U.S. GAAP and changes in current interpretations are beyond Valley's control, can be hard to predict and could materially impact how Valley reports its financial results and condition. In certain cases, Valley could be required to apply new or revised guidance retroactively or apply existing guidance differently (also retroactively) which may result in Valley restating prior period financial statements for material amounts. Additionally, significant changes to U.S. GAAP may require costly technology changes, additional training and personnel, and other expenses that will negatively impact our results of operations.

Claims and litigation could result in significant expenses, losses and damage to our reputation.

From time to time as part of Valley's normal course of business, customers, bankruptcy trustees, former customers, contractual counterparties, third parties and current and former employees make claims and take legal action against Valley based on actions or inactions of Valley. If such claims and legal actions are not resolved in a manner favorable to Valley, they may result in financial liability and/or adversely affect the market perception of Valley and its products and services. This may also impact customer demand for Valley's products and services. Any financial liability could have a material adverse effect on Valley's financial condition and results of operations. Any reputation damage could have a material adverse effect on Valley's business.

Risks Related to an Investment in our Securities

We may reduce or eliminate the cash dividend on our common stock, which could adversely affect the market price of our common stock.

Holders of our common stock are only entitled to receive such cash dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock cash dividend in the future depending upon our results of operations, financial condition or other metrics. This reduction or elimination of our dividend could adversely affect the market price of our common stock.

If our subsidiaries are unable to pay dividends or make distributions to us, we may be unable to make dividend payments to our preferred and common shareholders or interest payments on our long-term borrowings and junior subordinated debentures issued to capital trusts.

We are a separate and distinct legal entity from our banking and non-banking subsidiaries and depend on dividends, distributions, and other payments from the Bank and its non-banking subsidiaries to fund cash dividend payments on our preferred and common stock and to fund most payments on our other obligations. Regulations relating to capital requirements affect the ability of the Bank to pay dividends and other distributions to us and to make loans to us. Additionally, if our subsidiaries' earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our preferred and common shareholders or interest payments on our long-term borrowings and junior subordinated debentures issued to capital trusts. Furthermore, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

Future acquisitions may dilute shareholder value, especially tangible book value per share.

We regularly evaluate opportunities to acquire other financial institutions. Future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our tangible book value per common share may occur in connection with any future acquisitions.

Future offerings of common stock, preferred stock, debt or other securities may adversely affect the market price of our stock and dilute the holdings of existing shareholders.

In the future, we may increase our capital resources or, if our or the Bank's actual or projected capital ratios fall below or near the current (Basel III) regulatory required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of common stock, preferred stock or debt securities. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. See Note 18 to the consolidated financial statements for more details on our common and preferred stock.

Item 1B.   *Unresolved Staff Comments*

None.

Item 2.   *Properties*

We conduct our business at 231 retail banking centers locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois. We own 96 of our banking center facilities and several non-branch operating facilities. The other properties are leased for various terms. Valley considers its properties to be suitable and adequate for its current business needs.

The following table summarizes our leased and owned retail banking centers in each state:

	Leased	Owned	Number of banking centers	% of Total
New Jersey				
Northern	56	45	101	43.7
Central	13	14	27	11.7
Total New Jersey	69	59	128	55.4
New York				
Manhattan, Brooklyn and Queens	16	7	23	10.0
Long Island	9	3	12	5.2
Westchester County	7	0	7	3.0
Total New York	32	10	42	18.2
Florida	27	15	42	18.2
Alabama	4	12	16	6.9
California	2	0	2	0.9
Illinois	1	0	1	0.4
Total	135	96	231	100.0 %

Our principal executive office is located at One Penn Plaza in Manhattan, New York. Many of our bank operations are located in Wayne, New Jersey, where we own five office buildings. Our New York City corporate headquarters are primarily used as a central hub for New York based lending activities of senior executives and other commercial lenders. Additionally, we acquired two leased offices in New York City from Bank Leumi USA that are primarily used for commercial lending and our broker-dealer, VFM. We also lease six non-bank office facilities in Florida, used for operational, executive and lending purposes.

Additional information regarding Valley's leased locations and owned facilities can be found within Note 6. Leases and Note 7. Premises and Equipment, Net in the Notes to the Consolidated Financial Statements contained in Part II - Item 8. Financial Statements and Supplementary Data, respectively.

Item 3.   *Legal Proceedings*

In the normal course of business, we are a party to various outstanding legal proceedings and claims. In the opinion of management, our financial condition, results of operations, and liquidity should not be materially affected by the outcome of such legal proceedings and claims.

Item 4.   *Mine and Safety Disclosures*

Not applicable.

PART II

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol "VLY". There were 7,183 shareholders of record as of December 31, 2022.

Performance Graph

The following graph compares the cumulative total return on a hypothetical $100 investment made on December 31, 2017 in: (a) Valley's common stock; (b) the KBW Regional Banking Index (KRX) and (c) the Standard and Poor's (S&P) 500 Stock Index. The graph is calculated assuming that all dividends are reinvested during the relevant periods. The graph shows how a $100 investment would increase or decrease in value over time based on dividends (stock or cash) and increases or decreases in the market price of the stock.



	12/17	12/18	12/19	12/20	12/21	12/22
Valley	$ 100.00	$ 82.21	$ 110.38	$ 99.27	$ 144.72	$ 123.58
KBW Regional Banking Index (KRX)	100.00	82.51	102.20	93.33	127.53	118.71
S&P 500	100.00	95.61	125.70	148.81	191.48	156.77

The information under "Performance Graph" is not deemed to be "filed" with the SEC and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent specifically incorporated by reference into such a filing.

Issuer Repurchase of Equity Securities

The following table presents the purchases of equity securities by the issuer and affiliated purchasers during the three months ended December 31, 2022:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans [2] [3]	Maximum Number of Shares that May Yet Be Purchased Under the Plans [3]
October 1, 2022 to October 31, 2022	1,220	$ 10.95	—	25,000,000
November 1, 2022 to November 30, 2022	2,389	11.73	—	25,000,000
December 1, 2022 to December 31, 2022	5,734	11.94	—	25,000,000
Total	9,343	$ 11.76	—	

[1] Includes repurchases made in connection with the vesting of employee restricted stock awards.
[2] On January 17, 2007, Valley publicly announced its intention to repurchase up to 4.7 million outstanding common shares in the open market or in privately negotiated transactions. On April 26, 2022, Valley terminated its 2007 stock repurchase plan.
[3] On April 26, 2022, Valley publicly announced a stock repurchase program for up to 25 million shares of Valley common stock. The authorization to repurchase will expire on April 25, 2024.

Recent Stock Issuance. On October 8, 2021, Valley acquired certain subsidiaries of Dudley Ventures, LLC (See Note 2 to the consolidated financial statements). Per the terms of the merger agreement, we subsequently issued 327,083 shares of our common stock to the two former principals of Dudley Ventures on February 8, 2023 as partial consideration for the transaction. The value of the issued shares amounted to approximately $3.75 million. The shares were issued pursuant to and in accordance with exemption from registration under Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis (MD&A) of Financial Condition and Results of Operations*

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley's results of operations and financial condition for each of the past two years. In order to fully appreciate this analysis, the reader is encouraged to review the consolidated financial statements and accompanying notes thereto appearing under Item 8 of this report, and statistical data presented in this document. For comparison of our results of operations for the years ended December 31, 2021 and 2020, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 28, 2022.

Cautionary Statement Concerning Forward-Looking Statements

This report, both in MD&A and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about our business, new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations. These statements may be identified by such forward-looking terminology as "intend," "should," "expect," "believe," "view," "opportunity," "allow," "continues," "reflects," "typically," "usually," "anticipate," "may," "estimate," "outlook," "project" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements in addition to those risk factors listed under the "Risk Factors" section in Part1, Item 1A of this Annual Report on Form 10-K include, but are not limited to:

- the impact of unfavorable macroeconomic conditions or downturns, instability or volatility in financial markets and other events and factors outside of our control, such as U.S. and global recession concerns, geopolitical concerns including the conflict between Russia and Ukraine, inflationary pressures, labor market volatility, supply chain issues, and the COVID-19 pandemic or other public health crisis;

- risks associated with our acquisition of Bank Leumi USA, including the inability to realize expected cost savings and synergies from the acquisition in the amounts or timeframe anticipated, greater than expected costs or difficulties relating to integration matters, any inability to retain customers and qualified employees of Bank Leumi USA, and the potential for greater than expected non-recurring charges related to the acquisition;

- the impact of COVID-19 and any future resurgences on the U.S. and global economies, including business disruptions, reductions in employment, supply chain interruptions, inflation, Federal Reserve actions impacting the level of market interest rates and increases in business failures, specifically among our clients, as well as on our business, our employees and our ability to provide services to our customers;

- the loss of or decrease in lower-cost funding sources within our deposit base, including our inability to achieve deposit retention targets under Valley's branch transformation strategy;

- the impact of forbearances or deferrals we are required to, or agree to as a result of customer requests and/or government actions, including, but not limited to our potential inability to recover fully deferred payments from the borrower or the collateral;

- the risks related to the replacement of the London Interbank Offered Rate with Secured Overnight Financing Rate and other reference rates, including increased expenses and litigation and the effectiveness of hedging strategies;

- damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation arising from claims of violations of laws or regulations, contractual claims, breach of fiduciary responsibility, negligence, fraud, environmental laws, patent or trademark infringement, employment related claims, and other matters;

- a prolonged downturn in the economy, mainly in New Jersey, New York, Florida, Alabama, California, and Illinois, as well as an unexpected decline in commercial real estate values within our market areas;

- higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law;

- the inability to grow customer deposits to keep pace with loan growth;

- a material change in our allowance for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deterioration in our loan and investment portfolios;

- the need to supplement debt or equity capital to maintain or exceed internal capital thresholds;

- greater than expected technology related costs due to, among other factors, prolonged or failed implementations, additional project staffing and obsolescence caused by continuous and rapid market innovations;

- cyber-attacks, ransomware attacks, computer viruses or other malware that may breach the security of our websites or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage our systems;

- results of examinations by the Office of the Comptroller of the Currency (OCC), the Federal Reserve Bank (FRB), the Consumer Financial Protection Bureau (CFPB) and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our allowance for credit losses, write-down assets, reimburse customers, change the way we do business, or limit or eliminate certain other banking activities;

- our inability or determination not to pay dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in our capital requirements or a decision to increase capital by retaining more earnings;

- unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on our business caused by severe weather, pandemics or other public health crises, acts of terrorism or other external events; and

- unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, changes in regulatory lending guidance or other factors.

Critical Accounting Estimates

Our accounting and reporting policies conform, in all material respects, to U.S. GAAP. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Actual results could differ materially from those estimates.

Valley's accounting policies are fundamental to understanding management's discussion and analysis of its financial condition and results of operations. Our significant accounting policies are presented in Note 1 to the consolidated financial statements. We identified our policies for the allowance for credit losses, goodwill and other intangible assets, and income taxes to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. Management has reviewed the application of these policies with the Audit Committee of Valley's Board of Directors.

The judgments used by management in applying the critical accounting policies discussed below may be affected by significant changes in the economic environment, which may result in changes to future financial results. Specifically, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in material changes in the allowance for credit losses in future periods, and the inability to collect on outstanding loans could result in increased loan losses.

Allowance for Credit Losses. Determining the allowance for credit losses for loans has historically been identified as a critical accounting estimate. We estimate and recognize an allowance for lifetime expected credit losses for loans, unfunded credit commitments and held to maturity debt securities measured at amortized cost. See Notes 1, 4 and 5 to the consolidated financial statements for further discussion of our accounting policies and methodologies for establishing the allowance for credit losses.

The accounting estimates relating to the allowance for credit losses is a "critical accounting estimate" for the following reasons:

- Changes in the provision for credit losses can materially affect our financial results;

- Estimates relating to the allowance for credit losses require us to project future borrower performance, delinquencies and charge-offs, along with, when applicable, collateral values, based on a reasonable and supportable forecast period utilizing forward-looking economic scenarios in order to estimate probability of default and loss given default;

- The allowance for credit losses is influenced by factors outside of our control such as industry and business trends, geopolitical events and the effects of laws and regulations as well as economic conditions such as trends in gross domestic product (GDP), unemployment, housing prices, interest rates, inflation, and energy prices; and

- Judgment is required to determine whether the models used to generate the allowance for credit losses produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

Management's determination of the amount of the ACL is a critical accounting estimate as it requires significant reliance on the credit risk we ascribe to individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows on individually evaluated loans, significant reliance on historical loss rates on homogenous portfolios, consideration of our quantitative and qualitative evaluation of past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Changes in such estimates could significantly impact our allowance and provision for credit losses. Accordingly, our actual credit loss experience may not be in line with our expectations.

Changes in Our Allowance for Credit Losses for Loans

Valley considers it difficult to quantify the impact of changes in the economic forecast on its allowance for credit losses for loans. However, management believes the following discussion may enable investors to better understand the variables that drive the allowance for credit losses for loans, which totaled $483.3 million and $375.7 million at December 31, 2022 and 2021, respectively. On April 1, 2022, Valley recorded reserves of $70.3 million in the allowance for credit losses for loans related to purchased credit deteriorated (PCD) loans acquired from Bank Leumi USA, and an additional second quarter 2022 provision of $41.0 million related to non-PCD loans and unfunded credit commitments also acquired from Bank Leumi USA.

As discussed further in the "Allowance for Credit Losses" section in this MD&A, we incorporated a multi-scenario economic forecast for estimating lifetime expected credit losses at December 31, 2022 and 2021. Due to the building inflationary pressures during most of 2022, aggressive interest rate hikes by the Federal Reserve and other global political and economic factors, Valley's CECL model incorporated a more pessimistic economic outlook in terms of GDP growth, unemployment levels and potential near term negative economic impacts, given such uncertain economic conditions at December 31, 2022 as compared to December 31, 2021. As a result, the qualitative economic component of our reserves at December 31, 2022 increased to approximately 16 percent of total allowance for credit losses for loans at December 31, 2022 as compared to 6 percent at December 31, 2021. Other qualitative non-economic reserves, largely based upon management judgements about certain inherent factors in acquired loan portfolios not reflected in our quantitative reserves, increased to approximately 20 percent of total allowance for credit losses for loans at December 31, 2022 as compared to 10 percent at

December 31, 2021. The increased level of reserves resulting from the higher percentage of these significant judgmental factors during 2022 was partly mitigated by decreases in the quantitative portion of our allowance based upon a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by generating probability of default and loss given default metrics.

Specific reserves totaling $86.6 million and $71.5 million, respectively, within the allowance at December 31, 2022 and 2021 are also largely based upon management's valuation of collateral for collateral dependent loans and the present value of expected cash flows for certain troubled debt restructured loans. These specific reserves include $42.2 million and $58.5 million at December 31, 2022 and 2021, respectively, related to New York City taxi medallion loan valuations based on the estimated value of the underlying medallions. The valuation of the underlying medallions could be adversely impacted by further illiquidity or dislocation in the market, resulting in depressed market valuations of the underlying collateral, thus leading to additional provisions for loan losses. See additional taxi medallion loan valuation sensitivity analysis under the "Non-performing Assets" section of this MD&A.

Goodwill and Other Intangible Assets. We have significant goodwill and other intangible assets related to our acquisitions totaling $1.9 billion and $197.5 million at December 31, 2022, respectively. We record all acquired assets, including goodwill and other intangible assets, and assumed liabilities in purchase acquisitions at fair value as of the acquisition date, and expense all acquisition related costs as incurred as required by ASC Topic 805, "Business Combinations." The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities. Goodwill is subject to annual tests for impairment or more often, if events or circumstances indicate it may be impaired. Our determination of whether or not goodwill is impaired requires us to make significant judgments and to use significant estimates and assumptions regarding estimated future cash flows. If we change our strategy or if market conditions shift, our judgments may change, which may result in adjustments to the recorded goodwill balance. Other intangible assets are amortized over their estimated useful lives and are subject to impairment tests if events or circumstances indicate a possible inability to realize the carrying amount. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

An impairment loss is recognized if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill recorded. We perform our annual goodwill impairment test in the second quarter of each year, or more often if events or circumstances warrant. In addition to the annual impairment test, we assessed the impact of the lingering effects of the COVID-19 pandemic and other factors on macroeconomic variables and economic forecasts and how those might impact the fair value of our reporting units each quarter end. After consideration of these variables and other possible triggering events or circumstances, as well as our operating results, we determined it was more-likely-than-not that the fair values of our three reporting units, Wealth Management, Consumer Banking, and Commercial Banking, were in excess of their carrying values during 2022. Therefore, we concluded there were no triggering events that would require additional goodwill impairment test of the reporting units during 2022.

Based upon Valley's 2022 annual goodwill impairment testing, the fair values of its three reporting units were in excess of their carrying values. In 2023, we will continue to monitor and evaluate the impact of the pandemic and the overall economic conditions that may impact our market capitalization and any triggering events that may indicate a possible impairment of goodwill allocated to our reporting units. While not expected at this time, we may be required to record a charge to earnings should there be a deficiency in our estimated fair value of one or more of our reporting units during our subsequent annual (or more frequent) impairment tests. See the "Business Segments" section in this MD&A for more information regarding our business segments/reporting units.

Fair value is determined using certain discounted cash flow and market multiple methods. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may materially affect the estimates include, among others, impact of the pandemic on macroeconomic variables and economic forecasts, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates, growth rate, terminal values, and specific industry or market sector conditions. To assist in assessing the impact of potential goodwill or other intangible assets impairment charges at December 31, 2022, the impact of a five percent impairment charge on these intangible assets would result in a reduction in pre-tax income of approximately $103.3 million. See Note 8 to the consolidated financial statements for additional information regarding goodwill and other intangible assets.

Income Taxes. We are subject to the income tax laws of the U.S., its states and municipalities. The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws to our business activities, as well as the timing of when certain items may affect taxable income.

Our interpretations may be subject to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court systems when applicable. We monitor relevant tax authorities and revise our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our operating results for any given quarter.

The provision for income taxes is composed of current and deferred taxes. Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. We perform regular reviews to ascertain the realizability of our deferred tax assets. These reviews include management's estimates and assumptions regarding future taxable income, which also incorporate various tax planning strategies. In connection with these reviews, if we determine that a portion of the deferred tax asset is not realizable, a valuation allowance is established. Management determined it is more likely than not that Valley will realize its net deferred tax assets, except for immaterial valuation allowances, as of December 31, 2022 and 2021.

We also maintain a reserve related to certain tax positions that management believes contain an element of uncertainty. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized. During 2022, 2021 and 2020, our income tax expense reflected increases of $1.8 million, $1.2 million and $1.5 million, respectively, to our tax provision related to reserve for uncertain tax liability positions and/or accrued interest related to such positions at December 31, 2022, 2021 and 2020, respectively.

See Notes 1 and 13 to the consolidated financial statements and the "Executive Summary" and "Income Taxes" sections in this MD&A for an additional discussion on the accounting for income taxes.

New Authoritative Accounting Guidance. See Note 1 of the consolidated financial statements for a description of recent accounting pronouncements including the dates of adoption and the anticipated effect on our results of operations and financial condition.

Executive Summary

Company Overview. At December 31, 2022, Valley had consolidated total assets of $57.5 billion, total net loans of $46.5 billion, total deposits of $47.6 billion and total shareholders' equity of $6.4 billion. Our commercial bank operations include branch office locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois. Of our current 231 branch network, 55 percent, 18 percent, and 18 percent of the branches are located in New Jersey, New York, and Florida, respectively, with the remaining 8 percent of the branches in Alabama, California and Illinois combined. Despite targeted branch consolidation activity, we have significantly grown both in asset size and locations over the past several years primarily both through organic efforts and through bank acquisitions. Our most recent bank acquisition is discussed below.

Bank Leumi Le-Israel Corporation. On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as "Bank Leumi USA". At the acquisition date, Bank Leumi USA had approximately $8.1 billion in assets, $5.9 billion of loans and $7.0 billion of deposits, after purchase accounting adjustments. Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. The consideration for the acquisition totaled approximately $1.2 billion, inclusive of the value of stock options. The transaction resulted in $403.2 million of goodwill and $153.4 million of combined core deposit and other intangible assets subject to amortization. See Note 2 to the consolidated financial statements for additional details regarding the acquisition of Bank Leumi USA and other recent acquisition activities.

Impact of COVID-19. Over the last three years, the novel coronavirus (COVID-19) exposed the vulnerability of global supply chains and our dependence on countries like China for essential consumer goods. During 2022, the COVID-19 pandemic continued to have a severe disruptive impact on the U.S. and global economy, particularly due to supply chain disruptions and labor shortages. While the U.S. experienced an economic rebound since 2021, partly due to the large scale vaccinations efforts, the first half of 2022 brought new global outbreaks of the COVID variants and a significant rise in inflation. As a result, worldwide inflationary concerns outweigh the other negative impacts of COVID-19 during the second half of 2022 and continued into 2023. Additionally, the reversal of China's "zero COVID" policy in December 2022 resulted in a massive wave of new infections in China, which is expected to suppress economic growth. China's economy slowdown could have prolonged negative consequences for the global economy as China exports up to one-third of the world's intermediate goods. We continue to closely monitor the impact of COVID-19 and the emergence of new variants, as well as its impact on our associates, customers, communities and results of operations and other government or Federal Reserve actions. See Item 1A. Risk Factors" and the "Operating Environment" section of MD&A for more details.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act and additional legislation that followed including the Consolidated Appropriations Act and the American Rescue Plan Act of 2021 provided funding for the SBA's Paycheck Protection Program (PPP) and established rules for qualifying borrowers to receive loan forgiveness by the SBA under this program. Valley extended a total of $3.2 billion PPP loans under the program and the vast majority of these loans received forgiveness from the SBA during 2022 and 2021. As of December 31, 2022, we had only $33.6 million of PPP loans outstanding (including $6.9 million acquired from Bank Leumi USA).

Annual Results. Net income for the year ended December 31, 2022 was $568.9 million, or $1.14 per diluted common share as compared to $473.8 million, or $1.12 per diluted common share for 2021. The $95.0 million increase in net income as compared to the same period one year ago was mainly due to the following changes:

- a $445.7 million increase in net interest income mainly due to higher average loan balances driven by both acquired and organic loan volumes and increased yields on new and adjustable-rate loans; and

- a $51.8 million increase in non-interest income driven by increases in wealth management and trust fees and service charges on deposit accounts totaling $19.8 million and $15.5 million, respectively, primarily related to brokerage fee and deposit growth resulting from the Bank Leumi USA acquisition, and a $11.7 million increase in other income related to higher swap fee income and growth due to the acquisition, partially offset by a decrease in net gains on sales of residential mortgage loans;

These items were partially offset by:

- a $24.2 million increase in our provision for credit losses;

- a $333.4 million increase in non-interest expense largely due to increases in salary and employee benefits; technology, furniture and equipment expenses; and net occupancy caused by our expanded banking operations resulting from the acquisitions of Bank Leumi USA on April 1, 2022 and The Westchester Bank Holding Corporation (Westchester) on December 1, 2021; and

- a $44.9 million increase in income tax expense mostly due to higher pre-tax income for the year ended December 31, 2022.

See the "Net Interest Income," "Non-Interest Income," "Non-Interest Expense," and "Income Taxes" sections in this MD&A for more details on the items above and other infrequent items, including merger related expenses, impacting our 2022 annual results.

Operating Environment. The year ended December 31, 2022 was defined by volatile markets as a result of higher interest rates and inflation, Russia's war in Ukraine, and fears of a recession. It was also a year of aggressive monetary tightening, with the Federal Reserve increasing rates by a cumulative 4.25 percent throughout the year. During 2022, real gross domestic product increased 2.1 percent compared to an increase of 5.9 percent in 2021. The increase in economic activity was driven in large part by household spending on goods and services, and a favorable mix of export activity outpacing imports. Residential fixed investments declined as mortgage rates increased causing potential home buyers to hold back and wait for affordability to improve. Business fixed investment, inventory restocking and government spending increased at a tepid rate.

During 2022, the Federal Reserve took unprecedented action to restrain inflation and improve the stability of the economy. The Federal Reserve raised the federal funds rate seven consecutive times ranging from 25 basis points in the beginning of the year to 75 basis points toward the end of the year and brought its benchmark interest rate up by a collective 4.25 percent. In addition, the Federal Reserve has continued to reduce its holdings of Treasury securities and agency residential and commercial mortgage-backed securities. The Federal Reserve is strongly committed to returning inflation to its 2 percent objective.

The 10-year U.S. Treasury note yield ended 2022 at 3.88 percent, 236 basis points higher compared with December 31, 2021. Meanwhile, the spread between the 2- and 10-year U.S. Treasury note yields ended the year at a negative (0.53) percent, 132 basis point lower compared to the end of 2021.

For all commercial banks in the U.S., loans and leases increased approximately 11.3 percent from December 31, 2021 to December 31, 2022. For the industry, banks reported that demand for commercial and industrial loans, particularly among large and middle-market firms, had increased sharply compared to the prior year. Alternatively, demand for commercial real estate lending was challenged, particularly those related to construction and land development. While overall industry loan growth was strong during the year, banks reported that demand for most commercial and consumer loan products had declined notably in the fourth quarter of 2022. Higher interest rates drove up cost of capital further constraining new construction and overall housing demand. Additionally, the industry reported increasing underwriting standards across both commercial and consumer loan products.

Further expected increases in market interest rates, persistently high inflation and geopolitical tensions, which continued to exacerbate supply chain issues, and tight labor market conditions, among other factors, have added a higher level of uncertainty to the future path of the U.S. economy and an elevated risk of a recession. Additionally, further increases in the market interest rates may cause firms to restrain investment and related borrowings, and Valley and its financial results could be adversely impacted, as highlighted in the remaining MD&A discussion below.

Loans. Total loans increased $12.8 billion to $46.9 billion at December 31, 2022 as compared to December 31, 2021 largely due to a combination of $5.9 billion of acquired loans from Bank Leumi USA, strong commercial loan volumes and an increase in new residential mortgage loans originated for investment rather than sale, partially offset by a decline in PPP loans. The PPP loans included within the commercial and industrial loan category decreased $476.0 million from December 31, 2021 as result of SBA loan forgiveness. Excluding acquired loans from Bank Leumi USA, commercial real estate (including construction), non-PPP commercial and industrial, residential mortgage and automobile loans increased 24.5 percent, 20.0 percent, 17.7 percent, and 11.2 percent, respectively, during the year ended December 31, 2022. Loans held for sale totaled $18.1 million and $139.5 million at December 31, 2022 and 2021, respectively.

For 2023, we are targeting net loan growth in the range of 7 to 9 percent based on the gross loans of $46.9 billion at December 31, 2022. However, there can be no assurance that we will achieve such levels given the potential for unforeseen changes in the market and other conditions detailed in our risk factors set forth under Item 1A. of this Report. See further details on our loan activities under the "Loan Portfolio" section below.

Asset Quality. Total non-performing assets (NPAs), consisting of non-accrual loans, other real estate owned (OREO) and other repossessed assets increased $26.6 million, or 10.8 percent to $272.0 million at December 31, 2022 as compared to December 31, 2021. This increase was largely due to higher non-accrual construction loans (including acquired loans from Bank Leumi USA), partially offset by lower non-accrual commercial real estate loans and residential mortgage loans. Non-accrual loans totaled $269.8 million, or 0.57 percent of our entire loan portfolio of $46.9 billion, at December 31, 2022 as compared to $240.2 million, or 0.70 percent of total loans, at December 31, 2021. Net loan charge-offs totaled $19.1 million and $15.1 million for the years ended December 31, 2022 and 2021, respectively.

Total accruing past due loans (i.e., loans past due 30 days or more and still accruing interest) increased $35.0 million to $90.9 million, or 0.19 percent of total loans at December 31, 2022 as compared to $55.9 million, or 0.16 percent of total loans, at December 31, 2021. The increase was largely due to increases in commercial and industrial, and commercial real estate loans in the 69 to 89 days past due and 90 or more days past due delinquency categories. See further details in the "Non-performing Assets" section below.

Deposits and Borrowings. Overall, average deposits increased by $9.2 billion to $42.5 billion for the year ended December 31, 2022 as compared to 2021 largely due to $7.0 billion of deposits assumed from Bank Leumi USA, growth in average non-maturity deposits balances, as well as $1.2 billion in deposits assumed from Westchester Bank Holding Corporation (Westchester) on December 1, 2021. The average non-interest bearing deposits and savings, NOW and money market account and time deposits balances increased by $4.3 billion, $4.4 billion, and $435.0 million, respectively, for the year ended December 31, 2022 as compared to 2021. Average non-interest-bearing deposits; savings, NOW and money market deposits; and time deposits represented approximately 35 percent, 53 percent and 12 percent of total deposits at December 31, 2022, respectively.

Actual ending balances for deposits increased $12.0 billion to $47.6 billion at December 31, 2022 as compared to 2021 mostly due to the assumed deposits from Bank Leumi USA and Westchester, commercial customer deposit organic growth, and increased utilization of brokered deposits, consisting of money market and time deposit accounts, in our funding mix. Non-interest bearing deposits increased $2.8 billion at December 31, 2022 as compared to 2021 largely due to deposits assumed from Bank Leumi USA, partially offset by some migration of both commercial and retail balances to interest bearing deposit products during the second half of 2022. Total brokered deposits increased to $5.9 billion at December 31, 2022 as compared to $1.4 billion to December 31, 2021 as we increased our utilization of such funds in the second half of 2022 as a favorable alternative to other borrowings. Non-interest bearing deposits; savings, NOW, money market deposits; and time deposits represented approximately 30 percent, 50 percent and 20 percent of total deposits as of December 31, 2022, respectively. While our overall deposit levels benefited from organic growth and acquired deposits during 2022, we believe the current operating environment will likely remain very challenging for Valley's deposit gathering initiatives due to, among other factors, the high level of short-term interest rates and additional forecasted interest rate hikes by the Federal Reserve to tame inflation. As a result, we cannot guarantee that we will be able to maintain deposit levels at or near those reported at December 31, 2022.

The following table presents average short-term and long-term borrowings for the years ended December 31, 2022 and 2021:

	2022	2021
	(in thousands)	
Average short-term borrowings:		
FHLB advances	$ 531,020	$ 722,192
Securities sold under repurchase agreements	137,527	163,223
Federal funds purchased	355,805	6,493
Total	$ 1,024,352	$ 891,908
Average long-term borrowings:		
FHLB advances	$ 788,725	$ 1,136,661
Subordinated debt	658,798	533,754
Securities sold under repurchase agreements	—	170,685
Junior subordinated debentures issued to capital trusts	56,588	56,243
Total	$ 1,504,111	$ 1,897,343

Average short-term borrowings increased $132.4 million at December 31, 2022 as compared to 2021 mostly due to increased use of federal funds purchased as a part of our overall funding strategy, partially offset by lower utilization of FHLB advances. Average long-term borrowings (including junior subordinated debentures issued to capital trusts which are presented separately on the consolidated statements of financial condition) decreased $393.2 million at December 31, 2022 as compared to 2021 largely due to the repayment of long-term repurchase agreements during the third quarter 2021 and, to a lesser extent, maturities of FHLB advances over the last 12 months. The average balance of subordinated debt increased due to the issuance of $150 million of 6.25 percent fixed-to-floating rate subordinated notes during the third quarter 2022.

Actual ending balances for short-term borrowings decreased $517.0 million to $138.7 million at December 31, 2022 as compared to 2021 largely due to the maturity of FHLB advances during 2022 and lower repo balances at December 31, 2022. Long-term borrowings increased $119.4 million to $1.5 billion at December 31, 2022 as compared to $1.4 billion at December 31, 2021 primarily due to the aforementioned issuance of subordinated notes during the third quarter 2022. See the "Net Interest Income" section below and Note 10 to the consolidated financial statements for additional details on our borrowed funds.

Non-GAAP Financial Measures. The table below presents selected performance indicators, their comparative non-GAAP measures and the (non-GAAP) efficiency ratio for the periods indicated. The Company believes that the non-GAAP financial measures provide useful supplemental information to both management and investors in understanding Valley's underlying operational performance, business, and performance trends, and may facilitate comparisons of our current and prior performance with the performance of others in the financial services industry. Management utilizes these measures for internal planning, forecasting and analysis purposes. Management believes that Valley's presentation and discussion of this supplemental information, together with the accompanying reconciliations to the GAAP financial measures, also allows investors to view performance in a manner similar to management. These non-GAAP financial measures should not be considered in isolation, as a substitute for or superior to financial measures calculated in accordance with U.S. GAAP. These non-GAAP financial measures may also be calculated differently from similar measures disclosed by other companies.

The following table presents our annualized performance ratios for the three years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Selected Performance Indicators	($ in thousands, except for %)		
GAAP measures:			
Net income, as reported	$ 568,851	$ 473,840	$ 390,606
Return on average assets	1.09 %	1.14 %	0.96 %
Return on average shareholders' equity	9.50	9.98	8.68
Non-GAAP measures:			
Net income, as adjusted	$ 650,452	$ 492,148	$ 401,738
Return on average assets, as adjusted	1.25 %	1.19 %	0.99 %
Return on average shareholders' equity, as adjusted	10.87	10.37	8.93
Return on average tangible shareholders' equity (ROATE)	14.08	14.40	12.82
ROATE, as adjusted	16.10	14.96	13.19
Efficiency ratio	50.55 %	48.46 %	47.39 %

	As of December 31,		
Common Equity Per Share Data:	2022	2021	2020
Book value per common share	$ 12.23	$ 11.57	$ 10.85
Tangible book value per common share	8.15	7.94	7.25

Non-GAAP Reconciliations to GAAP Financial Measures

Adjusted net income for the three years ended December 31, 2022, 2021 and 2020 was computed as follows:

	2022	2021	2020
	(in thousands)		
Net income, as reported (GAAP)	$ 568,851	$ 473,840	$ 390,606
Add: Loss on extinguishment of debt (net of tax)	—	6,024	8,649
Less: Gains on available for sale and held to maturity securities transactions (net of tax) [1]	(69)	(390)	(377)
Add: Provision for credit losses (net of tax) [2]	29,282	4,471	—
Add: Severance expense (mainly branch transformation, net of tax) [3]	—	—	1,489
Add: Merger related expenses (net of tax) [4]	52,388	6,698	1,371
Add: Litigation reserve (net of tax) [5]	—	1,505	—
Net income, as adjusted (non-GAAP)	$ 650,452	$ 492,148	$ 401,738

[1] Included in (losses) gains on securities transactions, net.
[2] Primarily represents provision for credit losses for non-PCD loans and unfunded credit commitments acquired in bank acquisitions.
[3] Severance expense is included in salary and employee benefits expense.
[4] Merger related expenses are primarily within salary and employee benefits expense, technology, furniture and equipment expense, professional and legal fees, and other expense.
[5] Included in professional and legal fees.

In addition to the items used to calculate net income, as adjusted, in the tables above, our net income is, from time to time, impacted by fluctuations in the level of net gains on sales of loans, wealth management fees, and swap fees recognized from commercial loan customer transactions. These amounts can vary widely from period to period due to, among other factors, the amount of residential mortgage loans originated for sale, loan portfolio sales, brokerage fees, and commercial loan customer demand for certain products. See the "Non-Interest Income" section below for more details.

Adjusted annualized return on average assets for the three years ended December 31, 2022, 2021 and 2020 is computed by dividing adjusted net income by average assets, as follows:

	2022	2021	2020
	($ in thousands)		
Net income, as adjusted (non-GAAP)	$ 650,452	$ 492,148	$ 401,738
Average assets (GAAP)	$ 52,182,310	$ 41,475,682	$ 40,557,326
Annualized return on average assets, as adjusted (non-GAAP)	1.25 %	1.19 %	0.99 %

Adjusted annualized return on average shareholders' equity for the three years ended December 31, 2022, 2021 and 2020 is computed by dividing adjusted net income by average shareholders' equity, as follows:

	2022	2021	2020
	($ in thousands)		
Net income, as adjusted (non-GAAP)	$ 650,452	$ 492,148	$ 401,738
Average shareholders' equity (GAAP)	$ 5,985,236	$ 4,747,745	$ 4,500,067
Annualized return on average shareholders' equity, as adjusted (non-GAAP)	10.87 %	10.37 %	8.93 %

ROATE and adjusted ROATE for the three years ended December 31, 2022, 2021 and 2020 are computed by dividing net income and adjusted net income, respectively, by average shareholders' equity less average goodwill and average other intangible assets, as follows:

	2022	2021	2020
	($ in thousands)		
Net income, as reported (GAAP)	$ 568,851	$ 473,840	$ 390,606
Net income, as adjusted (non-GAAP)	$ 650,452	$ 492,148	$ 401,738
Average shareholders' equity (GAAP)	$ 5,985,236	$ 4,747,745	$ 4,500,067
Less: Average goodwill and other intangible assets (GAAP)	1,944,503	1,457,519	1,454,349
Average tangible shareholders' equity (non-GAAP)	$ 4,040,733	$ 3,290,226	$ 3,045,718
Annualized ROATE (non-GAAP)	14.08 %	14.40 %	12.82 %
Annualized ROATE, as adjusted (non-GAAP)	16.10 %	14.96 %	13.19 %

The following table presents our efficiency ratio and a reconciliation of the efficiency ratio adjusted for such items during the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	($ in thousands)		
Total non-interest expense, as reported (GAAP)	$ 1,024,949	$ 691,542	$ 646,148
Less: Loss on extinguishment of debt (pre-tax)	—	8,406	12,036
Less: Amortization of tax credit investments (pre-tax)	12,407	10,910	13,335
Less: Merger related expenses (pre-tax) [1]	71,203	8,900	1,907
Less: Litigation reserve (pre-tax) [2]	—	2,100	—
Less: Severance expense (mainly branch transformation, pre-tax) [3]	—	—	2,072
Total non-interest expense, as adjusted (non-GAAP)	941,339	661,226	616,798
Net interest income, as reported (GAAP)	1,655,640	1,209,901	1,118,904
Total non-interest income, as reported (GAAP)	206,793	155,013	183,032
Less: Gains on available for sale and held to maturity debt securities transactions, net (pre-tax) [4]	(95)	(545)	(524)
Total net interest income and non-interest income, as adjusted (non-GAAP)	$ 206,698	$ 154,468	$ 182,508
Gross operating income, as adjusted (non-GAAP)	$ 1,862,338	$ 1,364,369	$ 1,301,412
Efficiency ratio, (non-GAAP)	50.55 %	48.46 %	47.39 %

(1) Included primarily within salary and employee benefits expense, technology, furniture and equipment expense, professional and legal fees, and other expense.
(2) Included in professional and legal fees.
(3) Severance expenses are included in salary and employee benefits expense.
(4) Included in (losses) gains on securities transactions, net.

Tangible book value per common share is computed by dividing shareholders' equity less preferred stock, goodwill and other intangible assets by common shares outstanding for the two years ended December 31, 2022 and 2021, as follows:

	2022	2021
	($ in thousands, except for share data)	
Common shares outstanding	506,374,478	421,437,068
Shareholders' equity (GAAP)	$ 6,400,802	$ 5,084,066
Less: Preferred stock	209,691	209,691
Less: Goodwill and other intangible assets	2,066,392	1,529,394
Tangible common shareholders' equity (non-GAAP)	$ 4,124,719	$ 3,344,981
Tangible book value per common share (non-GAAP)	8.15	7.94
Book value per common share (GAAP)	$ 12.23	$ 11.57

Net Interest Income

Net interest income consists of interest income and dividends earned on interest earning assets less interest expense on interest bearing liabilities and represents the main source of income for Valley. The net interest margin on a fully tax equivalent basis is calculated by dividing tax equivalent net interest income by average interest earning assets and is a key measurement used in the banking industry to measure income from interest earning assets.

Annual Period 2022. Net interest income on a tax equivalent basis increased by $447.4 million to $1.7 billion for 2022 as compared to 2021. Interest income on a tax equivalent basis increased $644.1 million to $2.0 billion for 2022 as compared to 2021 mostly due to an $9.8 billion increase in average interest earning assets caused by a blend of organic and acquired loan growth, as well as increased loan yields on new originations and adjustable rate loans. Partially offsetting these positive events, interest and fee income related to PPP loans decreased $72.2 million to $12.8 million for 2022 as compared to 2021, as expected, from continued SBA loan forgiveness. Additionally, interest expense increased $196.7 million to $321.0 million for 2022 as compared to 2021 largely due to higher interest rates on deposits and a $4.6 billion increase in average interest bearing liabilities.

Average interest earning assets totaling $48.1 billion for the year ended December 31, 2022 increased $9.8 billion, or 25.7 percent, as compared to 2021 primarily driven by a $9.1 billion increase in average loan balances to $41.9 billion. Average loans mainly increased due to $5.9 billion and $908.0 million of loans acquired from Bank Leumi USA and Westchester, respectively, and organic loan growth in the non-PPP loan categories over the 12-month period, partially offset by a $402.4 million decrease in PPP loans caused by SBA forgiveness during 2022.

Average interest bearing liabilities increased $4.6 billion to $30.2 billion for the year ended December 31, 2022 as compared to 2021 mainly due to $2.5 billion and $727.2 million of interest bearing deposits assumed from Bank Leumi USA and Westchester, respectively, and organic commercial and retail growth in average non-maturity interest bearing deposits. Average short-term borrowings increased $132.4 million and long-term borrowings decreased $393.2 million in 2022 as compared to 2021. See additional information under "Deposits and Other Borrowings" in the Executive Summary section above.

The net interest margin on a tax equivalent basis was 3.45 percent for the year ended December 31, 2022 and increased 28 basis points as compared to 2021. The yield on average interest earning assets increased 62 basis points mainly attributable to higher yields on average loans and investments. The yield on average loans increased 53 basis points to 4.36 percent for 2022 as compared to 3.83 percent in 2021 largely due to new loan originations at higher market interest rates and repricing within our adjustable rate loan portfolio. The yields on average taxable and non-taxable investments also increased 60 basis points and 68 basis points, respectively, as compared to 2021 largely due to investment maturities and prepayments redeployed into new higher yielding securities, as well as lower premium amortization expense caused by a decline in prepayments on mortgage-backed securities during the second half of 2022. The overall cost of interest bearing liabilities increased 57 basis points to 1.06 percent for 2022 as compared to the prior year primarily due to higher market driven pricing of non-maturity deposits combined with greater utilization of brokered and retail CDs and short-term borrowings in our loan funding mix during 2022.

Fourth Quarter 2022. Net interest income on a tax equivalent basis totaling $467.2 million for the fourth quarter 2022 increased $11.9 million and $151.2 million as compared to the third quarter 2022 and fourth quarter 2021, respectively. Interest income on a tax equivalent basis increased $109.9 million to $648.0 million for the fourth quarter 2022 as compared to the third quarter 2022. The increase was mostly due to higher average loan balances driven by our organic loan growth and increased yields on both new originations and adjustable rate loans in our portfolio. Interest expense of $180.7 million for the fourth quarter 2022 increased $98.0 million as compared to the third quarter 2022 largely due to higher interest rates on both non-maturity and new time deposits, as well as a $2.4 billion increase in average time deposits.

Net interest margin on a tax equivalent basis of 3.57 percent for the fourth quarter 2022 decreased 3 basis points as compared to 3.60 percent for the third quarter 2022, and increased 34 basis points from 3.23 percent for the fourth quarter 2021. The yield on average interest earning assets increased by 69 basis points on a linked quarter basis mostly due to the aforementioned higher yields on new and adjustable rate loans in the fourth quarter 2022 as compared to third quarter 2022. The yield on average loans increased to 5.20 percent for the fourth quarter 2022 from 4.48 percent for the third quarter 2022 largely due to the higher level of market interest rates. The overall cost of average interest-bearing liabilities increased by 109 basis points to 2.15 percent for the fourth quarter 2022 as compared to the linked third quarter 2022 primarily due to higher interest rates on both non-maturity and new time deposits. Our cost of total average deposits was 1.36 percent for the fourth quarter 2022 as compared to 0.59 percent for the third quarter 2022. The increased cost of funds was mainly due to higher interest rates on most of our interest bearing deposit products combined with greater utilization of brokered and retail CDs in our funding mix during the fourth quarter 2022.

Based upon our estimates at December 31, 2022, we anticipated net interest income growth of approximately 16 to 18 percent for the full year of 2023 as compared to 2022. While our 2023 outlook for our net interest income is positive, we cannot provide any assurances with respect to the future trajectory of market interest rates or that our net interest margin or income will remain at the levels reported for the fourth quarter 2022.

The following table reflects the components of net interest income for each of the three years ended December 31, 2022, 2021 and 2020:

ANALYSIS OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2022			2021			2020		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	($ in thousands)								
Assets									
Interest earning assets:									
Loans [1][2]	$41,930,353	$1,828,576	4.36 %	$32,816,985	$1,257,489	3.83 %	$31,785,859	$1,284,807	4.04 %
Taxable investments [3]	4,628,353	117,184	2.53	3,285,543	63,383	1.93	3,446,670	81,893	2.38
Tax-exempt investments [1][3]	586,956	22,687	3.87	464,833	14,830	3.19	549,204	18,434	3.36
Interest bearing deposits with banks	921,719	13,064	1.42	1,660,454	1,738	0.10	1,229,200	2,556	0.21
Total interest earning assets	48,067,381	1,981,511	4.12	38,227,815	1,337,440	3.50	37,010,933	1,387,690	3.75
Allowance for loan losses	(442,068)			(349,877)			(295,131)		
Cash and due from banks	386,399			279,578			309,539		
Other assets	4,254,389			3,285,731			3,495,464		
Unrealized gains (losses) on securities available for sale, net	(83,791)			32,435			36,521		
Total assets	$52,182,310			$41,475,682			$40,557,326		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Savings, NOW and money market deposits	$22,652,502	$ 186,709	0.82 %	$18,223,279	$ 42,879	0.24 %	$14,280,137	$ 76,169	0.53 %
Time deposits	5,009,302	69,691	1.39	4,574,337	25,094	0.55	8,125,869	106,067	1.31
Total interest bearing deposits	27,661,804	256,400	0.93	22,797,616	67,973	0.30	22,406,006	182,236	0.81
Short-term borrowings	1,024,352	17,453	1.70	891,908	5,374	0.60	1,621,581	11,372	0.70
Long-term borrowings	1,504,111	47,190	3.14	1,897,343	50,978	2.69	2,850,213	71,207	2.50
Total interest bearing liabilities	30,190,267	321,043	1.06	25,586,867	124,325	0.49	26,877,800	264,815	0.99
Non-interest bearing deposits	14,789,661			10,441,816			8,284,376		
Other liabilities	1,217,146			699,254			895,083		
Shareholders' equity	5,985,236			4,747,745			4,500,067		
Total liabilities and shareholders' equity	$52,182,310			$41,475,682			$40,557,326		
Net interest income/interest rate spread [5]		1,660,468	3.06 %		1,213,115	3.01 %		1,122,875	2.76 %
Tax equivalent adjustment		(4,828)			(3,214)			(3,971)	
Net interest income, as reported		$1,655,640			$ 1,209,901			$1,118,904	
Net interest margin [6]			3.44 %			3.16 %			3.02 %
Tax equivalent effect			0.01			0.01			0.01
Net interest margin on a fully tax equivalent basis [6]			3.45 %			3.17 %			3.03 %

[1] Interest income is presented on a tax equivalent basis using a 21 percent federal tax rate.
[2] Loans are stated net of unearned income and include non-accrual loans.
[3] The yield for securities that are classified as available for sale is based on the average historical amortized cost.
[4] Includes junior subordinated debentures issued to capital trusts which are presented separately on the consolidated statements of condition.
[5] Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.
[6] Net interest income as a percentage of total average interest earning assets.

The following table demonstrates the relative impact on net interest income of changes in the volume of interest earning assets and interest bearing liabilities and changes in rates earned and paid by Valley on such assets and liabilities. Variances resulting from a combination of changes in volume and rates are allocated to the categories in proportion to the absolute dollar amounts of the change in each category.

CHANGE IN NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2022 Compared to 2021			2021 Compared to 2020		
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
	(in thousands)					
Interest income:						
Loans*	$ 381,416	$ 189,671	$ 571,087	$ 40,846	$ (68,164)	$ (27,318)
Taxable investments	30,492	23,309	53,801	(3,685)	(14,825)	(18,510)
Tax-exempt investments*	4,353	3,504	7,857	(2,726)	(878)	(3,604)
Federal funds sold and other interest bearing deposits	(1,105)	12,431	11,326	712	(1,530)	(818)
Total increase (decrease) in interest income	415,156	228,915	644,071	35,147	(85,397)	(50,250)
Interest expense:						
Savings, NOW and money market deposits	12,731	131,099	143,830	17,145	(50,435)	(33,290)
Time deposits	2,600	41,997	44,597	(34,806)	(46,167)	(80,973)
Short-term borrowings	908	11,171	12,079	(4,568)	(1,430)	(5,998)
Long-term borrowings and junior subordinated debentures	(11,545)	7,757	(3,788)	(25,271)	5,042	(20,229)
Total increase (decrease) in interest expense	4,694	192,024	196,718	(47,500)	(92,990)	(140,490)
Increase in net interest income	$ 410,462	$ 36,891	$ 447,353	$ 82,647	$ 7,593	$ 90,240

---

* Interest income is presented on a tax equivalent basis using a 21 percent federal tax rate.

Non-Interest Income

Non-interest income represented 9.5 percent and 10.4 percent of total interest income plus non-interest income for 2022 and 2021, respectively. For the year ended December 31, 2022, non-interest income increased $51.8 million as compared to the year ended December 31, 2021 largely due to increases resulting from the acquisition of Bank Leumi USA and higher swap fee income derived from new commercial loan transactions. See further details below.

The following table presents the components of non-interest income for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
	(in thousands)		
Wealth management and trust fees	$ 34,709	$ 14,910	$ 12,415
Insurance commissions	11,975	7,810	7,398
Capital markets	52,362	27,377	58,962
Service charges on deposit accounts	36,930	21,424	18,257
(Losses) gains on securities transactions, net	(1,230)	1,758	524
Fees from loan servicing	11,273	11,651	10,352
Gains on sales of loans, net	6,418	26,669	42,251
Bank owned life insurance	8,040	8,817	10,083
Other	46,316	34,597	22,790
Total non-interest income	$ 206,793	$ 155,013	$ 183,032

Wealth management and trust fees income increased by $19.8 million for the year ended December 31, 2022 as compared to 2021 mostly due to brokerage fees resulting from the acquisition of Bank Leumi USA and its wholly owned broker dealer subsidiary now legally named Valley Financial Management, Inc. The brokerage fees totaled $8.6 million for the year ended

December 31, 2022. Trust and investment services income increased $11.2 million for the year ended December 31, 2022 as compared to 2021 and was mainly driven by additional revenues from our advisory firm, Dudley Ventures, LLC, specializing in the investment and management of tax credit investments, which we acquired in October 2021 (See Note 2 to the consolidated financial statements).

Insurance commissions increased $4.2 million for the year ended December 31, 2022 as compared to the same period in 2021 mostly due to stronger business volumes generated by the Bank's insurance agency subsidiary.

Capital market income increased $25.0 million for the year ended December 31, 2022 as compared to 2021. The increase was largely driven by higher fee income from transactions executed for commercial customers related interest rate swaps and, to a lesser extent, foreign exchange fees. Swap fee income totaled $43.1 million and $26.9 million for the years ended December 31, 2022 and 2021, respectively. While we believe our commercial loan swap based product will remain attractive to borrowers in the current interest rate environment, we can provide no assurance that our swap fees will remain at the level reported for the year ended December 31, 2022. Foreign exchange fees totaled $5.7 million for the year ended December 31, 2022 and largely related to new relationships acquired from Bank Leumi USA. Foreign exchange fees were not material prior to 2022.

Service charges on deposit accounts increased $15.5 million for the year ended December 31, 2022 as compared to 2021 largely due to revenues related to deposit accounts acquired from Bank Leumi USA.

Net losses and gains on securities transactions for the years ended December 31, 2022 and 2021 were mostly due to net trading losses and gains related to our municipal bond trading platform launched in the first quarter 2021.

The net gains on sales of loans for each period are comprised of both gains on sales of residential mortgages and the net change in the mark to market gains and losses on our loans held for sale carried at fair value at each period end. Net gains on sales of loans decreased $20.3 million for the year ended December 31, 2022 as compared to 2021. The decrease was mostly due to lower loan sale volumes as we sold approximately $385.5 million of residential mortgage loans in 2022 compared to $1.2 billion of such loans sold in 2021. The mark to market change on loans held for sale at fair value resulted in net losses totaling $3.0 million and $11.8 million for the year ended December 31, 2022 and 2021, respectively. Our ability to generate net gains on sales of loans could continue to be challenged by a number of factors, including the higher level of market interest rates, lower customer demand for conforming loan products and our decision to originate certain residential mortgage loans for investment in our loan portfolio rather than sale. See further discussions of our residential mortgage loan origination activity under the "Loan Portfolio" section of this MD&A below and Note 3 to the consolidated financial statements for details about the fair value methodology.

Other non-interest income increased $11.7 million for the year ended December 31, 2022 as compared to 2021 due, in part to $5.6 million increase in standby letter of credit and unfunded commitments fees as well as incremental increases in other operating non-interest income during 2022 as compared to 2021.

Non-Interest Expense

Non-interest expense increased $333.4 million to $1.0 billion for the year ended December 31, 2022 as compared to 2021 mainly driven by organic and acquired growth in our operations, ongoing technology transformation efforts and merger related expenses. See further details below.

The following table presents the components of non-interest expense for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(in thousands)		
Salary and employee benefits expense	$ 526,737	$ 375,865	$ 333,221
Net occupancy expense	94,352	79,355	81,538
Technology, furniture and equipment expense	161,752	89,221	76,889
FDIC insurance assessment	22,836	14,183	18,949
Amortization of other intangible assets	37,825	21,827	24,645
Professional and legal fees	82,618	38,432	32,348
Loss on extinguishment of debt	—	8,406	12,036
Amortization of tax credit investments	12,407	10,910	13,335
Other	86,422	53,343	53,187
Total non-interest expense	$ 1,024,949	$ 691,542	$ 646,148

Salary and employee benefits expense increased $150.9 million for the year ended December 31, 2022 as compared to 2021. The increase in 2022 was largely due to strategic expansion of our headcount to enhance lending and operations (including additions to staff related to the Bank Leumi USA and Westchester acquisitions), increases in our branch compensation to preserve staffing and service levels, and to keep pace with the increases in wage demand across the industry. In addition, salary and employee benefits expense included approximately $28.1 million of merger related expenses for the year ended December 31, 2022. The merger expenses, primarily consisted of change in control and severance payments, related to Bank Leumi USA during the second quarter 2022. We had $6.5 million in 2021 mainly related to Westchester acquisition.

Net occupancy expenses increased $15.0 million for the year ended December 31, 2022 as compared to 2021 mainly due to increases in lease and depreciation expense totaling $7.4 million and $2.0 million, respectively, mostly caused by additional branches and office facilities acquired from Bank Leumi USA and Westchester. In addition, repair and maintenance costs increased $2.8 million during the year ended December 31, 2022 as compared to 2021. The merger related expenses within this category totaled $1.5 million for the year ended December 31, 2022.

Technology, furniture and equipment expense increased $72.5 million for the year ended December 31, 2022 as compared to 2021. The increase is largely driven by higher data processing costs related to the acquisitions of Bank Leumi USA and Westchester and additional investments in technology and equipment, and higher depreciation expense. Within this expense category, merger related expense totaled $24.2 million for the year ended December 31, 2022.

FDIC insurance assessment expense increased $8.7 million for the year ended December 31, 2022 as compared to 2021 mainly due to the bank acquisitions, as well as the organic growth of our balance sheet.

Amortization of other intangibles increased $16.0 million for the year ended December 31, 2022 as compared to 2021 mostly due to higher amortization expense of core deposits and intangible assets, partially offset by a decrease in amortization of loan servicing rights. Amortization expense of core deposits and intangible assets increased $15.3 million and $5.3 million, respectively, during 2022 as compared to 2021 and was mainly due to the intangible assets resulting from the Bank Leumi USA acquisition. See Note 8 to the consolidated financial statements for additional information.

Professional and legal fees increased $44.2 million for the year ended December 31, 2022 as compared to 2021. The increases were primarily due to higher consulting expense mainly related to technology transformation and new product initiatives and increased managed services. Within this expense category, merger related costs totaled $11.5 million and $1.7 million for the year ended December 31, 2022 and 2021, respectively.

Loss on extinguishment of debt totaling $8.4 million for the year ended December 31, 2021 related to the prepayment of approximately $248 million of long-term FHLB advances during the second quarter 2021.

Other non-interest expense increased $33.1 million for the year ended December 31, 2022 as compared to 2021. These increases within this expense category mostly related to incrementally higher operating expenses due to the expansion of our operations, including acquisitions of Bank Leumi USA and Westchester. In addition, the year ended December 31, 2022 included a $2.0 million contribution to the Valley Bank Charitable Fund.

Income Taxes

Income tax expense was $211.8 million for the year ended December 31, 2022, reflecting an effective tax rate of 27.1 percent, as compared to $166.9 million for the year ended December 31, 2021, reflecting an effective tax rate of 26.0 percent. The increase in effective tax rate during 2022 as compared to 2021 was mainly attributable to higher disallowed permanent adjustments. The CARES Act did not have a material impact on our reported income tax expense for the years ended December 31, 2022 and 2021.

Our uncertain tax liability positions totaling $30.4 million remains unchanged at December 31, 2022 and relate to renewable energy tax credits and other tax benefits previously recognized from our investments in mobile generators sold and leased back by DC Solar and its affiliates.

U.S. GAAP requires that any change in judgment or change in measurement of a tax position taken in a prior annual period be recognized as a discrete event in the quarter in which it occurs, rather than being recognized as a change in effective tax rate for the current year. Our adherence to these tax guidelines may result in volatile effective income tax rates in future quarterly and annual periods. Factors that could impact management's judgment include changes in income, tax laws and regulations, and tax planning strategies. Based on the current information available, we anticipate that our effective tax rate will range from 27 percent to 29 percent for 2023.

See additional information regarding our income taxes under our "Critical Accounting Policies and Estimates" section above, as well as Note 13 to the consolidated financial statements.

Operating Segments

Prior to the second quarter 2022, Valley operated as four reportable segments: Consumer Lending, Commercial Lending, Investment Management, and Corporate and Other Adjustments. Valley re-evaluated its segment reporting during the second quarter 2022 to consider the Bank Leumi USA acquisition on April 1, 2022 along with other factors, including changes in the internal structure of operations, discrete financial information reviewed by key decision-makers, balance sheet management strategies and personnel. As a result, Valley determined it operated reportable segments consisting of Consumer Banking, Commercial Banking and Treasury and Corporate Other at December 31, 2022. Treasury and Corporate Other was reorganized to consolidate Treasury and other corporate-wide functions, including the Treasury managed investment securities portfolios and overnight interest earning cash balances formerly reported under Investment Management. The discrete financial information related to the activities previously reported in the Investment Management segment is no longer provided to Valley's CEO, who is the chief operating decision maker. Each operating segment is reviewed routinely for its asset growth, contribution to income before income taxes and return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Valley regularly assesses its strategic plans, operations, and reporting structures to identify its reportable segments. There were no additional changes to Valley's reportable segments at December 31, 2022.

The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting and may result in income and expense measurements that differ from amounts under U.S. GAAP. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data. The 2021 period balances reflect reclassifications to conform the presentation of the current operating segment structure. Valley's consolidated results were not impacted by the changes discussed above and remain unchanged for all periods presented.

The following tables present the financial data for Valley's operating segment for the year ended December 31, 2022 and 2021:

	December 31, 2022			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets	$ 8,133,665	$ 33,796,688	$ 6,137,028	$ 48,067,381
Income before income taxes	64,753	787,047	(71,133)	780,667
Annualized return on average interest earning assets (before tax)	0.80 %	2.33 %	(1.16)%	1.62 %

	December 31, 2021			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets	$ 7,262,808	$ 25,554,177	$ 5,410,830	$ 38,227,815
Income (loss) before income taxes	138,192	552,394	(49,847)	640,739
Annualized return on average interest earning assets (before tax)	1.90 %	2.16 %	(0.92)%	1.68 %

Consumer Banking. The Consumer Banking segment represented 18.5 percent of the total loan portfolio at December 31, 2022, and was mainly comprised of residential mortgage loans and automobile loans, and to a lesser extent, home equity loans, secured personal lines of credit and other consumer loans (including credit card loans). The duration of the residential mortgage loan portfolio (which represented 11.4 percent of our total loan portfolio at December 31, 2022) is subject to movements in the market level of interest rates and forecasted prepayment speeds. The weighted average life of the automobile loans portfolio (representing 3.7 percent of total loans at December 31, 2022) is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by new loans as a result of the availability of credit within the automobile marketplace and consumer demand for purchasing new or used automobiles. The consumer banking segment also includes the Wealth Management and Insurance Services Division, comprised of trust, asset management, insurance and tax credit advisory services.

Consumer Banking's average interest earning assets increased $870.9 million to $8.1 billion for the year ended December 31, 2022 as compared to 2021. The increase was largely due to new residential mortgage loan volumes originated for investment rather than sale over the last 12-month period, as well as growth in automobile loans and secured personal lines of credit.

Income before income taxes generated by the Consumer Banking segment decreased $64.8 million to $73.4 million for the year ended December 31, 2022 as compared to $138.2 million for the year ended December 31, 2021 largely due to a $39.8 million increase in the internal transfer expense, higher provision for loan losses and a decline in non-interest income. The provision for loan losses increased $27.7 million for the year ended December 31, 2022 from $6.8 million credit (negative) provision for the same period of 2021. The increase in provision was mainly due to higher reserves resulting from residential loan growth, as well as a more pessimistic economic forecast component within our CECL model as compared to one year ago. See further details in the "Allowance for Credit Losses" section of this MD&A. Non-interest income decreased $15.6 million mostly due to a decline in net gains on sales of residential mortgage loans for the year ended December 31, 2022 as compared to 2021 mainly caused by a steep decline in customer refinance activity and greater use of non-conforming loan products in a rising interest rate environment. Net interest income increased $3.9 million due to additional income generated from higher average loan balances and yields on new loan originations.

Net interest margin on the Consumer Banking portfolio decreased 28 basis points to 2.75 percent for the year ended December 31, 2022 as compared to 2021 mainly due to a 34 basis point increase in the costs associated with our funding sources, partially offset by a 6 basis point increase in the yield on average loans. The increase in our funding costs was mainly due to higher interest rates on most of our interest bearing commercial and retail deposit products, increased utilization of brokered deposits, some migration of non-interest bearing deposits to interest bearing products, and higher cost short-term borrowings due to the rising interest rate environment in 2022. The 6 basis point increase in loan yield was largely due to higher yielding new loan volumes and adjustable rate loans in our portfolio. See the "Executive Summary" and the "Net Interest Income" sections above for more details on our loans, deposits and other borrowings.

The return on average interest earning assets before income taxes for the consumer banking segment was 0.80 percent for 2022 compared to 1.90 percent for 2021.

Commercial Banking. Commercial Banking is comprised of floating rate and adjustable rate commercial and industrial loans and construction loans, as well as fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, Commercial Banking is Valley's business segment that is most sensitive to movements in market interest rates. Commercial and industrial loans totaled approximately $8.8 billion and represented 18.8 percent of the total loan portfolio at December 31, 2022. Commercial real estate loans and construction loans totaled $29.4 billion and represented 62.7 percent of the total loan portfolio at December 31, 2022.

Average interest earning assets in Commercial Banking increased $8.2 billion to $33.8 billion for the year ended December 31, 2022 as compared to the same period in 2021. This increase was primarily due to the strong organic loan growth over the 12-month period ended December 31, 2022, as well as commercial loans acquired from Bank Leumi USA and Westchester.

For the year ended December 31, 2022, income before income taxes for Commercial Banking increased $234.7 million to $787.0 million as compared 2021 mainly driven by increases in net interest income and non-interest income, partially offset by higher internal transfer expense. Net interest income increased $401.8 million to $1.4 billion for the year ended December 31, 2022 as compared to 2021 mainly due to higher average commercial loan balances and new and adjustable loan yields during 2022. Non-interest income increased $44.1 million for the year ended December 31, 2022 as compared to 2021 mainly due to higher service charges on commercial deposit accounts, a $16.2 million increase in fee income related to derivative interest rate swaps executed with commercial loan customers and a $5.6 million increase in foreign exchange fees. Internal transfer expense increased $205.2 million to $491.5 million for the year ended December 31, 2022 as compared to the same period in 2021 largely due to the significant acquired and organic expansion of our operations over the last 12-month period. The provision for credit losses decreased $4.2 million to $35.5 million during the year ended December 31, 2022 as compared to $39.7 million for 2021. See the "Allowance for Credit Losses for Loans" section below for further details.

The net interest margin for this segment increased 27 basis points to 4 percent for the year ended December 31, 2022 as compared to the same period in 2021 due to a 61 basis point increase in the yield on average loans, partially offset by a 34 basis point increase in the cost of our funding sources.

The return on average interest earning assets before income taxes for the consumer banking segment was 2.33 percent for 2022 compared to 2.16 percent for 2021.

Treasury and Corporate Other. Treasury and Corporate Other largely consists of the Treasury managed held to maturity and available for sale debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. Interest income is generated through investments in various types of securities (mainly comprised of fixed rate securities) and interest-bearing deposits with other banks (primarily the Federal Reserve Bank of New York). Expenses related to the branch network, all other components of retail banking, along with the back office departments of the Bank are allocated from Treasury and Corporate Other to the Consumer and Commercial Banking segments. Interest expense and internal transfer expense (for general corporate expenses) are allocated to each business segment utilizing a transfer pricing methodology, which involves the allocation of operating and funding costs based on each segment's respective mix of average earning assets and/or liabilities outstanding for the period. Other items disclosed in this segment include net gains and losses on available for sale and held to maturity securities transactions, interest expense related to subordinated notes, amortization (and impairment) of tax credit investments, as well as other non-core items, including merger expenses.

Treasury and Corporate Other's average interest earning assets increased $726.2 million to $6.1 billion for the year ended December 31, 2022 as compared to 2021. Within the category, a $1.5 billion increase in investment securities was partially offset by a $738.7 million decrease in average interest bearing deposits with banks. The increase in average investment securities was mainly due to $1.3 billion of investment securities acquired from Bank Leumi USA. The lower level of excess liquidity carried within interest bearing deposits with banks during 2022 was mainly due to the strong organic loan growth over the last 12-month period and a reduction in the surge of customer deposits experienced in 2021.

For the year ended December 31, 2022, loss before income taxes in this segment totaled $71.1 million for the year ended December 31, 2022 compared to $49.8 million for 2021. The $21.3 million increase in pre-tax loss was mainly due to higher non-interest expense, partially offset by increases in internal transfer income and net interest income. Non-interest expense increased $328.8 million to $832.9 million for the year ended December 31, 2022 as compared to the same period in 2021, partially due to a $62.3 million increase in merger related expenses, as well as other additional expenses related to our expanded banking operations and organic business growth including higher salary and employee benefits expense, net occupancy, professional and legal fees and other. However, the comparative 2021 period also included an $8.4 million pre-tax loss on extinguishment of debt. See further details in the "Non-Interest Expense" section in this MD&A. Internal transfer income increased $245.0 million to $612.7 million for the year ended December 31, 2022 as compared to the same period in 2021 due to the higher allocation of non-interest expense over the same period.

Treasury and Corporate Other's net interest margin increased 65 basis points to 1.81 percent for the year ended December 31, 2022 as compared to the same period in 2021 due to a 99 basis point increase in the yield on average investments, partially offset by a 34 basis point increase in cost of our funding sources. The increase in the yield on average investments as compared to the same period in 2021 was largely driven by new higher yielding investments and lower premium amortization expense caused, in part, by slower principal repayments in the rising interest rate environment of 2022.

ASSET/LIABILITY MANAGEMENT

Interest Rate Sensitivity

Our success is largely dependent upon our ability to manage interest rate risk. Interest rate risk can be defined as the exposure of our interest rate sensitive assets and liabilities to the movement in interest rates. Our Asset/Liability Management Committee is responsible for managing such risks and establishing policies that monitor and coordinate our sources and uses of funds. Asset/Liability management is a continuous process due to the constant change in interest rate risk factors. In assessing the appropriate interest rate risk levels for us, management weighs the potential benefit of each risk management activity within the desired parameters of liquidity, capital levels and management's tolerance for exposure to income fluctuations. Many of the actions undertaken by management utilize fair value analysis and attempt to achieve consistent accounting and economic benefits for financial assets and their related funding sources. We have predominately focused on managing our interest rate risk by attempting to match the inherent risk and cash flows of financial assets and liabilities. Specifically, management employs multiple risk management activities such as optimizing the level of new residential mortgage originations retained in our mortgage portfolio through increasing or decreasing loan sales in the secondary market, product pricing levels, the desired maturity levels for new originations, the composition levels of both our interest earning assets and interest bearing liabilities, as well as several other risk management activities.

We use a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a 12-month and 24-month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates and the prepayment assumptions of certain assets and liabilities as of December 31, 2022. The model assumes immediate changes in interest rates without any proactive change in the composition or size of the balance sheet, or other future actions that management might undertake to mitigate this risk. In the model, the forecasted shape of the yield curve remains static as of December 31, 2022. The impact of interest rate derivatives, such as interest rate swaps, is also included in the model.

Our simulation model is based on market interest rates and prepayment speeds prevalent in the market as of December 31, 2022. Although the size of Valley's balance sheet is forecasted to remain static as of December 31, 2022, in our model, the composition is adjusted to reflect new interest earning assets and funding originations coupled with rate spreads utilizing our actual originations during 2022. The model utilizes an immediate parallel shift in the market interest rates at December 31, 2022.

The assumptions used in the net interest income simulation are inherently uncertain. Actual results may differ significantly from those presented in the table below, due to the frequency and timing of changes in interest rates, and changes in spreads between maturity and re-pricing categories. Overall, our net interest income is affected by changes in interest rates and cash flows from our loan and investment portfolios. We actively manage these cash flows in conjunction with our liability mix, duration and interest rates to optimize the net interest income, while structuring the balance sheet in response to actual or potential changes in interest rates. Additionally, our net interest income is impacted by the level of competition within our marketplace. Competition can negatively impact the level of interest rates attainable on loans and increase the cost of deposits, which may result in downward pressure on our net interest margin in future periods. Other factors, including, but not limited to, the slope of the yield curve and projected cash flows will impact our net interest income results and may increase or decrease the level of asset sensitivity of our balance sheet.

Convexity is a measure of how the duration of a financial instrument changes as market interest rates change. Potential movements in the convexity of bonds held in our investment portfolio, as well as the duration of the loan portfolio may have a positive or negative impact on our net interest income in varying interest rate environments. As a result, the increase or decrease in forecasted net interest income may not have a linear relationship to the results reflected in the table below. Management cannot provide any assurance about the actual effect of changes in interest rates on our net interest income.

The following table reflects management's expectations of the change in our net interest income over the next 12-month period considering the aforementioned assumptions. While an instantaneous and severe shift in interest rates was used in this simulation model, we believe that any actual shift in interest rates would likely be more gradual and would therefore have a more modest impact than shown in the table below.

Changes in Interest Rates	Estimated Change in Future Net Interest Income	
	Dollar Change	Percentage Change
(in basis points)	($ in thousands)	
+300	$ 136,745	7.17 %
+200	95,056	4.98
+100	49,793	2.61
- 100	(42,380)	(2.22)
- 200	(92,003)	(4.82)
- 300	(124,661)	(6.54)

As noted in the table above, a 100 basis point immediate increase in interest rates combined with a static balance sheet where the size, mix, and proportions of assets and liabilities remain unchanged is projected to increase net interest income over the next 12-month period by 2.61 percent. Management believes the interest rate sensitivity remains within an expected tolerance range at December 31, 2022. However, the level of net interest income sensitivity may increase or decrease in the future as a result of several factors, including potential changes in our balance sheet strategies, the slope of the yield curve and projected cash flows.

The following table sets forth the amounts of interest earning assets and interest bearing liabilities that were outstanding at December 31, 2022 and their associated fair values. The expected cash flows are categorized based on each financial instrument's anticipated maturity or interest rate reset date in each of the future periods presented.

INTEREST RATE SENSITIVITY ANALYSIS

	Rate	2023	2024	2025	2026	2027	Thereafter	Total Balance	Fair Value
					($ in thousands)				
Interest sensitive assets:									
Interest bearing deposits with banks	4.40 %	$ 503,622	$ —	$ —	$ —	$ —	$ —	$ 503,622	$ 503,622
Equity securities	2.79	48,731	—	—	—	—	—	48,731	48,731
Trading debt securities	1.89	13,438	—	—	—	—	—	13,438	13,438
Available for sale debt securities	2.42	98,586	73,547	273,664	56,640	197,796	561,164	1,261,397	1,261,397
Held to maturity debt securities	3.01	339,646	279,212	303,435	252,929	187,722	2,466,040	3,828,984	3,329,470
Loans held for sale, at fair value	6.12	18,118	—	—	—	—	—	18,118	18,118
Loans	5.65	15,778,635	7,909,854	5,101,410	3,980,533	2,899,166	11,247,602	46,917,200	44,910,049
Total interest sensitive assets	5.37 %	$ 16,800,776	$ 8,262,613	$ 5,678,509	$ 4,290,102	$ 3,284,684	$14,274,806	$ 52,591,490	$ 50,084,825
Interest sensitive liabilities:									
Deposits:									
Savings, NOW and money market	1.84 %	$ 23,616,812	$ —	$ —	$ —	$ —	$ —	$ 23,616,812	$ 23,616,812
Time	3.14	7,187,385	2,168,998	58,251	56,456	52,564	32,803	9,556,457	9,443,253
Short-term borrowings	1.71	138,729	—	—	—	—	—	138,729	138,729
Long-term borrowings	2.34	475,000	538,000	—	—	—	530,058	1,543,058	1,395,991
Junior subordinated debentures	2.68	—	—	—	—	—	56,760	56,760	50,923
Total interest sensitive liabilities	2.22 %	$ 31,417,926	$ 2,706,998	$ 58,251	$ 56,456	$ 52,564	$ 619,621	$ 34,911,816	$ 34,645,708
Interest sensitivity gap		$(14,617,150)	$ 5,555,615	$ 5,620,258	$ 4,233,646	$ 3,232,120	$13,655,185	$ 17,679,674	$ 15,439,117
Ratio of interest sensitive assets to interest sensitive liabilities		0.53:1	3.05:1	97.48:1	75.99:1	62.49:1	23.04:1	1.51:1	1.45:1

The above table provides an approximation of the projected re-pricing of assets and liabilities at December 31, 2022 based on the contractual maturities, adjusted for anticipated prepayments of principal (including anticipated call dates on long-term borrowings and junior subordinated debentures), and scheduled rate adjustments. The prepayment experience reflected herein is based on historical experience combined with market consensus expectations derived from independent external sources. The actual repayments of these instruments could vary substantially if future prepayments differ from historical experience or current market expectations. While all non-maturity deposit liabilities are reflected in the 2023 column in the table above, management controls the re-pricing of the vast majority of the interest-bearing instruments within these liabilities.

During 2022, we executed $600 million of cash flow interest rate swaps. These derivatives are designed to protect us from the impact of potential downward movements in interest rates on certain variable rate loans. The interest rate sensitivity table reflects the sensitivity at current interest rates. As a result, the notional amount of our derivatives is not included in the table. We use various assumptions to estimate fair values. See Note 3 to the consolidated financial statements for further discussion of fair value measurements.

The total gap re-pricing within one year as of December 31, 2022 was a negative $14.6 billion, representing a ratio of interest sensitive assets to interest sensitive liabilities of 0.53:1. The total gap re-pricing position, as reported in the table above, reflects the projected interest rate sensitivity of our principal cash flows based on market conditions as of December 31, 2022. As the market level of interest rates and associated prepayment speeds move, the total gap re-pricing position will change accordingly, but not likely in a linear relationship. Management does not view our one-year gap position as of December 31, 2022 as presenting an unusually high risk potential, although no assurances can be given that we are not at risk from interest rate increases or decreases.

Liquidity and Cash Requirements

Bank Liquidity. Liquidity measures the ability to satisfy current and future cash flow needs as they become due. A bank's liquidity reflects its ability to meet loan demand, to accommodate possible outflows in deposits and to take advantage of interest rate opportunities in the marketplace. Liquidity management is carefully performed and reported by our Treasury Department to two board committees. Among other actions, Treasury reviews historical funding requirements, our current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments. Our goal is to maintain sufficient liquidity to cover current and potential funding requirements.

The Bank has no required regulatory liquidity ratios to maintain; however, it adheres to an internal liquidity policy. The current policy requires that we may not have a ratio of loans to deposits in excess of 110 percent or reliance on wholesale funding greater than 25 percent of total funding. The Bank was in compliance with the foregoing policies at December 31, 2022.

At December 31, 2022, the Bank had various contractual obligations totaling $7.9 billion and $3.9 billion of maturing liabilities due in 12 months or less and greater than 1 year, respectively.

The following table summarizes maturities of contractual obligations of the Bank at December 31, 2022:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(in thousands)				
Time deposits	$ 7,187,385	$ 2,227,249	$ 109,020	$ 32,803	$ 9,556,457
Short-term borrowings	138,729	—	—	—	138,729
Long-term borrowings	475,000	538,000	—	565,000	1,578,000
Junior subordinated debentures issued to capital trusts	—	—	—	60,827	60,827
Lease obligations	45,644	87,082	82,076	144,082	358,884
Capital expenditures	49,621	—	—	—	49,621
Other purchase obligations	34,740	11,792	283	628	47,443
Total	$ 7,931,119	$ 2,864,123	$ 191,379	$ 803,340	$11,789,961

In the ordinary course of operations, the Bank enters into various financial obligations, including contractual obligations that may require future cash payments. As a financial services provider, we routinely enter into commitments to extend credit, including loan commitments, standby and commercial letters of credit. Such commitments are subject to the same credit policies and approval process accorded to loans made by the Bank. We enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of future changes in interest rates on Bank's commitments to fund the loans, as well as on its portfolio of mortgage loans held for sale. Commitments to extend credit and standby letters of credit are subject to change since many of these commitments are expected to expire unused or only partially used based upon our historical experience, the total amounts of these commitments do not necessarily reflect future cash requirements. At December 31, 2022 our off-balance sheet commitments totaled $13.2 billion, inclusive of commitments of $7.0 billion due in 12 months or less. See Note 15 to the consolidated financial statements for further details.

Management believes the Bank has the ability to generate and obtain adequate amounts of cash to meet its short-term and long-term obligations as they come due by utilizing various cash resources described below.

On the asset side of the balance sheet, the Bank has numerous sources of liquid funds in the form of cash and due from banks, interest bearing deposits with banks (including the Federal Reserve Bank of New York), investment securities held to maturity that are maturing within 90 days or would otherwise qualify as maturities if sold (i.e., 85 percent of original cost basis has been repaid), investment securities classified as trading and available for sale, loans held for sale, and, from time to time, federal funds sold and receivables related to unsettled securities transactions. Liquid assets totaled approximately $2.4 billion, representing 4.6 percent of earning assets, at December 31, 2022 and $3.5 billion, representing 8.7 percent of earning assets, at December 31, 2021. Of the $2.4 billion of liquid assets at December 31, 2022, approximately $333.3 million of various investment securities were pledged to counterparties to support our earning asset funding strategies. We anticipate the receipt of approximately $583.1 million in principal from securities in the total investment portfolio over the next 12-month period due to normally scheduled principal repayments and expected prepayments of certain securities, primarily residential mortgage-backed securities.

Additional liquidity is derived from scheduled loan payments of principal and interest, as well as prepayments received. Loan principal payments (including loans held for sale at December 31, 2022) are projected to be approximately $15.8 billion over the next 12-month period. As a contingency plan for any liquidity constraints, liquidity could also be derived from the sale of conforming residential mortgages from our loan portfolio, or alleviated from the temporary curtailment of lending activities.

On the liability side of the balance sheet, we utilize multiple sources of funds to meet liquidity needs, including retail and commercial deposits, brokered and municipal deposits and short-term and long-term borrowings. Our core deposit base, which generally excludes fully insured brokered deposits and both retail and brokered certificates of deposit over $250 thousand, represents the largest of these sources. Average core deposits totaled approximately $38.1 billion and $29.4 billion for the years ended December 31, 2022 and 2021, respectively, representing 79.2 percent and 78.3 percent of average earning assets at December 31, 2022 and 2021, respectively. The level of interest bearing deposits is affected by interest rates offered, which is often influenced by our need for funds and the need to match the maturities of assets and liabilities.

The following table lists, by maturity, all certificates of deposit of $250 thousand and over at December 31, 2022:

	2022
	(in thousands)
Less than three months	$ 400,981
Three to six months	239,629
Six to twelve months	467,683
More than twelve months	736,011
Total	$ 1,844,304

Additional funding may be provided through deposit gathering networks and in the form of federal funds purchased obtained through our well established relationships with several correspondent banks. While these lending lines are uncommitted, management believes that we could borrow approximately $1.9 billion for a short time from these banks on a collective basis. The Bank is also a member of the Federal Home Loan Bank of New York and has the ability to borrow from them in the form of FHLB advances secured by pledges of certain eligible collateral, including but not limited to U.S. government and agency mortgage-backed securities and a blanket assignment of qualifying first lien mortgage loans, consisting of both residential mortgage and commercial real estate loans. Additionally, Valley's collateral pledged to the FHLB may be used to obtain Municipal Letters of Credit (MULOC) to collateralize certain municipal deposits held by Valley. At December 31, 2022, Valley had $2.6 billion of MULOCs outstanding for this purpose. Furthermore, we are able to obtain overnight borrowings from the Federal Reserve Bank of New York via the discount window as a contingency for additional liquidity. At December 31, 2022, our borrowing capacity under the Federal Reserve Bank's discount window was approximately $2.1 billion.

We also have access to other short-term and long-term borrowing sources to support our asset base, such as repos (i.e., securities sold under agreements to repurchase). Short-term borrowings (consisting of FHLB advances, repos, and from time to time, federal funds purchased) decreased $517.0 million to $138.7 million at December 31, 2022 from December 31, 2021 largely due to the maturity of FHLB advances during 2022 and lower repo balances at December 31, 2022.

Corporation Liquidity. Valley's recurring cash requirements primarily consist of dividends to preferred and common shareholders and interest expense on subordinated notes and junior subordinated debentures issued to capital trusts. As part of our ongoing asset/liability management strategies, Valley could also use cash to repurchase shares of its outstanding common stock under its share repurchase program or redeem its callable junior subordinated debentures and subordinated notes. These cash needs are routinely satisfied by dividends collected from the Bank. Projected cash flows from the Bank are expected to be adequate to pay preferred and common dividends, if declared, and interest expense payable to subordinated note holders and capital trusts, given the current capital levels and current profitable operations of the bank subsidiary. In addition to dividends received from the Bank, Valley can satisfy its cash requirements by utilizing its own cash and potential new funds borrowed from outside sources or capital issuances. Valley also has the right to defer interest payments on the junior subordinated debentures, and therefore distributions on its trust preferred securities for consecutive quarterly periods of up to five years, but not beyond the stated maturity dates, and subject to other conditions.

Investment Securities Portfolio

As of December 31, 2022, our investment securities portfolio consisted of equity and debt securities, with the debt securities classified as either trading, available for sale or held to maturity. The equity securities consisted of two publicly traded mutual funds, CRA investments and several other equity investments we have made in companies that develop new financial technologies and in a partnership that invests in such companies. Our CRA and other equity investments are a mixture of both publicly traded and privately held entities. Our trading debt securities portfolio consists of investment grade municipal bonds and U.S. Treasury securities. The available for sale and held to maturity debt securities portfolios, which comprise of the majority securities we own include: U.S. Treasury securities, U.S. government agency securities, tax-exempt and taxable issuances of state and political subdivisions, residential mortgage-backed securities, single-issuer trust preferred securities principally issued by bank holding companies, and high quality corporate bonds. Among other securities, our available for sale debt securities include securities such as bank issued, corporate, and municipal special revenue bonds which may pose a higher risk of future impairment charges to us as a result of the uncertain economic environment and its potential negative effect on the future performance of the security issuers.

The primary purpose of our held to maturity and available for sale investment portfolios is to provide a source of earnings and liquidity, as well as serve as a tool for managing interest rate risk. The decision to purchase or sell securities is based upon the current assessment of long and short-term economic and financial conditions, including the interest rate environment and other statement of financial condition components. See additional information under "Interest Rate Sensitivity," "Liquidity and Cash Requirements" and "Capital Adequacy" sections elsewhere in this MD&A.

Investment securities at December 31, 2022 and 2021 were as follows:

		2022		2021
		(in thousands)		
Equity securities	$	48,731	$	36,473
Trading debt securities		13,438		38,130
Available for sale debt securities				
U.S. Treasury securities		279,498		—
U.S. government agency securities		26,964		20,925
Obligations of states and political subdivisions:				
Obligations of states and state agencies		10,406		26,127
Municipal bonds		136,405		53,763
Total obligations of states and political subdivisions		146,811		79,890
Residential mortgage-backed securities		629,818		904,502
Corporate and other debt securities		178,306		123,492
Total available for sale debt securities		1,261,397		1,128,809
Total investment securities (fair value)	$	1,323,566	$	1,203,412
Held to maturity debt securities				
U.S. Treasury securities	$	66,911	$	67,558
U.S. government agency securities		260,392		6,265
Obligations of states and political subdivisions:				
Obligations of states and state agencies		99,238		141,015
Municipal bonds		381,060		196,947
Total obligations of states and political subdivisions		480,298		337,962
Residential mortgage-backed securities		2,909,106		2,166,142
Trust preferred securities		37,043		37,020
Corporate and other debt securities		75,234		53,750
Total investment securities held to maturity (amortized cost)	$	3,828,984	$	2,668,697
Allowance for credit losses		1,646		1,165
Total investment securities held to maturity, net of allowance for credit losses		3,827,338		2,667,532
Total investment securities	$	5,150,904	$	3,870,944

As of December 31, 2022, total investments increased $1.3 billion or 34 percent as compared to 2021 largely due to securities acquired from Bank Leumi USA and purchases of approximately $838 million of residential mortgage-backed securities classified as held to maturity, partially offset by repayments, prepayments and calls. We acquired $6.2 million of equity securities, $505.9 million of available for sale debt securities (mostly U.S. government agency securities and U.S. Treasury securities) and $806.6 million of held to maturity debt securities (primarily U.S. government agency securities and municipal bonds) from Bank Leumi USA on April 1, 2022.

At December 31, 2022, we had $2.9 billion and $629.8 million of residential mortgage-backed securities classified as held to maturity and available for sale, respectively. Approximately 50.9 percent and 49.0 percent, respectively, were issued and guaranteed by Fannie Mae, and approximately 24.7 percent and 38.8 percent of these residential mortgage-backed securities, respectively, were issued and guaranteed by Ginnie Mae. The remainder of our outstanding residential mortgage-backed security balances at December 31, 2022 were issued by Freddie Mac.

The following table presents the weighted-average yields, calculated on a yield-to-maturity basis, on the remaining contractual maturities (unadjusted for expected prepayments) of held to maturity debt securities at December 31, 2022:

	0-1 year	1-5 years	5-10 years	Over 10 years	Total
Held to maturity debt securities					
U.S. Treasury securities	2.88 %	3.71 %	— %	— %	3.21 %
U.S. government agency securities	—	—	3.20	3.33	3.32
Obligations of states and political subdivisions: [1]					
Obligations of states and state agencies	—	3.22	4.55	4.77	4.59
Municipal bonds	2.89	3.84	3.99	4.74	4.47
Total obligations of states and political subdivisions	2.89	3.74	4.07	4.75	4.49
Residential mortgage-backed securities [2]	—	2.81	3.04	2.64	2.64
Trust preferred securities	—	—	8.12	6.88	6.91
Corporate and other debt securities	1.86	3.50	3.34	—	3.34
Total	2.79 %	3.60 %	3.80 %	2.93 %	2.98 %

[1] Average yields on obligations of states and political subdivisions are generally tax-exempt and calculated on a tax-equivalent basis using a statutory federal income tax rate of 21 percent.

[2] Residential mortgage-backed securities yields are shown using stated contractual maturity dates.

The residential mortgage-backed securities portfolio is a significant source of our liquidity through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to changes in the interest rate environment, increasing and decreasing in value as interest rates fall and rise. As interest rates fall, the potential increase in prepayments can reduce the yield on the mortgage-backed securities portfolio and reinvestment of the proceeds will be at lower yields. Conversely, rising interest rates may reduce cash flows from prepayments and extend anticipated duration of these assets. We monitor the changes in interest rates, cash flows and duration, in accordance with our investment policies. Management seeks out investment securities with an attractive spread over our cost of funds.

Allowance for Credit Losses and Impairment Analysis

Available for sale debt securities. The guidance in ASC Topic 326-30 requires credit losses to be presented as an allowance, rather than as a write-down if management does not intend to sell an available for sale debt security before recovery of its amortized cost basis. Available for sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. In assessing whether a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis. Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive loss, net of applicable taxes.

We have evaluated all available for sale debt securities that are in an unrealized loss position as of December 31, 2022 and December 31, 2021 and determined that the declines in fair value are mainly attributable to changes in market volatility, due to factors such as interest rates and spread factors, but not attributable to credit quality or other factors. Based on a comparison of the present value of expected cash flows to the amortized cost, management recognized no impairment charges during the years ended December 31, 2022, 2021 and 2020, and, as a result, there was no allowance for credit losses for available for sale debt securities at December 31, 2022 and December 31, 2021.

Held to maturity debt securities. As discussed further in Note 4 to the consolidated financial statements, Valley has a zero loss expectation for certain securities within the held to maturity portfolio, including, U.S. Treasury securities, U.S. agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds. To measure the expected credit losses on held to maturity debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third party. Assumptions used in the model for pools of securities with common risk characteristics include the historical lifetime probability of default and severity of loss in the event of default, with the model incorporating several economic cycles of loss history data to calculate expected credit losses given default at the individual security level. Held to maturity debt securities were carried net of an allowance for credit losses totaling $1.6 million and $1.2 million at December 31, 2022 and 2021, respectively. We recorded provisions of $481 thousand and $635 thousand for the years ended December 31, 2022 and 2020, respectively, and a net credit to the provision of $263 thousand for the year ended December 31, 2021. There were no net charge-offs of held to maturity debt securities during the years ended December 31, 2022, 2021 and 2020.

Investment grades. The investment grades in the table below reflect the most current independent analysis performed by third parties of each security as of the date presented and not necessarily the investment grades at the date of our purchase of the securities. For many securities, the rating agencies may not have performed an independent analysis of the tranches owned by us, but rather an analysis of the entire investment pool. For this and other reasons, we believe the assigned investment grades may not accurately reflect the actual credit quality of each security and should not be viewed in isolation as a measure of the quality of our investment portfolio.

The following table presents available for sale and held to maturity debt investment securities by investment grades at December 31, 2022.

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available for sale investment grades:*				
AAA Rated	$ 1,093,540	$ 111	$ (127,901)	$ 965,750
AA Rated	150,060	—	(30,298)	119,762
A Rated	10,088	—	(913)	9,175
BBB Rated	79,747	—	(7,844)	71,903
Not rated	104,476	—	(9,669)	94,807
Total	$ 1,437,911	$ 111	$ (176,625)	$ 1,261,397
Held to maturity investment grades:*				
AAA Rated	$ 3,384,051	$ 1,760	$ (472,302)	$ 2,913,509
AA Rated	253,511	342	(16,725)	237,128
A Rated	9,278	2	(181)	9,099
BBB Rated	6,000	—	(375)	5,625
Non-investment grade	5,497	—	(935)	4,562
Not rated	170,647	1	(11,101)	159,547
Total	$ 3,828,984	$ 2,105	$ (501,619)	$ 3,329,470

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* Rated using external rating agencies. Ratings categories include entire range. For example, "A Rated" includes A+, A, and A-. Split rated securities with two ratings are categorized at the higher of the rating levels.

The unrealized losses in the AAA and AA rated categories of both the available for sale and held to maturity debt securities (in the above table) were mainly related to residential mortgage-backed securities issued by Ginnie Mae and Fannie Mae and continued to be driven by the rising interest rate environment during 2022.

Available for sale and held to maturity debt securities included $104.5 million and $170.6 million, respectively, of investments not rated by the rating agencies with aggregate unrealized losses of $9.7 million and $11.1 million, respectively, at December 31, 2022. The unrealized losses within non-rated available for sale debt securities was mostly related to several large corporate bonds negatively impacted by rising interest rates during 2022, and not changes in underlying credit. The unrealized losses within non-rated held to maturity debt securities mostly related to four single-issuer bank trust preferred issuances with a combined amortized cost of $36.0 million.

See Note 4 to the consolidated financial statements for additional information regarding our investment securities portfolio.

Loan Portfolio

The following table reflects the composition of the loan portfolio for the years indicated.

		At December 31,		
		2022		**2021**
		($ in thousands)		
Commercial and industrial	$	8,771,250	$	5,411,601
Commercial and industrial PPP loans		33,580		435,950
Total commercial and industrial		8,804,830		5,847,551
Commercial real estate:				
Commercial real estate		25,732,033		18,935,486
Construction		3,700,835		1,854,580
Total commercial real estate		29,432,868		20,790,066
Residential mortgage		5,364,550		4,545,064
Consumer:				
Home equity		503,884		400,779
Automobile		1,746,225		1,570,036
Other consumer		1,064,843		1,000,161
Total consumer loans		3,314,952		2,970,976
Total loans [*]	$	46,917,200	$	34,153,657
As a percent of total loans:				
Commercial and industrial		18.8 %		17.1 %
Commercial real estate		62.7		60.9
Residential mortgage		11.4		13.3
Consumer loans		7.1		8.7
Total		100 %		100 %

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[*] Includes net unearned discount and deferred loan fees of $120.5 million and $78.5 million at December 31, 2022 and 2021, respectively. Net unearned discounts and deferred loans fees at December 31, 2022 include the non-credit discount on PCD loans. Net unearned fees related to PPP loans totaled $667 thousand and $12.1 million at December 31, 2022 and 2021, respectively.

Total loans increased by $12.8 billion, or 37.4 percent to $46.9 billion at December 31, 2022 from December 31, 2021 largely due to a combination of strong organic loan growth and acquired loans from Bank Leumi USA totaling $5.9 billion, partially offset by a $402.4 million decline in PPP loans. Excluding acquired loans from Bank Leumi USA, commercial real estate (including construction), non-PPP commercial and industrial, residential mortgage and automobile loans increased 24.5 percent, 20.0 percent, 17.7 percent and 11.2 percent, respectively, during the year ended December 31, 2022 from December 31, 2021. During 2022, Valley also originated $267.2 million of residential mortgage loans for sale rather than investment. Loans held for sale totaled $18.1 million and $139.5 million at December 31, 2022 and 2021, respectively. See additional information regarding our residential mortgage loan activities below.

Commercial and industrial loans increased $3.0 billion to $8.8 billion at December 31, 2022 from December 31, 2021. Excluding $2.3 billion of loans acquired from Bank Leumi USA and the $402.4 million decline in PPP loans due to SBA loan forgiveness, commercial and industrial loan organically increased by $1.1 billion or 20.0 percent during 2022. The organic growth was mainly a result of the solid new loan volumes amongst our pre-existing long-term customer base across most of our geographic footprints driven by several factors, including direct calling efforts of our growing commercial banking team.

Commercial real estate loans (excluding construction loans) increased $6.8 billion to $25.7 billion at December 31, 2022 from December 31, 2021 reflecting solid organic growth mainly due to demand for non-owner occupied loans across our geographic footprint, as well as $2.9 billion of acquired loans from bank Leumi USA. Our organic approach to growth is a balance of loan production through expansion of lending with our existing clients and establishing new relationships with key players in our marketplaces. During 2022, we also continued to grow our commercial lending activities from out of market expansion efforts in states such as Georgia and Tennessee, as well as our relatively new markets in California and Illinois. In addition, our commercial real estate production remained strong in loans secured by multi-family dwellings, warehouses and healthcare facilities. Construction loans totaled $3.7 billion at December 31, 2022 and increased $1.8 billion from December 31, 2021 mainly driven by demand for commercial and residential construction projects in New Jersey, New York and Florida. Bank Leumi USA acquisition contributed $630.8 million of acquired loans to the construction loan portfolio during

December 2022. The growth in new construction loans was partially offset by the run-off of completed existing projects, and, to a lesser extent, migration of such completed projects to permanent financing during 2022. We continue to be strategically competitive for the strongest borrowers and projects in all our primary markets.

Residential mortgage loans totaled $5.4 billion at December 31, 2022 and increased $819.5 million from December 31, 2021 primarily due to new loan activity in the purchased home market and an increase in such loans originated for investment rather than sale. Residential mortgage loans acquired from Bank Leumi USA were not material. New and refinanced residential mortgage loan originations totaled $1.7 billion for the year ended December 31, 2022 as compared to $2.6 billion in 2021. Florida originations totaled $604.6 million and represented 34.6 percent of total residential mortgage loan originations in 2022. Of the total originations in 2022, only $267.2 million of residential mortgage loans were originated for sale rather than held for investment as compared to $1.0 billion during 2021. During 2022, we retained approximately 85 percent of the total residential mortgages originations in our held for investment loan portfolio. We may continue to retain a higher percentage of new loan volumes during the first quarter 2023 due to several factors, including consumer demand and preferences for certain mortgage products and our management of the interest rate risk and the mix of the interest earning assets on our balance sheet. Additionally, the volume of both new and refinanced loan applications has continued to decline in the early stages of the first quarter 2023 due to the increase in the level of mortgage interest rates and may challenge our ability to grow this loan category. From time to time, we purchase residential mortgage loans originated by, and sometimes serviced by, other financial institutions based on several factors, including current loan origination volumes, market interest rates, excess liquidity, CRA and other asset/liability management strategies. Purchased residential mortgage loans are generally selected using Valley's normal underwriting criteria at the time of purchase and are sometimes partially or fully guaranteed by third parties or insured by government agencies such as the Federal Housing Administration. Valley purchased approximately $38.4 million and $58.3 million of 1-4 family loans, qualifying for CRA purposes during 2022 and 2021, respectively.

Consumer loans increased $344.0 million to $3.3 billion at December 31, 2022 from December 31, 2021 largely due to higher volumes of automobile loans. Consumer loans acquired from Bank Leumi USA were not material. Automobile loans increased $176.2 million or 11.2 percent to $1.7 billion at December 31, 2022 from December 31, 2021 as loan originations volumes outpaced loan repayments during 2022. We originated $820 million in auto loans through our dealership network during 2022 as compared to $872 million in 2021. Of the total originations, our Florida dealership network contributed approximately 16 percent of Valley's total new auto loan production for both 2022 and 2021, respectively. However, loan originations slowed significantly during the second half of 2022 as demand for new and used vehicle financing declined due to the higher interest rate environment. Despite increased new automobile inventories available to consumers, we anticipate that the increase in average new vehicle prices coupled with rising interest rates could have a negative impact on our ability to grow this loan category during the first quarter 2023. Home equity loans increased $103.1 million to $503.9 million at December 31, 2022 from $400.8 million at December 31, 2021. However, new home equity loan volumes and customer usage of existing home equity lines of credit continue to be modest and growth in this loan category continues to be challenged by the unfavorable rising interest rate environment. Other consumer loans increased $64.7 million to $1.1 billion at December 31, 2022 as compared to 2021 mainly due to both higher usage and demand within our collateralized personal lines of credit portfolio.

A significant part of our lending is in northern and central New Jersey, New York City, Long Island and Florida. To mitigate our geographic risks, we make efforts to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector.

For 2023, we anticipate organic commercial and industrial and commercial real estate loan growth to continue in the first quarter 2023. Based upon current projections, we anticipate a range of 7 to 9 percent annualized loan growth for 2023. However, there can be no assurance that those positive trends will continue, or balances will not decline from December 31, 2022 due to several factors, including, but not limited to persistently high inflation, the Federal Reserve's monetary policy tightening, and the ongoing negative impact of Russia-Ukraine war on the global economy. In addition, we anticipate that residential mortgage and other consumer loan activity will continue to slow in the early stages of the first quarter of 2023.

The following table presents the contractual maturity distribution of loans by category at December 31, 2022:

	1 Year or Less	1 to 5 Years	5 to 15 Years	Over 15 Years	Total
	(in thousands)				
Commercial and industrial	$ 2,050,332	$ 3,949,748	$ 1,124,511	$ 1,680,239	$ 8,804,830
Commercial real estate	2,116,323	8,482,432	12,040,774	3,092,504	25,732,033
Construction	1,414,619	1,755,124	287,742	243,350	3,700,835
Residential mortgage	98,975	216,362	463,378	4,585,835	5,364,550
Consumer	48,512	1,060,030	2,143,305	63,105	3,314,952
Total loans	$ 5,728,761	$ 15,463,696	$ 16,059,710	$ 9,665,033	$ 46,917,200

We may renew loans at maturity when requested by a customer. In such instances, we generally conduct a review which includes an analysis of the borrower's financial condition and, if applicable, a review of the adequacy of collateral via a new appraisal from an independent, bank approved, certified or licensed property appraiser or readily available market resources. A rollover of the loan at maturity may require a principal reduction or other modified terms.

The following table presents the contractual maturities after one year for fixed and adjustable rate loans within each loan category at December 31, 2022:

	Loans Maturing After One Year		
	Fixed Rate	Adjustable Rate	Total
	(in thousands)		
Commercial and industrial	$ 3,022,028	$ 3,732,470	$ 6,754,498
Commercial real estate	9,047,359	14,568,351	23,615,710
Construction	348,087	1,938,129	2,286,216
Residential mortgage	3,690,790	1,574,785	5,265,575
Consumer	1,844,651	1,421,789	3,266,440
Total loans	$ 17,952,915	$ 23,235,524	$ 41,188,439

Non-performing Assets

Non-performing assets (NPAs) include non-accrual loans, other real estate owned (OREO), and other repossessed assets (which consist of automobiles and taxi medallions) at December 31, 2022. Loans are generally placed on non-accrual status when they become past due in excess of 90 days as to payment of principal or interest. Exceptions to the non-accrual policy may be permitted if the loan is sufficiently collateralized and in the process of collection. OREO is acquired through foreclosure on loans secured by land or real estate. OREO and other repossessed assets are reported at the lower of cost or fair value, less cost to sell.

Non-performing assets totaling $272.0 million at December 31, 2022 increased $26.6 million, or 10.8 percent, from December 31, 2021 (as shown in the table below). The non-performing assets at December 31, 2022 included $48.1 million of acquired non-accrual loans from Bank Leumi USA. Excluding the impact of the Bank Leumi USA acquisition, non-performing assets decreased $21.5 million mainly due to lower non-accrual commercial real estate loans and residential mortgage loans caused by both loan repayments and charge-offs during 2022.

NPAs as a percentage of total loans and NPAs totaled 0.58 percent and 0.71 percent at December 31, 2022 and 2021, respectively. We believe our total NPAs has remained relatively low as a percentage of the total loan portfolio and the level of NPAs is reflective of our consistent approach to the loan underwriting criteria for both Valley originated loans and loans purchased from third parties. For additional details, see the "Credit quality indicators" section in Note 5 to the consolidated financial statements.

Our lending strategy is based on underwriting standards designed to maintain high credit quality and we remain optimistic regarding the overall future performance of our loan portfolio. During 2022, our overall credit trends have remained stable, and our business and borrowers continued to demonstrate resilience and growth despite the challenges of the global supply chain issues, high inflation and the overall uncertain economy. However, management cannot provide assurance that the non-performing assets will not materially increase from the levels reported at December 31, 2022 due to the aforementioned or other factors potentially impacting our lending customers.

The following table sets forth by loan category, accruing past due and non-performing assets on the dates indicated in conjunction with our asset quality ratios:

	At December 31,	
	2022	2021
	($ in thousands)	
Accruing past due loans		
30 to 59 days past due		
Commercial and industrial	$ 11,664	$ 6,717
Commercial real estate	6,638	14,421
Construction	—	1,941
Residential mortgage	16,146	10,999
Total consumer	9,087	6,811
Total 30 to 59 days past due	43,535	40,889
60 to 89 days past due		
Commercial and industrial	12,705	7,870
Commercial real estate	3,167	—
Residential mortgage	3,315	3,314
Total consumer	1,579	1,020
Total 60 to 89 days past due	20,766	12,204
90 or more days past due		
Commercial and industrial	18,392	1,273
Commercial real estate	2,292	32
Construction	3,990	—
Residential mortgage	1,866	677
Total consumer	47	789
Total 90 or more days past due	26,587	2,771
Total accruing past due loans	$ 90,888	$ 55,864
Non-accrual loans[*]		
Commercial and industrial	$ 98,881	$ 99,918
Commercial real estate	68,316	83,592
Construction	74,230	17,641
Residential mortgage	25,160	35,207
Total consumer	3,174	3,858
Total non-accrual loans	269,761	240,216
Other real estate owned (OREO)	286	2,259
Other repossessed assets	1,937	2,931
Total non-performing assets (NPAs)	$ 271,984	$ 245,406
Performing troubled debt restructured loans	$ 77,530	$ 71,330
Total non-accrual loans as a % of loans	0.57 %	0.70 %
Total NPAs as a % of loans and NPAs	0.58	0.71
Total accruing past due and non-accrual loans as a % of loans	0.77	0.87
Allowance for loan losses as a % of non-accrual loans	170.02	149.53

Loans past due 30 to 59 days increased $2.6 million to $43.5 million at December 31, 2022 as compared to December 31, 2021. The increase was largely driven by a few large commercial and industrial loans and higher residential mortgage loan delinquencies. We do not believe that the increased level of residential mortgage delinquencies at December 31, 2022 represents any material negative trend within our total loan portfolio.

Loans past due 60 to 89 days increased $8.6 million to $20.8 million at December 31, 2022 as compared to December 31, 2021 mostly due to higher commercial and industrial and commercial real estate loans in this delinquency category.

Commercial and industrial loan delinquencies increased $4.8 million at December 31, 2022 and included several loans that are well secured. Commercial real estate loan delinquencies at December 31, 2022 included one $2.6 million matured loan in the normal process of renewal.

Loans 90 days or more past due and still accruing increased $23.8 million to $26.6 million at December 31, 2022 as compared to December 31, 2021 mainly due to increases in most loan categories. Commercial and industrial loan delinquencies increased $17.1 million as compared to 2021 manly due to several large loans included in this category at December 31, 2021. Commercial real estate loan delinquencies within this category at December 31, 2022 consisted of one matured loan in the normal process of renewal. All the loans past due 90 days or more and still accruing are considered to be well secured and in the process of collection.

Non-accrual loans increased $29.5 million to $269.8 million at December 31, 2022 as compared to December 31, 2021 mainly driven by a $56.6 million increase in construction loans mostly related to three large loan relationships. Partially offsetting this increase, non-accrual commercial real estate and residential mortgage loans decreased $15.3 million and $10.0 million, respectively. The decrease in non-accrual commercial real estate loans was due, in part, to the full repayment of a $12 million loan during 2022. Although the timing of collection is uncertain, management believes that the majority of the non-accrual loans at December 31, 2022, are well secured and largely collectible based on, in part, our quarterly review of collateral dependent loans and the valuation of the underlying collateral, if applicable. Any estimated shortfall in each collateral valuation results in an allocation of specific reserves within our allowance for credit losses for loans. If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $21.7 million, $7.1 million and $6.2 million for the years ended December 31, 2022, 2021 and 2020, respectively; none of these amounts were included in interest income during these periods.

Non-accrual taxi medallion loans. Valley's historical taxi medallion lending criteria was conservative in regard to capping the loan amounts in relation to the prevailing market valuations, as well as obtaining personal guarantees and other collateral in certain instances. However, the severe decline in the market valuation of taxi medallions over the last several years has adversely affected the estimated fair valuation of these loans. During 2022, we closely monitored the performance of our taxi medallion loans (primarily collateralized by New York City medallions). Due to the challenging operating environment for ride services and uncertain borrower performance, all of the taxi medallion loans remain on non-accrual status at December 31, 2022. At December 31, 2022, taxi medallion loans totaling $66.5 million had related reserves of $42.2 million, or 63.4 percent of such loans, within the allowance for loan losses as compared to $86.0 million of loans with related reserves of $58.5 million at December 31, 2021. The $19.5 million decrease was mostly due to negotiated loan repayments during 2022 and, to a lesser extent, loan-charge-offs (See further details under the "Allowance for Credit Losses" section below). Potential further declines in the market valuation of taxi medallions and the current operating environment mainly within New York City may negatively impact the performance of this portfolio. For example, a 25 percent further decline in our current estimated market value of the taxi medallions would require additional allocated reserves of $2.9 million within the allowance for loan losses based upon the taxi medallion loan balances at December 31, 2022.

TDRs represent loan modifications for customers experiencing financial difficulties where a concession has been granted. Performing TDRs (i.e., TDRs not reported as loans 90 days or more past due and still accruing or as non-accrual loans) increased $6.2 million to $77.5 million at December 31, 2022 as compared to $71.3 million at December 31, 2021. Performing TDRs consisted of 85 loans and 98 loans (primarily in the commercial and industrial loan and commercial real estate portfolios) at December 31, 2022 and 2021, respectively. On an aggregate basis, the $77.5 million in performing TDRs at December 31, 2022 had a modified weighted average interest rate of approximately 5.22 percent as compared to a pre-modification weighted average interest rate of 3.72 percent. See Note 5 to the consolidated financial statements for additional disclosures regarding our TDRs.

Asset Concentration and Risk Elements

Most of our lending is within our primary markets located in northern and central New Jersey, New York City, Long Island, Westchester County, New York and Florida, and, to a lesser extent, Alabama, California and Illinois. As part of our business strategy, we have expanded commercial real estate lending to new customers in a few targeted states beyond our geographic footprint. In addition to our primary markets, automobile loans are mostly originated in several other contiguous states. To mitigate our geographic risks, we make efforts to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector. Due to the level of our underwriting standards applied to all loans, management believes the out of market loans generally present no more risk than those made within the market. However, each loan or group of loans made outside of our primary markets poses different geographic risks based upon the economy of that particular region.

For our commercial loan portfolio, comprised of commercial and industrial loans, commercial real estate loans, and construction loans, a separate credit department is responsible for risk assessment and periodically evaluating overall creditworthiness of a borrower. Additionally, efforts are made to limit concentrations of credit to minimize the impact of a downturn in any one economic sector. We believe our loan portfolio is diversified as to type of borrower and loan. However, loans collateralized by real estate represent approximately 75 percent of total loans at December 31, 2022. Most of the loans collateralized by real estate are in New Jersey, New York and Florida presenting a geographical credit risk if there was a further significant broad-based deterioration in economic conditions within these regions. See Item 1A. Risk Factors - "Risks Related to the Operating Environment and the COVID-19 Pandemic".

Consumer loans are comprised of residential mortgage loans, home equity loans, automobile loans and other consumer loans. Residential mortgage loans are secured by 1-4 family properties mostly located in New Jersey, New York and Florida. We do provide mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area has generally consisted of loans made in support of existing customer relationships, as well as targeted purchases of certain loans guaranteed by third parties. Our mortgage loan originations are comprised of both jumbo (i.e., loans with balances above conventional conforming loan limits) and conventional loans based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. The weighted average loan-to-value ratio of all residential mortgage originations in 2022 was 64 percent while FICO® (independent objective criteria measuring the creditworthiness of a borrower) scores averaged 765. Home equity and automobile loans are secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness.

Management realizes that some degree of risk must be expected in the normal course of lending activities. Allowances are maintained to absorb such lifetime expected credit losses inherent in the portfolio.

See the "Loan Portfolio Risk Elements and Credit Risk Management" section in Note 5 to the consolidated financial statements for additional information.

Allowance for Credit Losses

The allowance for credit losses (ACL) for loans includes the allowance for loan losses and the reserve for unfunded credit commitments. Under CECL, our methodology to establish the allowance for loan losses has two basic components: (i) a collective reserve component for estimated expected credit losses for pools of loans that share common risk characteristics and (ii) an individual reserve component for loans that do not share risk characteristics, consisting of collateral dependent, TDR, and expected TDR loans. Valley also maintains a separate allowance for unfunded credit commitments mainly consisting of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit.

Valley estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. In estimating the component of the allowance on a collective basis we use a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by generating probability of default and loss given default metrics. The metrics are based on the migration of loans within the commercial and industrial loan categories from performing to loss by credit quality rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool and the severity of loss based on the aggregate net lifetime losses. The model's expected losses based on loss history are adjusted for qualitative factors. Among other things, these adjustments include and account for differences in: (i) the impact of the reasonable and supportable economic forecast, relative probability weightings and reversion period, (ii) other asset specific risks to the extent they do not exist in the historical loss information, and (iii) net expected recoveries of charged-off loan balances. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses. The expected lifetime loss rate is the life of loan loss percentage from the transition matrix model plus the impact of the adjustments for qualitative factors. The expected credit losses are the product of multiplying the model's expected lifetime loss rate by the exposure at default at period end on an undiscounted basis.

Valley utilizes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience for the remaining life of the loan on a straight-line basis. The forecasts consist of a multi-scenario economic forecast model to estimate future credit losses and is governed by a cross-functional committee. The committee meets each quarter to determine which economic scenarios developed by Moody's will be incorporated into the model, as well as the relative probability weightings of the selected scenarios, based upon all readily available information. The model projects economic variables under each scenario based on detailed statistical analyses. We have identified and selected key variables that most closely correlated to our historical credit performance, which include: GDP, unemployment and the Case-Shiller Home Price Index.

Valley maintained the majority of its probability weighting to the Moody's Baseline scenario with less emphasis on the S-3 downside and S-1 upside scenarios at December 31, 2021. The Baseline weighting and the S-1 scenario reflected the positive economic outlook including higher GDP growth and lower unemployment levels. During 2022, we removed our modest weighting to the Moody's S-1 upside scenario and added weighting to the S-4 adverse scenario due to the greater uncertainty caused by new developments, including, but not limited to persistently high inflation, the Federal Reserve's monetary policy actions, the Russia-Ukraine war and the unknown impact of economic sanctions on Russia that could further negatively impact the supply chain in the U.S. and abroad. At December 31, 2022, our scenario weightings, as well as the standalone Moody's Baseline scenario, reflects a less optimistic outlook as compared at December 31, 2021 in terms of GDP growth, unemployment levels and potential near term negative economic impacts, given present uncertain economic conditions.

At December 31, 2022, the Moody's Baseline forecast included the following specific assumptions:

- GDP expansion by about 0.1 percent in the first quarter 2023;
- Unemployment of 3.8 percent in the first quarter 2023 and 3.9 to 4.1 percent over the remainder of the forecast period ending in the fourth quarter 2024;
- Continued concerns about increased federal debt burden pushed by rising interest rates, high inflation, and elevated house prices;
- The Federal Reserve will continue its tightening monetary policy, including an increase of 25 (to 50) basis points at its February 2023 meeting; and
- Despite inflation slowing down during the fourth quarter 2022, Federal Reserve intends to keep rates higher through 2023 with no reductions until 2024.

The allowance for credit losses for loans methodology and accounting policy are fully described in Note 1 to the consolidated financial statements.

The following table summarizes the relationship among loans, loans charged-off, loan recoveries, the provision for credit losses and the allowance for credit losses for the years indicated:

	Years Ended December 31,		
	2022	**2021**	**2020**
Allowance for credit losses for loans	($ in thousands)		
Beginning balance	$ 375,702	$ 351,354	$ 164,604
Impact of the adoption of ASU No. 2016-13 [1]	—	—	99,632
Beginning balance, adjusted	375,702	351,354	264,236
Allowance for purchased credit deteriorated (PCD) loans [2]	70,319	6,542	—
Loans charged-off:			
Commercial and industrial	(33,250)	(21,507)	(34,630)
Commercial real estate	(4,561)	(382)	(767)
Residential mortgage	(28)	(140)	(598)
Total Consumer	(4,057)	(4,303)	(9,294)
Total charge-offs	(41,896)	(26,332)	(45,289)
Charged-off loans recovered:			
Commercial and industrial	17,081	3,934	1,956
Commercial real estate	2,073	2,553	1,054
Construction	—	4	452
Residential mortgage	711	676	670
Total Consumer	2,929	4,075	3,188
Total recoveries	22,794	11,242	7,320
Net charge-offs	(19,102)	(15,090)	(37,969)
Provision charged for credit losses	56,336	32,896	125,087
Ending balance	$ 483,255	$ 375,702	$ 351,354
Components of allowance for credit losses for loans:			
Allowance for loan losses	$ 458,655	$ 359,202	$ 340,243
Allowance for unfunded credit commitments	24,600	16,500	11,111
Allowance for credit losses for loans	$ 483,255	$ 375,702	$ 351,354
Components of provision for credit losses for loans:			
Provision for credit losses for loans	$ 48,236	$ 27,507	$ 123,922
Provision for unfunded credit commitments	8,100	5,389	1,165
Provision for credit losses for loans	$ 56,336	$ 32,896	$ 125,087
Allowance for credit losses for loans to total loans	1.03 %	1.10 %	1.09 %

---

[1] The adjustment for the year ended December 31, 2020 represents an increase in the allowance for credit losses for loans as a result of the adoption of ASU 2016-13 effective January 1, 2020. It includes allowance for PCD loans totaling $61.6 million.

[2] Represents the allowance for acquired PCD loans. For 2022, the allowance for acquired PCD loans is net of PCD loan charge-offs totaling $62.4 million in the second quarter 2022.

The following table presents the relationship among net loans charged-off and recoveries, and average loan balances outstanding for the years indicated:

		Years Ended December 31,				
		2022		**2021**		**2020**
		($ in thousands)				
Net loan (charge-offs) recoveries						
Commercial and industrial	$	(16,169)	$	(17,573)	$	(32,674)
Commercial real estate		(2,488)		2,171		287
Construction		—		4		452
Residential mortgage		683		536		72
Total consumer		(1,128)		(228)		(6,106)
Total	$	(19,102)	$	(15,090)	$	(37,969)
Average loans outstanding						
Commercial and industrial	$	7,691,496	$	6,334,612	$	6,418,813
Commercial real estate		23,127,504		17,444,293		16,506,542
Construction		2,977,688		1,775,272		1,699,711
Residential mortgage		4,899,854		4,401,881		4,395,582
Total consumer		3,233,811		2,860,927		2,765,211
Total	$	41,930,353	$	32,816,985	$	31,785,859
Net loan charge-offs (recoveries) to average loans outstanding						
Commercial and industrial		0.21%		0.28%		0.51%
Commercial real estate		0.01		(0.01)		0.00
Construction		0.00		0.00		(0.03)
Residential mortgage		(0.01)		(0.01)		0.00
Total consumer		0.03		0.01		0.22

Our net loan charge-offs increased $4.0 million to $19.1 million in 2022 as compared to $15.1 million in 2021. Gross loan charge-offs (excluding $62.4 million of Day 1 PCD loan charge-offs related to the Bank Leumi USA acquisition) $41.9 million for the year ended December 31, 2022 partly related to the $20.8 million partial loan charge-off of a single non-performing commercial and industrial loan participation during the fourth quarter 2022. The partially charged-off loan had related allowance reserves totaling $30.0 million at September 30, 2022 (i.e., prior to the fourth quarter 2022 charge-off). Gross loan charge-offs also included partial charge-offs of taxi medallion loans totaling $6.0 million and $4.8 million for the years ended December 31, 2022 and 2021, respectively, within the commercial and industrial loan category. The increase in gross recoveries during the year ended December 31, 2022 as compared to 2021 was mainly driven by two commercial and industrial loan relationships with combined recoveries totaling $11.2 million.

The overall level of net loan charge-offs (as presented in the above table) continued to trend well within management's expectations for the credit quality of the loan portfolio for 2022. Given high inflation and the uncertain path of the future economy, there can be no assurance that our levels of net charge-offs will not deteriorate in 2023.

The following table summarizes the allocation of the allowance for credit losses to specific loan portfolio categories for the years ended December 31, 2022 and 2021:

| | 2022 | | 2021 | |
	Allowance Allocation	Percent of Loan Category to total loans	Allowance Allocation	Percent of Loan Category to total loans
		($ in thousands)		
Loan Category:				
Commercial and industrial	$ 140,008	18.8 %	$ 103,090	17.1 %
Commercial real estate:				
Commercial real estate	200,248	54.8	193,258	55.5
Construction	58,987	7.9	24,232	5.4
Total commercial real estate	259,235	62.7	217,490	60.9
Residential mortgage	39,020	11.4	25,120	13.3
Total consumer	20,392	7.1	13,502	8.7
Total allowance for loan losses	458,655	100.0 %	359,202	100.0 %
Allowance for unfunded credit commitments	24,600		16,500	
Total allowance for credit losses for loans	$ 483,255		$ 375,702	

The allowance for credit losses for loans, comprised of our allowance for loan losses and unfunded credit commitments (including letters of credit), as a percentage of total loans was 1.03 percent at December 31, 2022 and 1.10 percent at December 31, 2021. The allowance for credit losses for loans increased $107.6 million at December 31, 2022 as compared to December 31, 2021 due, in large part, to (i) a net $70.3 million allowance for credit losses for PCD loans acquired from Bank Leumi USA recorded at the acquisition date, (ii) higher provision for credit losses for loans during 2022, and (iii) overall, an increased economic forecast reserve component of our CECL model (driven by a more pessimistic outlook incorporated into the updated Moody's scenarios), partially offset by (iv) net charge-offs and (v) a decline in expected quantitative loss experience largely within certain segments of the commercial real estate portfolio.

The provision for credit losses for loans totaled $56.3 million and $32.9 million at December 31, 2022 and 2021, respectively. The increase in 2022 provision was primarily due to a $36.3 million and $4.7 million of provision related to non-PCD loans and unfunded credit commitments, respectively, acquired from Bank Leumi USA.

See Note 5 to the consolidated financial statements for additional information regarding our allowance for credit losses for loans.

Loan Repurchase Contingencies

We engage in the origination of residential mortgages for sale into the secondary market. Our loan sales totaled approximately $385.5 million, $1.2 billion and $1.0 billion for 2022, 2021 and 2020, respectively. The level of loan sales is impacted by several factors, including consumer demand and preferences for certain mortgage products and our management of the interest rate risk and the mix of the interest earning assets on our balance sheet. During 2021 and 2020, loan sales were significantly higher than 2022, as new and refinanced loan originations were heavily supported by the favorably low interest rate environment.

In connection with loan sales, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred due to such loans. However, the performance of our loans sold has been historically strong due to our strict underwriting standards and procedures. Over the past several years, we have experienced a nominal amount of repurchase requests, only a few of which have actually resulted in repurchases by Valley (only nine loan repurchases in 2022 and five loan repurchases in 2021). None of the loan repurchases resulted in material loss. Accordingly, no reserves pertaining to loans sold were established on our consolidated financial statements at December 31, 2022 and 2021. See Item 1A. Risk Factors - "We may incur future losses in connection with repurchases and indemnification payments related to mortgages that we have sold into the secondary market" of this report for additional information.

Capital Adequacy

A significant measure of the strength of a financial institution is its shareholders' equity. At December 31, 2022 and 2021, shareholders' equity totaled approximately $6.4 billion and $5.1 billion, or 11.1 percent and 11.7 percent of total assets, respectively. During 2022, total shareholders' equity increased by $1.3 billion primarily due to (i) net income of $568.9 million,

(ii) the additional capital issued in the Bank Leumi USA acquisition totaling $1.1 billion, (iii) an $18.3 million increase attributable to the effect of share issuances under our stock incentive plan. These positive changes were partially offset by (i) cash dividends declared on common and preferred stock totaling a combined $228.7 million (ii) a net loss of $146.1 million recorded in accumulated comprehensive loss and (ii) repurchases of $13.5 million of our common stock with these shares held as treasury stock.

Valley and Valley National Bank are subject to the regulatory capital requirements administered by the Federal Reserve Bank and the OCC. Quantitative measures established by regulation to ensure capital adequacy require Valley and Valley National Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets, as defined in the regulations.

We are required to maintain common equityTier 1 capital to risk-weighted assets ratio of 4.5 percent, Tier 1 capital to risk-weighted assets of 6.0 percent, ratio of total capital to risk-weighted assets of 8.0 percent, and minimum leverage ratio of 4.0 percent, plus a 2.5 percent capital conservation buffer added to the minimum requirements for capital adequacy purposes. As of December 31, 2022 and 2021, Valley and Valley National Bank exceeded all capital adequacy requirements. See Note 17 to the consolidated financial statements for Valley's and Valley National Bank's regulatory capital positions and capital ratios at December 31, 2022 and 2021.

For regulatory capital purposes, in accordance with the Federal Reserve Board's final interim rule as of April 3, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2022, approximately $11.8 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, decreased our risk-based capital ratios by approximately 3 basis points.

Typically, our primary source of capital growth is through retention of earnings. Our rate of earnings retention is derived by dividing undistributed earnings per common share by earnings (or net income available to common shareholders) per common share. Our retention ratio was 61.4 percent and 60.7 percent for the years ended December 31, 2022 and 2021, respectively.

Cash dividends declared amounted to $0.44 per common share for both years ended December 31, 2022 and 2021. The Board is committed to examining and weighing relevant facts and considerations, including its commitment to shareholder value, each time it makes a cash dividend decision. The Federal Reserve has cautioned all bank holding companies about distributing dividends which may reduce the level of capital or not allow capital to grow considering the increased capital levels as required under the Basel III rules. Prior to the date of this filing, Valley has received no objection or adverse guidance from the FRB or the OCC regarding the current level of its quarterly common stock dividend. However, the FRB has reiterated its long-standing guidance that banking organizations should consult them before declaring dividends in excess of earnings for the corresponding quarter. The renewed guidance was largely due to the increased risk of the COVID-19 pandemic negatively impacting the future level of bank earnings. See Item 1A. Risk Factors of this report for additional information.

Valley maintains an effective shelf registration statement with the SEC that allows us to periodically offer and sell in one or more offerings, individually or in any combination, our common stock, preferred stock and other non-equity securities. The shelf registration statement provides Valley with capital raising flexibility and enables Valley to promptly access the capital markets in order to pursue growth opportunities that may become available in the future and permits Valley to comply with any changes in the regulatory environment that call for increased capital requirements. Valley's ability, and any decision to issue and sell securities pursuant to the shelf registration statement, is subject to market conditions and Valley's capital needs at such time. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Such offerings may be necessary in the future due to several reasons beyond management's control, including numerous external factors that could negatively impact the strength of the U.S. economy or our ability to maintain or increase the level of our net income. See Note 18 to the consolidated financial statements for additional information on Valley's preferred stock issuances.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information regarding Quantitative and Qualitative Disclosures About Market Risk is discussed in the "Interest Rate Sensitivity" section contained in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and it is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data*

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2022	**2021**
	(in thousands except for share data)	
Assets		
Cash and due from banks	$ 444,325	$ 205,156
Interest bearing deposits with banks	503,622	1,844,764
Investment securities:		
Equity securities	48,731	36,473
Trading debt securities	13,438	38,130
Available for sale debt securities	1,261,397	1,128,809
Held to maturity debt securities (net of allowance for credit losses of $1,646 at December 31, 2022 and $1,165 at December 31, 2021)	3,827,338	2,667,532
Total investment securities	5,150,904	3,870,944
Loans held for sale, at fair value	18,118	139,516
Loans	46,917,200	34,153,657
Less: Allowance for loan losses	(458,655)	(359,202)
Net loans	46,458,545	33,794,455
Premises and equipment, net	358,556	326,306
Lease right of use assets	306,352	259,117
Bank owned life insurance	717,177	566,770
Accrued interest receivable	196,606	96,882
Goodwill	1,868,936	1,459,008
Other intangible assets, net	197,456	70,386
Other assets	1,242,152	813,139
Total Assets	$ 57,462,749	$ 43,446,443
Liabilities		
Deposits:		
Non-interest bearing	$ 14,463,645	$ 11,675,748
Interest bearing:		
Savings, NOW and money market	23,616,812	20,269,620
Time	9,556,457	3,687,044
Total deposits	47,636,914	35,632,412
Short-term borrowings	138,729	655,726
Long-term borrowings	1,543,058	1,423,676
Junior subordinated debentures issued to capital trusts	56,760	56,413
Lease liabilities	358,884	283,106
Accrued expenses and other liabilities	1,327,602	311,044
Total Liabilities	51,061,947	38,362,377
Shareholders' Equity		
Preferred stock, no par value; authorized 50,000,000 shares:		
Series A (4,600,000 shares issued at December 31, 2022 and December 31, 2021)	111,590	111,590
Series B (4,000,000 shares issued at December 31, 2022 and December 31, 2021)	98,101	98,101
Common stock (no par value, authorized 650,000,000 shares; issued 507,896,910 shares at December 31, 2022 and 423,034,027 shares at December 31, 2021)	178,185	148,482
Surplus	4,980,231	3,883,035
Retained earnings	1,218,445	883,645
Accumulated other comprehensive loss	(164,002)	(17,932)
Treasury stock, at cost (1,522,432 common shares at December 31, 2022 and 1,596,959 common shares at December 31, 2021)	(21,748)	(22,855)
Total Shareholders' Equity	6,400,802	5,084,066
Total Liabilities and Shareholders' Equity	$ 57,462,749	$ 43,446,443

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2022	2021	2020
	(in thousands, except for share data)		
Interest Income			
Interest and fees on loans	$ 1,828,477	$ 1,257,389	$ 1,284,707
Interest and dividends on investment securities:			
Taxable	105,716	56,026	70,249
Tax-exempt	17,958	11,716	14,563
Dividends	11,468	7,357	11,644
Interest on federal funds sold and other short-term investments	13,064	1,738	2,556
Total interest income	1,976,683	1,334,226	1,383,719
Interest Expense			
Interest on deposits:			
Savings, NOW and money market	186,709	42,879	76,169
Time	69,691	25,094	106,067
Interest on short-term borrowings	17,453	5,374	11,372
Interest on long-term borrowings and junior subordinated debentures	47,190	50,978	71,207
Total interest expense	321,043	124,325	264,815
Net Interest Income	1,655,640	1,209,901	1,118,904
Provision (credit) for credit losses for held to maturity securities	481	(263)	635
Provision for credit losses for loans	56,336	32,896	125,087
Net Interest Income After Provision for Credit Losses	1,598,823	1,177,268	993,182
Non-Interest Income			
Wealth management and trust fees	34,709	14,910	12,415
Insurance commissions	11,975	7,810	7,398
Capital markets	52,362	27,377	58,962
Service charges on deposit accounts	36,930	21,424	18,257
(Losses) gains on securities transactions, net	(1,230)	1,758	524
Fees from loan servicing	11,273	11,651	10,352
Gains on sales of loans, net	6,418	26,669	42,251
Bank owned life insurance	8,040	8,817	10,083
Other	46,316	34,597	22,790
Total non-interest income	206,793	155,013	183,032
Non-Interest Expense			
Salary and employee benefits expense	526,737	375,865	333,221
Net occupancy expense	94,352	79,355	81,538
Technology, furniture and equipment expense	161,752	89,221	76,889
FDIC insurance assessment	22,836	14,183	18,949
Amortization of other intangible assets	37,825	21,827	24,645
Professional and legal fees	82,618	38,432	32,348
Loss on extinguishment of debt	—	8,406	12,036
Amortization of tax credit investments	12,407	10,910	13,335
Other	86,422	53,343	53,187
Total non-interest expense	1,024,949	691,542	646,148
Income Before Income Taxes	780,667	640,739	530,066
Income tax expense	211,816	166,899	139,460
Net Income	568,851	473,840	390,606
Dividends on preferred stock	13,146	12,688	12,688
Net Income Available to Common Shareholders	$ 555,705	$ 461,152	$ 377,918
Earnings Per Common Share:			
Basic	$ 1.14	$ 1.13	$ 0.94
Diluted	1.14	1.12	0.93

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2022	2021	2020
		(in thousands)	
Net income	$ 568,851	$ 473,840	$ 390,606
Other comprehensive (loss) income, net of tax:			
Unrealized gains and losses on debt securities available for sale			
Net (losses) gains arising during the period	(136,981)	(23,613)	27,845
Less reclassification adjustment for net gains included in net income	(23)	(491)	(377)
Total	(137,004)	(24,104)	27,468
Unrealized gains and losses on derivatives (cash flow hedges)			
Net gains (losses) on derivatives arising during the period	3,362	127	(2,251)
Less reclassification adjustment for net losses included in net income	203	2,447	2,074
Total	3,565	2,574	(177)
Defined benefit pension and postretirement benefit plans			
Net (losses) gains arising during the period	(13,175)	10,306	(3,418)
Amortization of prior service credit	(100)	(96)	(98)
Amortization of actuarial net loss	644	1,106	721
Total	(12,631)	11,316	(2,795)
Total other comprehensive (loss) income	(146,070)	(10,214)	24,496
Total comprehensive income	$ 422,781	$ 463,626	$ 415,102

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
					($ in thousands)			
Balance - December 31, 2019	$ 209,691	403,278	$141,423	$3,622,208	$ 443,559	$ (32,214)	$ (479)	$ 4,384,188
Adjustment due to the adoption of ASU No. 2016-13	—	—	—	—	(28,187)	—	—	(28,187)
Balance - January 1, 2020	209,691	403,278	141,423	3,622,208	415,372	(32,214)	(479)	4,356,001
Net income	—	—	—	—	390,606	—	—	390,606
Other comprehensive income, net of tax	—	—	—	—	—	24,496	—	24,496
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $1.38 per share	—	—	—	—	(5,500)	—	—	(5,500)
Common Stock, $0.44 per share	—	—	—	—	(179,277)	—	—	(179,277)
Effect of stock incentive plan, net	—	581	323	15,260	(2,855)	—	254	12,982
Balance - December 31, 2020	209,691	403,859	141,746	3,637,468	611,158	(7,718)	(225)	4,592,120
Net income	—	—	—	—	473,840	—	—	473,840
Other comprehensive loss, net of tax	—	—	—	—	—	(10,214)	—	(10,214)
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $1.38 per share	—	—	—	—	(5,500)	—	—	(5,500)
Common Stock, $0.44 per share	—	—	—	—	(182,370)	—	—	(182,370)
Effect of stock incentive plan, net	—	3,484	1,238	39,931	(6,295)	—	484	35,358
Common stock issued in acquisition	—	15,709	5,498	205,636	—	—	—	211,134
Purchase of treasury stock	—	(1,615)	—	—	—	—	(23,114)	(23,114)
Balance - December 31, 2021	209,691	421,437	148,482	3,883,035	883,645	(17,932)	(22,855)	5,084,066
Net income	—	—	—	—	568,851	—	—	568,851
Other comprehensive loss, net of tax	—	—	—	—	—	(146,070)	—	(146,070)
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $1.49 per share	—	—	—	—	(5,958)	—	—	(5,958)
Common Stock, $0.44 per share	—	—	—	—	(215,513)	—	—	(215,513)
Effect of stock incentive plan, net	—	1,089	1	9,069	(5,392)	—	14,624	18,302
Common stock issued in acquisition	—	84,863	29,702	1,088,127	—	—	—	1,117,829
Purchase of treasury stock	—	(1,015)	—	—	—	—	(13,517)	(13,517)
Balance - December 31, 2022	$ 209,691	506,374	$178,185	$4,980,231	$1,218,445	$ (164,002)	$ (21,748)	$ 6,400,802

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 568,851	$ 473,840	$ 390,606
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	72,709	54,934	57,615
Stock-based compensation	28,788	20,887	16,154
Provision for credit losses	56,817	32,633	125,722
Net amortization of premiums and accretion of discounts on securities and borrowings	10,653	30,251	38,315
Amortization of other intangible assets	37,825	21,827	24,645
Losses (gains) on securities transactions, net	1,230	(1,758)	(524)
Proceeds from sales of loans held for sale	389,666	1,180,912	1,019,841
Gains on sales of loans, net	(6,418)	(26,669)	(42,251)
Originations of loans held for sale	(267,158)	(1,003,818)	(1,211,227)
(Gains) losses on sales of assets, net	(897)	(901)	1,891
Loss on extinguishment of debt	—	8,406	12,036
Net deferred income tax expense (benefit)	7,485	26,827	(5,060)
Net change in:			
Fair value of borrowings hedged by derivative transactions	(28,907)	(3,397)	—
Trading debt securities	24,692	(38,130)	—
Cash surrender value of bank owned life insurance	(8,040)	(8,817)	(10,083)
Accrued interest receivable	(74,007)	11,527	(593)
Other assets	(259,690)	122,241	(311,760)
Accrued expenses and other liabilities	874,880	(63,653)	58,234
Net cash provided by operating activities	1,428,479	837,142	163,561
Cash flows from investing activities:			
Net loan originations and purchases	(6,868,735)	(1,036,949)	(2,490,937)
Equity securities:			
Purchases	(11,209)	(4,051)	(8,337)
Sales	3,118	2,233	28,439
Held to maturity debt securities:			
Purchases	(838,569)	(1,311,973)	(682,509)
Maturities, calls and principal repayments	475,327	802,167	824,477
Available for sale debt securities:			
Purchases	(54,618)	(387,210)	(333,971)
Sales	12,846	91,978	30,020
Maturities, calls and principal repayments	225,942	462,273	555,589
Death benefit proceeds from bank owned life insurance	4,680	5,128	15,043
Proceeds from sales of real estate property and equipment	10,832	8,935	19,111
Proceeds from sales of loans held for investments	—	4,498	30,020
Purchases of real estate property and equipment	(68,935)	(39,428)	(24,607)
Cash and cash equivalents acquired in acquisitions, net	321,540	321,618	—
Net cash used in investing activities	$ (6,787,781)	$ (1,080,781)	$ (2,037,662)

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years Ended December 31,		
	2022	2021	2020
		(in thousands)	
Cash flows from financing activities:			
Net change in deposits	$ 4,974,505	$ 2,534,826	$ 2,749,765
Net change in short-term borrowings	(620,791)	(492,232)	54,678
Proceeds from issuance of long-term borrowings, net	147,508	295,922	838,388
Repayments of long-term borrowings	—	(1,168,465)	(679,775)
Cash dividends paid to preferred shareholders	(13,146)	(12,688)	(12,688)
Cash dividends paid to common shareholders	(205,999)	(179,667)	(177,965)
Purchase of common shares to treasury	(24,123)	(23,907)	(5,374)
Common stock issued, net	120	11,245	2,202
Other, net	(745)	(680)	(612)
Net cash provided by financing activities	4,257,329	964,354	2,768,619
Net change in cash and cash equivalents	(1,101,973)	720,715	894,518
Cash and cash equivalents at beginning of year	2,049,920	1,329,205	434,687
Cash and cash equivalents at end of year	$ 947,947	$ 2,049,920	$ 1,329,205
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest on deposits and borrowings	$ 281,137	$ 138,364	$ 279,042
Federal and state income taxes	172,102	163,370	148,383
Supplemental schedule of non-cash investing activities:			
Transfer of loans to other real estate owned	$ —	$ 141	$ 4,040
Loans transferred to loans held for sale	—	—	30,020
Lease right of use assets obtained in exchange for operating lease liabilities	32,604	48,453	16,062
Acquisitions:			
Non-cash assets acquired:			
Equity securities	$ 6,239	$ —	$ —
Available for sale debt securities	505,928	—	—
Held to maturity debt securities	806,627	9,197	—
Loans, net	5,844,070	908,023	—
Premises and equipment	38,827	1,356	—
Lease right of use assets	49,434	6,745	—
Bank owned life insurance	126,861	28,756	—
Accrued interest receivable	25,717	2,179	—
Goodwill	409,928	76,566	—
Other intangible assets	159,587	10,277	—
Other assets	155,945	23,093	—
Total non-cash assets acquired	$ 8,129,163	$ 1,066,192	$ —
Liabilities assumed:			
Deposits	$ 7,029,997	$ 1,161,984	$ —
Short-term borrowings	103,794	—	—
Lease liabilities	79,844	—	—
Accrued expenses and other liabilities	119,240	14,692	—
Total liabilities assumed	$ 7,332,875	$ 1,176,676	$ —
Net (liabilities assumed) non-cash assets acquired	$ 796,288	$ (110,484)	$ —
Cash and cash equivalents acquired in acquisitions, net	$ 321,540	$ 321,618	$ —
Common stock issued in acquisition	$ 1,117,829	$ 211,134	$ —

See accompanying notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Note 1)

Business

Valley National Bancorp, a New Jersey Corporation (Valley), is a financial holding company whose commercial bank subsidiary, Valley National Bank (the Bank) and its subsidiaries provide a full range of commercial, retail and trust and investment services largely through its offices and ATM network throughout northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois.

In addition to the Bank, Valley's consolidated subsidiaries include, but are not limited to: an insurance agency offering property and casualty, life and health insurance; an asset management adviser that is a registered investment adviser with the Securities and Exchange Commission (SEC); registered securities broker-dealers with the SEC and members of the Financial Industry Regulatory Authority (FINRA); a title insurance agency in New York, which also provides services in New Jersey; an advisory firm specializing in the investment and management of tax credits; and a subsidiary which specializes in health care equipment lending and other commercial equipment leases.

Basis of Presentation

The consolidated financial statements of Valley include the accounts of the Bank and all other entities in which Valley has a controlling financial interest. All inter-company transactions and balances have been eliminated. The accounting and reporting policies of Valley conform to U.S. generally accepted accounting principles (U.S. GAAP) and general practices within the financial services industry. In accordance with applicable accounting standards, Valley does not consolidate statutory trusts established for the sole purpose of issuing trust preferred securities and related trust common securities. See Note 11 for more details. Certain prior period amounts have been reclassified to conform to the current presentation, including changes to our operating segment reporting structure, as further discussed in Note 8 and Note 21.

In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly Valley's financial position, results of operations, changes in shareholders' equity and cash flows at December 31, 2022 and for all periods presented have been made.

Significant Estimates. In preparing the consolidated financial statements in conformity with U.S. GAAP, management has made estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Material estimates that require application of management's most difficult, subjective or complex judgment and are particularly susceptible to change include: the allowance for credit losses, the evaluation of goodwill and other intangible assets for impairment, and income taxes. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed necessary. While management uses its best judgment, actual amounts or results could differ significantly from those estimates. The current economic environment has increased the degree of uncertainty inherent in these material estimates. Actual results may differ from those estimates. Also, future amounts and values could differ materially from those estimates due to changes in values and circumstances after the balance sheet date.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other banks (including the Federal Reserve Bank of New York) and, from time to time, overnight federal funds sold. Federal funds sold essentially represents an uncollateralized loan. Therefore, Valley regularly evaluates the credit risk associated with the other financial institutions to ensure that the Bank does not become exposed to any significant credit risk on these cash equivalents.

Investment Securities

Debt securities are classified at the time of purchase based on management's intention, as securities held-to-maturity, securities available-for-sale or trading securities. Investment securities classified as held-to-maturity are those that management has the positive intent and ability to hold until maturity. Investment securities held-to-maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the contractual term of the securities, adjusted for actual prepayments, or to call date if the security was purchased at premium. Investment securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses reported as a component of other comprehensive income or loss, net of tax. Realized gains or losses on the available-for-sale securities are recognized by the specific identification method and are included in net gains and losses on securities transactions within non-interest income.

Trading debt securities, consisting of municipal bonds and U.S. Treasury securities, are reported at fair value with the unrealized gains or losses due to changes in fair value reported within non-interest income. Net trading gains and losses are included in net gains and losses on securities transactions within non-interest income.

Equity securities are presented on the statements of financial condition at fair value with any unrealized and realized gains and losses reported in non-interest income. See Notes 3 and 4 for additional information.

Investments in Federal Home Loan Bank and Federal Reserve Bank stock, which have limited marketability, are carried at cost in other assets. Security transactions are recorded on a trade-date basis.

Interest income on investments includes amortization of purchase premiums and discounts. Valley discontinues the recognition of interest on debt securities if the securities meet both of the following criteria: (i) regularly scheduled interest payments have not been paid or have been deferred by the issuer, and (ii) full collection of all contractual principal and interest payments is not deemed to be the most likely outcome.

Allowance for Credit Losses for Held to Maturity Debt Securities

Effective January 1, 2020, Valley estimates and recognizes an allowance for credit losses for held to maturity debt securities using the current expected credit loss methodology (CECL). Valley's CECL model includes a zero loss expectation for certain securities within the held to maturity portfolio, and therefore Valley is not required to estimate an allowance for credit losses related to these securities. After an evaluation of qualitative factors, Valley identified the following securities types which it believes qualify for this exclusion: U.S. Treasury securities, U.S. agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds commonly referred to as Tax Exempt Mortgage Securities (TEMS).

To measure the expected credit losses on held to maturity debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. Assumptions used in the model for pools of securities with common risk characteristics include the historical lifetime probability of default and severity of loss in the event of default, with the model incorporating several economic cycles of loss history data to calculate expected credit losses given default at the individual security level. The model is adjusted for a probability weighted multi-scenario economic forecast to estimate future credit losses. Valley uses a two-year reasonable and supportable forecast period, followed by a one-year period over which estimated losses revert to historical loss experience for the remaining life of the investment security. The economic forecast methodology and governance for debt securities is aligned with Valley's economic forecast used for the loan portfolio. Accrued interest receivable is excluded from the estimate of credit losses. See Note 4 for additional information.

Impairment of Available for Sale Debt Securities

The impairment model for available for sale debt securities differs from the CECL methodology applied to held to maturity debt securities because the available for sale debt securities are measured at fair value rather than amortized cost. Available for sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. In performing an assessment of whether any decline in fair value is due to a credit loss, Valley considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer or collateral underlying the security. In assessing the impairment, Valley compares the present value of cash flows expected to be collected with the amortized cost basis of the security. If it is determined that the decline in fair value was due to credit losses, an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. Valley also assesses the intent to sell the securities (as well as the likelihood of a near-term recovery). If Valley intends to sell an available for sale debt security or it is more likely than not that Valley will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged to the debt security's fair value at the reporting date with any incremental impairment reported in earnings. See Note 4 for additional information.

Loans Held for Sale

Loans held for sale generally consist of residential mortgage loans originated and intended for sale in the secondary market and are carried at their estimated fair value on an instrument-by-instrument basis as permitted by the fair value option election under U.S. GAAP. Changes in fair value are recognized in non-interest income in the accompanying consolidated statements of income as a component of net gains on sales of loans. Origination fees and costs related to loans originated for sale (and carried at fair value) are recognized as earned and as incurred. Loans held for sale are generally sold with loan servicing rights retained by Valley. Gains recognized on loan sales include the value assigned to the rights to service the loan. See the "Loan Servicing Rights" section below.

Loans and Loan Fees

Loans are reported at their outstanding principal balance net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans and premium or discounts on purchased loans, except for purchased credit deteriorated (PCD) loans recorded at the purchase price, including non-credit discounts, plus the allowance for credit losses expected at the time of acquisition. Loan origination and commitment fees, net of related costs are deferred and amortized as an adjustment of loan yield over the estimated life of the loans approximating the effective interest method.

Loans are deemed to be past due when the contractually required principal and interest payments have not been received as they become due. Loans are placed on non-accrual status generally, when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Cash collections from non-accrual loans are generally credited to the loan balance, and no interest income is recognized on these loans until the principal balance has been determined to be fully collectible. A loan in which the borrowers' obligation has not been released in bankruptcy courts may be restored to an accruing basis when it becomes well secured and is in the process of collection, or all past due amounts become current under the loan agreement and collectability is no longer doubtful.

Purchased Credit-Deteriorated Loans

Loans classified as purchased credit-deteriorated (PCD) loans are acquired loans, mainly through bank acquisitions, where there is evidence of more than insignificant credit deterioration since their origination. We consider various factors in connection with this determination, including past due or non-accrual status, credit risk rating declines, and any write downs recorded based on the collectability of the asset, among other factors. PCD loans are recorded at their purchase price plus an allowance estimated at the time of acquisition, which represents the amortized cost basis of the asset. The difference between this amortized cost basis and the par value of the loan is the non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent increases and decreases in the allowance for credit losses related to purchased loans is recorded as provision expense.

Allowance for Credit Losses for Loans

Effective January 1, 2020, Valley uses the CECL methodology to estimates an allowance for credit losses for loans. The allowance for credit losses (ACL) is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Provisions for credit losses for loans and recoveries on loan previously charged-off by Valley are added back to the allowance.

Under CECL, Valley's methodology to establish the allowance for credit losses for loans has two basic components: (1) a collective reserve component for estimated lifetime expected credit losses for pools of loans that share common risk characteristics and (2) an individual reserve component for loans that do not share common risk characteristics.

Reserves for loans that share common risk characteristics. Valley estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. In estimating the component of the allowance on a collective basis, Valley uses a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by generating probability of default and loss given default metrics. The metrics are based on the migration of loans from performing to loss by credit quality rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses. The model's expected losses based on loss history are adjusted for qualitative factors. Among other things, these adjustments include and account for differences in: (i) the impact of the reasonable and supportable economic forecast, probability weightings and reversion period, (ii) other asset specific risks to the extent they do not exist in the historical loss information, and (iii) net expected recoveries of charged off loan balances. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses. The expected lifetime loss rate is the life of loan loss percentage from the transition matrix model plus the impact of the adjustments for qualitative factors. The expected credit losses are the product of multiplying the model's expected lifetime loss rate by the exposure at default at period end on an undiscounted basis.

Valley utilizes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience for the remaining life of the loan on a straight-line basis. The forecasts consist of a multi-scenario economic forecast model to estimate future credit losses that is governed by a cross-functional committee. The committee meets each quarter to determine which economic scenarios developed by Moody's will be incorporated into the model, as well as the relative probability weightings of the selected scenarios, based upon all readily available information. The model projects economic variables under each scenario based on detailed statistical analyses. Valley has identified and selected key variables that most closely correlated to its historical credit performance, which include: GDP, unemployment and the Case-Shiller Home Price Index.

The loan credit quality data utilized in the transition matrix model is based on an internal credit risk rating system for the commercial and industrial loan and commercial real estate loan portfolio segments and delinquency aging status for the residential and consumer loan portfolio segments. Loans are risk-rated based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial and industrial loans and commercial real estate loans, and evaluated by the Loan Review Department on a test basis. Loans with a grade that are below a "Pass" grade are adversely classified. Once a loan becomes adversely classified, it automatically transitions from the "Pass" segment of the model to the corresponding adversely rated pool segment. Within the transition matrix model, each adverse classification or segment (Special Mention, Substandard, Doubtful, and Loss) has its own lifetime expected credit loss rate derived from loan-level historical transitions between the different loan risk ratings categories.

Reserves for loans that do not share common risk characteristics. Valley measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of collateral dependent, troubled debt restructured (TDR) loans, and expected TDR loans, based on the amount of lifetime expected credit losses calculated on those loans and charge-offs of those amounts determined to be uncollectible. Factors considered by Valley in measuring the extent of expected credit loss include payment status, collateral value, borrower financial condition, guarantor support and the probability of collecting scheduled principal and interest payments when due. Collateral dependent loan balances are written down to the estimated current fair value (less estimated selling costs) of each loan's underlying collateral resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process. If repayment is based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate is compared to the carrying value of the loan, and any shortfall is recorded as the allowance for credit losses. The effective interest rate used to discount expected cash flows is adjusted to incorporate expected prepayments, if applicable.

Valley elected to exclude accrued interest on loans from the amortized cost of loans held for investment. The accrued interest is presented separately in the consolidated statements of financial condition.

Loans charge-offs. Loans rated as "loss" within Valley's internal rating system are charged-off. Commercial loans are generally assessed for full or partial charge-off to the net realizable value for collateral dependent loans when a loan is between 90 or 120 days past due or sooner if it is probable that a loan may not be fully collectable. Residential loans and home equity loans are generally charged-off to net realizable value when the loan is 120 days past due (or sooner when the borrowers' obligation has been released in bankruptcy). Automobile loans are fully charged-off when the loan is 120 days past due or partially charged-off to the net realizable value of collateral, if the collateral is recovered prior to such time. Unsecured consumer loans are generally fully charged-off when the loan is 150 days past due.

Allowance for Unfunded Credit Commitments

The allowance for unfunded credit commitments consists of undisbursed non-cancellable lines of credit, new loan commitments and commercial letters of credit valued using a similar CECL methodology as used for loans. Management's estimate of expected losses inherent in these off-balance sheet credit exposures also incorporates estimated utilization rate over the commitment's contractual period or an expected pull-through rate for new loan commitments. The allowance for unfunded credit commitments is included in accrued expenses and other liabilities on the consolidated statements of financial condition.

See Note 5 for a discussion of Valley's loan credit quality and additional allowance for credit losses.

Leases

Lessor Arrangements. Valley's lessor arrangements primarily consist of direct financing and sales-type leases for equipment included in the commercial and industrial loan portfolio. Direct financing and sales-type leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased assets, net of unearned income, charge-offs and unamortized deferred costs of origination. Lease agreements may include options to renew and for the lessee to purchase the leased equipment at the end of the lease term.

Lessee Arrangements. Valley's lessee arrangements predominantly consist of operating and finance leases for premises and equipment. The majority of the operating leases include one or more options to renew that can significantly extend the lease terms. Valley's leases have a wide range of lease expirations through the year 2062.

Operating and finance leases are recognized as right of use (ROU) assets and lease liabilities in the consolidated statements of financial position. The ROU assets represent the right to use underlying assets for the lease terms and lease liabilities represent Valley's obligations to make lease payments arising from the lease. The ROU assets include any prepaid lease payments and initial direct costs, less any lease incentives. At the commencement dates of leases, ROU assets and lease liabilities are initially recognized based on their net present values with the lease terms including options to extend or terminate the lease when Valley is reasonably certain that the options will be exercised to extend. ROU assets are amortized into net occupancy and equipment expense over the expected lives of the leases.

Lease liabilities are discounted to their net present values on the balance sheet based on incremental borrowing rates as determined at the lease commencement dates using quoted interest rates for readily available borrowings, such as fixed rate FHLB borrowings, with similar terms as the lease obligations. Lease liabilities are reduced by actual lease payments.

See Note 6 for additional information on Valley's lease related assets and obligations.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives range from 3 years for capitalized software to up to 40 years for buildings. Leasehold improvements are amortized over the term of the lease or estimated useful life of the asset, whichever is shorter. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or disposition, any gain or loss is credited or charged to operations. See Note 7 for further details.

Bank Owned Life Insurance

Valley owns bank owned life insurance (BOLI) to help offset the cost of employee benefits. BOLI is recorded at its cash surrender value. Valley's BOLI is invested primarily in U.S. Treasury securities and residential mortgage-backed securities issued by government sponsored enterprises and Ginnie Mae. The change in the cash surrender value is included as a component of non-interest income and is exempt from federal and state income taxes as long as the policies are held until the death of the insured individuals.

Other Real Estate Owned

Valley acquires other real estate owned (OREO) through foreclosure on loans secured by real estate. OREO is reported at the lower of cost or fair value, as established by a current appraisal (less estimated costs to sell) and it is included in other assets. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses incurred to maintain these properties, unrealized losses resulting from valuation write-downs after the date of foreclosure, and realized gains and losses upon sale of the properties are included in other non-interest expense. OREO totaled $286 thousand and $2.3 million at December 31, 2022 and 2021, respectively. There were no foreclosed residential real estate properties included in OREO at December 31, 2022 and 2021, respectively.

Residential mortgage and consumer loans secured by residential real estate properties for which formal foreclosure proceedings are in process totaled $2.6 million and $2.5 million at December 31, 2022 and 2021, respectively.

Goodwill

Intangible assets resulting from acquisitions under the acquisition method of accounting consist of goodwill and other intangible assets (see "Other Intangible Assets" below). Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired and is not amortized. The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities. Goodwill is not amortized and is subject, at a minimum, to an annual impairment assessment, or more often, if events or circumstances indicate it may be impaired. An impairment loss is recognized if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the unit. Goodwill is allocated to Valley's reporting unit, which is an operating segment or one level below, at the date goodwill is recorded. Under current accounting guidance, Valley may choose to perform an optional qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test for one or more reporting units each annual period.

Valley reviews goodwill for impairment annually during the second quarter using a quantitative test, or more frequently if a triggering event indicates impairment may have occurred. Our determination of whether or not goodwill is impaired requires us to make judgments, and use significant estimates and assumptions regarding estimated future cash flows. If we change our strategy or if market conditions shift, our judgments may change, which may result in adjustments to the recorded goodwill balance.

During the second quarter 2022, Valley re-evaluated its segment reporting due to a bank acquisition discussed in Note 2 and other factors. Goodwill balances were reallocated across the new operating segments and reporting units based on their relative fair values using the valuation performed during the second quarter 2022. See Notes 8 and 21 for additional details.

Other Intangible Assets

Other intangible assets primarily consist of loan servicing rights (largely generated from loan servicing retained by the Bank on residential mortgage loan originations sold in the secondary market to government sponsored enterprises), core deposits (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) and, to a much lesser extent, various other types of intangibles obtained through acquisitions. Other intangible assets are amortized using various methods over their estimated lives and are periodically evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impairment is deemed to exist, an adjustment is recorded to earnings in the current period for the difference between the fair value of the asset and its carrying amount. See further details regarding loan servicing rights below.

Loan Servicing Rights

Loan servicing rights are recorded when originated mortgage loans are sold with servicing rights retained, or when servicing rights are purchased. Valley initially records the loan servicing rights at fair value. Subsequently, the loan servicing rights are carried at the lower of unamortized cost or market (i.e., fair value). The fair values of the loan servicing rights for each risk-stratified group of loan servicing rights are calculated using a fair value model from a third party vendor that uses various inputs and assumptions, including but not limited to, prepayment speeds, internal rate of return ("discount rate"), servicing cost, ancillary income, float rate, tax rate, and inflation. The prepayment speed and the discount rate are considered two of the most significant inputs in the model.

Unamortized costs associated with acquiring loan servicing rights, net of any valuation allowances, are included in other intangible assets in the consolidated statements of financial condition and are accounted for using the amortization method. Valley amortizes the loan servicing assets in proportion to and over the period of estimated net servicing revenues. On a quarterly basis, Valley stratifies its loan servicing assets into groupings based on risk characteristics and assesses each group for impairment based on fair value. A valuation allowance is established through an impairment charge to earnings to the extent the unamortized cost of a stratified group of loan servicing rights exceeds its estimated fair value. Increases in the fair value of impaired loan servicing rights are recognized as a reduction of the valuation allowance, but not in excess of such allowance. The amortization of loan servicing rights is recorded in non-interest income.

Stock-Based Compensation

Compensation expense for restricted stock units, restricted stock and stock option awards (i.e., non-vested stock awards) is based on the fair value of the award on the date of the grant and is recognized ratably over the service period of the award. Valley's long-term incentive compensation plan includes a service period requirement for award grantees who are eligible for retirement pursuant to which an award will vest at one-twelfth per month after the grant date and requires the grantees to continue service with Valley for one year in order for the award to fully vest. Compensation expense for these awards is amortized monthly over a one year period after the grant date. The service period for non-retirement eligible employees is the shorter of the stated vesting period of the award or the period until the employee's retirement eligibility date. The fair value of each option granted is estimated using a binomial option pricing model. The fair value of restricted stock units and awards is based upon the last sale price reported for Valley's common stock on the date of grant or the last sale price reported preceding such date, except for performance-based stock awards with a market condition. The grant date fair value of a performance-based stock award that vests based on a market condition is determined by a third party specialist using a Monte Carlo valuation model. See Note 12 for additional information.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. Acquired assets, including separately identifiable intangible assets, and assumed liabilities are recorded at their acquisition-date estimated fair values. The excess of the cost of acquisition over these fair values is recognized as goodwill. During the measurement period, which cannot exceed one year from the acquisition date, changes to estimated fair values are recognized as an adjustment to goodwill. Certain transaction costs are expensed as incurred. See Note 2 for additional information.

Fair Value Measurements

In general, fair values of financial instruments are based upon quoted market prices, where available. When observable market prices and parameters are not fully available, management uses valuation techniques based upon internal and third party models requiring more management judgment to estimate the appropriate fair value measurements. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, including adjustments based on internal cash flow model projections that utilize assumptions similar to those incorporated by market participants. Other adjustments may include amounts to reflect counterparty credit quality and Valley's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. See Note 3 for additional information.

Revenue From Contracts With Customers

Certain revenues included in Valley's non-interest income relates to fee-based revenue from contracts with customers. Revenue from contracts with customers within the scope of Accounting Standards Codification (ASC) Topic 606 is recognized when performance obligations, under the terms of the contract, are satisfied. This income is measured as the amount of consideration expected to be received in exchange for the providing of services. Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct.

Valley's revenue contracts generally have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable, or distinct from other obligations within the contracts. Valley does not have a material amount of long-term customer agreements that include multiple performance obligations requiring price allocation and differences in the timing of revenue recognition.

The following describes revenue within scope of ASC Topic 606:

Wealth management and trust fees. Wealth management and trust fees include brokerage fees and fees from investment management, investment advisory, trust, custody and other products. Brokerage fees are commissions related to the execution of market trades. Brokerage fee revenue is recognized on trade date, as the performance obligation is satisfied when the trade is executed. Trust and investment management fee income is received for providing wealth management and investment advisory services and is typically calculated based on a percentage of client assets under management and recognized over the term of the investment management agreement as services are provided to the client. Certain investment advisory success fees are earned when the related performance criteria have been satisfied and it is probable that the fees will be earned.

Insurance commissions. Insurance commissions are received on insurance product sales. Valley acts in the capacity of an agent between Valley's customer and the insurance carrier. Valley's performance obligation is satisfied when the terms of the policy have been agreed upon and the insurance policy becomes effective.

Service charges on deposit accounts. Service charges on deposit accounts include maintenance fees, overdraft fees, and other account related charges. Deposit account related fees are typically recognized at the time these services are performed for the customer, or on a monthly basis.

Other income. Revenue within the other category of non-interest income that is within the scope of ASC Topic 606 includes credit card and interchange fees, fees from wire transfers, ACH, and various other products and services income. These fees are either recognized immediately at the transaction date or over the period in which the related service is provided.

Revenue from capital markets transactions (including interest rate swap fees, foreign exchange fees and loan syndication fees), net gains and losses on securities transactions, fees from loan servicing, net gains on sales of loans, bank owned life insurance income, and certain fees within other income are excluded from the scope of ASC Topic 606 and are recognized under other applicable accounting guidance.

Income Taxes

Valley uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the enacted tax rates that will be in effect when the underlying items of income and expense are expected to be realized.

Valley's expense for income taxes includes the current and deferred portions of that expense. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. A valuation allowance is established to reduce deferred tax assets to the amount we expect to realize. Deferred income tax expense or benefit results from differences between assets and liabilities measured for financial reporting versus income-tax return purposes. The effect on deferred taxes of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Valley maintains a reserve related to certain tax positions that management believes contain an element of uncertainty. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized. Periodically, Valley evaluates each of its tax positions and strategies to determine whether the reserve continues to be appropriate. See Note 13 for additional disclosures.

Comprehensive Income

Comprehensive income or loss is defined as the change in equity of a business entity during a period due to transactions and other events and circumstances, excluding those resulting from investments by and distributions to shareholders. Comprehensive income consists of net income and other comprehensive income or loss. Valley's components of other comprehensive income or loss, net of deferred tax, include: (i) unrealized gains and losses on debt securities available for sale; (ii) unrealized gains and losses on derivatives used in cash flow hedging relationships; and (iii) the benefit adjustment for the unfunded portion of its various employee, officer, and director pension plans and other post-employment benefits. Income tax effects are released from accumulated other comprehensive income on an individual unit of account basis. Valley presents comprehensive income and its components in the consolidated statements of comprehensive income for all periods presented. See Note 19 for additional disclosures.

Earnings Per Common Share

In Valley's computation of the earnings per common share, the numerator of both the basic and diluted earnings per common share is net income available to common shareholders (which is equal to net income less dividends on preferred stock). The weighted average number of common shares outstanding used in the denominator for basic earnings per common share is increased to determine the denominator used for diluted earnings per common share by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method.

The following table shows the calculation of both basic and diluted earnings per common share for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(in thousands, except for share data)		
Net income available to common shareholders	$ 555,705	$ 461,152	$ 377,918
Basic weighted-average number of common shares outstanding	485,434,918	407,445,379	403,754,356
Plus: Common stock equivalents	2,382,792	2,572,949	1,291,851
Diluted weighted-average number of common shares outstanding	487,817,710	410,018,328	405,046,207
Earnings per common share:			
Basic	$ 1.14	$ 1.13	$ 0.94
Diluted	1.14	1.12	0.93

Common stock equivalents represent the dilutive effect of additional common shares issuable upon the assumed vesting or exercise, if applicable, of restricted stock units and common stock options to purchase Valley's common shares. Common stock options with exercise prices that exceed the average market price of Valley's common stock during the periods presented may have an anti-dilutive effect on the diluted earnings per common share calculation and therefore are excluded from the diluted earnings per share calculation along with restricted stock units. Potential anti-dilutive weighted common shares were immaterial for the years ended December 31, 2022 and 2021 and totaled approximately 1.7 million for the year ended December 31, 2020.

Preferred and Common Stock Dividends

Valley issued 4.6 million and 4.0 million shares of non-cumulative perpetual preferred stock in June 2015 and August 2017, respectively, which were initially recorded at fair value. See Note 18 for additional details on the preferred stock issuances. The preferred shares are senior to Valley common stock, whereas the current year dividends must be paid before Valley can pay dividends to its common shareholders. Preferred dividends declared are deducted from net income for computing income available to common shareholders and earnings per common share computations.

Cash dividends to both preferred and common shareholders are payable and accrued when declared by Valley's Board of Directors.

Treasury Stock

Treasury stock is recorded using the cost method and accordingly is presented as a reduction of shareholders' equity.

Derivative Instruments and Hedging Activities

As part of its asset/liability management strategies and to accommodate commercial borrowers, Valley has used interest rate swaps to hedge variability in cash flows or fair values caused by changes in interest rates. Valley also uses derivatives not designated as hedges for non-speculative purposes to (1) manage its exposure to interest rate movements related to a service for commercial lending customers, (2) share the risk of default on the interest rate swaps related to certain purchased or sold loan participations through the use of risk participation agreements, (3) manage the interest rate risk of mortgage banking activities with customer interest rate lock commitments and forward contracts to sell residential mortgage loans and (4) manage the exposure of foreign currency exchange rate fluctuation with foreign currency forward and option contracts primarily to accommodate our customers.

Valley also has hybrid instruments, consisting of market linked certificates of deposit with an embedded swap contract. Valley records all derivatives including embedded derivatives as assets or liabilities at fair value on the consolidated statements of financial condition. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

Cash Flow Hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income or loss and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. Valley calculates the credit valuation adjustments to the fair value of derivatives designated as fair value hedges on a net basis by counterparty portfolio, as an accounting policy election.

Fair Value Hedges. For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. On a quarterly basis, Valley assesses the effectiveness of each hedging relationship by comparing the changes in cash flows or fair value of the derivative hedging instrument with the changes in cash flows or fair value of the designated hedged item or transaction. If a hedging relationship is terminated due to ineffectiveness, and the derivative instrument is not re-designated to a new hedging relationship, the subsequent change in fair value of such instrument is charged directly to earnings.

See Notes 15 and 16 for additional information on our derivative instruments.

Interest Rate Contracts and Other Non-designated Hedges. Derivatives not designated as hedges do not meet the hedge accounting requirements under U.S. GAAP. Contracts in an asset position are included in other assets and contracts in a liability position are included in other liabilities. Changes in fair value of derivatives not designated in hedging relationships are recorded directly in earnings within other non-interest expense.

New Authoritative Accounting Guidance

New Accounting Guidance Adopted in 2022. Accounting Standards Update (ASU) No. 2021-01 "Reference Rate Reform (Topic 848)" extends some of Accounting Standards Codification Topic 848's optional expedients to derivative contracts impacted by the discounting transition, including for derivatives that do not reference LIBOR or other reference rates that are expected to be discontinued. ASU No. 2021-01 is effective for all entities immediately upon issuance and may be elected retrospectively to eligible modifications as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications made on or after any date within the interim period including January 7, 2021 and it can be applied through December 31, 2022, similar to the other reference rate reform relief provided under Topic 848. ASU No. 2021-01 had no significant impact on Valley's consolidated financial statements.

ASU No. 2021-05 "Lessors – Certain Leases with Variable Lease Payments" updates guidance in ASC Topic 842, Leases and requires a lessor to classify a lease with variable lease payments that do not depend on an index or rate as an operating lease at lease commencement if: (i) the lease would have been classified as a sales-type lease or direct financing lease under ASC 842 classification criteria; and (ii) the lessor would have recognized a selling loss at lease commencement. Valley adopted ASU No. 2021-05 on January 1, 2022, and the new guidance did not have a significant impact on Valley's consolidated financial statements.

New Accounting Guidance Issued in 2022. ASU No. 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging –Portfolio Layer Method" expands and clarifies the current guidance on accounting for fair value hedge basis adjustments under the portfolio layer method for both single-layer and multiple-layer hedges. This method allows entities to designate multiple hedging relationships with a single closed portfolio, and therefore a larger portion of the interest rate risk associated with such a portfolio is eligible to be hedged. ASU No. 2022-01 also clarifies that no assets may be added to a closed portfolio once it is designated in a portfolio layer method hedge. ASU No. 2022-01 will be effective for Valley on January 1, 2023. Valley is currently evaluating the impact of ASU No. 2022-01, but it is not expected to have a significant impact on Valley's consolidated financial statements.

ASU No. 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" eliminates the troubled debt restructuring (TDR) accounting model for creditors, such as Valley, that have adopted Topic 326, "Financial Instruments – Credit Losses." ASU No. 2022-02 will require all loan modifications to be accounted for under the general loan modification guidance in Subtopic 310-20. On a prospective basis, entities will also be subject to new disclosure requirements covering modifications of receivables to borrowers experiencing financial difficulty. Public business entities within the scope of the Topic 326 vintage disclosure requirements also will be required to prospectively disclose current-period gross write-off information by vintage. However, gross recoveries will not be required. Entities can elect to adopt the guidance on TDRs using either a prospective or modified retrospective transition method. ASU No. 2022-02 was effective for Valley on January 1, 2023. Valley elected to apply the modified retrospective transition method by recording a cumulative-effect adjustment to the opening retained earnings and the allowance for loan losses as of January 1, 2023 related to expected credit losses on TDR's under ASC Topic 310-40. While the guidance will result in expanded disclosures, the adoption of ASU No. 2022-02 and the resulting adjustments to retained earnings and the allowance for loan losses did not have a significant impact on Valley's consolidated financial statements.

ASU No. 2022-03, "Fair Value Measurement of Equity Securities subject to Contractual Sale Restrictions" updates guidance in ASC Topic 820, Fair Value Measurement and clarifies that a contractual sale restriction should not be considered in measuring fair value. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities including (i) the nature and remaining duration of the restriction; (ii) the circumstances that could cause a lapse in restrictions; and (iii) the fair value of the securities with contractual sale restrictions. ASU No. 2022-03 will be effective for Valley on January 1, 2024, and it can be applied prospectively, with any adjustments resulting from adoption recognized in earnings on the date of adoption. The adoption of ASU No. 2022-03 did not have a significant impact on Valley's consolidated financial statements.

BUSINESS COMBINATIONS (Note 2)

Acquisitions

Bank Leumi Le-Israel Corporation.

On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as "Bank Leumi USA". Bank Leumi USA maintained its headquarters in New York City with commercial banking offices in Chicago, Los Angeles, Palo Alto, and Aventura, Florida. The common shareholders of Bank Leumi USA received 3.8025 shares of Valley common stock and $5.08 in cash for each Bank Leumi USA common share that they owned. As a result, Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. Based on Valley's closing stock price on March 31, 2022, the transaction was valued at $1.2 billion, inclusive of the value of options. As a result of the acquisition, Bank Leumi Le-Israel B.M. owned approximately 14 percent of Valley's common stock as of April 1, 2022.

The transaction was accounted for under the acquisition method of accounting and accordingly the results of Bank Leumi USA's operations have been included in Valley's consolidated financial statements for the year ended December 31, 2022 from the date of acquisition.

During 2022, Valley revised the estimated fair values of certain acquired assets as of the acquisition date of Bank Leumi USA based upon additional information obtained that existed as of April 1, 2022. The adjustments mainly related to the fair value of deferred tax assets and other assets and resulted in a $2.6 million reduction in goodwill (see Note 8 for more information).

The following table sets forth assets acquired and liabilities assumed in the Bank Leumi USA acquisition, at their estimated fair values as of the closing date of the transaction:

	April 1, 2022
	(in thousands)
Assets acquired:	
Cash and cash equivalents	$ 443,588
Equity securities	6,239
Available for sale debt securities	505,928
Held to maturity debt securities	806,627
Loans	5,914,389
Allowance for loan losses	(70,319)
Loans, net	5,844,070
Premises and equipment	38,827
Lease right of use assets	49,273
Bank owned life insurance	126,861
Accrued interest receivable	25,717
Goodwill	400,582
Other intangible assets	153,380
Other assets	160,921
Total assets acquired	$ 8,562,013
Liabilities assumed:	
Deposits:	
Non-interest bearing	$ 4,511,537
Interest bearing:	
Savings, NOW and money market	2,224,834
Time	293,626
Total deposits	7,029,997
Short-term borrowings	103,794
Lease liabilities	79,683
Accrued expense and other liabilities	117,269
Total liabilities assumed	$ 7,330,743
Common stock issued in acquisition	1,117,829
Cash paid in acquisition	113,441

The determination of the fair value of the assets acquired and liabilities assumed required management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. The fair value estimates are subject to change for up to one year after the closing date of the transaction if additional information (existing at the date of closing) relative to closing date fair values becomes available.

Fair Value Measurement of Assets Acquired and Liabilities Assumed

Described below are the methods used to determine the fair values of the significant assets acquired and liabilities assumed in the Bank Leumi USA acquisition.

Cash and cash equivalents. The estimated fair values of cash and cash equivalents approximate their stated face amounts, as these financial instruments are either due on demand or have short-term maturities.

Investment securities. The estimated fair value of equity securities, which represents a privately held Community Reinvestment Act (CRA) fund, was measured at net asset value (NAV). Other investment securities acquired from Bank Leumi

USA were classified as available for sale and held to maturity debt securities based on Valley's intent at the acquisition date. Their estimated fair values were calculated utilizing Level 2 inputs similar to the valuation techniques used for Valley's investment portfolios detailed in Note 3.

Loans. The acquired loan portfolio was recorded at its estimated fair value based on a discounted cash flow methodology. The acquired loan portfolio was segregated into categories for valuation purposes primarily based on loan type and loan risk rating. The estimated fair value incorporates adjustments related to market loss assumptions and prevailing market interest rates for comparable assets and other market factors such as liquidity from a market participant perspective. Management estimated the cash flows expected to be collected at the acquisition date by using valuation models that incorporated loan contractual characteristics (such as payment type, amortization type, and term to maturity) as well as estimates of key valuation assumptions (such as prepayment speeds, default rates, and loss severity rates).

The expected cash flows from the acquired loan portfolios were discounted to present value based on estimated market rates. The market rates were estimated using a buildup approach based on the following components: funding cost, servicing cost, and consideration of liquidity premium. In addition, coupon rates for recently originated loans and available market data regarding origination rates were also considered in the analysis. The methods used to estimate the Level 3 fair values of loans are sensitive to the assumptions and estimates used. While management attempted to use assumptions and estimates that best reflected the acquired loan portfolios and current market conditions, a greater degree of subjectivity is inherent in these values than in those determined in active markets.

The acquired loans were also evaluated upon acquisition to determine whether they represented PCD loans, defined as loans which have experienced a more-than-insignificant deterioration in credit quality since origination. Valley considered a variety of factors in assessing loans the PCD classification, including but not limited to risk grades, delinquency, non-performing status, current or previous troubled debt restructurings, watch list credits and other qualitative factors that indicated a deterioration in credit quality since origination.

For PCD loans, an initial allowance was determined based on Valley's CECL methodology and was added to the acquisition date fair value of each PCD loan to establish its initial amortized cost basis. The difference between the unpaid principal balance of loans and the calculated amortized cost basis resulted in a net non-credit discount totaling $18.8 million. This net discount will be accreted into interest income over the loan's remaining life using the effective interest method.

The following table provides a reconciliation of the unpaid principal balance and fair value of loans identified as PCD acquired from Bank Leumi USA at the acquisition date:

	April 1, 2022
	($ in thousands)
Unpaid Principal Balance of PCD loans	$ 1,922,272
Allowance for credit losses at acquisition *	(70,319)
Non-credit discount at acquisition	(18,814)
Fair value of acquired PCD loans	$ 1,833,139

---

*   Represents the initial reserve for PCD loans, reported net of an additional $62.4 million charge-offs recognized at the date of acquisition in accordance with Valley's charge-off policy.

Other intangible assets. Other intangible assets recorded consist of core deposit intangibles (CDI) and other acquired client relationships. CDI assets are measures of the value of non-maturity checking, savings, NOW and money market customer deposits that are acquired in a business combination. The fair value for CDI was estimated based on a discounted cash flow methodology considering expected customer attrition rates, net maintenance cost of the deposit base, alternative costs of funds, and the interest costs associated with the customer deposits. The CDI is amortized using an accelerated amortization method over an estimated useful life of 10 years. For other acquired client relationships, fair value is measured using the multi-period excess earnings methodology under the income approach. This method measures the future economic income that can be attributed to the existing client relationships acquired, after considering revenue and expense assumptions, expected client attrition rates, and subtracting returns for other complementary assets that contribute to the income over their expected remaining useful lives. The resulting net cash flows are discounted to present value using an estimated intangible asset discount rate. The other acquired client relationships are amortized using an accelerated amortization method over an estimated remaining useful life of 14 years.

Deposits. The fair values of deposit liabilities with no stated maturity (i.e., non-interest bearing accounts and savings, NOW and money market accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted to present value using interest rates currently offered on deposits with similar characteristics and remaining maturities.

Supplemental Pro Forma Financial Information (Unaudited). The following table summarizes supplemental pro forma financial information giving effect to the merger as if it had been completed on January 1, 2021:

	December 31,			
	2022		2021	
	(in thousands)			
Net interest income	$	1,729,034	$	1,487,190
Non-interest income		228,284		217,204
Net income		623,052		486,225

Other Recent Acquisitions

Landmark Insurance of the Palm Beaches. On February 1, 2022, the Bank's insurance agency subsidiary, Valley Insurance Services, acquired Landmark Insurance of the Palm Beaches Inc. (Landmark) agency. The purchase price included $8.6 million in cash and $1.0 million in contingent consideration. Goodwill and other intangible assets totaled $4.4 million and $6.2 million, respectively. The transaction was accounted for under the acquisition method of accounting and accordingly the results of Landmark's operations have been included in Valley's consolidated financial statements for the year ended December 31, 2022 from the date of acquisition.

The Westchester Bank Holding Corporation. On December 1, 2021, Valley completed its acquisition of The Westchester Bank Holding Corporation (Westchester) and its principal subsidiary, The Westchester Bank, which was headquartered in White Plains, New York. As of December 1, 2021, Westchester had approximately $1.4 billion in assets, $915.0 million in loans, and $1.2 billion in deposits, after purchase accounting adjustments, and a branch network of seven locations in Westchester County, New York. The common shareholders of Westchester received 229.645 shares of Valley common stock for each Westchester share they owned prior to the merger. The total consideration for the merger was $211.1 million, consisting of approximately 15.7 million shares of Valley common stock.

During the first quarter 2022, Valley revised the estimated fair values of the acquired assets as of the acquisition date of Westchester based upon additional information obtained that existed as of December 1, 2021. The adjustments related to the fair value of deferred tax assets and resulted in a $5.0 million increase in goodwill. See Note 8 for details.

Dudley Ventures. On October 8, 2021, Valley acquired certain subsidiaries of Arizona-based Dudley Ventures (DV), an advisory firm specializing in the investment and management of tax credits. The transaction included the acquisition of DV Fund Advisors and DV Advisory Services, which were both subsequently merged and renamed Dudley Ventures, as well as DV's community development entity, DV Community Investment. The transaction price included $11.3 million of cash at the closing date and fixed future stock consideration totaling $3.75 million, which resulting in the issuance of 327,083 shares of our common stock to the former principals of Dudley Ventures in February 2023. On November 16, 2021, Valley also acquired DV Financial Services, a registered broker-dealer regulated by FINRA, which is largely inactive.

Merger expenses for all acquisition related activities totaled $71.2 million, $8.9 million and $1.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The merger expenses largely consisted of salaries and benefits expense; technology, furniture and equipment expense; and professional and legal fees within non-interest expense on the consolidated statements of income.

FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Note 3)

ASC Topic 820, "Fair Value Measurement" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

- **Level 1** - Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

- **Level 2** - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets) for substantially the full term of the asset or liability.
- **Level 3** - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and Liabilities Measured at Fair Value on a Recurring Basis and Non-Recurring Basis

The following tables present the assets and liabilities that are measured at fair value on a recurring and non-recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at December 31, 2022 and 2021. The assets presented under "non-recurring fair value measurements" in the table below are not measured at fair value on an ongoing basis but are subject to fair value adjustments under certain circumstances (e.g., when an impairment loss is recognized).

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2022	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
		(in thousands)		
Recurring fair value measurements:				
Assets				
Investment securities:				
Equity securities	$ 23,494	$ 23,494	$ —	$ —
Equity securities at net asset value (NAV)	10,099	—	—	—
Trading debt securities	13,438	3,282	10,156	—
Available for sale debt securities:				
U.S. Treasury securities	279,498	279,498	—	—
U.S. government agency securities	26,964	—	26,964	—
Obligations of states and political subdivisions	146,811	—	146,811	—
Residential mortgage-backed securities	629,818	—	629,818	—
Corporate and other debt securities	178,306	—	178,306	—
Total available for sale debt securities	1,261,397	279,498	981,899	—
Loans held for sale (1)	18,118	—	18,118	—
Other assets (2)	467,127	—	467,127	—
Total assets	$ 1,793,673	$ 306,274	$ 1,477,300	$ —
Liabilities				
Other liabilities (2)	$ 607,237	$ —	$ 607,237	$ —
Total liabilities	$ 607,237	$ —	$ 607,237	$ —
Non-recurring fair value measurements:				
Collateral dependent loans, net	$ 92,923	$ —	$ —	$ 92,923
Foreclosed assets	1,937	—	—	1,937
Total	$ 94,860	$ —	$ —	$ 94,860

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Recurring fair value measurements:				
Assets				
Investment securities:				
Equity securities	$ 21,284	$ 21,284	$ —	$ —
Equity securities at net asset value (NAV)	11,560	—	—	—
Trading debt securities	38,130	—	38,130	—
Available for sale debt securities:				
U.S. government agency securities	20,925	—	20,925	—
Obligations of states and political subdivisions	79,890	—	79,890	—
Residential mortgage-backed securities	904,502	—	904,502	—
Corporate and other debt securities	123,492	—	123,492	—
Total available for sale debt securities	1,128,809	—	1,128,809	—
Loans held for sale [1]	139,516	—	139,516	—
Other assets [2]	181,500	—	181,500	—
Total assets	$ 1,520,799	$ 21,284	$ 1,487,955	$ —
Liabilities				
Other liabilities [2]	$ 52,376	$ —	$ 52,376	$ —
Total liabilities	$ 52,376	$ —	$ 52,376	$ —
Non-recurring fair value measurements:				
Collateral dependent impaired loans, net	$ 47,871	$ —	$ —	$ 47,871
Foreclosed assets	2,931	—	—	2,931
Total	$ 50,802	$ —	$ —	$ 50,802

---

(1) Represents residential mortgage loans held for sale that are carried at fair value and had contractual unpaid principal balances totaling approximately $17.9 million and $136.3 million at December 31, 2022 and 2021, respectively.

(2) Derivative financial instruments are included in this category.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following valuation techniques were used for financial instruments measured at fair value on a recurring basis. All of the valuation techniques described below apply to the unpaid principal balance, excluding any accrued interest or dividends at the measurement date. Interest income and expense are recorded within the consolidated statements of income depending on the nature of the instrument using the effective interest method based on acquired discount or premium.

Equity securities. The fair value of equity securities consists of a publicly traded mutual fund, Community Reinvestment Act (CRA) investment fund and an investment related to the development of new financial technologies that are carried at quoted prices in active markets.

Equity securities at NAV. Valley also has privately held CRA funds at fair value measured at NAV using the most recently available financial information from the investee. Investments measured at NAV (or its equivalent) as a practical expedient are excluded from fair value hierarchy levels in the tables above.

Trading debt securities. The fair value of trading debt securities, consisting of U.S. Treasury securities and municipal bonds reported at fair value utilizing Level 1 and Level 2 inputs, respectively. The prices for municipal bonds investments are derived from market quotations and matrix pricing obtained through an independent pricing service. Management reviews the data and assumptions used in pricing the securities by its third-party provider to ensure the highest level of significant inputs are derived from market observable data.

Available for sale debt securities. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. The majority of other investment securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service or dealer market participants with whom Valley has historically transacted both purchases and sales of investment securities. Prices obtained from these sources include prices derived from market quotations and matrix pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Management reviews the data and assumptions used in pricing the securities by its third party provider to ensure the highest level of significant inputs are derived from market observable data. In addition, Valley reviews the volume and level of activity for all available for sale debt securities and attempts to identify transactions which may not be orderly or reflective of a significant level of activity and volume.

Loans held for sale. Residential mortgage loans originated for sale are reported at fair value using Level 2 inputs. The fair values were calculated utilizing quoted prices for similar assets in active markets. The market prices represent a delivery price, which reflects the underlying price each institution would pay Valley for an immediate sale of an aggregate pool of mortgages. Non-performance risk did not materially impact the fair value of mortgage loans held for sale at December 31, 2022 and 2021 based on the short duration these assets were held and the credit quality of these loans.

Derivatives. Derivatives are reported at fair value utilizing Level 2 inputs. The fair values of Valley's derivatives are determined using third party prices that are based on discounted cash flow analysis using observed market inputs, such as the LIBOR, Overnight Index Swap and Secured Overnight Financing Rate (SOFR) curves for all cleared derivatives. The fair value of mortgage banking derivatives, consisting of interest rate lock commitments to fund residential mortgage loans and forward commitments for the future delivery of such loans (including certain loans held for sale at December 31, 2022 and 2021), is determined based on the current market prices for similar instruments. The fair values of most of the derivatives incorporate credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, to account for potential nonperformance risk of Valley and its counterparties. The credit valuation adjustments were not significant to the overall valuation of Valley's derivatives at December 31, 2022 and 2021.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following valuation techniques were used for certain non-financial assets measured at fair value on a non-recurring basis, including collateral dependent loans reported at the fair value of the underlying collateral, loan servicing rights and foreclosed assets, which are reported at fair value upon initial recognition or subsequent impairment as described below.

Collateral dependent loans. Collateral dependent loans are loans where foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and substantially all of the repayment is expected from the collateral. Collateral values are estimated using Level 3 inputs, consisting of individual third-party appraisals that may be adjusted based on certain discounting criteria. Certain real estate appraisals may be discounted based on specific market data by location and property type. At December 31, 2022, collateral dependent loans were individually re-measured and reported at fair value through direct loan charge-offs to the allowance for loan losses based on the fair value of the underlying collateral. At December 31, 2022, collateral dependent loans with a total amortized cost of $172.2 million and $114.8 million at December 31, 2022 and 2021, respectively, including our taxi medallion loan portfolio, were reduced by specific allowance for loan losses allocations totaling $79.2 million and $66.9 million to a reported total net carrying amount of $92.9 million and $47.9 million at December 31, 2022 and 2021, respectively.

Foreclosed assets. Certain foreclosed assets (consisting of other real estate owned and other repossessed assets included in other assets), upon initial recognition and transfer from loans, are re-measured and reported at fair value using Level 3 inputs, consisting of a third-party appraisal less estimated cost to sell. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If further declines in the estimated fair value of an asset occur, the asset is re-measured and reported at fair value through a write-down recorded in non-interest expense. At December 31, 2022 and 2021, the adjustments to appraisals of foreclosed assets were not material.

Other Fair Value Disclosures

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The fair value estimates presented in the following table were based on pertinent market data and relevant information on the financial instruments available as of the valuation date. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portfolio of financial instruments. Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, Valley has certain fee-generating business lines (e.g., its mortgage servicing operations, trust and investment management departments) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The carrying amounts and estimated fair values of financial instruments not measured and not reported at fair value on the consolidated statements of financial condition at December 31, 2022 and 2021 were as follows:

| | Fair Value Hierarchy | 2022 | | 2021 | |
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(in thousands)			
Financial assets					
Cash and due from banks	Level 1	$ 444,325	$ 444,325	$ 205,156	$ 205,156
Interest bearing deposits with banks	Level 1	503,622	503,622	1,844,764	1,844,764
Equity securities [1]	Level 3	15,138	15,138	3,629	3,629
Held to maturity debt securities:					
U.S. Treasury securities	Level 1	66,911	65,889	67,558	71,661
U.S. government agency securities	Level 2	260,392	212,712	6,265	6,378
Obligations of states and political subdivisions	Level 2	480,298	453,195	337,962	344,164
Residential mortgage-backed securities	Level 2	2,909,106	2,495,797	2,166,142	2,152,301
Trust preferred securities	Level 2	37,043	31,106	37,020	31,916
Corporate and other debt securities	Level 2	75,234	70,771	53,750	54,185
Total held to maturity debt securities [2]		3,828,984	3,329,470	2,668,697	2,660,605
Net loans	Level 3	46,458,545	44,910,049	33,794,455	33,283,251
Accrued interest receivable	Level 1	196,606	196,606	96,882	96,882
Federal Reserve Bank and Federal Home Loan Bank stock [3]	Level 2	238,056	238,056	206,450	206,450
Financial liabilities					
Deposits without stated maturities	Level 1	38,080,457	38,080,457	31,945,368	31,945,368
Deposits with stated maturities	Level 2	9,556,457	9,443,253	3,687,044	3,670,113
Short-term borrowings	Level 1	138,729	138,729	655,726	637,490
Long-term borrowings	Level 2	1,543,058	1,395,991	1,423,676	1,404,184
Junior subordinated debentures issued to capital trusts	Level 2	56,760	50,923	56,413	46,306
Accrued interest payable [4]	Level 1	45,617	45,617	4,909	4,909

(1) Represents equity securities without a readily determinable fair value measured at costs less impairment, if any.
(2) The carrying amount is presented gross without the allowance for credit losses.
(3) Included in other assets.
(4) Included in accrued expenses and other liabilities.

INVESTMENT SECURITIES (Note 4)

Equity Securities

Equity securities totaled $48.7 million and $36.5 million at December 31, 2022 and 2021, respectively. See Note 3 for further details on equity securities.

Trading Debt Securities

The fair value of trading debt securities totaled $13.4 million and $38.1 million at December 31, 2022 and 2021, respectively. Net trading gains were included in net gains and losses on securities transactions within non-interest income. See the "Realized Gains and Losses" section below.

Available for Sale Debt Securities

The amortized cost, gross unrealized gains and losses and fair value of available for sale debt securities at December 31, 2022 and 2021 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2022				
U.S. Treasury securities	$ 308,137	$ —	$ (28,639)	$ 279,498
U.S. government agency securities	29,494	47	(2,577)	26,964
Obligations of states and political subdivisions:				
Obligations of states and state agencies	10,899	—	(493)	10,406
Municipal bonds	171,586	—	(35,181)	136,405
Total obligations of states and political subdivisions	182,485	—	(35,674)	146,811
Residential mortgage-backed securities	719,868	64	(90,114)	629,818
Corporate and other debt securities	197,927	—	(19,621)	178,306
Total	$ 1,437,911	$ 111	$ (176,625)	$ 1,261,397
December 31, 2021				
U.S. government agency securities	$ 20,323	$ 608	$ (6)	$ 20,925
Obligations of states and political subdivisions:				
Obligations of states and state agencies	26,088	132	(93)	26,127
Municipal bonds	53,530	349	(116)	53,763
Total obligations of states and political subdivisions	79,618	481	(209)	79,890
Residential mortgage-backed securities	895,279	14,986	(5,763)	904,502
Corporate and other debt securities	120,871	3,177	(556)	123,492
Total	$ 1,116,091	$ 19,252	$ (6,534)	$ 1,128,809

The age of unrealized losses and fair value of related available for sale debt securities at December 31, 2022 and 2021 were as follows:

	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
December 31, 2022						
U.S. Treasury securities	$ 279,498	$ (28,639)	$ —	$ —	$ 279,498	$ (28,639)
U.S. government agency securities	$ 22,831	$ (2,538)	$ 1,116	$ (39)	$ 23,947	$ (2,577)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	2,943	(54)	7,462	(439)	10,405	(493)
Municipal bonds	112,029	(26,044)	24,127	(9,137)	136,156	(35,181)
Total obligations of states and political subdivisions	114,972	(26,098)	31,589	(9,576)	146,561	(35,674)
Residential mortgage-backed securities	311,836	(27,152)	314,834	(62,962)	626,670	(90,114)
Corporate and other debt securities	144,924	(12,581)	33,382	(7,040)	178,306	(19,621)
Total	$ 874,061	$ (97,008)	$ 380,921	$ (79,617)	$ 1,254,982	$ (176,625)
December 31, 2021						
U.S. government agency securities	$ —	$ —	$ 1,326	$ (6)	$ 1,326	$ (6)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	10,549	(93)	—	—	10,549	(93)
Municipal bonds	19,100	(116)	—	—	19,100	(116)
Total obligations of states and political subdivisions	29,649	(209)	—	—	29,649	(209)
Residential mortgage-backed securities	371,256	(4,770)	25,960	(993)	397,216	(5,763)
Corporate and other debt securities	59,039	(556)	—	—	59,039	(556)
Total	$ 459,944	$ (5,535)	$ 27,286	$ (999)	$ 487,230	$ (6,534)

Within the available for sale debt securities portfolio, the total number of security positions in an unrealized loss position at December 31, 2022 was 730 as compared to 139 at December 31, 2021.

As of December 31, 2022, the fair value of securities available for sale that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law, was $333.3 million.

The contractual maturities of available for sale debt securities at December 31, 2022 are set forth in the following table. Maturities may differ from contractual maturities in residential mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, residential mortgage-backed securities are not included in the maturity categories in the following summary.

	December 31, 2022	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 3,319	$ 3,297
Due after one year through five years	188,292	179,452
Due after five years through ten years	271,859	246,415
Due after ten years	254,573	202,415
Residential mortgage-backed securities	719,868	629,818
Total	$ 1,437,911	$ 1,261,397

Actual maturities of available for sale debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining expected life for residential mortgage-backed securities available for sale was 7.75 years at December 31, 2022.

Impairment Analysis of Available for Sale Debt Securities

Valley's available for sale debt securities portfolio includes corporate bonds and revenue bonds, among other securities. These types of securities may pose a higher risk of future impairment charges by Valley as a result of the unpredictable nature of the U.S. economy and the COVID-19 pandemic, and their potential negative effect on the future performance of the security issuers.

Available for sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. See Note 1 for further information regarding Valley's accounting policy. Valley has evaluated available for sale debt securities that are in an unrealized loss position as of December 31, 2022 included in the tables above and has determined that the declines in fair value are mainly attributable to interest rates, credit spreads, market volatility and liquidity conditions, not credit quality or other factors. Based on a comparison of the present value of expected cash flows to the amortized cost, management recognized no impairment during the years ended December 31, 2022, 2021 and 2020, and, as a result, there was no allowance for credit losses for available for sale debt securities at December 31, 2022 and 2021.

Held to Maturity Debt Securities

The amortized cost, gross unrealized gains and losses and fair value of debt securities held to maturity at December 31, 2022 and 2021 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Net Carrying Value
			(in thousands)			
December 31, 2022						
U.S. Treasury securities	$ 66,911	$ —	$ (1,022)	$ 65,889	$ —	$ 66,911
U.S. government agency securities	260,392	—	(47,680)	212,712	—	260,392
Obligations of states and political subdivisions:						
Obligations of states and state agencies	99,238	305	(3,869)	95,674	252	98,986
Municipal bonds	381,060	76	(23,615)	357,521	41	381,019
Total obligations of states and political subdivisions	480,298	381	(27,484)	453,195	293	480,005
Residential mortgage-backed securities	2,909,106	1,723	(415,032)	2,495,797	—	2,909,106
Trust preferred securities	37,043	1	(5,938)	31,106	888	36,155
Corporate and other debt securities	75,234	—	(4,463)	70,771	465	74,769
Total	$ 3,828,984	$ 2,105	$ (501,619)	$3,329,470	$ 1,646	$3,827,338
December 31, 2021						
U.S. Treasury securities	$ 67,558	$ 4,103	$ —	$ 71,661	$ —	$ 67,558
U.S. government agency securities	6,265	113	—	6,378	—	6,265
Obligations of states and political subdivisions:						
Obligations of states and state agencies	141,015	3,065	(312)	143,768	267	140,748
Municipal bonds	196,947	3,536	(87)	200,396	15	196,932
Total obligations of states and political subdivisions	337,962	6,601	(399)	344,164	282	337,680
Residential mortgage-backed securities	2,166,142	14,599	(28,440)	2,152,301	—	2,166,142
Trust preferred securities	37,020	5	(5,109)	31,916	531	36,489
Corporate and other debt securities	53,750	559	(124)	54,185	352	53,398
Total	$ 2,668,697	$ 25,980	$ (34,072)	$2,660,605	$ 1,165	$2,667,532

The age of unrealized losses and fair value of related debt securities held to maturity at December 31, 2022 and 2021 were as follows:

	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
December 31, 2022						
U.S. Treasury securities	$ 65,889	$ (1,022)	$ —	$ —	$ 65,889	$ (1,022)
U.S. government agency securities	209,863	(47,508)	1,673	(172)	211,536	(47,680)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	62,443	(2,020)	18,231	(1,849)	80,674	(3,869)
Municipal bonds	251,970	(20,457)	15,534	(3,158)	267,504	(23,615)
Total obligations of states and political subdivisions	314,413	(22,477)	33,765	(5,007)	348,178	(27,484)
Residential mortgage-backed securities	962,690	(109,532)	1,413,590	(305,500)	2,376,280	(415,032)
Trust preferred securities	—	—	30,105	(5,938)	30,105	(5,938)
Corporate and other debt securities	57,245	(2,989)	13,525	(1,474)	70,770	(4,463)
Total	$ 1,610,100	$ (183,528)	$ 1,492,658	$ (318,091)	$ 3,102,758	$ (501,619)
December 31, 2021						
Obligations of states and state agencies	$ 17,000	$ (254)	$ 5,517	$ (58)	$ 22,517	$ (312)
Municipal bonds	9,403	(87)	—	—	9,403	(87)
Total obligations of states and political subdivisions	26,403	(341)	5,517	(58)	31,920	(399)
Residential mortgage-backed securities	1,381,405	(22,365)	206,520	(6,075)	1,587,925	(28,440)
Trust preferred securities	—	—	30,912	(5,109)	30,912	(5,109)
Corporate and other debt securities	32,627	(124)	—	—	32,627	(124)
Total	$ 1,440,435	$ (22,830)	$ 242,949	$ (11,242)	$ 1,683,384	$ (34,072)

Within the securities held to maturity portfolio, the total number of security positions in an unrealized loss position was 802 and 108 at December 31, 2022 and 2021, respectively.

As of December 31, 2022, the fair value of debt securities held to maturity that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law was $771.8 million.

The contractual maturities of investments in debt securities held to maturity at December 31, 2022 are set forth in the table below. Maturities may differ from contractual maturities in residential mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, residential mortgage-backed securities are not included in the maturity categories in the following summary.

	December 31, 2022	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 61,885	$ 61,217
Due after one year through five years	140,907	138,074
Due after five years through ten years	85,773	80,934
Due after ten years	631,313	553,448
Residential mortgage-backed securities	2,909,106	2,495,797
Total	$ 3,828,984	$ 3,329,470

Actual maturities of held to maturity debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining expected life for residential mortgage-backed securities held to maturity was 10.2 years at December 31, 2022.

Credit Quality Indicators

Valley monitors the credit quality of the held to maturity debt securities utilizing the most current credit ratings from external rating agencies. The following table summarizes the amortized cost of held to maturity debt securities by external credit rating at December 31, 2022 and 2021.

	AAA/AA/A Rated	BBB rated	Non-investment grade rated	Non-rated	Total
			(in thousands)		
December 31, 2022					
U.S. Treasury securities	$ 66,911	$ —	$ —	$ —	$ 66,911
U.S. government agency securities	260,392	—	—	—	260,392
Obligations of states and political subdivisions:					
Obligations of states and state agencies	74,943	—	5,497	18,798	99,238
Municipal bonds	333,488	—	—	47,572	381,060
Total obligations of states and political subdivisions	408,431	—	5,497	66,370	480,298
Residential mortgage-backed securities	2,909,106	—	—	—	2,909,106
Trust preferred securities		—	—	37,043	37,043
Corporate and other debt securities	2,000	6,000	—	67,234	75,234
Total	$ 3,646,840	$ 6,000	$ 5,497	$ 170,647	$ 3,828,984
December 31, 2021					
U.S. Treasury securities	$ 67,558	$ —	$ —	$ —	$ 67,558
U.S. government agency securities	6,265	—	—	—	6,265
Obligations of states and political subdivisions:					
Obligations of states and state agencies	118,368	—	5,576	17,071	141,015
Municipal bonds	148,854	—	—	48,093	196,947
Total obligations of states and political subdivisions	267,222	—	5,576	65,164	337,962
Residential mortgage-backed securities	2,166,142	—	—	—	2,166,142
Trust preferred securities	—	—	—	37,020	37,020
Corporate and other debt securities	2,000	6,000	—	45,750	53,750
Total	$ 2,509,187	$ 6,000	$ 5,576	$ 147,934	$ 2,668,697

Obligations of states and political subdivisions include municipal bonds and revenue bonds issued by various municipal corporations. At December 31, 2022, most of the obligations of states and political subdivisions were rated investment grade and a large portion of the "non-rated" category included TEMS securities secured by Ginnie Mae securities. Trust preferred securities consist of non-rated single-issuer securities, issued by bank holding companies. Corporate bonds consist of debt primarily issued by banks.

Allowance for Credit Losses for Held to Maturity Debt Securities

Valley has a zero loss expectation for certain securities within the held to maturity portfolio, and therefore it is not required to estimate an allowance for credit losses related to these securities under the CECL standard. After an evaluation of qualitative factors, Valley identified the following security types which it believes qualify for this exclusion: U.S. Treasury securities, U.S. government agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds called TEMS. To measure the expected credit losses on held to maturity debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. See Note 1 for further details.

Held to maturity debt securities are carried net of an allowance for credit losses. The following table details the activity in the allowance for credit losses for the years ended December 31, 2022, 2021and 2020:

	2022	2021	2020
		(in thousands)	
Beginning balance	$ 1,165	$ 1,428	$ —
Adoption of ASU No. 2016-13 on January 1, 2020	—	—	793
Provision (credit) for credit losses	481	(263)	635
Ending balance	$ 1,646	$ 1,165	$ 1,428

There were no net charge-offs of held to maturity debt securities in the respective periods presented in the table above.

Realized Gains and Losses

Gross gains and losses realized on sales, maturities and other securities transactions related to available for sale securities and net gains on trading debt securities included in earnings for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
		(in thousands)	
Sales transactions:			
Gross gains	$ —	$ 1,370	$ 665
Gross losses	—	(550)	(9)
Total	$ —	$ 820	$ 656
Maturities and other securities transactions:			
Gross gains	$ 171	$ 10	$ 34
Gross losses	(76)	(285)	(166)
Total	95	(275)	(132)
Net (losses) gains on trading debt securities	(1,325)	1,213	—
(Losses) gains on securities transactions, net	$ (1,230)	$ 1,758	$ 524

LOANS AND ALLOWANCE FOR CREDIT LOSSES FOR LOANS (Note 5)

The detail of the loan portfolio as of December 31, 2022 and 2021 was as follows:

	2022	2021
	(in thousands)	
Loans:		
Commercial and industrial:		
Commercial and industrial	$ 8,771,250	$ 5,411,601
Commercial and industrial PPP loans *	33,580	435,950
Total commercial and industrial loans	8,804,830	5,847,551
Commercial real estate:		
Commercial real estate	25,732,033	18,935,486
Construction	3,700,835	1,854,580
Total commercial real estate loans	29,432,868	20,790,066
Residential mortgage	5,364,550	4,545,064
Consumer:		
Home equity	503,884	400,779
Automobile	1,746,225	1,570,036
Other consumer	1,064,843	1,000,161
Total consumer loans	3,314,952	2,970,976
Total loans	$ 46,917,200	$ 34,153,657

---

* Represents SBA Paycheck Protection Program (PPP) loans, net of unearned fees totaling $667 thousand and $12.1 million at December 31, 2022 and 2021, respectively.

Total loans include net unearned discounts and deferred loan fees of $120.5 million and $78.5 million at December 31, 2022 and 2021, respectively. The increase in total loans at December 31, 2022 is partially attributed to $5.9 billion of loans acquired in the Bank Leumi USA acquisition, which was inclusive of a $98.6 million net purchase discount at the acquisition date. Net unearned discounts and deferred loan fees include the non-credit discount on acquired PCD loans and net unearned fees related to PPP loans at December 31, 2022 and 2021.

Accrued interest on loans, which is excluded from the amortized cost of loans held for investment, totaled $175.9 million and $83.7 million at December 31, 2022 and 2021, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition.

There were no sales of loans from the held for investment portfolio during the years December 31, 2022 and 2021.

Related Party Loans

In the ordinary course of business, Valley has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties"). These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectability. All loans to related parties are performing as of December 31, 2022.

The following table summarizes the changes in the total amounts of loans and advances to the related parties during the year ended December 31, 2022:

	2022
	(in thousands)
Outstanding at beginning of year	$ 233,439
New loans and advances	41,987
Repayments	(67,328)
Outstanding at end of year	$ 208,098

Loan Portfolio Risk Elements and Credit Risk Management

Credit risk management. For all loan types discussed below, Valley adheres to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk appetite. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board of Directors annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by the Credit Committee. A reporting system supplements the management review process by providing management with frequent reports concerning loan production, loan quality, internal loan classification, concentrations of credit, loan delinquencies, non-performing, and potential problem loans. Loan portfolio diversification is an important factor utilized by Valley to manage its risk across business sectors and through cyclical economic circumstances. Additionally, Valley does not accept crypto assets as loan collateral for any of its loan portfolio classes discussed further below.

Commercial and industrial loans. A significant portion of Valley's commercial and industrial loan portfolio is granted to long standing customers of proven ability, strong repayment performance, and high character. Underwriting standards are designed to assess the borrower's ability to generate recurring cash flow sufficient to meet the debt service requirements of loans granted. While such recurring cash flow serves as the primary source of repayment, a significant number of the loans are collateralized by borrower assets intended to serve as a secondary source of repayment should the need arise. Anticipated cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value, or in the case of loans secured by accounts receivable, the ability of the borrower to collect all amounts due from its customers. Short-term loans may be made on an unsecured basis based on a borrower's financial strength and past performance. Whenever possible, Valley will obtain the personal guarantee of the borrower's principals to mitigate the risk. Unsecured loans, when made, are generally granted to the Bank's most creditworthy borrowers. Unsecured commercial and industrial loans totaled $555.3 million and $1.0 billion at December 31, 2022 and 2021, respectively (including $33.6 million and $436.0 million of SBA guaranteed PPP loans, respectively). The commercial portfolio also includes taxi medallion loans totaling approximately $66.5 million with related reserves of $42.2 million at December 31, 2022. All of these loans are on non-accrual status due to ongoing weakness exhibited in the taxi industry caused by strong competition from alternative ride-sharing services and the economic stress caused by the COVID-19 pandemic and other factors.

Commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans but generally they involve larger principal balances and longer repayment periods as compared to commercial and industrial loans. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real property. Repayment of most loans is dependent upon the cash flow generated from the property securing the loan or the business that occupies the property. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy and accordingly, conservative loan to value ratios are required at origination, as well as stress tested to evaluate the impact of market changes relating to key underwriting elements. The properties securing the commercial real estate portfolio represent diverse types, with most properties located within Valley's primary markets.

Construction loans. With respect to loans to developers and builders, Valley originates and manages construction loans structured on either a revolving or non-revolving basis, depending on the nature of the underlying development project. These loans are generally secured by the real estate to be developed and may also be secured by additional real estate to mitigate the risk. Non-revolving construction loans often involve the disbursement of substantially all committed funds with repayment substantially dependent on the successful completion and sale, or lease, of the project. Sources of repayment for these types of loans may be from pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from Valley until permanent financing is obtained elsewhere. Revolving construction loans (generally relating to single-family residential construction) are controlled with loan advances dependent upon the presale of housing units financed. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential mortgages. Valley originates residential, first mortgage loans based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. Appraisals and valuations of real estate collateral are contracted directly with independent appraisers or from valuation services and not through appraisal management companies. The Bank's appraisal management policy and procedure is in accordance with regulatory requirements and guidance issued by the Bank's primary regulator. Credit scoring, using FICO® and other proprietary credit scoring models are employed in the ultimate, judgmental credit decision by Valley's underwriting staff. Valley does not use third party contract underwriting services. Residential mortgage loans include fixed and variable interest rate loans secured by one to four family homes mostly located in northern and central New Jersey, the New York City metropolitan area, and Florida. Valley's ability to be repaid on such loans is closely linked to the economic and real estate market conditions in these regions. In deciding whether to originate each residential mortgage, Valley considers the qualifications of the borrower as well as the value of the underlying property.

Home equity loans. Home equity lending consists of both fixed and variable interest rate products. Valley mainly provides home equity loans to its residential mortgage customers within the footprint of its primary lending territory. Valley generally will not exceed a combined (i.e., first and second mortgage) loan-to-value ratio of 80 percent when originating a home equity loan.

Automobile loans. Valley uses both judgmental and scoring systems in the credit decision process for automobile loans. Automobile originations (including light truck and sport utility vehicles) are largely produced via indirect channels, originated through approved automobile dealers. Automotive collateral is generally a depreciating asset and there are times in the life of an automobile loan where the amount owed on a vehicle may exceed its collateral value. Additionally, automobile charge-offs will vary based on the strength or weakness of the used vehicle market, original advance rate, when in the life cycle of a loan a default occurs and the condition of the collateral being liquidated. Where permitted by law, and subject to the limitations of the bankruptcy code, deficiency judgments are sought and acted upon to ultimately collect all money owed, even when a default resulted in a loss at collateral liquidation. Valley uses a third party to actively track collision and comprehensive risk insurance required of the borrower on the automobile and this third party provides coverage to Valley in the event of an uninsured collateral loss.

Other consumer loans. Valley's other consumer loan portfolio includes direct consumer term loans, both secured and unsecured. The other consumer loan portfolio includes exposures in personal lines of credit (mainly those secured by cash surrender value of life insurance), credit card loans and personal loans. Unsecured consumer loans totaled approximately $63.8 million and $54.0 million, including $16.8 million and $12.8 million of credit card loans, at December 31, 2022 and 2021, respectively. Management believes the aggregate risk exposure to unsecured loans and lines of credit was not significant at December 31, 2022.

Credit Quality

The following table presents past due, current and non-accrual loans without an allowance for loan losses by loan portfolio class at December 31, 2022 and 2021:

	Past Due and Non-Accrual Loans							Non-Accrual Loans Without Allowance for Loan Losses
	30-59 Days Past Due Loans	60-89 Days Past Due Loans	90 Days or More Past Due Loans	Non-Accrual Loans	Total Past Due Loans	Current Loans	Total Loans	
	(in thousands)							
December 31, 2022								
Commercial and industrial	$ 11,664	$ 12,705	$ 18,392	$ 98,881	$141,642	$ 8,663,188	$ 8,804,830	$ 5,659
Commercial real estate:								
Commercial real estate	6,638	3,167	2,292	68,316	80,413	25,651,620	25,732,033	66,066
Construction	—	—	3,990	74,230	78,220	3,622,615	3,700,835	16,120
Total commercial real estate loans	6,638	3,167	6,282	142,546	158,633	29,274,235	29,432,868	82,186
Residential mortgage	16,146	3,315	1,866	25,160	46,487	5,318,063	5,364,550	14,224
Consumer loans:								
Home equity	955	254	—	2,810	4,019	499,865	503,884	117
Automobile	5,974	630	1	271	6,876	1,739,349	1,746,225	—
Other consumer	2,158	695	46	93	2,992	1,061,851	1,064,843	—
Total consumer loans	9,087	1,579	47	3,174	13,887	3,301,065	3,314,952	117
Total	$ 43,535	$ 20,766	$ 26,587	$269,761	$360,649	$46,556,551	$46,917,200	$ 102,186

	Past Due and Non-Accrual Loans							
	30-59 Days Past Due Loans	60-89 Days Past Due Loans	90 Days or More Past Due Loans	Non-Accrual Loans	Total Past Due Loans	Current Loans	Total Loans	Non-Accrual Loans Without Allowance for Loan Losses
				(in thousands)				
December 31, 2021								
Commercial and industrial	$ 6,717	$ 7,870	$ 1,273	$ 99,918	$ 115,778	$ 5,731,773	$ 5,847,551	$ 9,066
Commercial real estate:								
Commercial real estate	14,421	—	32	83,592	98,045	18,837,441	18,935,486	70,719
Construction	1,941	—	—	17,641	19,582	1,834,998	1,854,580	—
Total commercial real estate loans	16,362	—	32	101,233	117,627	20,672,439	20,790,066	70,719
Residential mortgage	10,999	3,314	677	35,207	50,197	4,494,867	4,545,064	20,401
Consumer loans:								
Home equity	242	98	—	3,517	3,857	396,922	400,779	4
Automobile	6,391	656	271	240	7,558	1,562,478	1,570,036	—
Other consumer	178	266	518	101	1,063	999,098	1,000,161	—
Total consumer loans	6,811	1,020	789	3,858	12,478	2,958,498	2,970,976	4
Total	$ 40,889	$ 12,204	$ 2,771	$ 240,216	$ 296,080	$ 33,857,577	$ 34,153,657	$ 100,190

If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $21.7 million, $7.1 million, and $6.2 million for the years ended December 31, 2022, 2021 and 2020, respectively; none of these amounts were included in interest income during these periods.

Credit quality indicators. Valley utilizes an internal loan classification system as a means of reporting problem loans within commercial and industrial, commercial real estate, and construction loan portfolio classes. Under Valley's internal risk rating system, loan relationships could be classified as "Pass," "Special Mention," "Substandard," "Doubtful," and "Loss." Substandard loans include loans that exhibit well-defined weakness and are characterized by the distinct possibility that Valley will sustain some loss if the deficiencies are not corrected. Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, based on currently existing facts, conditions and values, highly questionable and improbable. Loans classified as Loss are those considered uncollectible with insignificant value and are charged-off immediately to the allowance for loan losses, and, therefore, not presented in the table below. Loans that do not currently pose a sufficient risk to warrant classification in one of the aforementioned categories but pose weaknesses that deserve management's close attention are deemed Special Mention. Pass rated loans do not currently pose any identified risk and can range from the highest to average quality, depending on the degree of potential risk. Risk ratings are updated any time the situation warrants.

The following table presents the internal loan classification risk by loan portfolio class by origination year based on the most recent analysis performed at December 31, 2022 and 2021:

Term Loans
Amortized Cost Basis by Origination Year

December 31, 2022	2022	2021	2020	2019	2018	Prior to 2018	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
					(in thousands)				
Commercial and industrial									
Risk Rating:									
Pass	$1,600,747	$1,089,386	$ 590,406	$ 322,564	$ 250,031	$ 386,085	$4,307,163	$ 144	$ 8,546,526
Special Mention	31,557	3,367	19,492	4,732	4,369	3,558	51,021	7	118,103
Substandard	288	1,734	4,121	1,412	4,256	4,879	31,698	—	48,388
Doubtful	886	20,844	—	2,692	—	64,158	3,233	—	91,813
Total commercial and industrial	$1,633,478	$1,115,331	$ 614,019	$ 331,400	$ 258,656	$ 458,680	$4,393,115	$ 151	$ 8,804,830
Commercial real estate									
Risk Rating:									
Pass	$6,815,115	$5,168,127	$3,246,885	$2,672,223	$1,536,327	$5,027,128	$ 452,461	$ 3,504	$24,921,770
Special Mention	93,286	48,007	60,169	45,447	62,111	125,414	8,188	—	442,622
Substandard	15,088	34,475	32,630	34,622	59,337	183,341	7,986	—	367,479
Doubtful	—	—	—	—	—	162	—	—	162
Total commercial real estate	$6,923,489	$5,250,609	$3,339,684	$2,752,292	$1,657,775	$5,336,045	$ 468,635	$ 3,504	$25,732,033
Construction									
Risk Rating:									
Pass	$ 942,380	$ 512,046	$ 61,131	$ 22,845	$ 8,676	$ 20,599	$2,040,866	$ —	$ 3,608,543
Special Mention	—	—	—	—	—	—	14,268	—	14,268
Substandard	12,969	12,601	—	974	—	17,599	20,138	—	64,281
Doubtful	—	—	—	—	—	13,743	—	—	13,743
Total construction	$ 955,349	$ 524,647	$ 61,131	$ 23,819	$ 8,676	$ 51,941	$2,075,272	$ —	$ 3,700,835

December 31, 2021	Term Loans Amortized Cost Basis by Origination Year 2021	2020	2019	2018	2017	Prior to 2017	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
					(in thousands)				
Commercial and industrial									
Risk Rating:									
Pass	$1,563,050	$ 743,165	$ 461,022	$ 362,748	$ 143,753	$ 337,713	$1,968,513	$ 247	$ 5,580,211
Special Mention	4,182	1,195	3,217	14,143	1,726	9,869	102,145	40	136,517
Substandard	8,248	4,823	3,139	7,077	910	408	19,642	109	44,356
Doubtful	—	—	2,733	—	16,355	67,379	—	—	86,467
Total commercial and industrial	$1,575,480	$ 749,183	$ 470,111	$ 383,968	$ 162,744	$ 415,369	$2,090,300	$ 396	$ 5,847,551
Commercial real estate									
Risk Rating:									
Pass	$4,517,917	$2,983,140	$2,702,580	$1,734,922	$1,474,770	$4,557,011	$ 195,851	$ 13,380	$18,179,571
Special Mention	7,700	50,019	46,911	44,187	65,623	143,540	50,168	—	408,148
Substandard	735	34,655	29,029	41,231	70,941	169,041	1,949	—	347,581
Doubtful	—	—	—	—	—	186	—	—	186
Total commercial real estate	$4,526,352	$3,067,814	$2,778,520	$1,820,340	$1,611,334	$4,869,778	$ 247,968	$ 13,380	$18,935,486
Construction									
Risk Rating:									
Pass	$ 274,097	$ 98,609	$ 48,555	$ 32,781	$ 6,061	$ 28,419	$1,313,555	$ —	$ 1,802,077
Special Mention	4,131	—	1,009	—	—	—	18,449	—	23,589
Substandard	199	19	6	246	—	17,842	10,602	—	28,914
Total construction	$ 278,427	$ 98,628	$ 49,570	$ 33,027	$ 6,061	$ 46,261	$1,342,606	$ —	$ 1,854,580

For residential mortgages, automobile, home equity and other consumer loan portfolio classes, Valley evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the amortized cost in those loan classes based on payment activity by origination year as of December 31, 2022 and 2021:

	Term Loans Amortized Cost Basis by Origination Year								
December 31, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior to 2018**	**Revolving Loans Amortized Cost Basis**	**Revolving Loans Converted to Term Loans**	**Total**
					(in thousands)				
Residential mortgage									
Performing	$1,302,279	$1,502,622	$571,390	$500,197	$338,062	$1,073,995	$ 66,706	$ —	$5,355,251
90 days or more past due	—	197	217	1,835	2,876	4,174	—	—	9,299
Total residential mortgage	$1,302,279	$1,502,819	$571,607	$502,032	$340,938	$1,078,169	$ 66,706	$ —	$5,364,550
Consumer loans									
Home equity									
Performing	$ 47,084	$ 12,432	$ 4,592	$ 5,024	$ 5,581	$ 13,007	$ 376,608	$ 38,570	$ 502,898
90 days or more past due	—	—	—	—	—	—	276	710	986
Total home equity	47,084	12,432	4,592	5,024	5,581	13,007	376,884	39,280	503,884
Automobile									
Performing	724,557	525,017	204,578	166,103	80,012	45,415	—	—	1,745,682
90 days or more past due	38	116	36	180	101	72	—	—	543
Total automobile	724,595	525,133	204,614	166,283	80,113	45,487	—	—	1,746,225
Other consumer									
Performing	24,140	10,144	8,206	7,435	7,406	15,736	991,737	—	1,064,804
90 days or more past due	—	—	—	—	—	38	1	—	39
Total other consumer	24,140	10,144	8,206	7,435	7,406	15,774	991,738	—	1,064,843
Total consumer	$ 795,819	$ 547,709	$217,412	$178,742	$ 93,100	$ 74,268	$1,368,622	$ 39,280	$3,314,952

December 31, 2021	Term Loans Amortized Cost Basis by Origination Year 2021	2020	2019	2018	2017	Prior to 2017	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
					(in thousands)				
Residential mortgage									
Performing	$1,448,602	$ 635,531	$ 572,911	$ 425,152	$ 368,164	$1,014,190	$ 70,342	$ —	$4,534,892
90 days or more past due	—	357	2,627	2,056	2,794	2,338	—	—	10,172
Total residential mortgage	$1,448,602	$ 635,888	$ 575,538	$ 427,208	$ 370,958	$1,016,528	$ 70,342	$ —	$4,545,064
Consumer loans									
Home equity									
Performing	$ 13,847	$ 5,723	$ 6,994	$ 7,384	$ 5,359	$ 13,597	$ 303,888	$ 42,822	$ 399,614
90 days or more past due	—	—	—	—	—	35	536	594	1,165
Total home equity	13,847	5,723	6,994	7,384	5,359	13,632	304,424	43,416	400,779
Automobile									
Performing	735,446	309,856	278,828	157,450	72,753	15,171	—	—	1,569,504
90 days or more past due	129	—	78	163	81	81	—	—	532
Total automobile	735,575	309,856	278,906	157,613	72,834	15,252	—	—	1,570,036
Other consumer									
Performing	2,949	6,717	6,468	7,017	1,009	14,483	961,027	—	999,670
90 days or more past due	—	—	—	—	—	—	491	—	491
Total other consumer	2,949	6,717	6,468	7,017	1,009	14,483	961,518	—	1,000,161
Total consumer	$ 752,371	$ 322,296	$ 292,368	$ 172,014	$ 79,202	$ 43,367	$1,265,942	$ 43,416	$2,970,976

Troubled debt restructured loans. From time to time, Valley may extend, restructure, or otherwise modify the terms of existing loans, on a case-by-case basis, to remain competitive and retain certain customers, as well as assist other customers who may be experiencing financial difficulties. If the borrower is experiencing financial difficulties and a concession has been made at the time of such modification, the loan is classified as a troubled debt restructured loan (TDR).

Generally, the concessions made for TDRs involve lowering the monthly payments on loans through either a reduction in interest rate below a market rate, an extension of the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate, or a combination of these two methods. The concessions may also involve payment deferrals but rarely result in the forgiveness of principal or accrued interest. In addition, Valley frequently obtains additional collateral or guarantor support when modifying such loans. If the borrower has demonstrated performance under the previous terms of the loan and Valley's underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible.

Performing TDRs (not reported as non-accrual loans) totaled $77.5 million and $71.3 million as of December 31, 2022 and 2021, respectively. Non-performing TDRs totaled $124.0 million and $117.2 million as of December 31, 2022 and 2021, respectively.

The following table presents pre- and post-modification amortized cost of loans by loan class modified as TDRs during the years ended December 31, 2022 and 2021. Post-modification amounts are presented as of December 31, 2022 and 2021, respectively.

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		($ in thousands)	
December 31, 2022			
Commercial and industrial	95	$ 117,429	$ 90,259
Commercial real estate:			
Commercial real estate	5	26,375	25,608
Construction	2	11,025	9,077
Total commercial real estate	7	37,400	34,685
Residential mortgage	9	3,206	3,209
Consumer	1	125	116
Total	112	$ 158,160	$ 128,269
December 31, 2021			
Commercial and industrial	70	$ 52,790	$ 48,764
Commercial real estate:			
Commercial real estate	12	29,480	29,313
Construction	3	22,049	18,418
Total commercial real estate	15	51,529	47,731
Residential mortgage	14	9,663	9,578
Consumer	1	170	161
Total	100	$ 114,152	$ 106,234

The total TDRs presented in the table above had allocated a specific allowance for loan losses that totaled $63.0 million and $29.1 million at December 31, 2022 and 2021, respectively. There were $26.2 million and $6.0 million of charge-offs related to TDRs for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the commercial and industrial loan category in the above table mostly consisted of non-accrual TDR taxi medallion loans classified as substandard and doubtful. Valley did not extend any commitments to lend additional funds to borrowers whose loans have been modified as TDRs during the year ended December 31, 2022.

Loans modified as TDRs within the previous 12 months and for which there was a payment default (90 or more days past due) in the years ended December 31, 2022 and 2021 were as follows:

	Years Ended December 31,			
	2022		**2021**	
Troubled Debt Restructurings Subsequently Defaulted	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
		($ in thousands)		
Commercial and industrial	1	$ 20,844	—	$ —
Commercial real estate:				
Commercial real estate	2	5,207	1	10,261
Construction	—	—	2	17,599
Total commercial real estate	2	5,207	3	27,860
Residential mortgage	1	1,071	—	—
Total	4	$ 27,122	3	$ 27,860

Collateral dependent loans. Loans are collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When Valley determines that foreclosure is probable, the collateral dependent loan balances are written down to the estimated current fair value (less estimated selling costs) resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process.

The following table presents collateral dependent loans by class as of December 31, 2022 and 2021:

	2022	2021
	(in thousands)	
Collateral dependent loans:		
Commercial and industrial *	$ 94,433	$ 95,335
Commercial real estate	130,199	110,174
Residential mortgage	33,865	35,745
Home equity	195	4
Total	$ 258,692	$ 241,258

* Commercial and industrial loans presented in the table above are primarily collateralized by taxi medallions.

Allowance for Credit Losses for Loans

The following table summarizes the allowance for credit losses for loans at December 31, 2022 and 2021:

	2022	2021
	(in thousands)	
Components of allowance for credit losses for loans:		
Allowance for loan losses	$ 458,655	$ 359,202
Allowance for unfunded credit commitments	24,600	16,500
Total allowance for credit losses for loans	$ 483,255	$ 375,702

The following table summarizes the provision for credit losses for loans for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(in thousands)		
Components of provision for credit losses for loans:			
Provision for loan losses	$ 48,236	$ 27,507	$ 123,922
Provision for unfunded credit commitments	8,100	5,389	1,165
Total provision for credit losses for loans	$ 56,336	$ 32,896	$ 125,087

The following table details the activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2022 and 2021:

	Commercial and Industrial		Commercial Real Estate		Residential Mortgage		Consumer		Total	
					(in thousands)					
December 31, 2022										
Allowance for loan losses:										
Beginning balance	$	103,090	$	217,490	$	25,120	$	13,502	$	359,202
Allowance for PCD loans [(1)]		33,452		36,618		206		43		70,319
Loans charged-off		(33,250)		(4,561)		(28)		(4,057)		(41,896)
Charged-off loans recovered		17,081		2,073		711		2,929		22,794
Net (charge-offs) recoveries		(16,169)		(2,488)		683		(1,128)		(19,102)
Provision for loan losses		19,568		7,788		13,011		7,869		48,236
Ending balance	$	139,941	$	259,408	$	39,020	$	20,286	$	458,655
December 31, 2021										
Allowance for loan losses:										
Beginning balance	$	131,070	$	164,113	$	28,873	$	16,187	$	340,243
Allowance for PCD loans [(2)]		3,528		2,953		57		4		6,542
Loans charged-off		(21,507)		(382)		(140)		(4,303)		(26,332)
Charged-off loans recovered		3,934		2,557		676		4,075		11,242
Net (charge-offs) recoveries		(17,573)		2,175		536		(228)		(15,090)
(Credit) provision for loan losses		(13,935)		48,249		(4,346)		(2,461)		27,507
Ending balance	$	103,090	$	217,490	$	25,120	$	13,502	$	359,202

(1) The allowance for PCD loans is presented net of PCD loan charge-offs totaling $62.4 million in the second quarter 2022 related to the Bank Leumi USA acquisition.

(2) The allowance for PCD loans related to the Westchester acquisition during the fourth quarter 2021.

The following table represents the allocation of the allowance for loan losses and the related loans by loan portfolio segment disaggregated based on the allowance measurement methodology for the years ended December 31, 2022 and 2021.

	Commercial and Industrial	Commercial Real Estate	Residential Mortgage	Consumer	Total
	(in thousands)				
December 31, 2022					
Allowance for loan losses:					
Individually evaluated for credit losses	$ 68,745	$ 13,174	$ 337	$ 4,338	$ 86,594
Collectively evaluated for credit losses	71,196	246,234	38,683	15,948	372,061
Total	$ 139,941	$ 259,408	$ 39,020	$ 20,286	$ 458,655
Loans:					
Individually evaluated for credit losses	$ 117,644	$ 213,522	$ 28,869	$ 14,058	$ 374,093
Collectively evaluated for credit losses	8,687,186	29,219,346	5,335,681	3,300,894	46,543,107
Total	$ 8,804,830	$29,432,868	$ 5,364,550	$3,314,952	$46,917,200
December 31, 2021					
Allowance for loan losses:					
Individually evaluated for credit losses	$ 64,359	$ 6,277	$ 470	$ 390	$ 71,496
Collectively evaluated for credit losses	38,731	211,213	24,650	13,112	287,706
Total	$ 103,090	$ 217,490	$ 25,120	$ 13,502	$ 359,202
Loans:					
Individually evaluated for credit losses	$ 119,760	$ 134,135	$ 42,469	$ 2,431	$ 298,795
Collectively evaluated for credit losses	5,727,791	20,655,931	4,502,595	2,968,545	33,854,862
Total	$ 5,847,551	$20,790,066	$ 4,545,064	$2,970,976	$ 34,153,657

LEASES (Note 6)

The following table presents the components of the right of use (ROU) assets and lease liabilities in the consolidated statements of financial condition by lease type at December 31, 2022 and 2021.

	December 31,	
	2022	2021
	(in thousands)	
ROU assets:		
Operating leases	$ 306,317	$ 258,714
Finance leases	35	403
Total	$ 306,352	$ 259,117
Lease liabilities:		
Operating leases	$ 358,851	$ 282,339
Finance leases	33	767
Total	$ 358,884	$ 283,106

The following table presents the components by lease type, of total lease cost recognized in the consolidated statements of income for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
	(in thousands)		
Finance lease cost:			
Amortization of ROU assets	$ 379	$ 378	$ 363
Interest on lease liabilities	30	91	146
Operating lease cost	42,268	34,842	36,094
Short-term lease cost	874	700	783
Variable lease cost	4,647	3,417	4,296
Sublease income	(2,982)	(3,044)	(2,520)
Total lease cost (primarily included in net occupancy expense)	$ 45,216	$ 36,384	$ 39,162

The following table presents supplemental cash flow information related to leases for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 43,768	$ 35,173	$ 35,943
Operating cash flows from finance leases	31	92	146
Financing cash flows from finance leases	745	681	612

The following table presents supplemental information related to leases at December 31, 2022 and 2021:

	December 31,	
	2022	2021
Weighted-average remaining lease term	(in thousands)	
Operating leases	10.8 years	11.7 years
Finance leases	2.3 years	1.0 year
Weighted-average discount rate		
Operating leases	3.29 %	3.28 %
Finance leases	1.39 %	7.24 %

The following table presents a maturity analysis of lessor and lessee arrangements outstanding as of December 31, 2022:

	Lessor	Lessee	
	Direct Financing and Sales-Type Leases	Operating Leases	Finance Leases
	(in thousands)		
2023	$ 266,610	$ 45,626	$ 18
2024	233,309	44,370	7
2025	187,165	42,699	6
2026	138,599	43,675	2
2027	73,882	38,398	1
Thereafter	43,270	217,732	—
Total lease payments	942,835	432,500	34
Less: present value discount	(78,996)	(73,649)	(1)
Total	$ 863,839	$ 358,851	$ 33

The total net investment in direct financing and sales-type leases was $863.8 million and $747.8 million at December 31, 2022 and 2021, respectively, comprised of $859.3 million and $745.2 million in lease receivables and $4.5 million and $2.6 million in unguaranteed residuals, respectively. Total lease income was $34.4 million, $28.1 million and $25.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

PREMISES AND EQUIPMENT, NET (Note 7)

At December 31, 2022 and 2021, premises and equipment, net consisted of:

	2022	2021
	(in thousands)	
Land	$ 84,594	$ 89,444
Buildings	206,604	212,658
Leasehold improvements	123,278	92,186
Furniture and equipment	351,290	312,693
Total premises and equipment	765,766	706,981
Accumulated depreciation and amortization	(407,210)	(380,675)
Total premises and equipment, net	$ 358,556	$ 326,306

Depreciation and amortization of premises and equipment included in net occupancy expense for the years ended December 31, 2022, 2021 and 2020 was approximately $41.2 million, $28.8 million, and $30.6 million, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS (Note 8)

The changes in the carrying amount of goodwill as allocated to our business segments, or reporting units thereof, for goodwill impairment analysis were:

	Business Segment / Reporting Unit*			
	Wealth Management	Consumer Lending	Commercial Lending	Total
	(in thousands)			
Balance at December 31, 2020	$ 25,754	$ 221,311	$ 1,135,377	$ 1,382,442
Goodwill from business combinations	13,097	1,079	62,390	76,566
Balance at December 31, 2021	$ 38,851	$ 222,390	$ 1,197,767	$ 1,459,008
Goodwill from business combinations	10,916	62,483	336,529	409,928
Balance at December 31, 2022	$ 49,767	$ 284,873	$ 1,534,296	$ 1,868,936

---

* Valley's Wealth Management and Insurance Division is comprised of trust, asset management, insurance and tax credit advisory services. This reporting unit is included in the Consumer Banking segment for financial reporting purposes.

During the second quarter 2022, Valley performed the annual goodwill impairment test at its normal assessment date. There was no impairment of goodwill recognized during the years ended December 31, 2022, 2021 and 2020.

As discussed in Note 21, Valley made changes to its operating structure and strategy during the second quarter 2022 (and subsequent to the annual goodwill impairment test), which resulted in changes in its operating segments and reporting units to reflect how the CEO, who is the chief operating decision maker, intends to manage Valley, allocate resources and measure performance. Goodwill balances were reallocated across the new operating segments and reporting units (as reflected in the table above) based on their relative fair values using the valuation performed during the second quarter 2022.

The goodwill from business combinations set forth in the table above during 2022 related to the acquisitions of Bank Leumi USA and Landmark totaled $400.6 million and $4.4 million, respectively. The goodwill from Landmark transaction was allocated entirely to the Wealth Management reporting unit during the year ended December 31, 2022. Valley also recorded $5.0 million of additional goodwill during 2022 reflecting an adjustment to the deferred tax assets acquired from Westchester as of the acquisition date.

The goodwill from business combinations set forth in the table above during 2021 related to the Westchester and DV acquisitions and totaled $63.5 million and $13.1 million, respectively. Goodwill resulting from the DV acquisition was allocated entirely to the Wealth Management reporting unit. See Note 2 for further details related to acquisitions.

The following tables summarize other intangible assets as of December 31, 2022 and 2021:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
	(in thousands)		
December 31, 2022			
Loan servicing rights	$ 119,943	$ (96,136)	$ 23,807
Core deposits	223,670	(92,486)	131,184
Other	51,299	(8,834)	42,465
Total other intangible assets	$ 394,912	$ (197,456)	$ 197,456
December 31, 2021			
Loan servicing rights	$ 114,636	$ (90,951)	$ 23,685
Core deposits	109,290	(65,488)	43,802
Other	6,092	(3,193)	2,899
Total other intangible assets	$ 230,018	$ (159,632)	$ 70,386

Core deposits are amortized using an accelerated method over a period of 10.0 years. Valley recorded $114.4 million of core deposit intangibles resulting from the Bank Leumi USA acquisition.

The line item labeled "Other" included in the table above primarily consists of customer lists, certain financial asset servicing contracts and covenants not to compete, which are amortized over their expected lives generally using a straight-line method and have a weighted average amortization period of 13.4 years. Valley recorded $39.0 million and $6.2 million of other intangible assets resulting from the Bank Leumi USA and Landmark acquisitions, respectively, during year ended December 31, 2022.

Valley evaluates core deposits and other intangibles for impairment when an indication of impairment exists. No impairment was recognized during the years ended December 31, 2022, 2021 and 2020.

The following table summarizes the change in loan servicing rights during the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(in thousands)		
Loan servicing rights:			
Balance at beginning of year	$ 23,685	$ 22,810	$ 24,732
Origination of loan servicing rights	5,307	11,486	8,322
Amortization expense	(5,185)	(10,611)	(10,244)
Balance at end of year	$ 23,807	$ 23,685	$ 22,810
Valuation allowance:			
Balance at beginning of year	$ —	$ (865)	$ (47)
Impairment adjustment	—	865	(818)
Balance at end of year	$ —	$ —	$ (865)
Balance at end of year, net of valuation allowance	$ 23,807	$ 23,685	$ 21,945

Loan servicing rights are accounted for using the amortization method. There was no net impairment recognized during December 31, 2022. As shown in the above table, Valley recorded net recoveries of impairment charges totaling $865 thousand for the year ended December 31, 2021 and net impairment charges on its loan servicing rights totaling $818 thousand for the year ended December 31, 2020.

The Bank is a servicer of residential mortgage loan portfolios, and it is compensated for loan administrative services performed for mortgage servicing rights of loans originated and sold by the Bank, and to a lesser extent, purchased mortgage servicing rights. The aggregate principal balances of residential mortgage loans serviced by the Bank for others approximated $3.5 billion, $3.6 billion and $3.5 billion at December 31, 2022, 2021 and 2020, respectively. The outstanding balance of loans serviced for others is not included in the consolidated statements of financial condition.

Valley recognized amortization expense on other intangible assets, including net (recoveries of) impairment charges on loan servicing rights (reflected in the table above), of $37.8 million, $21.8 million and $24.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table presents the estimated amortization expense of other intangible assets over the next five-year period:

Year	Loan Servicing Rights	Core Deposits	Other
	(in thousands)		
2023	$ 3,182	$ 28,746	$ 6,522
2024	2,804	24,897	5,951
2025	2,461	21,048	5,380
2026	2,148	17,223	4,805
2027	1,869	13,544	4,205

DEPOSITS (Note 9)

Included in time deposits are certificates of deposit over $250 thousand totaling $1.8 billion and $861.5 million at December 31, 2022 and 2021, respectively. Interest expense on time deposits of $250 thousand or more totaled approximately $3.4 million, $1.1 million and $4.5 million in 2022, 2021 and 2020, respectively.

The scheduled maturities of time deposits as of December 31, 2022 were as follows:

Year	Amount
	(in thousands)
2023	$ 7,187,385
2024	2,168,998
2025	58,251
2026	56,456
2027	52,564
Thereafter	32,803
Total time deposits	$ 9,556,457

Deposits from certain directors, executive officers and their affiliates totaled $101.1 million and $92.3 million at December 31, 2022 and 2021, respectively.

BORROWED FUNDS (Note 10)

Short-Term Borrowings

Short-term borrowings at December 31, 2022 and 2021 consisted of the following:

	2022	2021
FHLB advances	$ 24,035	$ 500,000
Securities sold under agreements to repurchase	114,694	155,726
Total short-term borrowings	$ 138,729	$ 655,726

The weighted average interest rate for short-term FHLB advances was 1.60 percent and 0.37 percent at December 31, 2022 and 2021, respectively. The interest payments on the FHLB advances totaling $500 million at December 31, 2021 were hedged with interest rate swaps that expired during 2022. See Note 15 for details on our derivative hedging activities.

Long-Term Borrowings

Long-term borrowings at December 31, 2022 and 2021 consisted of the following:

	2022	2021
FHLB advances, net [1]	$ 788,419	$ 789,033
Subordinated debt, net [2]	754,639	634,643
Total long-term borrowings	$ 1,543,058	$ 1,423,676

---

[1] FHLB advances are presented net of unamortized premiums totaling $419 thousand and $1.0 million at December 31, 2022 and 2021, respectively.

[2] Subordinated debt is presented net of unamortized debt issuance costs totaling $6.9 million and $5.8 million at December 31, 2022 and 2021, respectively.

FHLB Advances. Long-term FHLB advances had a weighted average interest rate of 1.88 percent at December 31, 2022 and 2021. FHLB advances are secured by pledges of certain eligible collateral, including but not limited to, U.S. government and agency mortgage-backed securities and a blanket assignment of qualifying first lien mortgage loans, consisting of both residential mortgage and commercial real estate loans.

In June 2021, Valley prepaid $247.5 million of long-term FHLB advances with maturities scheduled through 2025 and a weighted average effective interest rate of 1.82 percent. The transactions were funded with excess cash liquidity and accounted for as an early debt extinguishment resulting in a loss of $8.4 million reported within non-interest expense for the year ended December 31, 2021.

Long-Term Borrowings

The long-term FHLB advances at December 31, 2022 are scheduled for contractual balance repayments as follows:

Year	Amount
	(in thousands)
2023	$ 350,000
2024	165,000
2025	273,000
Total long-term FHLB advances	$ 788,000

There are no FHLB advances with scheduled repayments in years 2024 and thereafter, reported in the table above, which are callable for early redemption by the FHLB during 2023.

Subordinated Debt. At December 31, 2022, Valley had the following subordinated debt outstanding by its maturity date:

- $125 million of 5.125 percent subordinated notes issued in September 2013 and due September 27, 2023 with no call dates or prepayments allowed, unless certain conditions exist. Interest on the subordinated debentures is payable semi-annually in arrears on March 27 and September 27 of each year. In conjunction with the issuance, Valley entered into an interest rate swap transaction used to hedge the change in the fair value of the subordinated notes. In August 2016, the fair value interest rate swap with a notional amount of $125 million was terminated resulting in an adjusted fixed annual interest rate of 3.32 percent on the subordinated notes, after amortization of the derivative valuation adjustment recorded at the termination date. The subordinated notes had a net carrying value of $126.6 million and $128.6 million at December 31, 2022 and 2021, respectively.

- $100 million of 4.55 percent subordinated debentures (notes) issued in June 2015 and due June 30, 2025 with no call dates or prepayments allowed unless certain conditions exist. Interest on the subordinated notes is payable semi-annually in arrears on June 30 and December 30 of each year. The subordinated notes had a net carrying value of $99.7 million and $99.6 million at December 31, 2022 and 2021, respectively.

- $115 million of 5.25 percent Fixed-to-Floating Rate subordinated notes issued in June 2020 and due June 15, 2030 callable in whole or in part on or after June 15, 2025 or upon the occurrence of certain events. Interest on the subordinated notes during the initial five-year term through June 15, 2025 is payable semi-annually on June 15 and December 15. Thereafter, interest is expected to be set based on three-month Term SOFR plus 514 basis points and paid quarterly through maturity of the notes. The subordinated notes had a net carrying value of $113.6 million and $113.4 million at December 31, 2022 and 2021, respectively.

- $300 million of 3.00 percent Fixed-to-Floating Rate subordinated notes issued in May 2021 and due June 15, 2031. The subordinated notes are callable in whole or in part on or after June 15, 2026 or upon the occurrence of certain events. Interest on the subordinated notes during the initial five-year term through June 15, 2026 is payable semi-annually on June 15 and December 15. Thereafter, interest is expected to be set based on three-month Term SOFR plus 236 basis points and paid quarterly through maturity of the notes. The subordinated notes had a carrying value of $267.1 million and $293.0 million, net of unamortized debt issuance costs and fair value of hedging adjustment at December 31, 2022 and 2021, respectively. During June 2021, Valley entered into an interest rate swap transaction used to hedge the change in the fair value of the $300 million in subordinated notes. See Note 15 for additional details.

- $150 million of 6.25 percent fixed-to-floating rate subordinated notes issued on September 20, 2022 and due September 30, 2032. Interest on the subordinated notes during the initial five year term through September 30, 2027, is payable semi-annually in arrears on March 30 and September 30, commencing on March 30, 2023. Thereafter, interest will be set based on three-month Term SOFR plus 278 basis points and paid quarterly through maturity of the notes. The subordinated notes had a net carrying value of $147.6 million at December 31, 2022.

On April 1, 2021, Valley redeemed, at par value, $60 million of its callable 6.25 percent subordinated notes originally due April 1, 2026. No gain or loss was incurred on this transaction.

Pledged Securities. The fair value of securities pledged to secure public deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law approximated $1.1 billion and $1.7 billion for December 31, 2022 and 2021, respectively.

JUNIOR SUBORDINATED DEBENTURES ISSUED TO CAPITAL TRUSTS (Note 11)

All of the statutory trusts presented in the table below were acquired in bank acquisitions. These trusts were established for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trust to purchase an equivalent amount of junior subordinated debentures issued by the acquired bank, and now assumed by Valley. The junior subordinated debentures, the sole assets of the trusts, are unsecured obligations of Valley, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Valley. Valley does not consolidate its capital trusts based on U.S. GAAP but wholly owns all of the common securities of each trust.

The table below summarizes the outstanding callable junior subordinated debentures and the related trust preferred securities issued by each trust as of December 31, 2022 and 2021:

	GCB Capital Trust III	State Bancorp Capital Trust I	State Bancorp Capital Trust II	Aliant Statutory Trust II
	($ in thousands)			
Junior Subordinated Debentures:				
December 31, 2022				
Carrying value [1]	$ 24,743	$ 9,325	$ 8,860	$ 13,832
Contractual principal balance	24,743	10,310	10,310	15,464
December 31, 2021				
Carrying value [1]	$ 24,743	$ 9,225	$ 8,730	$ 13,715
Contractual principal balance	24,743	10,310	10,310	15,464
Annual interest rate	3-mo. LIBOR+1.4%	3-mo. LIBOR+3.45%	3-mo. LIBOR+2.85%	3-mo. LIBOR+1.8%
Stated maturity date	July 30, 2037	November 7, 2032	January 23, 2034	December 15, 2036
Trust Preferred Securities:				
December 31, 2022 and 2021				
Face value	$ 24,000	$ 10,000	$ 10,000	$ 15,000
Annual distribution rate	3-mo. LIBOR+1.4%	3-mo. LIBOR+3.45%	3-mo. LIBOR+2.85%	3-mo. LIBOR+1.8%
Issuance date	July 2, 2007	October 29, 2002	December 19, 2003	December 14, 2006
Distribution dates [2]	Quarterly	Quarterly	Quarterly	Quarterly

[1] The carrying values include unamortized purchase accounting adjustments at December 31, 2022 and 2021.
[2] All cash distributions are cumulative.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at the stated maturity date or upon early redemption. The trusts' ability to pay amounts due on the trust preferred securities is solely dependent upon Valley making payments on the related junior subordinated debentures. Valley's obligation under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitutes a full and unconditional guarantee by Valley of the trusts' obligations under the trust preferred securities issued. Under the junior subordinated debenture agreements, Valley has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity dates in the table above. Currently, Valley has no intention to exercise its right to defer interest payments on the debentures.

The trust preferred securities are included in Valley's total risk-based capital (as Tier 2 capital) for regulatory purposes at December 31, 2022 and 2021.

BENEFIT PLANS (Note 12)

Defined Benefit Pension and Postretirement Benefit Plans

The Bank had offered a qualified non-contributory defined benefit plan and non-qualified supplement retirement plan to eligible employees and key executives who met certain age and service requirements, as well as a non-qualified directors' retirement plan. The qualified and non-qualified plans were frozen effective December 31, 2013. Consequently, participants in each plan will not accrue further benefits and their pension benefits were immediately vested and determined based on their compensation and service as of December 31, 2013.

On April 1, 2022, Valley assumed a qualified non-contributory defined benefit pension plan (frozen to both benefits and new participants) covering certain former employees of Bank Leumi USA. Valley also assumed other post-employment medical and life insurance benefit (OPEB) plans from Bank Leumi USA covering certain retired employees. The OPEB plans are active, but closed to new participants.

Collectively, all qualified and non-qualified plans are referred to as the "Pension" in the tables below unless indicated otherwise.

The following table sets forth the change in the projected benefit obligation, the change in fair value of plan assets and the funded status and amounts recognized in Valley's consolidated financial statements for the Pension and OPEB plans at December 31, 2022 and 2021, if applicable:

	Pension		OPEB
	2022	2021	2022
	(in thousands)		
Change in projected benefit obligation:			
Projected benefit obligation at beginning of year	$ 180,204	$ 190,849	$ —
Acquisition [1]	49,008	—	7,445
Interest cost	5,373	3,510	174
Actuarial loss	(48,109)	(5,418)	(975)
Benefits paid	(10,980)	(8,737)	(663)
Projected benefit obligation at end of year	$ 175,496	$ 180,204	$ 5,981
Change in fair value of plan assets:			
Fair value of plan assets at beginning of year	$ 278,420	$ 260,651	$ —
Acquisition	53,433	—	—
Actual return on plan assets	(47,029)	25,057	—
Employer contributions	1,562	1,449	663
Benefits paid	(10,980)	(8,737)	(663)
Fair value of plan assets at end of year [2]	$ 275,406	$ 278,420	$ —
Funded status of the plan			
Assets (liabilities) recognized	$ 99,910	$ 98,216	$ (5,981)
Accumulated benefit obligation	175,496	180,204	$ 5,981

[1] Beginning balances of the Pension and OPEB plans assumed from Bank Leumi USA are presented as of April 1, 2022, based on the actuarial valuation by the plan administrator.

[2] Pension includes accrued interest receivable of $710 thousand and $783 thousand as of December 31, 2022 and 2021, respectively.

Amounts recognized as a component of accumulated other comprehensive loss at end of year that have not been recognized as a component of the net periodic pension expense for Valley's Pension and OPEB plans are presented in the following table:

	Pension		OPEB
	2022	2021	2022
	(in thousands)		
Net actuarial loss (gain)	$ 53,400	$ 34,623	$ (881)
Prior service cost	251	286	—
Deferred (benefit) tax expense	(15,116)	(9,703)	249
Total	$ 38,535	$ 25,206	$ (632)

The non-qualified plans presented within Pension in the tables above had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets as follows:

	2022	2021
	(in thousands)	
Projected benefit obligation	$ 14,899	$ 18,911
Accumulated benefit obligation	14,899	18,911
Fair value of plan assets	—	—

In determining the discount rate assumptions, management looks to current rates on fixed-income corporate debt securities that receive a rating of AA or higher from either Moody's or S&P with durations equal to the expected benefit payments streams required of each plan. The weighted average discount rate used in determining the actuarial present value of benefit obligations for the Pension plans was 5.31 percent and 2.87 percent as of December 31, 2022 and 2021, respectively, and 5.29 percent for the OPEB plans as of December 31, 2022.

The net periodic benefit (income) cost for the Pension and OPEB plans were reported within other non-interest expense included the following components for the years ended December 31, 2022, 2021 and 2020:

	Pension			OPEB
	2022	2021	2020	2022
	(in thousands)			
Interest cost	$ 5,373	$ 3,510	$ 4,941	174
Expected return on plan assets	(20,858)	(16,364)	(17,200)	—
Amortization of net loss (gain)	1,000	1,538	1,003	(95)
Amortization of prior service cost	135	135	135	—
Net periodic benefit (income) cost	$ (14,350)	$ (11,181)	$ (11,121)	$ 79

Valley estimated the interest cost component of net periodic benefit (income) cost (as shown in the table above) using a spot rate approach for the plans by applying the specific spot rates along the yield curve to the relevant projected cash flows. Valley believes this provides a better estimate of interest costs than a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the applicable period.

Other changes in plan assets and benefit obligations recognized in other comprehensive loss for the years ended December 31, 2022 and 2021 were as follows:

	Pension		OPEB
	2022	2021	2022
	(in thousands)		
Net actuarial loss (gain)	$ 19,777	$ (14,111)	$ (976)
Amortization of prior service cost	(135)	(135)	—
Amortization of actuarial (loss) gain	(1,000)	(1,538)	95
Total recognized in other comprehensive loss	$ 18,642	$ (15,784)	$ (881)
Total recognized in net periodic benefit (income) cost and other comprehensive loss (before tax)	$ 4,292	$ (26,965)	$ (802)

The benefit payments, which reflect expected future service, as appropriate, expected to be paid in future years are presented in the following table:

Year	Pension	OPEB
	(in thousands)	
2023	$ 9,362	$ 533
2024	9,547	461
2025	9,778	421
2026	10,075	390
2027	10,179	383
Thereafter	49,889	1,784

The weighted average assumptions used to determine net periodic benefit (income) cost for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Pension			OPEB
	2022	2021	2020	2022
Discount rate - projected benefit obligation	2.85 %	2.50 %	3.29 %	2.85 %
Discount rate - service cost	N/A	N/A	N/A	2.85 %
Discount rate - interest cost	2.49 %	1.88 %	2.62 %	2.85 %
Expected long-term return on plan assets	6.79 %	6.75 %	7.50 %	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A
Assumed healthcare cost trend rate *	N/A	N/A	N/A	5.75 %

---

* The assumed healthcare cost trend rate used to measure the expected cost of benefits covered by the OPEB plans for 2023 is 5.75 percent. The rate to which the healthcare cost trend rate is assumed to decline (ultimate trend rate) along with the year that the ultimate trend rate will be reached is 4.50 percent in 2028.

The expected long-term rate of return on plans assets is the average rate of return expected to be realized on funds invested or expected to be invested to provide for the benefits included in the benefit obligation. The expected long-term rate of return on plans assets is established at the beginning of the year based upon historical and projected returns for each asset category. The expected rate of return on plan assets assumption is based on the concept that it is a long-term assumption independent of the current economic environment and changes would be made in the expected return only when long-term inflation expectations change, asset allocations change materially or when asset class returns are expected to change for the long-term.

In accordance with Section 402 (c) of ERISA, the investment management advisory firm and individual asset managers, if applicable, of both defined benefit pension plans are granted full discretion to buy, sell, invest and reinvest the portions of the portfolio assigned to them consistent with the Bank's Pension Committee's policy and guidelines. The target asset allocation set for the plans are an approximate equal weighting of 50 percent fixed income securities and 50 percent equity securities. Although much depends upon market conditions, the absolute investment objective for the equity portion is to earn at least a mid-to-high single digit return, after adjustment by the Consumer Price Index (CPI), over rolling five-year periods. Relative performance should be above the median of a suitable grouping of other equity portfolios and a suitable index over rolling three-year periods. For the fixed income portion, the absolute objective is to earn a positive annual real return, after adjustment by the CPI, over rolling five-year periods. Relative performance should be better than the median performance of bonds when judged against a suitable index of other fixed income portfolios and above the Merrill Lynch Intermediate Government/Corporate Index over rolling three-year periods. Cash equivalents will be invested in money market funds or in other high quality instruments approved by the Trustees of the qualified plan.

The risk exposure of the qualified plan assets is managed by the Bank's Pension Committee and diversification of the investments into various investment options, including plan assets managed by several asset managers. The Pension Committee engages an investment management advisory firm that regularly monitors the performance of the plan assets and the individual asset managers to ensure they are compliant with the policies adopted by the Pension Trustees. If the risk profile and overall return of assets managed are not in line with the risk objectives or expected return benchmarks for the qualified plan, the advisory firm may recommend the termination of an asset manager to the Pension Committee. In general, the plan assets of the qualified plan are investment securities that are well-diversified in terms of industry, capitalization and asset class.

The following table presents the weighted-average asset allocations by asset category for the defined benefit pension plans that are measured at fair value by level within the fair value hierarchy. See Note 3 for further details regarding the fair value hierarchy.

	% of Total Investments	December 31, 2022	Fair Value Measurements at Reporting Date Using:		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			($ in thousands)		
Assets:					
Investments:					
Mutual funds	30 %	$ 78,712	$ 78,712	$ —	$ —
U.S. Treasury securities	20	57,587	57,587	—	—
Equity securities	20	55,157	55,157	—	—
Corporate bonds	17	46,839	—	46,839	—
Commingled fund	9	23,395	—	23,395	—
U.S. government agency securities	3	9,271	—	9,271	—
Cash and money market funds	1	3,735	3,735	—	—
Total investments	100 %	$ 274,696	$ 195,191	$ 79,505	$ —

	% of Total Investments	December 31, 2021	Fair Value Measurements at Reporting Date Using:		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			($ in thousands)		
Assets:					
Investments:					
Mutual funds	28 %	$ 79,462	$ 79,462	$ —	$ —
U.S. Treasury securities	22	59,931	59,931	—	—
Equity securities	21	57,987	57,987	—	—
Corporate bonds	23	64,715	—	64,715	—
U.S. government agency securities	4	10,590	—	10,590	—
Cash and money market funds	2	4,952	4,952	—	—
Total investments	100 %	$ 277,637	$ 202,332	$ 75,305	$ —

The following is a description of the valuation methodologies used for assets measured at fair value:

Equity securities, U.S. Treasury securities and cash and money market funds are valued at fair value in the tables above utilizing exchange quoted prices in active markets for identical instruments (Level 1 inputs). Mutual funds are measured at their respective net asset values, which represent fair values of the securities held in the funds based on exchange quoted prices available in active markets (Level 1 inputs).

Corporate bonds and U.S. government agency securities are reported at fair value utilizing Level 2 inputs. The prices for these investments are derived from market quotations and matrix pricing obtained through an independent pricing service. Such fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Commingled funds are valued based on the NAV as reported by the trustee of the funds. The funds' underlying investments, which primarily comprise fixed-income debt securities and open-end mutual funds, are valued using quoted market prices in active markets or unobservable inputs for similar assets. Therefore, commingled funds are classified as Level 2 within the fair value hierarchy. Transactions may occur daily within the fund.

Based upon actuarial estimates, Valley does not expect to make any contributions to the defined benefit pension plans. Funding requirements for subsequent years are uncertain and will significantly depend on whether the plans' actuary changes any assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plans, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes, Valley may increase, accelerate, decrease or delay contributions to the plans to the extent permitted by law.

Other Non-Qualified Plans

Valley maintains separate non-qualified plans for former directors and senior management of Merchants Bank of New York acquired in January of 2001. At December 31, 2022 and 2021, the remaining obligations under these plans were $1.1 million and $1.3 million, respectively, of which $297 thousand and $348 thousand, respectively, were funded by Valley. As of December 31, 2022 and 2021, all of the obligations were included in other liabilities and $585 thousand (net of a $231 thousand tax benefit) and $660 thousand (net of a $257 thousand tax benefit), respectively, were recorded in accumulated other comprehensive loss. The $817 thousand in accumulated other comprehensive loss will be reclassified to expense on a straight-line basis over the remaining benefit periods of these non-qualified plans.

Valley assumed, in the Oritani acquisition on December 1, 2019, certain obligations under non-qualified retirement plans described below:

- Non-qualified benefit equalization pension plan that provided benefits to certain officers who were disallowed certain benefits under former Oritani's qualified pension plan. This plan was terminated on November 30, 2019 and the accrued benefits are payable to plan participants in five equal installments beginning annually on December 1, 2020 through December 1, 2024. The funded obligation under this plan totaled $653 thousand and $979 thousand at December 31, 2022 and 2021, respectively.

- Supplemental Executive Retirement Income Agreement (the SERP) for the former CEO of Oritani. The SERP is a retirement benefit with a minimum payment period of 20 years upon death, disability, normal retirement, early retirement or separation from service after a change in control. Distributions from the plan began on July 1, 2020. The funded obligation under the SERP totaled $12.3 million and $13.9 million at December 31, 2022 and 2021, respectively. Valley recorded net benefit income of $1.8 million and $357 thousand related to the valuation of the SERP for the years ended December 31, 2022 and 2021, respectively, and net benefit expense of $1.5 million for the year ended December 31, 2020.

The above Oritani non-qualified plans are secured by investments in money market mutual funds which are held in a trust and classified as equity securities on the consolidated statements of financial condition at both December 31, 2022 and 2021.

Valley also assumed an Executive Group Life Insurance Replacement ("Split-Dollar") Plan from Oritani. The Split-Dollar plan provides life insurance benefits to certain eligible employees upon death while employed or following termination of employment due to disability, retirement or change in control. Participants in the Split-Dollar plan are entitled to up to two times their base annual salary, as defined by the plan. The accrued liability for the Split-Dollar plan totaled $1.6 million and $1.7 million at December 31, 2022 and 2021, respectively. Valley recorded $121 thousand, $104 thousand and $812 thousand of expenses related to the Split-Dollar plan for the years ended December 31, 2022 , 2021 and 2020 respectively.

Bonus Plan

Valley National Bank and its subsidiaries may award cash incentive and merit bonuses to its officers and employees based upon a percentage of the covered employees' compensation as determined by the achievement of certain performance objectives. Amounts charged to salary expense were $54.6 million, $29.0 million and $25.1 million during 2022, 2021 and 2020, respectively.

Savings and Investment Plan

Valley National Bank maintains a 401(k) plan that covers eligible employees of the Bank and its subsidiaries and allows employees to contribute a percentage of their salary, with the Bank matching a certain percentage of the employee contribution in cash invested in accordance with each participant's investment elections. The Bank recorded $14.0 million, $10.7 million and $10.1 million in expense for contributions to the plan for the years ended December 31, 2022, 2021 and 2020, respectively.

Deferred Compensation Plan

Valley has a non-qualified, unfunded deferred compensation plan maintained for the purpose of providing deferred compensation for selected employees participating in the 401(k) plan whose contributions are limited as a result of the limitations under Section 401(a)(17) of the Internal Revenue Code. Each participant in the plan is permitted to defer per calendar year, up to five percent of the portion of the participant's salary and cash bonus above the limit in effect under the

Company's 401(k) plan and receive employer matching contributions that become fully vested after two years of participation in the plan. Plan participants also receive an annual interest crediting on their balances held as of December 31 each year. Benefits are generally paid to a participant in a single lump sum following the participant's separation from service with Valley. Valley recorded plan expenses of $447 thousand, $415 thousand and $372 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, Valley had an unsecured general liability of $2.5 million and $2.4 million, respectively, included in accrued expenses and other liabilities in connection with this plan.

Stock Based Compensation

On April 19, 2021, Valley's shareholders approved the Valley National Bancorp 2021 Incentive Compensation Plan (the 2021 Plan) administered by the Compensation and Human Capital Management Committee (the Committee) as appointed by Valley's Board of Directors. The purpose of the 2021 Plan is to provide additional incentives to officers and key employees of Valley and its subsidiaries, whose substantial contributions are essential to the continued growth and success of Valley, and to attract and retain officers, other employees and non-employee directors whose efforts will result in the continued and long-term growth of Valley's business. Upon shareholder approval of the 2021 Plan, Valley ceased granting new awards under the Valley National Bancorp 2016 Long-Term Stock Incentive Plan (the 2016 Plan).

Under the 2021 Plan, Valley may issue awards to its officers, employees and non-employee directors in amounts up to 9 million shares of common stock (less one share for every share granted after December 31, 2020 under the 2016 Plan) in the form of stock appreciation rights, both incentive and non-qualified stock options, restricted stock and restricted stock units (RSUs). If after December 31, 2020 any award granted under the 2016 Plan is forfeited, expires, settled for cash, withheld for tax obligations, or otherwise does not result in the issuance of all or a portion of the shares subject to such award, the shares will be added to the 2021 Plan's share reserve. As of December 31, 2022, 5.0 million shares of common stock were available for issuance under the 2021 Plan. The essential features of each award are described in the award agreement relating to that award. The grant, exercise, vesting, settlement or payment of an award may be based upon the fair value of Valley's common stock on the last sale price reported for Valley's common stock on such date or the last sale price reported preceding such date, except for performance-based awards with a market condition. The grant date fair values of performance-based awards that vest based on a market condition are determined by a third-party specialist using a Monte Carlo valuation model.

Valley recorded total stock-based compensation expense of $28.8 million, $20.9 million and $16.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. The stock-based compensation expense for 2022, 2021 and 2020 included $2.3 million, $1.6 million and $1.5 million, respectively, related to stock awards granted to retirement eligible employees. Compensation expense for awards to retirement eligible employees is amortized monthly over a one year required service period after the grant date. The fair values of all other stock awards are expensed over the shorter of the vesting or required service period. As of December 31, 2022, the unrecognized amortization expense for all stock-based compensation totaled approximately $33.6 million and will be recognized over an average remaining vesting period of approximately 1.9 years.

Restricted Stock Units (RSUs). Restricted stock units are awarded as (1) performance-based RSUs and (2) time-based RSUs. Performance based RSUs vest based on (i) growth in tangible book value per share plus dividends and (ii) total shareholder return as compared to our peer group. The performance based RSUs "cliff" vest after three years based on the cumulative performance of Valley during that time period. Generally, time-based RSUs vest ratably one-third each year over a three-year vesting period. The RSUs earn dividend equivalents (equal to cash dividends paid on Valley's common share) over the applicable performance or service period. Dividend equivalents, per the terms of the agreements, are accumulated and paid to the grantee at the vesting date, or forfeited if the applicable performance or service conditions are not met. The grant date fair value of the performance-based RSUs was $14.72, $12.36 and $10.99 per share for the years ended December 31, 2022, 2021, and 2020, respectively. The grant date fair value of time-based RSUs was $13.22, $12.01 and $10.29 for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table sets forth the changes in RSUs outstanding for the years ended December 31, 2022, 2021 and 2020:

| | Restricted Stock Units Outstanding | | |
	2022	**2021**	**2020**
Outstanding at beginning of year	3,889,756	3,228,659	2,158,255
Granted	3,426,181	1,999,376	2,030,026
Vested	(1,833,739)	(1,239,797)	(879,085)
Forfeited	(285,589)	(98,482)	(80,537)
Outstanding at end of year	5,196,609	3,889,756	3,228,659

Restricted Stock. Restricted stock is awarded to key employees providing for the immediate award of our common stock subject to certain vesting and restrictions under the 2016 Plan. Compensation expense is measured based on the grant-date fair value of the shares.

The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2022, 2021 and 2020:

	Restricted Stock Awards Outstanding		
	2022	**2021**	**2020**
Outstanding at beginning of year	213,908	413,701	1,058,681
Vested	(208,663)	(191,104)	(610,607)
Forfeited	—	(8,689)	(34,373)
Outstanding at end of year	5,245	213,908	413,701

Stock Options. The fair value of each option granted on the date of grant is estimated using a binomial option pricing model. The fair values are estimated using assumptions for dividend yield based on the annual dividend rate; the stock volatility, based on Valley's historical and implied stock price volatility; the risk-free interest rates, based on the U.S. Treasury constant maturity bonds, in effect on the actual grant dates, with a remaining term approximating the expected term of the options; and expected exercise term calculated based on Valley's historical exercise experience.

On April 1, 2022, Valley issued replacement options for the pre-existing and fully vested stock awards consisting of Bank Leumi USA options for 2.7 million shares of Valley common stock at a weighted average exercise price of $8.47. The stock plan under which the original Bank Leumi stock awards were issued is no longer active at the acquisition date.

The following table summarizes stock options activity as of December 31, 2022, 2021 and 2020 and changes during the years ended on those dates:

	2022		2021		2020	
Stock Options	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	217,555	$ 7	2,986,347	$ 7	3,453,516	$ 8
Acquired in business combinations	2,726,113	8	—	—	—	—
Exercised	(16,637)	6	(2,768,792)	7	(249,308)	8
Forfeited or expired	—	—	—	—	(217,861)	11
Outstanding at end of year	2,927,031	8	217,555	7	2,986,347	7
Exercisable at year-end	2,927,031	8	217,555	7	2,986,347	7

The following table summarizes information about stock options outstanding and exercisable at December 31, 2022:

Options Outstanding and Exercisable			
Range of Exercise Prices	**Number of Options**	**Weighted Average Remaining Contractual Life in Years**	**Weighted Average Exercise Price**
$4-6	48,452	3.2	$ 6
6-8	94,866	4.2	7
8-10	2,758,113	2.9	8
10-12	25,600	5.7	10
	2,927,031	3.0	8

INCOME TAXES (Note 13)

Income tax expense for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
	(in thousands)		
Current expense:			
Federal	$ 132,060	$ 92,823	$ 96,057
State	72,271	47,249	48,463
	204,331	140,072	144,520
Deferred expense (benefit):			
Federal	7,263	19,709	(3,109)
State	222	7,118	(1,951)
	7,485	26,827	(5,060)
Total income tax expense	$ 211,816	$ 166,899	$ 139,460

The tax effects of temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	2022	2021
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 133,459	$ 102,704
Employee benefits	39,917	22,587
Investment securities	48,598	—
Net operating loss carryforwards	13,904	15,859
Purchase accounting	66,487	8,971
Other	12,995	11,689
Total deferred tax assets	315,360	161,810
Deferred tax liabilities:		
Pension plans	30,474	30,119
Depreciation	16,625	10,343
Investment securities	—	3,728
Other investments	8,838	12,069
Core deposit intangibles	36,189	11,888
Other	27,235	14,133
Total deferred tax liabilities	119,361	82,280
Valuation Allowance	1,642	916
Net deferred tax asset (included in other assets)	$ 194,357	$ 78,614

Valley's federal net operating loss carryforwards totaled approximately $47.9 million at December 31, 2022 and expire during the period from 2029 through 2034. State net operating loss carryforwards totaled approximately $80.2 million, net of a valuation allowance of $916 thousand at December 31, 2022, and expire during the period from 2029 through 2038.

Valley's capital loss carryforwards totaled $2.7 million at December 31, 2022. These capital losses expire at the end of 2023. It is unlikely Valley will recognize the benefit of the deferred tax asset and therefore a full valuation allowance was established against the capital loss carryforward of $726 thousand during 2022.

Based upon taxes paid and projections of future taxable income over the periods in which the net deferred tax assets are deductible, management believes that it is more likely than not that Valley will realize the benefits of these deductible differences and loss carryforwards.

Reconciliation between the reported income tax expense and the amount computed by multiplying consolidated income before taxes by the statutory federal income tax rate of 21 percent for the years ended December 31, 2022, 2021, and 2020 were as follows:

	2022	2021	2020
	(in thousands)		
Federal income tax at expected statutory rate	$ 163,940	$ 134,556	$ 111,314
Increase (decrease) due to:			
State income tax expense, net of federal tax effect	57,276	42,950	36,744
Tax-exempt interest, net of interest incurred to carry tax-exempt securities	(2,696)	(2,298)	(2,786)
Bank owned life insurance	(1,597)	(1,759)	(2,026)
Tax credits from securities and other investments	(12,872)	(9,942)	(10,071)
Non-deductible FDIC insurance premiums	4,796	2,457	3,283
Other, net	2,969	935	3,002
Income tax expense	$ 211,816	$ 166,899	$ 139,460

We invest in certain tax-advantaged investments that support qualified affordable housing projects, community development, and prior to 2019, renewable energy resources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. Third parties perform diligence on these investments for us on which we rely both at inception and on an on-going basis. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, may fail to meet certain government compliance requirements and may not be able to be realized.

We previously invested in mobile solar generators sold and leased back by DC Solar and its affiliates (DC Solar). DC Solar had its assets frozen in December 2018 by the U.S. Department of Justice. DC Solar and related entities are in Chapter 7 bankruptcy. A group of investors who purchased mobile solar generators from, and leased them back to, DC Solar, including us received tax credits for making these renewable resource investments. During the fourth quarter 2019, several of the co-conspirators pleaded guilty to fraud in the on-going federal investigation. Based upon this information, Valley deemed that its tax positions related to the DC Solar funds did not meet the more likely than not recognition threshold in Valley's tax reserve assessment at December 31, 2019. The principals pled guilty to fraud in early 2020.

As of December 31, 2022, 2021, and 2020, Valley believes that it was fully reserved for the renewable energy tax credits and other tax benefits previously recognized from the investments in the DC Solar funds plus interest. Valley will continue to evaluate all its existing tax positions, however, cannot provide assurance that it will not recognize additional tax provisions related to this uncertain tax liability in the future.

A reconciliation of Valley's reserve for uncertain tax liability positions for 2022, 2021 and 2020 is presented in the table below:

	2022	2021	2020
	(in thousands)		
Beginning balance	$ 30,359	$ 31,918	$ 31,918
Settlements with taxing authorities	—	(1,559)	—
Ending balance	$ 30,359	$ 30,359	$ 31,918

The entire balance of unrecognized tax benefits, if recognized, would favorably affect Valley's effective income tax rate. It is reasonably possible that the liability for unrecognized tax benefits could increase or decrease in the next 12 months due to completion of tax authorities' exams or the expiration of statutes of limitations. Management estimates that the liability for unrecognized tax benefits could decrease by $30.4 million within the next 12 months. Valley's policy is to report interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Valley had accrued liabilities of approximately $10.5 million, $8.7 million and $7.6 million at December 31, 2022, 2021 and 2020, respectively, for interest expense associated with Valley's uncertain tax positions at the respective period ends.

Valley monitors its tax positions for the underlying facts, circumstances, and information available including the federal investigation of DC Solar and changes in tax laws, case law, and regulations that may necessitate subsequent de-recognition of previous tax benefits.

Valley files income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, Valley is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2018. Valley is under examination by the IRS and also under routine examination by various state jurisdictions, and we expect the examinations to be completed within the next 12 months. Valley has considered, for all open audits, any potential adjustments in establishing our reserve for unrecognized tax benefits as of December 31, 2022.

TAX CREDIT INVESTMENTS (Note 14)

Valley's tax credit investments are primarily related to investments promoting qualified affordable housing projects, and other investments related to community development and renewable energy sources. Some of these tax-advantaged investments support Valley's regulatory compliance with the Community Reinvestment Act. Valley's investments in these entities generate a return primarily through the realization of federal income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits and deductions are recognized as a reduction of income tax expense.

Valley's tax credit investments are carried in other assets on the consolidated statements of financial condition. Valley's unfunded capital and other commitments related to the tax credit investments are carried in accrued expenses and other liabilities on the consolidated statements of financial condition. Valley recognizes amortization of tax credit investments, including impairment losses, within non-interest expense in the consolidated statements of income using the equity method of accounting. After initial measurement, the carrying amounts of tax credit investments with non-readily determinable fair values are increased to reflect Valley's share of income of the investee and are reduced to reflect its share of losses of the investee, dividends received and impairments, if applicable. See the "Impairment Analysis" section below.

The following table presents the balances of Valley's affordable housing tax credit investments, other tax credit investments, and related unfunded commitments at December 31, 2022 and 2021:

	December 31,	
	2022	2021
	(in thousands)	
Other Assets:		
Affordable housing tax credit investments, net	$ 24,198	$ 15,343
Other tax credit investments, net	56,551	57,006
Total tax credit investments, net	$ 80,749	$ 72,349
Other Liabilities:		
Unfunded affordable housing tax credit commitments	$ 1,338	$ 1,360
Total unfunded tax credit commitments	$ 1,338	$ 1,360

The following table presents other information relating to Valley's affordable housing tax credit investments and other tax credit investments for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	(in thousands)		
Components of Income Tax Expense:			
Affordable housing tax credits and other tax benefits	$ 4,748	$ 3,525	$ 5,414
Other tax credit investment credits and tax benefits	11,617	9,320	8,065
Total reduction in income tax expense	$ 16,365	$ 12,845	$ 13,479
Amortization of Tax Credit Investments:			
Affordable housing tax credit investment losses	$ 2,311	$ 1,895	$ 2,714
Affordable housing tax credit investment impairment losses	1,187	1,416	2,209
Other tax credit investment losses	1,254	811	2,234
Other tax credit investment impairment losses	7,655	6,788	6,178
Total amortization of tax credit investments recorded in non-interest expense	$ 12,407	$ 10,910	$ 13,335

Impairment Analysis

An impairment loss is recognized when the fair value of the tax credit investment is less than its carrying value. The determination of whether a decline in value of a tax credit investment is other-than-temporary requires significant judgment and is performed separately for each investment. The tax credit investments are reviewed for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. These circumstances can include, but are not limited to, the following factors:

- Evidence that Valley does not have the ability to recover the carrying amount of the investment;

- The inability of the investee to sustain earnings;

- A current fair value of the investment based upon cash flow projections that is less than the carrying amount; and

- Change in the economic or technological environment that could adversely affect the investee's operations.

On a periodic basis, Valley obtains financial reporting on its underlying tax credit investment assets for each fund. The financial reporting is reviewed for deterioration in the financial condition of the fund, the level of cash flows and any significant losses or impairment charges. Valley also regularly reviews the condition and continuing prospects of the underlying operations of the investment with the fund manager, including any observations from site visits and communications with the Fund Sponsor, if available. Annually, Valley obtains the audited financial statements prepared by an independent accounting firm for each investment, as well as the annual tax returns. Generally, none of the aforementioned review factors are individually conclusive and the relative importance of each factor will vary based on facts and circumstances. However, the longer the expected period of recovery, the stronger and more objective the positive evidence needs to be in order to overcome the presumption that the impairment is other than temporary. If management determines that a decline in value is other than temporary per its quarterly and annual reviews, including current probable cash flow projections, the applicable tax credit investment is written down to its estimated fair value through an impairment charge to earnings, which establishes the new cost basis of the investment.

COMMITMENTS AND CONTINGENCIES (Note 15)

Financial Instruments with Off-balance Sheet Risk

In the ordinary course of business in meeting the financial needs of its customers, Valley, through its subsidiary Valley National Bank, is a party to various financial instruments, which are not reflected in the consolidated financial statements. These financial instruments include standby and commercial letters of credit, unused portions of lines of credit and commitments to extend various types of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these instruments is an indicator of the Bank's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Bank seeks to limit any exposure of credit loss by applying the same credit policies in making commitments as it does for on-balance sheet lending facilities.

The following table provides a summary of financial instruments with off-balance sheet risk at December 31, 2022 and 2021:

	2022	2021
	(in thousands)	
Commitments under commercial loans and lines of credit	$ 10,262,414	$ 7,460,742
Home equity and other revolving lines of credit	1,920,824	1,689,315
Standby letters of credit	509,804	311,285
Outstanding residential mortgage loan commitments	317,108	355,523
Commitments under unused lines of credit—credit card	116,208	96,734
Commitments to sell loans	22,008	210,468
Commercial letters of credit	5,863	7,603
Total	$ 13,154,229	$ 10,131,670

Obligations to advance funds under commitments to extend credit, including commitments under unused lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have specified expiration dates, which may be extended upon request, or other termination clauses and generally require payment of a fee. These commitments do not necessarily represent future cash requirements, as it is anticipated that many of these commitments will expire without being fully drawn upon. The Bank's lending activity for outstanding loan commitments is primarily to customers within the states of New Jersey, New York, and Florida.

Standby letters of credit represent the guarantee by the Bank of the obligations or performance of the bank customer in the event of the default of payment or nonperformance to a third party beneficiary.

Loan sale commitments represent contracts for the sale of residential mortgage loans to third parties in the ordinary course of the Bank's business. These commitments require the Bank to deliver loans within a specific period to the third party. The risk to the Bank is its non-delivery of loans required by the commitment, which could lead to financial penalties. The Bank has not defaulted on its loan sale commitments.

Derivative Instruments and Hedging Activities

Valley is exposed to certain risks arising from both its business operations and economic conditions. Valley principally manages its exposure to a wide variety of business and operational risks through management of its core business activities. Valley manages economic risks, including interest rate and liquidity risks, primarily by managing the amount, sources, and duration of its assets and liabilities and, from time to time, the use of derivative financial instruments. Specifically, Valley enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Valley's derivative financial instruments are used to manage differences in the amount, timing, and duration of Valley's known or expected cash receipts and its known or expected cash payments related to assets and liabilities as outlined below.

Cash Flow Hedges of Interest Rate Risk. Valley's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, Valley uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the payment of either fixed or variable-rate amounts in exchange for the receipt of variable or fixed-rate amounts from a counterparty, respectively.

At December 31, 2022, Valley had 6 interest rate swap agreements, with a total notional amount of $600 million, to hedge the changes in cash flows associated with certain variable rate loans. Valley is required to pay variable rate amounts based on one-month CME Term SOFR and receives fixed rate payments based on the tenor of each swap. Expiration dates for the swaps range from November 2024 to November 2026.

Fair Value Hedges of Fixed Rate Assets and Liabilities. Valley is exposed to changes in the fair value of fixed-rate subordinated debt due to changes in interest rates. Valley uses interest rate swaps to manage its exposure to changes in fair value on fixed rate debt instruments attributable to changes in the designated benchmark interest rate. Interest rate swaps designated as fair value hedges involve the receipt of variable rate payments from a counterparty in exchange for Valley making fixed rate payments over the life of the agreements without the exchange of the underlying notional amount. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the loss or gain on the hedged item attributable to the hedged risk are recognized in earnings.

In June 2021, Valley entered into a $300 million forward-starting interest rate swap agreement with a notional amount of $300 million, maturing in June 2026, to hedge the change in the fair value of the 3 percent subordinated debt issued on May 28, 2021. Under the swap agreement, beginning in January 2022, Valley will receive fixed rate payments and pay variable rate amounts based on SOFR plus 2.187 percent.

Non-designated Hedges. Derivatives not designated as hedges may be used to manage Valley's exposure to interest rate movements or to provide a service to customers but do not meet the requirements for hedge accounting under U.S. GAAP. Derivatives not designated as hedges are not entered into for speculative purposes. Valley executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. These interest rate swaps with customers are simultaneously offset by interest rate swaps that Valley executes with a third party, such that Valley minimizes its net risk exposure resulting from such transactions. As these interest rate swaps do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

Valley sometimes enters into risk participation agreements with external lenders where the banks are sharing their risk of default on the interest rate swaps on participated loans. Valley either pays or receives a fee depending on the participation type. Risk participation agreements are credit derivatives not designated as hedges. Credit derivatives are not speculative and are not used to manage interest rate risk in assets or liabilities. Changes in the fair value in credit derivatives are recognized directly in earnings. At December 31, 2022, Valley had 35 credit swaps with an aggregate notional amount of $374.3 million related to risk participation agreements.

At December 31, 2022, Valley had two "steepener" swaps, each with a current notional amount of $10.4 million where the receive rate on the swap mirrors the pay rate on the brokered deposits and the rates paid on these types of hybrid instruments are based on a formula derived from the spread between the long and short ends of the constant maturity swap (CMS) rate curve. Although these types of instruments do not meet the hedge accounting requirements, the change in fair value of both the bifurcated derivative and the stand alone swap tend to move in opposite directions with changes in the three-month LIBOR rate and therefore provide an effective economic hedge.

Valley regularly enters into mortgage banking derivatives which are non-designated hedges. These derivatives include interest rate lock commitments provided to customers to fund certain residential mortgage loans to be sold into the secondary market and forward commitments for the future delivery of such loans. Valley enters into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of future changes in interest rates on Valley's commitments to fund the loans as well as on its portfolio of mortgage loans held for sale.

Valley enters foreign currency forward and option contracts, primarily to accommodate our customers, that are not designated as hedging instruments. Upon the origination of certain foreign currency denominated transactions (including foreign currency holdings and non-U.S. dollar denominated loans) with a client, we enter into a respective hedging contract with a third party financial institution to mitigate the economic impact of foreign currency exchange rate fluctuation.

Amounts included in the consolidated statements of financial condition related to the fair value of Valley's derivative financial instruments were as follows at December 31, 2022 and 2021:

	2022			2021		
	Fair Value			Fair Value		
	Other Assets	Other Liabilities	Notional Amount	Other Assets	Other Liabilities	Notional Amount
	(in thousands)					
Derivatives designated as hedging instruments:						
Cash flow hedge interest rate swaps	$ 3,971	$ 4	$ 600,000	$ —	$ 310	$ 700,000
Fair value hedge interest rate swaps	—	29,794	300,000	—	3,335	300,000
Total derivatives designated as hedging instruments	$ 3,971	$ 29,798	$ 900,000	$ —	$ 3,645	$ 1,000,000
Derivatives not designated as hedging instruments:						
Interest rate swaps and other contracts *	$ 449,280	$ 564,678	$ 14,753,330	$ 180,701	$ 47,044	$10,179,294
Foreign currency derivatives	13,709	12,604	1,273,735	311	233	122,166
Mortgage banking derivatives	167	157	31,299	488	1,454	312,428
Total derivatives not designated as hedging instruments	$ 463,156	$ 577,439	$ 16,058,364	$ 181,500	$ 48,731	$10,613,888

_____

*   Other derivatives include risk participation agreements.

The Chicago Mercantile Exchange and London Clearing House variation margins are classified as a single-unit of account as settlements of cash flow hedges and other non-designated derivative instruments. As a result, the fair value of the applicable derivative assets and liabilities are reported net of variation margin at December 31, 2022 and 2021 in the table above.

Gains (losses) included in the consolidated statements of income and in other comprehensive income (loss), on a pre-tax basis, related to interest rate derivatives designated as hedges of cash flows were as follows:

	2022	2021	2020
	(in thousands)		
Amount of loss reclassified from accumulated other comprehensive loss to interest expense	$ (274)	$ (3,436)	$ (2,912)
Amount of gain (loss) recognized in other comprehensive income (loss)	4,683	138	(3,169)

The accumulated net after-tax gains and losses related to effective cash flow hedges included in accumulated other comprehensive loss were $2.2 million and $1.3 million at December 31, 2022 and 2021, respectively.

Amounts reported in accumulated other comprehensive loss related to cash flow interest rate derivatives are reclassified to interest expense as interest payments are made on the hedged variable interest rate liabilities. Valley estimates that $3.5 million will be reclassified as a decrease to interest expense in 2023.

Gains (losses) included in the consolidated statements of income related to interest rate derivatives designated as hedges of fair value were as follows:

	2022	2021	2020
	(in thousands)		
Derivative—interest rate swaps:			
Interest income	$ —	$ —	$ 229
Interest expense	(466)	(3,335)	—
Hedged item—subordinated debt and loans:			
Interest income	$ —	$ —	$ (229)
Interest expense	741	3,397	—

The changes in the fair value of the hedged item designated as a qualifying hedge are captured as an adjustment to the carrying amount of the hedged item (basis adjustment). The following table presents the hedged items related to interest rate derivatives designated as fair value hedges and the cumulative basis fair value adjustment included in the net carrying amount of the hedged items at December 31, 2022 and 2021:

Line Item in the Statement of Financial Position in Which the Hedged Item is Included	Net Carrying Amount of the Hedged Liability *	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Liability
	(in thousands)	
December 31, 2022		
Long-term borrowings	$ 267,076	$ (30,132)
December 31, 2021		
Long-term borrowings	293,003	(3,397)

---

*   Net carrying amount includes unamortized debt issuance costs of $2.8 million and $3.6 million at December 31, 2022 and 2021, respectively.

The net (gains) losses included in the consolidated statements of income related to derivative instruments not designated as hedging instruments were as follows:

	2022	2021	2020
	(in thousands)		
Non-designated hedge interest rate and credit derivatives			
Other non-interest expense	$ (1,392)	$ 54	$ 1,067

Capital markets income reported in non-interest income included fee income related to non-designated hedge derivative interest rate swaps (not designated as hedging instruments) executed with commercial loan customers totaling $43.1 million, $26.9 million and $59.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Collateral Requirements and Credit Risk Related Contingency Features. By using derivatives, Valley is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. Management attempts to minimize counterparty credit risk through credit approvals, limits, monitoring procedures and obtaining collateral where appropriate. Credit risk exposure associated with derivative contracts is managed at Valley in conjunction with Valley's consolidated counterparty risk management process. Valley's counterparties and the risk limits monitored by management are periodically reviewed and approved by the Board of Directors.

Valley has agreements with its derivative counterparties providing that if Valley defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Valley could also be declared in default on its derivative counterparty agreements. Additionally, Valley has an agreement with several of its derivative counterparties that contains provisions that require Valley's debt to maintain an investment grade credit rating from each of the major credit rating agencies from which it receives a credit rating. If Valley's credit rating is reduced below investment grade, or such rating is withdrawn or suspended, then the counterparties could terminate the derivative positions and

Valley would be required to settle its obligations under the agreements. As of December 31, 2022, Valley was in compliance with all of the provisions of its derivative counterparty agreements. The aggregate fair value of all derivative financial instruments with credit risk-related contingent features in a net liability position at December 31, 2022 was not material. Valley has derivative counterparty agreements that require minimum collateral posting thresholds for certain counterparties.

BALANCE SHEET OFFSETTING (Note 16)

Certain financial instruments, including certain over-the-counter (OTC) derivatives (mostly interest rate swaps) and repurchase agreements (accounted for as secured long-term borrowings), may be eligible for offset in the consolidated statements of financial condition and/or subject to master netting arrangements or similar agreements. OTC derivatives include interest rate swaps executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house (presented in the table below). The credit risk associated with bilateral OTC derivatives is managed through obtaining collateral and enforceable master netting agreements.

Valley is party to master netting arrangements with its financial institution counterparties; however, Valley does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, usually in the form of cash or marketable investment securities, is posted by the counterparty with net liability positions in accordance with contract thresholds. Master repurchase agreements which include "right of set-off" provisions generally have a legally enforceable right to offset recognized amounts. In such cases, the collateral would be used to settle the fair value of the swap or repurchase agreement should Valley be in default. Total amount of collateral held or pledged cannot exceed the net derivative fair values with the counterparty.

The table below presents information about Valley's financial instruments that are eligible for offset in the consolidated statements of financial condition as of December 31, 2022 and 2021.

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Not Offset		Net Amount
				Financial Instruments	Cash Collateral *	
			(in thousands)			
December 31, 2022						
Assets:						
Interest rate swaps	$ 462,989	$ —	$ 462,989	$ 12,766	$ (342,480)	$ 133,275
Liabilities:						
Interest rate swaps	$ 577,282	$ —	$ 577,282	$ (12,766)	$ (432)	$ 564,084
Total liabilities	$ 577,282	$ —	$ 577,282	$ (12,766)	$ (432)	$ 564,084
December 31, 2021						
Assets:						
Interest rate swaps	$ 181,012	$ —	$ 181,012	$ —	$ —	$ 181,012
Liabilities:						
Interest rate swaps	$ 50,922	$ —	$ 50,922	$ —	$ (44,231)	$ 6,691
Total liabilities	$ 50,922	$ —	$ 50,922	$ —	$ (44,231)	$ 6,691

*   Cash collateral received from or pledged to our counterparties in relation to market value exposures of OTC derivative contacts in a asset/liability position.

REGULATORY AND CAPITAL REQUIREMENTS (Note 17)

Valley's primary source of cash is dividends from the Bank. Valley National Bank, a national banking association, is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. In addition, the dividends declared cannot be in excess of the amount which would cause the subsidiary bank to fall below the minimum required for capital adequacy purposes.

Valley and Valley National Bank are subject to the regulatory capital requirements administered by the Federal Reserve Bank and the OCC. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct significant impact on Valley's consolidated financial statements. Under capital adequacy guidelines Valley and Valley National Bank must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Valley and Valley National Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets, as defined in the regulations.

Valley is required to maintain a common equity Tier 1 capital to risk-weighted assets ratio of 4.5 percent, Tier 1 capital to risk-weighted assets of 6.0 percent, ratio of total capital to risk-weighted assets of 8.0 percent, and minimum leverage ratio of 4.0 percent, plus a 2.5 percent capital conservation buffer added to the minimum requirements for capital adequacy purposes. As of December 31, 2022 and 2021, Valley and Valley National Bank exceeded all capital adequacy requirements (see table below).

For regulatory capital purposes, in accordance with the Federal Reserve Board's final interim rule as of April 3, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase by 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2022, approximately $11.8 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, decreased our risk based capital ratios by approximately 3 basis points.

The following table presents Valley's and Valley National Bank's actual capital positions and ratios under the Basel III risk-based capital guidelines at December 31, 2022 and 2021:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ in thousands)					
As of December 31, 2022						
Total Risk-based Capital						
Valley	$ 5,569,639	11.63 %	$ 5,026,621	10.50 %	N/A	N/A
Valley National Bank	5,659,511	11.84	5,018,129	10.50	$ 4,779,170	10.00 %
Common Equity Tier 1 Capital						
Valley	4,315,659	9.01	3,351,080	7.00	N/A	N/A
Valley National Bank	5,284,372	11.06	3,345,419	7.00	3,106,461	6.50
Tier 1 Risk-based Capital						
Valley	4,530,500	9.46	4,069,169	8.50	N/A	N/A
Valley National Bank	5,284,372	11.06	4,062,295	8.50	3,823,336	8.00
Tier 1 Leverage Capital						
Valley	4,530,500	8.23	2,200,822	4.00	N/A	N/A
Valley National Bank	5,284,372	9.60	2,200,891	4.00	2,751,114	5.00
As of December 31, 2021						
Total Risk-based Capital						
Valley	$ 4,454,485	13.10 %	$ 3,569,144	10.50 %	N/A	N/A
Valley National Bank	4,571,448	13.45	3,567,618	10.50	$ 3,397,732	10.00 %
Common Equity Tier 1 Capital						
Valley	3,417,930	10.06	2,379,429	7.00	N/A	N/A
Valley National Bank	4,308,734	12.68	2,378,412	7.00	2,208,526	6.50
Tier 1 Risk-based Capital						
Valley	3,632,771	10.69	2,889,307	8.50	N/A	N/A
Valley National Bank	4,308,734	12.68	2,888,072	8.50	2,718,185	8.00
Tier 1 Leverage Capital						
Valley	3,632,771	8.88	1,635,508	4.00	N/A	N/A
Valley National Bank	4,308,734	10.53	1,636,097	4.00	2,045,121	5.00

COMMON AND PREFERRED STOCK (Note 18)

Repurchase Plan. In 2007, Valley's Board of Directors approved the repurchase of up to 4.7 million of common shares. Purchases of Valley's common shares may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Repurchased shares are held in treasury and are expected to be used for general corporate purposes. During 2022 and 2021, Valley repurchased approximately 1.0 million and 1.6 million of its common shares on the open market at an average price of $13.32 and $14.31 per share, respectively, under its 2007 stock repurchase plan. Valley made no share repurchases under the plan during the year ended December 31, 2020. In April 2022, Valley terminated its 2007 stock repurchase plan (and its remaining shares available for repurchase) and publicly announced a new stock purchase program for up to 25 million shares of Valley common stock. The authorization to repurchase shares will expire on April 25, 2024.

Other Stock Repurchases. Valley purchases shares directly from its employees in connection with employee elections to withhold taxes related to the vesting of stock awards. During the years ended December 31, 2022, 2021 and 2020, Valley purchased approximately 761 thousand, 510 thousand and 510 thousand shares, respectively, of its outstanding common stock at an average price of $13.93, $10.85 and $10.61, respectively, for such purpose.

Preferred Stock

Series A Issuance. On June 19, 2015, Valley issued 4.6 million shares of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, with a liquidation preference of $25 per share. Dividends on the preferred stock accrue and are payable quarterly in arrears, at a fixed rate per annum equal to 6.25 percent from the original issue date to, but excluding, June 30, 2025, and thereafter at a floating rate per annum equal to three-month LIBOR plus a spread of 3.85 percent. The net proceeds from the preferred stock offering totaled $111.6 million. Commencing June 30, 2025, Valley may redeem the preferred shares at the liquidation preference plus accrued and unpaid dividends, subject to certain conditions.

Series B Issuance. On August 3, 2017, Valley issued 4.0 million shares of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, no par value per share, with a liquidation preference of $25 per share. Dividends on the preferred stock will accrue and be payable quarterly in arrears, at a fixed rate per annum equal to 5.50 percent from the original issuance date to, but excluding, September 30, 2022, and thereafter at a floating rate per annum equal to three-month LIBOR plus a spread of 3.578 percent. The net proceeds from the preferred stock offering totaled $98.1 million. Commencing September 30, 2022, Valley may redeem the preferred shares at the liquidation preference plus accrued and unpaid dividends, subject to certain conditions.

Preferred stock is included in Valley's (additional) Tier 1 capital and total risk-based capital at December 31, 2022 and 2021.

OTHER COMPREHENSIVE INCOME (Note 19)

The following table presents the tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020. Components of other comprehensive income (loss) include changes in net unrealized gains and losses on debt securities available for sale; unrealized gains and losses on derivatives used in cash flow hedging relationships; and the defined benefit pension and postretirement benefit plan adjustments for the unfunded portion of various employee, officer and director benefit plans.

	2022			2021			2020		
	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax
					(in thousands)				
Unrealized gains and losses on available for sale (AFS) debt securities									
Net (losses) gains arising during the period	$(189,201)	$ 52,220	$(136,981)	$ (32,586)	$ 8,973	$(23,613)	$ 38,477	$ (10,632)	$ 27,845
Less reclassification adjustment for net (gains) losses included in net income [1]	(31)	8	(23)	(663)	172	(491)	(524)	147	(377)
Net change	(189,232)	52,228	(137,004)	(33,249)	9,145	(24,104)	37,953	(10,485)	27,468
Unrealized gains and losses on derivatives (cash flow hedges)									
Net gains (losses) arising during the period	4,683	(1,321)	3,362	138	(11)	127	(3,169)	918	(2,251)
Less reclassification adjustment for net losses (gains) included in net income [2]	274	(71)	203	3,436	(989)	2,447	2,912	(838)	2,074
Net change	4,957	(1,392)	3,565	3,574	(1,000)	2,574	(257)	80	(177)
Defined benefit pension and postretirement benefit plans									
Net (losses) gains arising during the period	(18,531)	5,356	(13,175)	14,381	(4,075)	10,306	(5,719)	2,301	(3,418)
Amortization of prior service (cost) credit [3]	(135)	35	(100)	(135)	39	(96)	(136)	38	(98)
Amortization of net loss [3]	905	(261)	644	1,538	(432)	1,106	1,003	(282)	721
Net change	(17,761)	5,130	(12,631)	15,784	(4,468)	11,316	(4,852)	2,057	(2,795)
Total other comprehensive (loss) income	$(202,036)	$ 55,966	$(146,070)	$ (13,891)	$ 3,677	$(10,214)	$ 32,844	$ (8,348)	$ 24,496

(1) Included in (losses) gains on securities transactions, net.
(2) Included in interest expense.
(3) Included in the computation of net periodic pension cost. See Note 12 for details.

The following table presents the after-tax changes in the balances of each component of accumulated other comprehensive loss for the years ended December 31, 2022, 2021 and 2020:

| | Components of Accumulated Other Comprehensive Loss | | | |
	Unrealized Gains and Losses on AFS Securities	Unrealized Gains and Losses on Derivatives	Defined benefit pension and postretirement benefit plans	Total Accumulated Other Comprehensive Loss
			(in thousands)	
Balance-December 31, 2019	$ 5,822	$ (3,729)	$ (34,307)	$ (32,214)
Other comprehensive income (loss) before reclassifications	27,845	(2,251)	(3,418)	22,176
Amounts reclassified from other comprehensive (loss) income	(377)	2,074	623	2,320
Other comprehensive income (loss), net	27,468	(177)	(2,795)	24,496
Balance-December 31, 2020	33,290	(3,906)	(37,102)	(7,718)
Other comprehensive (loss) income before reclassifications	(23,613)	127	10,306	(13,180)
Amounts reclassified from other comprehensive (loss) income	(491)	2,447	1,010	2,966
Other comprehensive (loss) income, net	(24,104)	2,574	11,316	(10,214)
Balance-December 31, 2021	9,186	(1,332)	(25,786)	(17,932)
Other comprehensive (loss) income before reclassifications	(136,981)	3,362	(13,175)	(146,794)
Amounts reclassified from other comprehensive (loss) income	(23)	203	544	724
Other comprehensive (loss) income, net	(137,004)	3,565	(12,631)	(146,070)
Balance-December 31, 2022	$ (127,818)	$ 2,233	$ (38,417)	$ (164,002)

PARENT COMPANY INFORMATION (Note 20)

Condensed Statements of Financial Condition

	December 31,	
	2022	**2021**
	(in thousands)	
Assets		
Cash	$ 145,647	$ 77,760
Interest bearing deposits with banks	250	250
Equity securities	15,423	6,135
Investments in and receivables due from subsidiaries	7,160,571	5,764,957
Other assets	32,727	23,521
Total Assets	$ 7,354,618	$ 5,872,623
Liabilities and Shareholders' Equity		
Dividends payable to shareholders	$ 58,754	$ 49,265
Long-term borrowings	754,639	634,643
Junior subordinated debentures issued to capital trusts	56,760	56,413
Accrued expenses and other liabilities	83,663	48,236
Shareholders' equity	6,400,802	5,084,066
Total Liabilities and Shareholders' Equity	$ 7,354,618	$ 5,872,623

Condensed Statements of Income

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Income			
Dividends from subsidiary	$ 420,000	$ 150,000	$ 186,000
Income from subsidiary	—	—	4,436
Net (losses) gains on equity securities	(1,136)	1,491	—
Other interest and income	82	20	21
Total Income	418,946	151,511	190,457
Total Expenses	48,104	28,537	23,484
Income before income tax and equity in undistributed earnings of subsidiary	370,842	122,974	166,973
Income tax benefit	(13,098)	(9,501)	(3,946)
Income before equity in undistributed earnings of subsidiary	383,940	132,475	170,919
Equity in undistributed earnings of subsidiary	184,911	341,365	219,687
Net Income	568,851	473,840	390,606
Dividends on preferred stock	13,146	12,688	12,688
Net Income Available to Common Shareholders	$ 555,705	$ 461,152	$ 377,918

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Cash flows from operating activities:			
Net Income	$ 568,851	$ 473,840	$ 390,606
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(184,911)	(341,365)	(219,687)
Stock-based compensation	28,788	20,887	16,154
Net amortization of premiums and accretion of discounts on borrowings	1,741	1,152	230
Net change in:			
Other assets	(8,070)	2,134	121
Accrued expenses and other liabilities	5,851	(7,079)	17,905
Net cash provided by operating activities	412,250	149,569	205,329
Cash flows from investing activities:			
Purchases of equity securities	(10,424)	(1,644)	(2,500)
Cash and cash equivalents paid in acquisitions, net	(113,244)	(3,983)	—
Repayment of subordinated debt by subsidiary	—	—	100,000
Capital contributions to subsidiary	(125,055)	(227,000)	(210,000)
Other, net	—	—	(1,200)
Net cash used in investing activities	(248,723)	(232,627)	(113,700)
Cash flows from financing activities:			
Proceeds from issuance of long-term borrowings, net	147,508	295,922	113,146
Repayment of long-term borrowings	—	(60,000)	—
Dividends paid to preferred shareholders	(13,146)	(12,688)	(12,688)
Dividends paid to common shareholders	(205,999)	(179,667)	(177,965)
Purchase of common shares to treasury	(24,123)	(23,907)	(5,374)
Common stock issued, net	120	11,245	2,202
Net cash (used in) provided by financing activities	(95,640)	30,905	(80,679)
Net change in cash and cash equivalents	67,887	(52,153)	10,950
Cash and cash equivalents at beginning of year	78,010	130,163	119,213
Cash and cash equivalents at end of year	$ 145,897	$ 78,010	$ 130,163

OPERATING SEGMENTS (Note 21)

Prior to the second quarter 2022, Valley operated as four reportable segments: Consumer Lending, Commercial Lending, Investment Management, and Corporate and Other Adjustments. Valley re-evaluated its segment reporting during the second quarter 2022 to consider the Bank Leumi USA acquisition on April 1, 2022 along with other factors, including changes in the internal structure of operations, discrete financial information reviewed by key decision-makers, balance sheet management strategies and personnel. In connection with the re-evaluation, Valley determined it operated reportable segments consisting of Consumer Banking, Commercial Banking and Treasury and Corporate Other. Treasury and Corporate Other was reorganized to consolidate Treasury and other corporate-wide functions, including the Treasury managed investment securities portfolios and overnight interest earning cash balances formerly reported under Investment Management. The discrete financial information related to the activities previously reported in the Investment Management segment is no longer provided to Valley's CEO, who is the chief operating decision maker. Each operating segment is reviewed routinely for its asset growth, contribution to income before income taxes and return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Valley regularly assesses its strategic plans, operations, and reporting structures to identify its reportable segments. There were no additional changes to Valley's reportable segments at December 31, 2022.

Consumer Banking is mainly comprised of residential mortgages and automobile loans, and to a lesser extent, secured personal lines of credit, home equity loans and other consumer loans. The duration of the residential mortgage loan portfolio is subject to movements in the market level of interest rates and forecasted prepayment speeds. The average weighted life of the automobile loans within the portfolio is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by new loans as a result of the availability of credit within the automobile marketplace and consumer demand for purchasing new or used automobiles. Consumer Banking also includes the Wealth Management and Insurance Services Division, comprised of trust, asset management, brokerage, insurance and tax credit advisory services.

Commercial Banking is comprised of floating rate and adjustable rate commercial and industrial loans and construction loans, as well as fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, commercial banking is Valley's operating segment that is most sensitive to movements in market interest rates.

Treasury and Corporate Other largely consists of the Treasury managed held to maturity debt securities and available for sale debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. Interest income is generated through investments in various types of securities (mainly comprised of fixed rate securities) and interest-bearing deposits with other banks (primarily the Federal Reserve Bank of New York). Expenses related to the branch network, all other components of retail banking, along with the back office departments of the Bank are allocated from Treasury and Corporate Other to the Consumer and Commercial Banking segments. Interest expense and internal transfer expense (for general corporate expenses) are allocated to each operating segment utilizing a transfer pricing methodology, which involves the allocation of operating and funding costs based on each segment's respective mix of average earning assets and or liabilities outstanding for the period.

The financial reporting for each segment contains allocations and reporting in line with Valley's operations, which may not necessarily be comparable to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting and may result in income and expense measurements that differ from amounts under U.S. GAAP. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data. The prior period balances presented in the tables below reflect reclassifications to conform the presentation in those periods to the current operating segment structure. Valley's consolidated results were not impacted by the changes discussed above and remain unchanged for all periods presented.

The following tables represent the financial data for Valley's operating segments for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets (unaudited)	$ 8,133,665	$33,796,688	$ 6,137,028	$48,067,381
Interest income	$ 272,295	$ 1,556,182	$ 148,206	$ 1,976,683
Interest expense	48,843	202,948	69,252	321,043
Net interest income	223,452	1,353,234	78,954	1,655,640
Provision for credit losses	20,880	35,456	481	56,817
Net interest income after provision for credit losses	202,572	1,317,778	78,473	1,598,823
Non-interest income	56,506	79,695	70,592	206,793
Non-interest expense	73,105	118,919	832,925	1,024,949
Internal transfer expense (income)	121,220	491,507	(612,727)	—
Income before income taxes	$ 64,753	$ 787,047	$ (71,133)	$ 780,667
Return on average interest earning assets (pre-tax) (unaudited)	0.80 %	2.33 %	(1.16)%	1.62 %

	Year Ended December 31, 2021			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets (unaudited)	$ 7,262,808	$25,554,177	$ 5,410,830	$38,227,815
Interest income	$ 238,715	$ 1,018,674	$ 76,837	$ 1,334,226
Interest expense	19,117	67,265	37,943	124,325
Net interest income	219,598	951,409	38,894	1,209,901
(Credit) provision for credit losses	(6,807)	39,703	(263)	32,633
Net interest income after provision for credit losses	226,405	911,706	39,157	1,177,268
Non-interest income	72,063	35,600	47,350	155,013
Non-interest expense	78,853	108,577	504,112	691,542
Internal transfer expense (income)	81,423	286,335	(367,758)	—
Income (loss) before income taxes	$ 138,192	$ 552,394	$ (49,847)	$ 640,739
Return on average interest earning assets (pre-tax) (unaudited)	1.90 %	2.16 %	(0.92)%	1.68 %

	Year Ended December 31, 2020			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets (unaudited)	$ 7,160,793	$24,625,066	$ 5,225,074	$37,010,933
Interest income	$ 257,196	$ 1,027,796	$ 98,727	$ 1,383,719
Interest expense	47,712	164,075	53,028	264,815
Net interest income	209,484	863,721	45,699	1,118,904
Provision for credit losses	11,502	113,585	635	125,722
Net interest income after provision for credit losses	197,982	750,136	45,064	993,182
Non-interest income	81,499	64,783	36,750	183,032
Non-interest expense	77,582	98,710	469,856	646,148
Internal transfer expense (income)	77,835	267,588	(345,423)	—
Income (loss) before income taxes	$ 124,064	$ 448,621	$ (42,619)	$ 530,066
Return on average interest earning assets (pre-tax) (unaudited)	1.73 %	1.82 %	(0.82)%	1.43 %

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Valley National Bancorp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Valley National Bancorp and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan losses evaluated on a collective basis

As discussed in Note 5 to the consolidated financial statements, the Company's total allowance for loan losses as of December 31, 2022 was $458.7 million, of which $372.1 million related to the loans collectively evaluated for credit losses (the collective ALL). The collective ALL includes the measure of expected credit losses on a collective basis for those loans that share similar risk characteristics. In estimating the collective ALL, the Company uses a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by using probability of default and loss given default metrics. The metrics are based on the migration of loans from performing to loss by credit quality rating or delinquency categories using life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred. The expected credit losses are the product of multiplying the model's expected life of loan loss percentages by the exposure at default at period end. The model's expected losses are adjusted for qualitative factors which includes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience on a straight-line basis for the remaining life of the loan. The forecasts consist of a multi-scenario economic forecast model which is

assigned relative probability weightings. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses.

We identified the assessment of the collective ALL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ALL. Specifically, the assessment encompassed the evaluation of the collective ALL methodology, including the model and methods used to estimate the (1) life of loan loss percentages and the related significant assumptions, including probability of default, loss given default and credit risk ratings for commercial loans, and (2) the qualitative factors, including the reasonable and supportable economic forecasts and related weightings, and reversion. The assessment also included an evaluation of the conceptual soundness and performance of the methodology utilized to derive the quantitative life of loan loss percentages and qualitative factors and the Company's procedures to validate the model utilized to produce the lifetime loss estimate. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ALL estimate, including controls over the:

- development of the collective ALL methodology

- continued use and appropriateness of changes made to the transition matrix model

- performance monitoring of the transition matrix model

- identification and determination of the significant assumptions used in the model

- continued use and ongoing monitoring of the appropriateness of the reasonable and supportable forecast period

- development of the qualitative factors, including the significant assumptions used in the measurement of the qualitative factors

- procedures performed by the Company to validate the model is fit for use and appropriate to estimate lifetime losses

- periodic testing of loan risk ratings for loan portfolios

- analysis of the collective ALL results, trends and ratios.

We evaluated the Company's process to develop the collective ALL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ALL methodology for compliance with U.S. generally accepted accounting principles

- evaluating the judgments made by the Company relative to the assessment and performance monitoring of the transition matrix model used to calculate the life of loan loss percentage by comparing them to Company-specific metrics and trends and the applicable industry and regulatory practices

- testing the conceptual soundness and performance of the transition matrix model by inspecting the model documentation and model validation documentation to determine whether the model is suitable for the intended use

- evaluating the economic forecast scenarios and related weightings by comparing them to the Company's business environment and relevant industry practices

- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practices

- testing individual credit risk ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment and any relevant guarantees or underlying collateral

- evaluating the methodology used to develop the qualitative factor framework and the effect of those factors on the collective ALL by comparing the qualitative factors to the specific portfolio risk characteristics, trends and relevant industry practices and identified limitations of the underlying quantitative models.

We also assessed the sufficiency of the audit evidence obtained related to the collective ALL by evaluating the cumulative results of the audit procedures, qualitative aspects of the Company's accounting practices and potential bias in the accounting estimate.

Fair value measurement of the acquired loans in the Bank Leumi USA business combination

As discussed in Note 2 to the consolidated financial statements, the Company acquired Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA (collectively referred to as Bank Leumi USA) on April 1, 2022. The transaction was accounted for as a business combination using the acquisition method of accounting. Accordingly, assets acquired, liabilities assumed, and consideration paid for Bank Leumi USA were recorded at their fair values at the acquisition date, including the fair value of acquired loans of $5.9 billion. The fair value of acquired loans was based on a discounted cash flow methodology and the portfolio was segregated into categories for valuation purposes primarily based on loan type and loan risk rating. The expected cash flows from the acquired loan categories were discounted using a forecast of principal and interest payments based on certain loan contractual characteristics, loan risk ratings and key valuation assumptions such as estimated market rates, prepayment speeds, default rates, and loss severity rates.

We identified the assessment of the fair value measurement of the acquired loans in the Bank Leumi USA business combination as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment of the fair value measurement encompassed the evaluation of the fair value methodology and the development of key valuation assumptions. The assessment also included an evaluation of loan risk ratings.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's fair value measurement process for acquired loans, including controls related to (1) the development of the fair value methodology for acquired loans, (2) the determination of key valuation assumptions, and (3) the determination of loan risk ratings. We involved credit risk professionals with specialized skills and knowledge who assisted in testing individual loan risk ratings for a selection of commercial loan relationships by evaluating the financial performance of the borrower, sources of repayment and any relevant guarantees or underlying collateral. We involved valuation professionals with specialized skills and knowledge who assisted in:

- evaluating the fair value methodology for compliance with U.S. generally accepted accounting principles, and

- developing an independent estimate of the fair value of acquired loans using key valuation assumptions, by loan category, used by other market participants and comparing the results to the Company's fair value estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2008.

Short Hills, New Jersey
February 28, 2023

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Valley maintains disclosure controls and procedures which, consistent with Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, are defined to mean controls and other procedures that are designed to ensure that information required to be disclosed in the reports that Valley files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that such information is accumulated and communicated to Valley's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Valley's management, with the participation of the CEO and CFO, has evaluated the effectiveness of Valley's disclosure controls and procedures. Based on such evaluation, Valley's CEO and CFO have concluded that such disclosure controls and procedures were effective as of December 31, 2022 (the end of the period covered by this Annual Report on Form 10-K).

Valley's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all errors and all fraud. A system of internal control, no matter how well conceived and operated, provides reasonable, not absolute, assurance that the objectives of the system of internal control are met. The design of a system of internal control reflects resource constraints and the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Valley have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of a simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of internal control is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Valley's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Valley's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2022, management assessed the effectiveness of Valley's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management's assessment included an evaluation of the design of Valley's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee.

Based on this assessment, management determined that, as of December 31, 2022, Valley's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

KPMG LLP, the independent registered public accounting firm that audited Valley's December 31, 2022 consolidated financial statements included in this Annual Report on Form 10-K, has issued an audit report expressing an opinion on the effectiveness of Valley's internal control over financial reporting as of December 31, 2022. The report is included in this item under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

There have been no changes in Valley's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, Valley's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Valley National Bancorp:

Opinion on Internal Control Over Financial Reporting

We have audited Valley National Bancorp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Short Hills, New Jersey
February 28, 2023

2022 Form 10-K

Item 9B.   *Other Information*

Not applicable.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10.   *Directors, Executive Officers and Corporate Governance*

Certain information regarding executive officers is included under the section captioned "Information about our Executive Officers" in Item 1 of this report. The information set forth under the captions "Director Information" and "Corporate Governance" in the 2023 Proxy Statement is incorporated herein by reference.

Item 11.   *Executive Compensation*

The information set forth under the captions "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Advisory Vote on Our Named Executive Officer Compensation" in the 2023 Proxy Statement is incorporated herein by reference.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information set forth under the captions "Equity Compensation Plan Information" and "Stock Ownership of Management and Principal Shareholders" in the 2023 Proxy Statement is incorporated herein by reference.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation," "Certain Transactions with Management" and "Corporate Governance" in the 2023 Proxy Statement is incorporated herein by reference.

Item 14.   *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG LLP, Short Hills, NJ, Auditor Firm ID: 185.

The information set forth under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the 2023 Proxy Statement is incorporated herein by reference.

PART IV

Item 15.   *Exhibits and Financial Statement Schedules*

(a) Financial Statements and Schedules:

The following financial statements and supplementary data are filed as part of this annual report:

	Page
Consolidated Statements of Financial Condition	71
Consolidated Statements of Income	72
Consolidated Statements of Comprehensive Income	73
Consolidated Statements of Changes in Shareholders' Equity	74
Consolidated Statements of Cash Flows	75
Notes to Consolidated Financial Statements	77
Report of Independent Registered Public Accounting Firm	142

All financial statement schedules are omitted because they are either inapplicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession

    A.   Agreement and Plan of Merger, dated as of September 22, 2021, by and among Valley National Bancorp, Bank Leumi Le-Israel Corporation, a New York corporation and Volcano Merger Sub Corporation, a New York corporation and subsidiary of Valley, incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K Current Report filed on September 27, 2021.

(3) Articles of Incorporation and By-laws:

    A.   Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant's Form 10-Q Quarterly Report filed on August 7, 2020.

    B.   By-laws of the Registrant, as amended and restated, incorporated herein by reference to Exhibit 3.1 to the Registrant's Form 8-K Current Report filed on October 24, 2018.

(4) Instruments Defining the Rights of Security Holders:

    A.   Indenture, dated as of September 27, 2013, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on September 27, 2013. (Valley 5.125% sub debt due September 27, 2023).

    B.   First Supplemental Indenture, dated as of September 27, 2013, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of the Notes attached as Exhibit A thereto, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on September 27, 2013 (Valley 5.125% sub debt due September 27, 2023).

    C.   Indenture, dated as of June 19, 2015, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on June 19, 2015. (Valley 4.55% sub debt due July 30, 2025).

    D.   First Supplemental Indenture, dated as of June 19, 2015, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of the Notes attached as Exhibit A thereto, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on June 19, 2015 (Valley 4.55% sub debt due July 30, 2025).

    E.   Agreement to provide SEC with Indentures not filed. (Item 601(b)(4)(iii)(A)), incorporated herein by reference to Exhibit 4G to the Registrant's Form 10-K Annual Report filed on February 28, 2017.

    F.   Description of Valley Securities*

    G.   Indenture, dated as of June 5, 2020, between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on June 5, 2020.

    H.   First Supplemental Indenture, dated as of June 5, 2020, between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of Notes attached as Exhibit A thereto, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on June 5, 2020 (Valley 5.25% sub debt due June 15, 2030).

    I.   Indenture, dated as of May 28, 2021, between Valley and U. S. Bank, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on May 28, 2021.

    J.   First Supplemental Indenture, dated as of May 28, 2021, between Valley and U. S. Bank, N.A., as Trustee, including the form of Notes attached thereto, incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on May 28, 2021 (Valley 3.00% sub debt due June 15, 2031).

    K.   Second Supplemental Indenture, dated as of September 20, 2022, between Valley and U.S. Bank Trust Company, National Association, as Trustee, including the form of Notes attached thereto, incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on September 20, 2022 (Valley 6.25% sub debt due September 30, 2022).

(10) Material Contracts:

A.   The Valley National Bancorp Benefit Equalization Plan, as Amended and Restated, incorporated herein by reference to Exhibit 10 to the Registrant's Form 10-Q Quarterly Report filed on November 6, 2015.+

B.   Form of Participant Agreement for the Benefit Equalization Plan, incorporated herein by reference to Exhibit 10.J to the Registrant's Form 10-K Annual Report for the year ended December 31, 2011 (No. 001-11277).+

C.   Valley National Bancorp Deferred Compensation Plan, dated as of January 1, 2017, incorporated herein by reference to Exhibit 10.S to the Registrant's Form 10-K Annual Report for the year ended December 31, 2016.+

D.   Severance Letter Agreement, dated as of September 21, 2016, between Valley National Bank, Valley and Ira Robbins, incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on September 27, 2016.+

E.   Form of Valley National Bancorp Restricted Stock Award Agreement, incorporated herein by reference to Exhibit 10.2 to the Registrant's Form 10-Q Quarterly Report filed on May 8, 2017 (in use prior to 2019).+

F.   Severance Letter Agreement, dated as of September 21, 2016, between Valley National Bank, Valley and Thomas A. Iadanza, incorporated herein by reference to Exhibit 10.3 to the Registrant's Form 8-K Current Report filed on September 27, 2016.+

G.   Consulting Agreement, dated as of May 1, 2022, by and between Valley National Bancorp and Alrem LLC, incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 10-Q Quarterly Report filed on August 9, 2022.+

H.   Bank Leumi Le-Israel Corporation 2018 Stock Option Plan, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form S-8 Registration Statement filed on April 1, 2022.+

I.   Restricted Stock Unit Agreement, effective as of January 6, 2022, between Bank Leumi Le-Israel Corporation and Avner Mendelson, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form S-8 Registration Statement filed April 1, 2022.+

J.   USAmeriBancorp, Inc. 2006 Stock Option and Restricted Stock Plan, as amended, incorporated herein by reference to Exhibit 99.1 to the Registrant's Form S-8 Registration Statement filed on December 29, 2017.+

K.   USAmeriBancorp, Inc. 2015 Long-Term Incentive Plan, incorporated herein by reference to Exhibit 99.2 to the Registrant's Form S-8 Registration Statement filed on December 29, 2017.+

L.   Form of Change in Control Agreement for Executive Vice President, dated January 16, 2019, incorporated herein by reference to Exhibit CC to the Registrant's Form 10-K filed on February 28, 2019. +

M.   Form of Change in Control Agreement for Senior Executive Vice President, dated January 16, 2019, incorporated herein by reference to Exhibit DD to the Registrant's Form 10-K filed on February 28, 2019. +

N.   Form of Agreement to Reduce Change in Control Severance, effective January 1, 2023 (applicable to Ira Robbins and Thomas A. Iadanza), incorporated herein by reference to Exhibit EE to the Registrant's Form 10-K filed on February 28, 2019. +

O.   Form of Change in Control Agreement for President and Chief Executive Officer, dated January 16, 2019 and effective January 1, 2023 (applicable to Ira Robbins), incorporated herein by reference to Exhibit FF to the Registrant's Form 10-K filed on February 28, 2019. +

P.   Amendment to 2016 Change in Central Severance Plan for First Senior Vice Presidents and Senior Vice Presidents (applicable after January 1, 2020), incorporated herein by reference to Exhibit GG to the Registrant's Form 10-K filed on February 28, 2019. +

Q.   2019 Change in Control Severance Plan applicable to First Senior Vice Presidents and Senior Vice Presidents, incorporated herein by reference to Exhibit HH to the Registrant's Form 10-K filed on February 28, 2019. +

R.   Form of Change in Control Agreement for Senior Executive Vice President, effective January 1, 2023 (covering Thomas A. Iadanza), incorporated herein by reference to Exhibit II to the Registrant's Form 10-K filed on February 28, 2019. +

S.   Valley National Bancorp 2016 Long-Term Stock Incentive Plan, as amended and restated on January 28, 2020 incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on November 6, 2020. +

T.   Form of Valley National Bancorp Agreement for Performance Based Restricted Stock Unit Award, in connection with Valley National Bancorp 2016 Long-Term Stock Incentive Plan, (for use in 2019 and thereafter), incorporated herein by reference to Exhibit LL to the Registrant's Form 10-K filed on February 28, 2019. +

U.   Form of Valley National Bancorp Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2016 Long-Term Stock Incentive Plan, (for use in 2019 and thereafter), incorporated herein by reference to Exhibit MM to the Registrant's Form 10-K filed on February 28, 2019. +

V.   Form of Valley National Bancorp Director Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2016 Long-Term Stock Incentive Plan, (for use in 2019 and thereafter), incorporated herein by reference to Exhibit NN to the Registrant's Form 10-K filed on February 28, 2019. +

W.   Oritani Financial Corp. 2011 Equity Incentive Plan, incorporated by reference to Appendix A of the proxy statement for the Special Meeting of Oritani Stockholders (Commission File No. 001-34786) filed by Oritani under the Securities Exchange Act of 1934, as amended, on June 27, 2011. +

X.   Employment Agreement, dated as of July 25, 2017, by and among Joseph V. Chillura, Valley National Bancorp and Valley National Bank, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on August 7, 2020. +

Y.   Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on May 7, 2021. +

Z.   Form of Valley National Bancorp Director Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.4 of the Registrant's Form 10-Q filed on May 7, 2021. +

AA.   Form of Valley National Bancorp Time-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.DD to the Registrant's Form 10-K Annual Report filed on February 28, 2022. +

BB.   Form of Valley National Bancorp Performance-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.EE to the Registrant's Form 10-K Annual Report filed on February 28, 2022. +

CC.   Separation Agreement and General Release, dated as of February 16, 2022, between Valley National Bank and Robert Bardusch, incorporated herein by reference to Exhibit 10.2 to the Registrant's Form 10-Q Quarterly Report filed on May 9, 2022.+

DD.   Offer letter, dated as of September 23, 2021, between Valley National Bancorp and Raja Dakkuri. +*

EE.   Investor Rights Agreement, dated as of April 1, 2022, between Valley National Bancorp and Bank Leumi Le-Israel B.M., incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on April 1, 2022.

(21)   List of Subsidiaries as of December 31, 2022:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
(a) Subsidiaries of Valley:		
Valley National Bank	United States	100%
Aliant Statutory Trust II	Delaware	100%
GCB Capital Trust III	Delaware	100%
State Bancorp Capital Trust I	Delaware	100%
State Bancorp Capital Trust II	Delaware	100%
Dudley Ventures, LLC	Delaware	100%
DV Financial Services, LLC	Delaware	100%
(b) Subsidiaries of Valley National Bank:		
Hallmark Capital Management, Inc.	New Jersey	100%
Highland Capital Corp.	New Jersey	100%
Valley Insurance Services, Inc.	New York	90%
Metro Title and Settlement Agency, Inc.	New York	100%
Valley Commercial Capital, LLC	New Jersey	100%
Valley Securities Holdings L.L.C.	New Jersey	100%
VNB New York, LLC	New York	100%
DV Community Investment, LLC	Delaware	100%
Valley Financial Management, Inc.	New York	100%
(c) Subsidiaries of Valley Insurance Services, Inc.:		
RISC One, Inc.	New York	90%
Valley Insurance Services of Florida, LLC	Florida	90%
(d) Subsidiaries of Valley Securities Holdings L.L.C.:		
SAR II, Inc.	New Jersey	100%
Shrewsbury Capital Corporation	New Jersey	100%
Valley Investments, Inc.	New Jersey	100%
Oritani Investment Corp.	New Jersey	100%
(e) Subsidiary of Oritani Investment Corp.:		
Oritani Asset Corp.	New Jersey	100%
(f) Subsidiary of SAR II, Inc.:		
VNB Realty, Inc.	New Jersey	100%
(g) Subsidiary of VNB Realty, Inc.:		
VNB Capital Corp.	New York	100%

† Excluded from the list are subsidiaries that, if considered in the aggregate, would not constitute a significant subsidiary under SEC rules as of December 31, 2022.

(23)   Consent of KPMG LLP.*

(24)   Power of Attorney of Certain Directors and Officers of Valley.*

(31.1) Certification of Ira Robbins, Chairman of the Board and Chief Executive Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(31.2) Certification of Michael D. Hagedorn, Senior Executive Vice President and Chief Financial Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(32)   Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Ira Robbins, Chairman of the Board and Chief Executive Officer of the Company and Michael D. Hagedorn, Senior Executive Vice President and Chief Financial Officer of the Company.*

(101)   Interactive Data File (XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document) *

(104)   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) *

*   Filed herewith.

\+   Management contract and compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANCORP

By: /s/   IRA ROBBINS

Ira Robbins, *Chairman of the Board and Chief Executive Officer*

By: /s/   MICHAEL D. HAGEDORN

Michael D. Hagedorn, *Senior Executive Vice President and Chief Financial Officer*

Dated: February 28, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title	Date
/s/ IRA ROBBINS Ira Robbins	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2023
/s/ MICHAEL D. HAGEDORN Michael D. Hagedorn	Senior Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 28, 2023
/s/ MITCHELL L. CRANDELL Mitchell L. Crandell	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2023
ANDREW B. ABRAMSON* Andrew B. Abramson	Director	February 28, 2023
RONEN AGASSI* Ronen J. Agassi	Director	February 28, 2023
PETER J. BAUM* Peter J. Baum	Director	February 28, 2023
ERIC P. EDELSTEIN* Eric P. Edelstein	Director	February 28, 2023
MARC J. LENNER* Marc J. Lenner	Director	February 28, 2023
PETER V. MAIO* Peter V. Maio	Director	February 28, 2023
AVNER MENDELSON* Avner Mendelson	Director	February 28, 2023

Signature	Title	Date
SURESH L. SANI* Suresh L. Sani	Director	February 28, 2023
LISA J. SCHULTZ* Lisa J. Schultz	Director	February 28, 2023
JENNIFER W. STEANS* Jennifer W. Steans	Director	February 28, 2023
JEFFREY S. WILKS* Jeffrey S. Wilks	Director	February 28, 2023
DR. SIDNEY S. WILLIAMS, JR.* Dr. Sidney S. Williams, Jr.	Director	February 28, 2023

*

By:	/s/	MICHAEL D. HAGEDORN		February 28, 2023
		Michael D. Hagedorn, attorney-in fact		

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Valley

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1455 Valley Road | Wayne, NJ 07470